
06016104

2/30

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avalon Ventures Ltd.

*CURRENT ADDRESS 111 Richmond Street West, Suite 1005
Toronto, Ontario Canada M5H 2G4

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

FILE NO. 82- 4427 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/16/06



111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

March 24, 2004 **No. 04-04**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

EXPLORATION UPDATE: MOUNT THOM AND LOWER MOUNT THOM IOCG COPPER-GOLD PROJECTS, NOVA SCOTIA

Avalon Ventures Ltd., TSXV:AVL (the "Company") is pleased to provide the following progress report on its central Nova Scotia IOCG copper-gold exploration programs, which includes work on its 100% optioned Mount Thom project and on the Lower Mount Thom joint venture with **Wallbridge Mining Company Limited** (WM:TSX, "Wallbridge"). (See the Company's news release of January 26, 2004 for details of the joint venture agreement.)

MOUNT THOM PROJECT

Field work on the Mount Thom project has been slowed by the severe winter weather experienced in central Nova Scotia over the past two months. The ground magnetic survey over the known aeromagnetic anomaly was only completed last week and the data from this survey is presently being processed and interpreted. The interpretation work will include computer modeling of the anomaly to assist in drill target definition.

Geological compilation work on the Mount Thom project, involving re-logging of selected holes from historical drilling by Imperial Oil Enterprises, has provided further information to support the Company's structural model for the area. A suite of samples has been submitted for analysis to better characterize alteration assemblages and trace element contents (especially cobalt) of the known mineralization and results are expected in April.

A soil geochemical survey using Mobile Metal Ion ("MMI®") technology is being planned for the spring to provide additional data for defining priority drill targets. Follow-up diamond drilling is now not expected to begin before mid-May.

LOWER MOUNT THOM ("LMT") JOINT VENTURE

A detailed airborne magnetic survey arranged by Wallbridge and conducted by Fugro Airborne Surveys, was flown over the the LMT joint venture lands in February. This survey was extended to also provide coverage of the Mount Thom property. The data from the survey is presently being processed, with results expected in April.

Compilation of historical data from the LMT joint venture lands has already resulted in the recognition of an attractive new target for IOCG copper-gold mineralization on the property.

Ground follow-up of this target and others identified from the aeromagnetic survey data will be carried out in the spring, as soon as ground conditions permit.

NEW CORPORATE SECRETARY

In other corporate developments, Mr. Ralph Dalgarno has been appointed to the position of Corporate Secretary following the resignation of Ms. Anne Jamieson on March 5, 2004.

ABOUT AVALON VENTURES

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-gold deposits. To find out more about Avalon Ventures Ltd. please visit our website www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

May 31, 2004 **No. 04-05**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

PRESENCE OF SIGNIFICANT COBALT MINERALIZATION CONFIRMED AND NEW TARGETS DEFINED ON MOUNT THOM IOCG COPPER-GOLD-COBALT PROJECT, NOVA SCOTIA

Avalon Ventures Ltd., TSXV:AVL (the "Company") is pleased to provide the following update on its ongoing exploration work on its 100% optioned Mount Thom IOCG copper-gold-cobalt project located in central Nova Scotia. Over the past six weeks the Company completed the interpretation of ground magnetic survey data, an MMI® soil geochemical survey and further geological compilation work. This included re-assaying of selected core samples from the historical drilling by Imperial Oil Limited ("IOL") for cobalt, as well as copper and gold.

As a result of this work, the Company has confirmed the presence of economically significant cobalt mineralization, associated with the copper-gold sulphide mineralization previously identified on the property, and defined several new target areas. Analysis of 11 selected grab samples of the sulphide mineralization from the IOL drill core produced assays ranging from 157 ppm cobalt to a high of 8630 ppm cobalt with 5 of the 11 samples producing cobalt values in excess of 1500 ppm. Copper values in these same samples ranged from 0.32 to 4.88% Cu while gold values ranged from 0.03 to 0.80g/t Au. These assays were performed by A.A. using a multi acid digestion at the laboratory of the Mineral Engineering Centre, Dalhousie University in Halifax. John O'Sullivan, P.Eng. is the qualified person responsible for supervision of the field work program.

Cobalt prices are currently quoted at US$25.50/lb, having quadrupled over the past year due to a sudden increase in demand related to its use in rechargeable battery technology. For reference, a concentration of 1000 ppm equates to 2.2 lbs per metric tonne. Thus 8630 ppm Co is equivalent to a concentration of over 19 lb/t, giving a tonne of this rock an *in situ* value at current prices (before costs of extraction) of US$485, for the cobalt alone.

IOL did not assay for cobalt during the original work program but, in 1997, split core samples from three of the IOL drill holes were systematically re-assayed for a suite of elements including cobalt and the results are documented in a report filed with the Nova Scotia Dept of Natural Resources. The highlights from these results for cobalt are as follows:

Hole #9: 1061 ppm Co across 6.0 ft
Hole #11: 1012 ppm Co across 5.5 ft and 1110 ppm Co across 15.8 ft
Hole #12: 1077 ppm Co across 4.0 ft.

These assays were performed at Bondar Clegg & Company by ICP using an aqua regia acid extraction. All of the intersections were obtained at vertical depths of less than 110 feet and the zone remains open for expansion. Petrographic studies to determine the mineralogy of the cobalt mineralization will be performed next month in order to provide an initial assessment of whether these minerals can be readily beneficiated to produce a saleable cobalt mineral concentrate.

The MMI® soil geochemical survey identified multi-element anomalies including cobalt in previously untested areas of the property both east and west of the known mineralization. A third anomaly in cobalt was also identified on the unexplored southern part of the property near the large magnetic anomaly. All of these areas are regarded as targets for the upcoming drilling program scheduled to begin later next month, subject to the availability of a rig. The MMI® analytical work was performed by SGS Canada Inc.

Computer modeling of the airborne magnetic anomaly (by L.E. Reed, Consulting Geophysicist) using the new ground data determined that the anomaly is caused by a large south-dipping tabular body which is consistent with Company's initial interpretation of its upper surface being a shallow-dipping thrust fault. The cause of the anomaly is unknown, but it remains an attractive target for IOCG style copper-gold-cobalt mineralization.

On the **Lower Mount Thom (LMT) joint venture** operated by Wallbridge Mining Company, the results from the detailed airborne magnetic survey revealed the presence of several magnetic anomalies that could be related to IOCG mineralized systems. Ground follow-up of these targets in the form of prospecting, mapping and geochemical sampling is now underway.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-gold-cobalt deposits. To find out more about Avalon Ventures Ltd. please visit our website www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release



111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

June 21, 2004 **No. 04-06**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

AVALON TO PROCEED WITH PROCESSING OF BULK SAMPLE FROM WARREN TOWNSHIP ANORTHOSITE PROJECT

Avalon Ventures Ltd., TSX-V: AVL (the "Company") is pleased to announce that it is proceeding with a work program on its Warren Township Anorthosite project to produce a minimum two-tonne bulk sample of its high purity calcium feldspar product for testing in a potential new application. The project is located 100km west of Timmins, Ontario near the community of Foleyet and is 100% owned by the Company.

The sample material will be collected from an existing stockpile of broken ore on the property and dry milled in Northern Ontario, before being shipped to SGS Lakefield Research for final processing by magnetic separation and screening to the desired specifications. The product should be ready for delivery in 4-6 weeks and a positive result to the testing could lead to a near-term production decision for the project. The work program is being carried out under the supervision of Mr. Donald Hains, P. Geo., Hains Technology Associates, the Company's industrial minerals marketing consultant.

On the **Separation Rapids** project, the Company has initiated new discussions with prospective investors in the project with a view toward financing the construction of a pilot plant at the site. Interest from the glass industry in lithium mineral alternatives, such as the Company's High-Lithium Feldspar product, remains high due to its potential for reducing energy consumption during glass manufacture.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-gold-cobalt deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

July 8, 2004 **No. 04-07**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

AVALON COMMENCES DIAMOND DRILLING PROGRAM ON MOUNT THOM "IOCG" COPPER-COBALT-GOLD PROSPECT, TRURO, N.S.

Avalon Ventures Ltd., TSX-V: AVL (the "Company") is pleased to announce that it has commenced a first phase diamond drilling program on its Mount Thom copper-cobalt-gold prospect located approximately 25 km east of Truro, Nova Scotia. A minimum of 500 metres of drilling in seven holes is planned to test four targets for copper-cobalt-gold mineralization. These include at least three holes on the Imperial Zone designed to determine the extent of the cobalt mineralization associated with the known copper-gold mineralization in this zone as well as to secure material for laboratory tests on the recoverability of the cobalt minerals. Preliminary mineralogical studies on the cobalt mineralization are currently in progress.

In addition to the three holes in the Imperial Zone, three holes will be drilled to test soil geochemical anomalies located both east and west of the Imperial Zone for possible extensions of the zone. One hole will be drilled to test the large magnetic anomaly on the southern part of the property as a separate target for a potential large-scale IOCG (iron oxide copper gold) mineralized system. This hole will also test a coincident cobalt geochemical anomaly. The drilling is expected to be completed in two weeks and assays should be available in 4-5 weeks.

Cobalt prices remain strong at US$24.25/lb due to the increasing demand for its use in rechargeable batteries and the growth in demand for these batteries in the new generation of hybrid cars. The potential exists at Mount Thom to outline a near-surface primary cobalt resource, with by-product copper and gold, which due to its proximity to infrastructure could represent a near-term development opportunity for the Company.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-cobalt-gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact

Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release





AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

August 18, 2004 **No. 04-08**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

AVALON ANNOUNCES RESULTS OF DIAMOND DRILLING PROGRAM ON MOUNT THOM "IOCG" COPPER-COBALT-GOLD PROSPECT, TRURO, N.S.

Avalon Ventures Ltd., TSX-V: AVL (the "Company") announces that it has completed a first phase diamond drilling program on its Mount Thom copper-cobalt-gold prospect located approximately 25 km east of Truro, Nova Scotia and all assays have now been received. A total of 384 metres of drilling in eight shallow vertical holes was completed to test the Imperial Zone to determine the extent of the cobalt mineralization associated with the known copper-gold mineralization in this zone. In addition, one 172 metre hole (Hole #9) was completed to test the large magnetic anomaly on the southern part of the property.

The eight holes in the Imperial Zone were drilled on 30 metre centers to detail the known zone and test its projected east and west extensions to a maximum vertical depth of 52 metres. All eight holes intersected a zone of intense sericite alteration in fine grained Mississippian age clastic sedimentary rocks containing disseminated and stringer pyrite-chalcopyrite mineralization associated with iron carbonate (ankerite) breccias. The zone extends from surface to a vertical depth of 20-25 metres over an area of at least 200 by 200 metres.

Assays of the mineralized intervals from the eight holes produced significant copper and cobalt values ranging from 0.05 to 2.54% Copper and 0.006 to 0.124% Cobalt, over widths ranging from 0.6 to 4.0 metres, associated with anomalous levels of nickel, arsenic, gold and silver. The best intersections assayed **1.01% copper and 0.093% cobalt over 3.0 metres** in hole #4 and **1.13% copper and 0.042% cobalt over 3.0 metres** in hole #5. However the mineralization did not display sufficient continuity or thickness to define a potential economic resource in the near-surface portion of the Imperial Zone. The potential for stacked zones at depth was not tested and other similar targets defined by soil geochemical anomalies elsewhere on the property also remain to be tested.

As predicted by the 3-D inversion model of the ground magnetic data, Hole #9 intersected a magnetic rock unit at a depth of 85 metres below a major fault structure defining the contact with the overlying sequence of Pennsylvanian age sandstones and conglomerates. The magnetic unit consisted of a highly altered mafic to intermediate igneous rock of indeterminate origin, containing minor disseminated pyrite and traces of chalcopyrite, but no visible iron oxide

mineralization. However, analysis of six core samples produced locally anomalous metal values of up to 671 ppm copper, 66 ppm cobalt, 68 ppm nickel, 183 ppm arsenic and 0.19 ppm silver, suggesting a possible genetic connection with the copper-cobalt mineralization in the Imperial Zone.

The results of the Phase 1 drilling program on the Mt. Thom property confirm the presence of widespread anomalous copper-cobalt-gold-silver-nickel-arsenic mineralization on the Mt. Thom property. Further work is required to define areas with potential for larger concentrations of economic grade mineralization and a follow-up program will be designed following a thorough review of all the available technical data.

John O'Sullivan, P.Eng., is the qualified person responsible for supervision of the drilling program, core-logging and sample collection. Assays of split drill core were performed by A.A. using a standard aqua regia digestion at the laboratory of the Mineral Engineering Centre, Dalhousie University in Halifax. Further check assaying of selected samples is planned.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-cobalt-gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President



AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
VSE-AVL E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

October 27, 2004 **No. 04-09**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

AVALON PROVIDES UPDATE ON MOUNT THOM AND WARREN TOWNSHIP PROJECTS

Avalon Ventures Ltd., TSX-V: AVL (the "Company") is pleased to provide the following update on activities on its Mount Thom copper-cobalt-gold and Warren Township Anorthosite projects.

MOUNT THOM

Geophysical Survey Initiated At Mount Thom To Search For Buried Copper-Nickel-Cobalt-Gold-Silver Massive Sulphide Deposits

On August 18, 2004, the Company announced results from a first phase diamond drilling program on its Mount Thom copper-cobalt-gold prospect located approximately 25 km east of Truro, Nova Scotia. One hole drilled during the summer program (#9) was drilled to test the large magnetic anomaly on the southern part of the property. Hole #9 produced unexpected results, intersecting an apparent mafic intrusion, that is an uncommon rock unit for this area, as the cause of the anomaly. Such rocks are important targets for nickel-copper-cobalt-platinum-palladium deposits and the assay results from Hole#9 indicated geochemically anomalous levels of nickel, copper and cobalt in this unit..

Accordingly, Avalon has now commenced a Crone Pulse EM (ElectroMagnetic) ground geophysical survey that will cover a 1 km^2 area on the southern part of the property, coinciding with the large magnetic anomaly detailed last spring.

The Pulse EM survey is designed to test the surrounding area for conductive zones possibly indicative of the presence of massive copper-nickel-cobalt-gold-silver sulphide mineralization in the subsurface. The Crone Pulse EM system is capable of seeing conductive massive sulphide bodies to depths of up to 500 metres under ideal circumstances, which far exceeds the depth penetration of any other electrical surveys previously carried out in the area. The survey is expected to take approximately 10 days to complete. Significant results will be reported when they become available.

WARREN TOWNSHIP ANORTHOSITE PROJECT

Initial Calcium Feldspar Product Sample Produced For New Application

Pursuant to the Company's press release on June 21 and follow-up corporate updates on August 31 and September 30, processing of the 10 tonne bulk sample collected last summer has been partially completed and a small trial quantity of the final screened product was recently shipped to the potential customer for evaluation in a new application. The Company is pleased to report that initial reaction received from the customer was positive.

Achieving the desired particle size distribution had proven problematic given the limitations of the presently available dry grinding options. However, a new facility has recently been identified in southern Ontario, which is better equipped to produce the desired particle size. Further work will be carried out once the customer has completed and reported on its evaluation of the material produced to date. This report is expected in a month's time.

Preliminary Engineering Started For Large-Scale Bulk Sampling Program

Pursuant to the Company's Corporate Updates on August 31 and September 30, preliminary engineering and planning work to carry out the large-scale bulk-sampling program for the major potential customer in the glass industry is now in progress. A representative new product sample was prepared for this customer from the crushed and blended 10 tonne bulk sample. This sample is currently being analyzed by the customer to determine the final product specifications.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-cobalt-gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

November 25, 2004 **No. 04-10**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

GEOPHYSICAL SURVEY DETECTS SIGNIFICANT EM-CONDUCTORS ON MOUNT THOM COPPER-COBALT-GOLD PROJECT

Avalon Ventures Ltd., TSX-V: AVL (the "Company") is pleased to announce that the recently completed Crone Pulse EM (electro-magnetic) survey on its Mount Thom copper-cobalt-gold project has detected at least two significant bedrock conductors that may be related to buried copper-nickel-cobalt-gold sulphide deposits.

The survey covered a 1 km^2 area on the southern part of the property, coinciding with the large magnetic anomaly detailed last spring. Hole#9 from the summer drilling program found the anomaly to be caused by a magnetic mafic intrusive body containing disseminated sulphide mineralization carrying geochemically anomalous levels of copper, nickel, cobalt and silver.

The two conductors are situated near the western end of the magnetic anomaly approximately 500 metres west of the collar of hole#9. The sedimentary rocks exposed in this area display evidence of strong hydrothermal alteration and several MMI-type soil geochemical samples collected in the area are weakly anomalous in copper, nickel and cobalt. A third, weaker conductor of uncertain significance was detected in the northern part of the survey area.

The two strong conductors are considered high priority targets for the next drilling program on the property which is tentatively scheduled for early in the new year. Interpretation of the geophysical data was provided by L. E. Reed, Consulting Geophysicist.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-cobalt-gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

December 24, 2004 **No. 04-11**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

AVALON ARRANGES $204,000 FLOW-THROUGH FINANCING

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that, subject to regulatory approval, it has arranged $204,000 in new flow-through financing through the private placement of a total of 1,360,000 units.

The flow-through funding consists of a brokered private placement of 1,000,000 units priced at $0.15 per unit to be placed with the Small Cap Resource Fund 2004 Limited Partnership. In addition, 360,000 units also priced at $0.15 per unit, are to be privately placed with accredited investors and insiders on a non-brokered basis. Each unit will consist of one flow-through common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one non flow-through common share at a price of $0.20 for a one year period from the date of issuance. The Company will pay a commission of $12,000 cash plus 100,000 broker warrants (also exerciseable at a price of $0.20 for a one year period) on the brokered private placement.

The proceeds of the flow-through private placement will be used to fund early stage exploration programs on the Company's "IOCG-type" copper-gold-silver-cobalt properties located in central Nova Scotia, with the majority of the funds being budgeted for a drilling program on the Company's 100% optioned Mount Thom copper-cobalt-gold property located near Truro, Nova Scotia.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-cobalt-gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P.Geo.
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

Jaunary 4, 2005 — **No. 01-05**
Shares Outstanding: 32,318,248 — SEC 12g3-2(b): 824427

AVALON CLOSES $204,000 FLOW-THROUGH PRIVATE PLACEMENT

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that further to the Company's news release of December 24, 2004, the private placement of flow-through units at a price of $0.15 per unit closed effective December 31, 2004 with the issuance of 1,360,000 flow-through units to the subscribers. Each unit consists of one flow-through common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one non flow-through common share at a price of $0.20 for a one year period expiring on January 3, 2006.

The Company paid a commission of $12,000 cash plus 100,000 broker warrants (also exerciseable at a price of $0.20 until January 3, 2006) on the placement of 1,000,000 units with the Small Cap Resource Fund 2004 Limited Partnership. The balance of the units were placed with insiders and accredited investors on a non-brokered basis. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 1, 2005.

The proceeds of the flow-through private placement totaling $204,000, will be used to fund early stage exploration programs on the Company's "IOCG-type" copper-cobalt-gold-silver properties located in central Nova Scotia, with the majority of the funds being budgeted for a drilling program on the Company's 100% optioned Mount Thom copper-cobalt-gold property located near Truro, Nova Scotia.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-cobalt-gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P.Geo.
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 25, 2005 | **No. 05-02**
Shares Outstanding: 32,318,248 | SEC 12g3-2(b): 824427

AVALON OPTIONS TWO NEW PROPERTIES FROM TECK COMINCO

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that it has entered into agreements with Teck Cominco Limited ("Teck Cominco") providing the Company with the right to acquire up to a 100% undivided interest in each of Teck Cominco's U6 Savant gold property located in the Savant Lake area of northwestern Ontario and Red Hill copper-zinc-silver ("Cu-Zn-Ag") property located near Kamloops in southern British Columbia, subject to certain back-in rights retained by Teck Cominco. With base metals and gold continuing to show price strength, the Company wished to increase it exposure to these metals. These two projects both offer excellent potential at a modest initial cost and an existing technical database that will allow them to be rapidly advanced to the drilling stage.

The **Red Hill** property covers a Cu-Zn-Ag volcanogenic massive sulphide ("VMS") prospect believed to be a time-stratigraphic equivalent of the Kutcho Creek VMS deposit located in north-central B.C. (17 million tonnes grading 1.6%, Cu, 2.3% Zn and 29g/t Ag). Previous work at Red Hill by Teck Cominco and others has defined a large area of intensely altered felsic to mafic volcano-sedimentary rocks containing widespread disseminated sulphide mineralization. One hole drilled in 1983 intersected massive sulphides which reportedly assayed **2.54% Cu, 2.78% Zn and 77.0g/t Ag over 7.75 metres**. Limited follow-up work failed to define an extension to this encouraging intersection, but from a preliminary review of technical data by the Company, it was apparent that several possibilities remain to be tested. The property's location near existing infrastructure lowers the threshold for defining an economic-grade resource, compared to more remote areas in the northern part of the province.

The **U6 Savant** property covers a gold prospect identified by Teck Cominco in the mid-1980's that has seen little work since that time. Previous drill testing of surficial gold geochemical anomalies intersected a broad sericite-chlorite-biotite alteration zone in felsic volcanic rocks containing up to 15% disseminated gold-bearing pyrite-pyrrhotite-chalcopyrite mineralization reminiscent of the rich gold deposits of the Bousquet district in the Abitibi region of Quebec. Limited drilling of this zone produced several broad low-grade gold intersections reportedly averaging up to **0.65 g/t gold over 36.0 metres with some narrow higher grade intervals assaying up to 10.2 g/t gold over 0.5 metres**. The zone remains open to depth and along strike for delineating zones of economic grade gold mineralization, and has yet to be tested across its full width which Teck Cominco has estimated to be in the order of 100 metres.

To earn its interest in the U6 property, the Company must incur $500,000 in expenditures on the property over four years including a firm commitment to fund a minimum $50,000 work program in the first year. To earn its interest in the Red Hill property, the Company must incur expenditures totaling $1,200,000 over four years including a firm commitment to fund a minimum $50,000 work program in 2005. Under both agreements, Teck Cominco would retain a 2% NSR royalty interest and certain back-in rights to re-acquire up to a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn a 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest.

In addition, subject to regulatory approval, the Company will issue 300,000 units to Teck Cominco, each unit consisting of one common share and one-third of one non-transferable share purchase warrant, each whole warrant entitling Teck Cominco to purchase one common share of the Company at a price of $0.30 for a period of two years from the date of issue of the warrants. Further, the Company will grant to Teck Cominco certain priority rights primarily in the form of a right of first offer with respect to participation in any other mineral properties that the Company may acquire in the future, such rights to expire on the vesting dates of the Red Hill and U6 property agreements, which is December 31, 2008. Finally, the Company and Teck Cominco have agreed to terminate a disputed historical financing agreement between Teck Cominco and a predecessor company to Avalon that was signed in 1991.

The first year work programs planned for both properties will initially consist primarily of geological compilation work to be followed by diamond drilling. The compilation work and initial drilling at U6 Savant will be financed through a re-allocation of funds from the $204,000 flow-through private placement that closed on December 31, 2004.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on the development of industrial minerals and rare metals deposits and a secondary focus on exploration for copper and gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P.Geo.
President & CEO

****The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release****


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 28, 2005 **No. 05-03**
Shares Outstanding: 32,318,248 SEC 12g3-2(b): 82-4427

AVALON PROVIDES UPDATE ON WARREN TOWNSHIP PROJECT

Avalon Ventures Ltd., TSX-V: AVL (the "Company") reports that further to the Company's news release of October 27, 2004, the large scale bulk sampling program the Company had planned to initiate this winter on the Warren Township Anorthosite project has been postponed until the calcium feldspar product specifications for the glass customer are finalized.

The chemical analysis on the product sample completed recently by the glass customer determined higher levels of soda in the material than had been indicated in a similar sample analyzed previously, which is a significant concern for the customer. The reason for the higher levels is unknown since it was collected from the same location as the previous sample, though contamination of the sample during preparation is one possibility. Detailed mineralogical studies are now planned to investigate the cause of the excess soda, to ensure that it can be reduced to acceptable levels for the ultimate product, and with the overall goal of initiating the large scale bulk sampling program as soon as possible.

The second potential customer, considering the product for a filler application, has indicated that it will require a larger test sample to complete its evaluation of the material. The Company plans to produce this sample as part of the large scale bulk sampling program, subject to re-confirmation of the order from the customer.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for copper and gold deposits. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations.

ON BEHALF OF THE BOARD
"D. S. Bubar"
Donald S. Bubar, P. Geo., President

YTTRIUM AND RARE EARTHS - APPLICATIONS

Increasing demand for yttrium and the heavy REE's such as europium and terbium is being driven by the market for television screens and computer monitors where they play a critical role as the agents that generate the colour images. Yttrium oxide has been quoted as high as US$12/lb recently while europium and terbium oxide currently command prices in the order of US$140/lb. Other rare metals such as zirconium and gallium are also experiencing increasing demand and, consequently, Avalon plans to carry out new market studies for all the rare metals found in the Thor Lake deposit as a major component of its evaluation of the economic potential of the property.

ACQUISITION TERMS

To acquire title to the property, the Company will pay Beta 2,500,000 treasury shares at a deemed price of $0.12 per share (the "Shares") plus 250,000 share purchase warrants exerciseable at a price of $0.25 per share for two years from the date of issue (the "Warrants"). The Shares and any shares issued on exercise of the Warrants will be subject to a four month hold period from the date of issue.

The letter agreement is binding upon the parties subject only to TSXV approval and execution of a definitive Purchase and Sale agreement. The transaction is expected to close within the next 3-4 weeks. The property is subject to a combined 5.5% NSR-type royalty interest retained by third parties. The Company anticipates initiating compilation work immediately upon closing of the transaction and will provide more technical details on the project in due course.

Company President Don Bubar, commented that "This acquisition represents an important milestone in our strategy to become a leader in the field of rare metals project development. With continuing growth in demand for rare metals from high-technology, some rare metals prices have actually outperformed precious metals prices over the past two years. We believe this trend will continue and our growing portfolio of quality rare metal assets will yield significant shareholder value in the future."

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including one project at the feasibility stage, that have received significant interest from globally recognized manufacturers. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" IR Hub. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

March 22, 2005 **No. 05-04**
Shares Outstanding: 32,618,248 SEC 12g3-2(b): 82-4427

Avalon Acquires World Class Thor Lake Rare Metals Deposit

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") a Canadian junior mineral exploration and development company with a primary focus on industrial minerals and rare metals with high technology applications, is pleased to announce that, subject to regulatory approval, it has entered into an agreement with Beta Minerals Inc ("Beta", BMI: TSX-V) to acquire its title to five mining leases (10,449 acres) covering the Thor Lake rare metals deposit, located in the Mackenzie Mining District, NWT, approximately 100 km southeast of Yellowknife. The acquisition significantly advances the Company's strategy to focus primarily on rare metals with high-technology applications and provides the Company with an exciting new asset to diversify its rare metal exposure and complement its existing rare metals projects.

RICHEST BERYLLIUM DEPOSIT IN THE WORLD

Thor Lake is a world class rare metals deposit comprised of at least five distinct mineralized zones, which are variably enriched in Beryllium, Tantalum, Niobium, Zirconium, Yttrium, Gallium and Rare Earth Elements ("REE's") such as Cerium, Neodymium and Europium. Over $12 million has been invested in the property since rare metal mineralization was first discovered in the area in 1976 by Highwood Resources Ltd., a predecessor company to Beta. This included underground development work, bulk sampling and metallurgical testwork on the North 'T' deposit which, with a resource of 551,500 tonnes grading 1.06% BeO ("beryllium oxide") plus significant associated yttrium and REE's, is generally regarded as the richest Beryllium deposit in the world. *This resource estimate was prepared in 1987 by Hecla Mining Company and has not been audited for compliance with current resource reporting standards under NI 43-101 and therefore should not be relied upon.* Most of the previous work on the property has focused on exploiting the beryllium potential of the deposit, but the yttrium and REE potential deserve new consideration in view of strengthening demand for these rare elements. Assays as high as 9.4% Y_2O_3 (yttrium oxide) have been documented on the property.

BERYLLIUM - APPLICATIONS

Beryllium is a strategic metal with many high-technology applications. It is presently used primarily in specialty copper, aluminum and nickel alloys where it imparts beneficial properties such as improved strength and hardness, corrosion and fatigue resistance and greater thermal and electrical conductivity. These alloys are vital to technologies in medicine, electronics, communications and automotive safety devices such as airbags.

AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

March 24, 2005 **No. 05-05**

Shares Outstanding: 32,618,248 SEC 12g3-2(b): 82-4427

AVALON ARRANGES $240,000 PRIVATE PLACEMENT FINANCING

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that, subject to regulatory approval, it has arranged $240,000 in new financing through the non-brokered private placement of a total of 2,000,000 units at a price of $0.12 per unit, with accredited investors.

Each unit will consist of one common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one common share at a price of $0.15 for a two year period from the date of issuance. There are no commissions or finders fees payable in connection with this financing.

The proceeds of the private placement will be used to initiate compilation work on the Company's newly acquired Thor Lake rare metals project located near Yellowknife, NWT and for general corporate purposes. For further information on the Thor Lake project, the reader is referred to the Company's news release dated March 22, 2005.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a portfolio of six such projects, including three that are at an advanced stage of development. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" IR Hub. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

April 18, 2005
Shares Outstanding: 34,618,248

No.05-06
SEC 12g3-2(b): 824427

AVALON CLOSES $240,000 PRIVATE PLACEMENT

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that further to the Company's news release of March 24, 2005, the non-brokered private placement of non-flow-through units at a price of $0.12 per unit closed effective April 15, 2005 with the issuance of 2,000,000 units to the subscribers. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.15 for a two year period expiring on April 16, 2007.

No commissions or finders fees were paid in connection with this financing. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on August 16, 2005.

The proceeds of the private placement totaling $240,000, will be used primarily for working capital. It is anticipated that some of the proceeds will be allocated to the new Thor Lake rare metals project once the acquisition agreement has been completed and the transaction closed.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and industrial minerals with high technology applications. Avalon currently holds a portfolio of six such projects, including three that are at an advanced stage of development. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" IR Hub. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

May 10, 2005 | **No. 05-07**
Shares Outstanding: 37,118,248 | SEC 12g3-2(b): 82-4427

Avalon Completes Acquisition of Thor Lake Rare Metals Deposit

---

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that the transaction with Beta Minerals Inc. ("Beta", BMI: TSX-V) to acquire its title to five mining leases covering the Thor Lake rare metals deposit (the "Property"), announced in the Company's news release dated March 22, 2005, has now closed following the receipt of all regulatory approvals and title documents.

To acquire the Property, the Company issued to Beta 2,500,000 treasury shares at a deemed price of $0.12 per share (the "Shares") plus 250,000 share purchase warrants exerciseable at a price of $0.25 until May 2, 2007 (the "Warrants"). The Shares and any shares issued on exercise of the Warrants will be subject to a four month hold period expiring on Septmber 6, 2005. The acquisition significantly advances the Company's strategy to focus primarily on rare metals with high-technology applications and provides the Company with an exciting new asset to diversify its rare metal exposure and complement its existing rare metals projects.

Thor Lake is a world class rare metals deposit comprised of at least five distinct mineralized zones, which are variably enriched in Beryllium, Tantalum, Niobium, Zirconium, Yttrium, Gallium and Rare Earth Elements ("REE's") such as Cerium, Neodymium and Europium. Over $12 million has been invested in the property since rare metal mineralization was first discovered in the area in 1976 by Highwood Resources Ltd., a predecessor company to Beta. This included underground development work, bulk sampling and metallurgical testwork on the North 'T' deposit which hosts a significant resource of beryllium, yttrium and rare earth element ("REE") mineralization.

Most of the previous work on the property has focused on exploiting the beryllium potential of the deposit, but the yttrium and REE potential also deserve new consideration in view of strengthening demand for these rare elements. A compilation of historical data and additional analytical work to re-assess the REE potential of the property as well as the potential for other rare metals such as indium will be undertaken by the Company as a first priority. Indium and the heavy rare earth elements such as Europium, were not routinely assayed for by previous workers, as the strong increase in demand for these elements has been a relatively recent phenomenon.

The Company will also be proceeding immediately with an audit of historical resource and reserve estimates generated by previous operators for compliance with the reporting standards established

under National Instrument 43-101. This work will be carried out by Dr. David L. Trueman, P.Geo., an independent qualified person under the guidelines of NI 43-101. Dr. Trueman is an expert in rare metals deposits and has been involved in the exploration and development of the Thor Lake property since 1983.

YTTRIUM AND RARE EARTHS - APPLICATIONS

Increasing demand for yttrium and the heavy REE's such as europium and terbium is being driven by the market for television screens and computer monitors where they play a critical role as agents that generate colour images. Yttrium oxide has been quoted as high as US$25/kg recently while europium and terbium oxide currently command prices in the order of US$300/kg. Indium is also of critical importance in the manufacture of the new generation of flat panel televisions and computer monitors and has recently been quoted at US$1,020/kg.

BERYLLIUM - APPLICATIONS

Beryllium is a strategic metal with many high-technology applications. It is presently used primarily in specialty copper, aluminum and nickel alloys where it imparts beneficial properties such as improved strength and hardness, corrosion and fatigue resistance and greater thermal and electrical conductivity. These alloys are vital to technologies in medicine, electronics, communications and automotive safety devices such as airbags.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from globally-recognized manufacturers. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

May 16, 2005 **No. 05-08**
Shares Outstanding: 37,118,248 SEC 12g3-2(b): 82-4427

Avalon Provides Exploration Project Update

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to provide the following update on exploration activities on the Mount Thom, Warren Township, the Red Hill and U6 Savant projects.

Mount Thom copper-cobalt-gold-silver project

The Phase 2 diamond drilling program on the Mount Thom project located near Truro, Nova Scotia, is scheduled to commence within the next two weeks. A minimum of 200 metres of drilling in two holes is planned to test two separate electromagnetic conductors detected by a Crone Pulse EM survey completed last fall. These conductors are potentially caused by economic concentrations of copper-cobalt-gold-silver sulphide mineralization.

The necessary access permits have now been obtained and drilling will begin as soon as a rig and crew become available. The program is being managed by Hudgtec Consulting Ltd. of Dartmouth, N.S. Mr. A. Bruce Hudgins, P.Geo. is the qualified person who will be responsible for supervising the drilling on site.

Warren Township anorthosite project

Further to the Company's news release dated January 28, 2005, the Company has now received the report on the mineralogical study carried out in an effort to determine the cause of excess levels of soda found in an anorthosite product sample prepared last fall for a customer in the glass industry. This work was carried out by consulting mineralogist, Anthony N. Mariano, Ph.D. of Carlisle, MA. The work found that the soda was contained entirely in the plagioclase and there was no evidence of contamination from an external source.

The reason for the discrepancy between the soda content of the plagioclase in the recent sample compared to that of an earlier sample collected from the same site is unknown. The Company is considering carrying out further bedrock chip sampling on the property to determine if there are areas within the deposit of lower average soda content, where the earlier sample may have originated. If such an area can be identified and a resource delineated, then this could provide a source of material

that meets the customer's specifications. The customer remains interested in the anorthosite product although the test sample produced last fall does not meet its current specification for soda content.

In the meantime, a 10kg product sample of the same material has been submitted to another potential customer in the glass industry for evaluation. This customer has already indicated that the soda level in the material is satisfactory for its purposes. A positive result to this evaluation could lead to a new request for a bulk sample.

Red Hill copper-zinc-silver and U6 Savant gold projects

Compilation work is underway on the Red Hill and U6 Savant projects recently optioned from Teck Cominco Limited. For details, see the Company's news release dated January 25, 2005. The compilation work is being carried out by Wardrop Engineering under the direct supervision of Tim Maunula, P.Geo., qualified person. A computer database of all historical data is being compiled prior to carrying out a field examination on each property in June and July. Once this work is completed, recommendations for a follow-up work program will be prepared.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from globally-recognized manufacturers. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
VSE-AVL E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

July 18, 2005
Shares Outstanding: 37,178,598

No. 05-09
SEC 12g3-2(b): 82-4427

Progress Report on the Thor Lake, Red Hill and Mount Thom exploration projects

---

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to provide the following progress report on current exploration work on its Thor Lake, Red Hill and Mount Thom projects.

Thor Lake Rare Metals Project

A brief site visit was conducted in June, 2005 to the Company's 100% owned Thor Lake rare metals project, located near Yellowknife, NWT, in order to collect samples from historical drill core stored on the property and re-assay these drill cores for Rare Earth Elements ("REE's"). These efforts were focused on several holes drilled in the Lake Zone in the 1980's which produced very high yttrium values ranging up to **0.66% Y_2O_3 (yttrium oxide) and averaging 0.12% Y_2O_3** (based on the head grade of a historic composite sample of 21 samples from 18 drill holes).

Rare earth elements tend to be concentrated in yttrium-bearing minerals, and therefore yttrium can be used to identify zones of REE enrichment in rare metals deposits such as Thor Lake. The recent work was carried out by Dr. David L. Trueman, P.Geo. who has more than 20 years experience with this deposit. Twenty-four samples were submitted to SGS Lakefield Research for analysis and results are expected within two weeks.

Petrographic work by previous operators determined that the yttrium in the Lake Zone is largely contained in a rare mineral called Fergusonite. Fergusonite is an yttrium-niobium oxide that contains a relatively high enrichment in the more valuable heavy rare earths such as Europium, compared to other more common REE-bearing minerals, which tend to be enriched in the less valuable light rare earths. Furthermore, the fergusonite in the Lake Zone contains little or no thorium or uranium resulting in relatively low levels of radioactivity in this zone compared to many other rare earth element deposits.

Once the presence of economically-significant heavy REE enrichment in the Lake Zone is confirmed, a more comprehensive core re-sampling program will be carried out to better define the geometry of these sub-zones and design a follow-up drilling program to delineate resources. This will be completed later this summer in conjunction with some site clean-up work. Although land use permits are not required to carry out this initial work program, the Company has already started community consultation efforts as required under Northwest Territories land use legislation, in preparation for future drilling programs that may require such permits.

Red Hill Copper-Zinc-Silver VMS Project

In conjunction with on-going data compilation work on the Red Hill copper-zinc-silver VMS project located near Kamloops, B.C., the Company recently carried out a detailed geological mapping program that was focused on re-interpreting the structural geology of the mineralized volcanic rocks. These rocks host a historical massive sulphide drill intersection that reportedly assayed **2.54% copper, 2.78% zinc, 77.0g/t silver and 0.37g/t gold over 7.75 metres**. Previous workers have interpreted the host rocks as a steeply-dipping, northwest-striking homocline and planned drill holes assuming a simple tabular geometry for a contained massive sulphide deposit.

The detailed mapping program was carried out by Jean-Philippe Desrochers, Ph.D. of SRK Consulting, Toronto, ON, ("SRK"), under the supervision of Jean-Francois Couture, Ph.D., P.Geo. Dr. Desrochers is an expert in structural geology and volcanic-hosted massive sulphide deposits. SRK concluded that the host volcanic rocks are, in fact, strongly deformed and folded with an overall orientation which is approximately orthogonal to previous interpretations, with the folds plunging shallowly to the northwest.

It is now readily apparent that many of the previous drill holes were oriented unfavourably to test for extensions of the known massive sulphide mineralization, and that several unexplained electro-magnetic conductors in the same area detected by historical geophysical surveys, now warrant re-evaluation on the basis of this new structural model. L. E. Reed, P.Eng., Consulting Geophysicist, has been retained to carry out the re-evaluation of the historical geophysics and recommend new drilling targets.

The structural mapping data and the results of the geophysical study will be integrated with the compilation of previous work being prepared by Wardrop Engineering which is expected to be completed in August. The Company is now planning a diamond drilling program for late August or early September to test some of the high priority targets that have already emerged from this work. The main target area on the property is bisected by the Trans-Canada highway west of Kamloops, providing for easy access and relatively low costs for drill mobilization and program supervision.

The Red Hill property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's

expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

Mount Thom Copper-Cobalt-Gold-Silver Project

The Phase 2 diamond drilling program on the Mount Thom project located near Truro, Nova Scotia, was completed in early July. Two holes totaling approximately 200 metres were drilled to test two separate electromagnetic conductors detected by a Crone Pulse EM survey completed last fall. No significant sulphide mineralization was intersected in either hole and no further work is planned for this project. The program was managed by Hudgtec Consulting Ltd. of Dartmouth, N.S.; Mr. A. Bruce Hudgins, P.Geo. being the qualified person responsible for supervising the field work.

On the nearby **Lower Mount Thom** Joint Venture, the Company and Wallbridge Mining Company Limited have elected to terminate their joint venture agreement with Cobequid Gold Corporation effective July 11, 2005.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from globally-recognized manufacturers. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

August 3, 2005
Shares Outstanding: 38,153,598

No. 05-10
SEC 12g3-2(b): 82-4427

Exercise of warrants provides $195,000 in new exploration funding for Red Hill Copper-Zinc-Silver-Gold VMS Project

---

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that proceeds of $195,000 were received from the issuance of 975,000 common shares at a price of $0.20 per share, following the exercise of an equivalent number of share purchase warrants, prior to their expiry on August 1, 2005.

Following an agreement to modify the tax benefits attached to the shares issuable upon exercise of the warrants, reached between the Company and the warrant holders effective July 20, 2005, the 975,000 common shares issued upon exercise of the warrants were flow-through, as opposed to non-flow-through, common shares. No other terms of the original subscription agreement executed on July 29, 2003, pursuant to which the warrants were issued, were modified.

The proceeds of the warrant exercise will be utilized for CEE and FTME Tax Credit eligible expenditures on the Company's Red Hill copper-zinc-silver-gold project located near Kamloops, B.C. This will include a 1500 metre diamond drilling program scheduled to begin in September, 2005. The drilling program will involve 6-10 holes to test for extensions to a zone of volcanogenic massive sulphide ("VMS") mineralization that reportedly assayed **2.54% copper, 2.78% zinc, 77.0g/t silver and 0.37g/t gold over 7.75 metres** in a hole drilled in 1983.

As disclosed in the Company's news release dated July 18, 2005, recent geological mapping for the Company by SRK Consulting, Toronto, ON, demonstrated that the host volcanic rocks are more strongly deformed and folded than previously believed. The new structural interpretation indicates that many of the previous drill holes were oriented unfavourably to test for extensions of the known massive sulphide mineralization. This target area will be re-tested with a series of steeply-inclined holes to explore for a massive sulphide body with a shallow-plunging elongate geometry as predicted by the new model. Significantly, there are several unexplained electro-magnetic conductors detected by historical geophysical surveys in the target area.

The Red Hill property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest, subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from globally-recognized manufacturers. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

September 20, 2005 **No. 05-11**
Shares Outstanding: 38,153,598 SEC 12g3-2(b): 82-4427

Potential New Market Identified for Separation Rapids Lithium Minerals Product

---

Avalon Ventures Ltd., (TSX-V: AVL (the "Company") is pleased to announce that it has been informed by its lithium mineral marketing agent, Amalgamet Canada, that it has been approached by an anonymous potential customer looking for a source of petalite (lithium mineral) ore for a new application. The exact nature of this new application is a closely-guarded trade secret but it is understood to be a new material having unique physical properties.

Following successful testing of a small 2kg sample of the glass-grade high-lithium feldspar product supplied by Amalgamet earlier this summer, Amalgamet received an order from the same potential customer for a minimum of five tonnes of crushed petalite ore for further evaluation. The Company presently has an inventory of crushed ore in storage in the Toronto area which is now being prepared for shipping to the customer. Positive results from this larger scale testwork could lead to orders for increased test quantities this winter.

While there are no guarantees that this testwork will result in a contract to supply commercial quantities, the fact that the potential application is a non-traditional one, reaffirms management's belief in the great potential value of unique high-quality rare metals resources (such as the Separation Rapids petalite deposit) in the rapidly expanding world of high technology.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

September 21, 2005
Shares Outstanding: 38,153,598

No. 05-12
SEC 12g3-2(b): 82-4427

Rare Earth Element Potential Confirmed at Thor Lake

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce analytical results from a recent sampling program undertaken on its 100% owned Thor Lake rare metals project, located near Yellowknife, NWT. The purpose of the work was to confirm the presence of significant levels of rare earth elements ("REE's") in several of the previously identified zones of rare metal enrichment on the property.

Thor Lake is well known for its very high grade beryllium and large tantalum deposits, but the contained yttrium and REE's in these mineralized zones were previously only considered as potential secondary by-products of primary beryllium and/or tantalum production. Soaring demand for REE's in relatively new technologies applied in popular consumer products such as hybrid cars and flat panel televisions has prompted Avalon to re-examine the potential for primary production of yttrium and REE's at Thor Lake.

Significant rare earth element and yttrium enrichment was confirmed in the three known mineralized zones sampled (the T, R and Lake zones). This mineralization is characterized by very strong enrichment in several of the more economically important REE's, notably yttrium (Y), neodymium (Nd), europium (Eu), samarium (Sm) and gadolinium (Gd). The highlights from this work included some spectacular values from the R-zone, a known yttrium occurrence that has not been previously evaluated as a pure REE prospect.

Results from the R-Zone (reported in oxide form) include values of **8.51% Y_2O_3 and 8.62% Total Rare Earth Oxides ("TREO")** which is the sum of all 15 REE's in the lanthanide series. Concentrations of **Neodymium** and **Europium** in these two samples were as high as **1.13% Nd_2O_3 and 0.12% EuO**, as compiled in the table below. Mineralogical work showed that the REE's in these samples were contained in either bastnaesite $(REE)CO_3(F,OH)$ or xenotime (YPO_4) in a quartz matrix also containing thorite and accessory pyrite.

Archived drill core from four historical drill holes that tested the Lake Zone deposit were also sampled by collecting complete intervals of previously split core. The intervals sampled were

selected on the basis of high reported yttrium, niobium and tantalum values from the original assays, indicative of the presence of fergusonite ($YNbO_4$) as an important REE-bearing mineral phase. The presence of fergusonite in these zones with attendant high levels of REE enrichment was confirmed. The highlight from these results was a **17 foot interval in hole 81-1 which averaged 0.70% Y_2O_3 and 4.11% TREO containing 0.80% Nd_2O_3 and 0.02% EuO**. This interval also displayed very strong tantalum enrichment averaging **0.11% Ta_2O_5** (tantalum oxide) but contained only trace levels of uranium and thorium.

Three grab samples from stockpiled mineralized material at the North T deposit (Lower Intermediate zone or "LIZ") also produced significant yttrium and TREO values as documented in the table below. A second REE-enriched sub-zone in the North T deposit called the F-zone and another nearby occurrence called the S-zone were not sampled. Complete analytical data, including the minor REE's, may be viewed at www.avalonventures.com.

Management is very pleased with the results received to date which confirm significant enrichment at Thor Lake in some of the specific rare earth elements such as Europium and Neodymium that are currently in the highest demand. Europium oxide, a critical element in flat panel television technology, has been quoted at over US$300/kg while neodymium oxide, which is used to make high-strength super magnets for motors in hybrid cars and other electronics products such as disk drives and MP3 players, has sold for over US$25/kg.

In September, the Company will be carrying out a follow-up program involving further sampling of archived drill core from the Lake Zone to begin delineating its REE enriched sub-zones and design a program of follow-up drilling to obtain sufficient data for generation of an initial resource estimate. This will be supplemented by more detailed mineralogical studies and follow-up sampling and compilation on some of the other REE-enriched zones on the property including the R, S and Fluorite zones, to begin to assess their economic potential.

DDH	From	To	Width (feet)	Y_2O_3 (%)	TREO (%)	Nd_2O_3 (%)	Sm_2O_3 (%)	EuO (%)	Gd_2O_3 (%)	ThO_2 (%)	Ta_2O_5 (%)
81-1	218.0	235.0	17	0.701	4.11	0.799	0.176	0.023	0.187	0.014	0.110
	includes		5.5	0.813	4.88	0.910	0.209	0.028	0.219	0.023	0.147
	(or)		11.0	0.813	4.75	0.886	0.209	0.028	0.219	0.018	0.130
88-9	463.0	475.5	12.5	0.623	3.00	0.543	0.138	0.018	0.154	0.023	0.091
	includes		6.8	0.838	4.07	0.735	0.186	0.024	0.208	0.010	0.110
88-24	411.1	424.7	13.6	0.507	3.41	0.652	0.144	0.017	0.153	0.036	0.099
	includes		4.9	0.610	4.83	0.945	0.209	0.027	0.219	0.047	0.147
88-25	478.5	482.5	4.0	0.292	2.60	0.501	0.111	0.014	0.115	0.027	0.080
	494.3	502.2	7.9	0.470	2.14	0.396	0.095	0.011	0.107	0.009	0.060
			Grab	8.51	7.51	0.688	0.557	0.123	1.384	12.52	n.d.
R-			Grab	6.48	8.62	1.13	0.476	0.101	1.003	9.44	n.d.
zone			Grab	4.44	3.65	0.338	0.232	0.055	0.577	6.14	n.d.

DDH	From	To	Width (feet)	Y_2O_3 (%)	TREO (%)	Nd_2O_3 (%)	Sm_2O_3 (%)	EuO (%)	Gd_2O_3 (%)	ThO_2 (%)	Ta_2O_5 (%)
North			Grab	0.470	3.17	0.641	0.197	0.029	0.219	1.93	n.d.
T-LIZ			Grab	0.686	1.93	0.315	0.104	0.017	0.184	0.76	n.d.
			Grab	0.927	2.83	0.501	0.162	0.030	0.277	0.89	n.d.

* n.d. = *not determined*

**Note that all four holes from the Lake Zone are vertical holes drilled in the south-central part of the zone on a 500 metre long, north-south section. The mineralization has been interpreted to occur in sub-horizontal layers and, accordingly, the intervals reported are believed to represent true widths. Geophysical data and other historical drilling data indicate that the Lake Zone has a surface area of roughly 1.1 km^2 and extends to depths of at least 150 metres. Also note that a concentration of 0.1% is equivalent to 1.0kg/tonne.*

The recent work was carried out under the supervision of Dr. D. L. Trueman, P.Geo. who has more than 20 years experience with this deposit and is a Qualified Person under NI43-101. Determinative mineralogical work was conducted by Dr. A. Mariano, consulting mineralogist. Analytical work was performed by SGS Lakefield Research using ICP-MS and a strong (four acid) digestion. Twelve samples have been shipped to a laboratory in China that specializes in the rare earth elements, for check analysis.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, which have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

October 3, 2005
Shares Outstanding: 38,153,598

No. 05-13
SEC 12g3-2(b): 82-4427

Drilling Commences on Red Hill Copper-Zinc-Silver-Gold VMS Project. New Incentive Stock Options Granted

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that drilling has commenced on the Red Hill copper-zinc-silver-gold VMS project located near Kamloops, B.C. The program will involve a minimum of 1000 metres of drilling in 6 holes to test for extensions to two separate zones of volcanogenic massive sulphide ("VMS") mineralization that reportedly assayed **2.54% copper, 2.78% zinc, 77.0g/t silver and 0.37g/t gold over 7.75 metres** in one hole and **0.59% Cu, 1.60% Zn, 1.91g/t Ag and 0.39g/t Au over 2.58m** in a second hole drilled in another area. Both holes were drilled by BP Selco in 1983.

As disclosed in the Company's news release dated July 18, 2005, recent geological mapping carried out for the Company by SRK Consulting, Toronto, ON, demonstrated that the host volcanic rocks are more strongly deformed and folded than previously believed. Subsequent work has confirmed that many of the previous drill holes were oriented unfavourably to test for extensions of the known massive sulphide mineralization. These areas will re-tested with a series of steeply-inclined holes to explore for a massive sulphide body with a shallow-plunging elongate geometry as predicted by the new structural model. Many other favourable indicators for massive sulphide deposits are recognized on the property including strong hydrothermal alteration often accompanied by stringer copper mineralization and unexplained electromagnetic conductors.

The Red Hill property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest, subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

Incentive Stock Options

The Company also announces that it has granted an aggregate of 350,000 incentive stock options exerciseable at a price of $0.40 per share to six consultants, of which 150,000 are being granted to consultants involved in investor relations activities. These options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from globally-recognized manufacturers. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

November 23, 2005 **No. 05-14**
Shares Outstanding: 39,338,598 SEC 12g3-2(b): 82-4427

Avalon Issues Corporate Update

Avalon Ventures Ltd., (TSX-V: AVL (the "Company") is pleased to provide the following update on activities on its Separation Rapids, Thor Lake and Red Hill projects and announce the issuance of new incentive stock options to insiders.

Separation Rapids

Evaluation of the six tonne sample of crushed petalite ore delivered in late September to the new prospective customer identified by marketing agent Amalgamet Canada, is progressing well and should be completed by year-end. Amalgamet reports that preliminary results indicate good compatibility of the material in the proposed new application. Amalgamet considers it likely that the evaluation of the Company's Separation Rapids petalite product will continue this winter with further testwork on a larger bulk sample.

Thor Lake

Further re-sampling of historical drill cores from the Lake Zone and other mineral occurrences on the Thor Lake property for rare earth element ("REE") mineralization was completed as planned in early October and a total of 376 samples were delivered to Global Discovery Labs in Vancouver for analysis. This work was carried out by J. C. Pedersen, P. Geo. Results are pending. Selected samples were sent to consulting mineralogist Dr. A. Mariano for petrographic study.

During the field program the existing campsite was cleaned-up and re-habilitated in preparation for a diamond drilling program on the Lake Zone REE target, which the Company is planning to initiate early in 2006. Program design and budgeting is in progress and will be finalized once analytical data from the recent sampling program has been received and compiled. In the meantime, the Company will proceed with filing an application for a land use permit and initiating community consultation work.

Red Hill

A six-hole, 1279 metre diamond drilling program was completed on the Red Hill copper-zinc-silver VMS prospect, Kamloops, B.C. in early November. Six targets were tested in two separate areas situated 1.6 km apart: three on the Feedlot grid and three on the Red Hill grid. All six holes intersected broad intervals of highly altered felsic volcanic rocks containing disseminated and stringer sulphide mineralization consisting mainly of pyrite. One hole on the Red Hill grid intersected two narrow bands of massive sulphide mineralization over core lengths of 0.5 and 3.15 metres respectively. Assay results are pending.

The three holes on the Feedlot grid were surveyed with down-hole Pulse EM to look for bodies of conductive sulphide mineralization around the hole, but no off-hole anomalies were detected. The three holes on the Red Hill grid will be surveyed at a later date. Overall, the results of the program have confirmed the validity of the Company's new structural model and demonstrated good potential for economic copper-zinc-silver VMS deposits on the Red Hill grid. A detailed evaluation of the data will be carried out over the next few months to plan the scope of further work on the property. The program was carried out under the supervision of Mr. Bob Jankovic, P. Geo. of Wardrop Engineering Ltd.

Incentive Stock Options

The Company also announces that it has granted an aggregate of 225,000 incentive stock options exerciseable at a price of $0.48 per share for a period of five years, to three directors of the Company to replace recently expired (unexercised) stock options. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

December 14, 2005 **No. 05-15**

Shares Outstanding: 39,558,598 SEC 12g3-2(b): 82-4427

Avalon Arranges Private Placement of 3,500,000 Units

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that, subject to regulatory approval, it has arranged $1,575,000 in new financing through the non-brokered private placement of a total of 3,500,000 units at a price of $0.45 per unit.

Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one common share at a price of $0.55 for a two year period from the date of issuance.

The proceeds of the private placement will be used to fund work programs in 2006 on the Company's Thor Lake and Separation Rapids rare metals projects, the Red Hill copper-zinc-silver project and for general corporate purposes. The private placement is expected to close in early January, 2006.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a portfolio of six such projects, including three that are at an advanced stage of development. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" IR Hub. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

The Company's Annual Report and audited financial statements for the year ended August 31, 2005 will be mailed later this week to shareholders of record as at December 15, 2005.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a portfolio of six such projects, including three that are at an advanced stage of development. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" IR Hub. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

December 20, 2005 **No. 05-16**

Shares Outstanding: 39,558,598 SEC 12g3-2(b): 82-4427

Avalon Engages Financial Advisor with Rare Metals Expertise

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that it has engaged the services of Proteus Capital Corp. ("Proteus") of New York, NY, as a Financial Advisor to assist management in formulating corporate strategy to help grow the Company's profile in international markets and generally assist the Company in realizing its rare metals business objectives. In the short term, Proteus will produce an information memorandum on the Company for distribution to the international financial community.

The principal of Proteus is Mr. Douglas J. Newby. Mr. Newby has twenty-five years of experience in the evaluation and financing of mining properties around the world (including rare metals such as lithium and beryllium). Mr. Newby started his career with James Capel & Co. in London, where he was a top-ranked mining analyst. He subsequently worked with Morgan Grenfell & Co. in London and New York and S.G. Warburg & Co. in New York, before forming Proteus in the early 1990's.

Commented President, Don Bubar, "Proteus has a wealth of experience with emerging mining companies and international expertise in rare metals that can help the Company identify potential customers and strategic partners worldwide."

As part of the compensation package, the Company will grant Proteus 200,000 incentive stock options exerciseable for two years at a price of $0.48 per share These options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

Annual Meeting

The Annual General Meeting of shareholders of the Company will be held on January 24, 2006 at 2:00PM PST at the Vancouver Club, 915 West Hastings St., Vancouver, B.C. The change of venue from Toronto to Vancouver this year provides management with an opportunity to re-connect directly with the Company's west coast shareholders and take advantage of the fact that many shareholders will be attending two major mineral industry conferences being held in Vancouver at that time.

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

January 20, 2006 **No.06-01**
Shares Outstanding: 44,293,248 SEC 12g3-2(b): 824427

Avalon Closes $1,575,000 Private Placement and Receives Additional Funding from Exercise of Warrants

---

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that further to the Company's news release of December 14, 2006, the non-brokered private placement of non-flow-through units at a price of $0.45 per unit closed today with the issuance of 3,500,000 units to the subscribers. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21, 2008.

No commissions or finders fees were paid in connection with this financing. The securities issued and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 21, 2006.

The proceeds of the private placement will be used to fund work programs in 2006 on the Company's Thor Lake and Separation Rapids rare metals projects, the Red Hill copper-zinc-silver project, the U6 Savant Gold Project and for general corporate purposes.

Exercise of Warrants

The Company also announces that all of the previously-unexercised common share purchase warrants expiring on January 3 ($0.20) and January 9, 2006 ($0.29) were exercised prior to expiry resulting in additonal proceeds to the treasury of $352,900. A third series of common share purchase warrants exerciseable at $0.30 expire on January 23, 2006. Exercises for these warrants are also being received and it is anticipated that all the remaining unexercised warrants will be exercised before expiry, resulting in an additional $824,400 in proceeds to the treasury.

Assuming all of these warrants are exercised, the Company will have approximately $3 million in working capital in the treasury and 47 million shares issued and outstanding (52.8 million on a fully-diluted basis).

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and industrial minerals with high technology applications. Avalon currently holds a portfolio of six such projects, including three that are at an

advanced stage of development. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" IR Hub. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 30, 2006
Shares Outstanding: 47,027,598

No. 06-02
SEC 12g3-2(b): 82-4427

Avalon intersects encouraging copper mineralization at Red Hill and defines gold target at U6 Savant

---

Avalon Ventures Ltd., (TSX-V: AVL (the "Company") is pleased to provide the following progress report on activities on its Red Hill copper-zinc-silver and U6 Savant gold projects.

Red Hill Copper-Zinc-Silver Project

Assay results from the six-hole, 1279 metre diamond drilling program completed in November, 2005 on the Red Hill copper-zinc-silver VMS prospect, Kamloops, B.C. have now been received and compiled. Six targets were tested in two separate areas situated 1.6 km apart: three on the Feedlot grid and three on the Red Hill grid. All six holes intersected broad intervals of highly altered felsic volcanic rocks containing disseminated and stringer sulphide mineralization.

The most encouraging assays were obtained from one hole drilled on the Red Hill grid which intersected two narrow bands of massive sulphide mineralization assaying **2.08% copper, 7.5 g/t silver over 1.35 metres and 0.56% copper, 0.79g/t silver over 2.95 metres**. These intersections are situated near a hole drilled in 1984 that reportedly intersected 2.58 metres averaging 0.59% Cu, 1.6% Zn, 1.91g/t Ag, and 0.39g/t Au. Potential extensions to this zone are untested.

Overall, the results of the program have confirmed the validity of the Company's new structural model and demonstrated good potential for economic copper-zinc-silver VMS deposits on the Red Hill grid. A follow-up program involving geophysical surveys and further diamond drilling is planned for 2006. Jean-Philippe Desrochers, P.Geo. is providing overall supervision of the work programs. Expenditures to date inclusive of acquisition costs total approximately $280,000.

U6 Savant Gold Project

A program of detailed geological mapping, channel sampling and compilation of historical data was carried out in 2005 on the U6 Savant gold project located in the Savant Lake area of northwestern Ontario. The work was performed by consulting geologist Jean-Philippe

Desrochers, P.Geo. The results of the program confirmed the presence of an intrusion-related gold system and the structural controls on gold mineralization were determined.

Highlights from the channel sampling included values of **2.72 g/t gold over 0.9 metres and 3.15 g/t gold over 1.0 metres**. These results came from a showing located peripheral to an interpreted major structure which produced assays of up to **0.65 g/t gold over 36.0 metres with some narrow higher grade intervals assaying up to 10.2 g/t gold over 0.5 metres** in historical drilling.

The zone remains open to depth and along strike for delineating zones of economic grade gold mineralization, and has yet to be tested across its full width which is estimated to be in the order of 100 metres. A minimum 600 metre drilling program is planned to test this target in 2006. Expenditures to date on the project inclusive of acquisition costs total approximately $45,000.

Both the U6 Savant and Red Hill properties are held under option from Teck Cominco Limited. To earn its interest in the U6 property, the Company must incur $500,000 in expenditures on the property over four years including a firm commitment to fund a minimum $50,000 work program in the first year. To earn its interest in the Red Hill property, the Company must incur expenditures totaling $1,200,000 over four years including a firm commitment to fund a minimum $50,000 work program in 2005. Under both agreements, Teck Cominco would retain a 2% NSR royalty interest and certain back-in rights to re-acquire up to a 70% interest in the property first by funding 2.5 times Avalon's expenditures to earn a 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest and finally by arranging all production financing to earn an incremental 5% interest.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

March 13, 2006 **No. 06-03**
Shares Outstanding: 47,027,598 SEC 12g3-2(b): 82-4427

Avalon Commences Phase 2 Bulk Sampling Program at Separation Rapids Lithium Minerals Project, Kenora, Ontario

Incentive Stock Options Granted

Avalon Ventures Ltd. (TSX-V: AVL) (the "Company") is pleased to announce that it has commenced a Phase 2 bulk sampling program on its 100% owned Separation Rapids rare metals project located near Kenora, Ontario. The objective of the program is to produce approximately 300 tonnes of the crushed lithium minerals ore for delivery to the same customer that received and processed the initial six tonne sample delivered in September, 2005 (see the Company's news releases dated September 20 and November 23, 2005). Results of this work were positive and further test quantities of the crushed ore are required to scale up the process and assist the customer in its own product development efforts.

The bulk sampling work will be carried out by Moncrief Construction Limited of Kenora, Ontario under the supervision of Project Manager Paul Schmidt, P. Eng. and Project Geologist, J.C. Pedersen, P.Geo. Extraction work will be carried out over the next two weeks to take advantage of frozen ground conditions for access of heavy equipment. Crushing will be done subsequently at the contractor's yard in Kenora with the objective of having the crushed ore product ready for shipping by April 15, 2006.

Amalgamet Canada, the Company's lithium minerals marketing agent, is arranging for shipping of the product to the customer and has also arranged for the Company to be reimbursed for its reasonable direct costs associated with the program.

The Separation Rapids property lies within the traditional land use area of the Wabaseemoong Independent Nations ("Wabaseemoong") of Whitedog, Ontario. In August, 1999, the Company and Wabaseemoong signed a Memorandum of Understanding regarding the cooperative development of the Separation Rapids project. Prior to initiating the Phase 2 program, representatives from the Company and Wabaseemoong met and reaffirmed their mutual commitment to proceed with the development of the project on a cooperative basis under the principles agreed to in 1999.

Incentive Stock Options

The Company also announces that it has granted an aggregate of 400,000 incentive stock options to officers of the Company exerciseable at a price of $0.69 for a period of five years from the date of grant of the option. Of this total, 200,000 are to be issued on a fully vested basis, while 200,000 will vest at the rate of 50,000 per year with the first 25,000 vesting six months from the date of grant of the option.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
VSE-AVL E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

April 3, 2006
Shares Outstanding: 47,102,598

No. 06-04
SEC 12g3-2(b): 82-4427

Avalon Appoints New Corporate Secretary

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce the appointment of Ms. Marie D. Thorne to the position of Corporate Secretary of the Company.

Ms. Thorne has over 25 years of relevant business experience and over the past 5 years served as Assistant Secretary and Executive Assistant to the President for a TSX-listed junior mining company. Ms. Thorne is commencing her duties on a full-time basis effective today.

Ms. Thorne's appointment follows the resignation of Mr. Ralph Dalgarno, who served the Company as Corporate Secretary for the past two years on a part-time basis, during a period of reduced business activity. The Board thanks Mr. Dalgarno for his service.

As part of her compensation package, Ms. Thorne was granted 200,000 incentive stock options exerciseable at a price of $0.69 for a period of five years from the date of grant of the option, as disclosed in the Company's news release dated March 13, 2006. The options will vest at the rate of 50,000 per year with the first 25,000 vesting six months from the date of grant of the option. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-

mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FILE NO. 82-4427



BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1005 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	February 29, 2004
Date of Report	April 23, 2004
Certificate ***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***	
"Donald S. Bubar"	2004/04/23
Name of Director	**Date Signed**
"Brian MacEachen"	2004/04/23
Name of Director	Date Signed

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at February 29, 2004 and August 31, 2003
(Unaudited)

	February 29, 2004	August 31, 2003
Assets		
Current Assets		
Cash and cash equivalents	$ 623,526	$ 131,686
Joint venture receivables	-	5,448
Other receivables	40,531	47,844
	664,057	184,978
Investments	69,643	23,143
Resource Properties	4,566,123	4,458,948
Property, Plant and Equipment	3,106	3,654
Patents - Process Technology	-	-
	$ 5,302,929	$ 4,670,723
Liabilities		
Current Liabilities		
Accounts payable	$ 165,823	$ 304,960
Joint venture advances	10,606	10,606
	176,429	315,566
Shareholders' Equity		
Share Capital	18,876,510	18,369,702
Contributed Surplus	621,986	87,797
Deficit	(14,371,996)	(14,102,342)
	5,126,500	4,355,157
	$ 5,302,929	$ 4,670,723

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Six Months Ended February 29, 2004 and February 28, 2003
(Unaudited)

	Six Months Ended		Three Months Ended	
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Revenue				
Interest income	$ 148	$ 1,354	$ 98	$ 924
Management fees	-	871	-	221
	148	2,225	98	1,145
Expenses				
Amortization	548	1,781	274	890
Consulting fees	85,446	38,565	64,646	20,750
Directors' fees and expenses	6,081	6,077	3,081	3,077
Insurance	1,129	3,064	-	1,608
Interest and financing costs	10,501	2,138	10,501	1,800
Office and general	6,703	4,131	3,120	2,841
Professional fees	32,009	37,121	18,382	24,266
Public and investor relations	26,177	6,050	22,394	3,814
Rent and utilities	8,763	10,048	4,369	5,102
Salaries and benefits	11,384	10,118	9,310	7,862
Shareholders' information	16,235	16,359	16,235	15,822
Stock based compensation	76,397	-	76,397	-
Transfer and filing fees	19,514	10,567	18,021	8,878
Travel	3,209	2,466	2,964	425
	304,096	148,485	249,694	97,135
Loss Before the Undernoted Items	(303,948)	(146,260)	(249,596)	(95,990)
Gain (Loss) on Sale of Resource Properties	(5,419)	-	20,000	-
Gain on Sale of Investments	9,713	43,855	7,297	45,280
Recoveries of Joint Venture Receivables	30,000	-	-	-
Loss for the Period	(269,654)	(102,405)	(222,299)	(50,710)
Deficit - Beginning of Period	(14,102,342)	(13,197,739)	(14,149,697)	(13,249,434)
Deficit - End of Period	$ (14,371,996)	$ (13,300,144)	$ (14,371,996)	$ (13,300,144)
Loss per Share	$ (0.01)	$ -	$ (0.01)	$ -
Weighted Average Number of Common Shares Outstanding	27,456,534	24,655,248	27,456,534	24,655,248

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Six Months Ended February 29, 2004 and February 28, 2003
(Unaudited))

	Six Months Ended		Three Months Ended	
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Cash Flows from Operating Activities				
Cash received from joint venture partners	$ -	$ 650	$ -	$ -
Cash paid to suppliers and employees	(402,003)	(91,888)	(391,707)	(58,289)
Interest received	148	1,354	98	924
Interest paid	(357)	(15,543)	(357)	(10,543)
	(402,212)	(105,427)	(391,966)	(67,908)
Cash Flows from Financing Activities				
Share capital	491,808	100,500	491,808	100,500
Warrants	457,792	-	457,792	-
	949,600	100,500	949,600	100,500
Cash Flows from Investing Activities				
Resource property expenditures	(101,261)	(100,638)	(35,378)	(61,852)
Reimbursement of joint venture costs	-	18,413	-	-
Proceeds from sale of resource properties	22,500	-	20,000	-
Proceeds from sale of investments	23,213	92,300	19,797	85,480
	(55,548)	10,075	4,419	23,628
Change in cash and cash equivalents	491,840	5,148	562,053	56,220
Cash and cash equivalents - beginning of period	131,686	116,577	61,473	65,505
Cash and cash equivalents - end of period	$ 623,526	$ 121,725	$ 623,526	$ 121,725
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ 15,000	$ -	$ 15,000	$ -
Stock options granted to directors and officers	$ 76,397	$ -	$ 76,397	$ -
Investments received from sale of resource properties	$ 30,000	$ -	$ -	$ -
Investments received on recoveries of joint venture receivables	$ 30,000	$ -	$ -	$ -

Avalon Ventures Ltd.

Note to Consolidated Financial Statements
For the Six Months Ended February 29, 2004
(Unaudited)

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2003 annual report.

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule B and C

<table>
<tr><td colspan="2">ISSUER DETAILS:</td></tr>
<tr><td>Name of Issuer</td><td>AVALON VENTURES LTD.</td></tr>
<tr><td>Issuer's Address</td><td>111 Richmond Street West, Suite 1005
Toronto, Ontario, M5H 2G4</td></tr>
<tr><td>Issuer Telephone Number</td><td>(416) 364-4938</td></tr>
<tr><td>Issuer Fax Number</td><td>(416) 364-5162</td></tr>
<tr><td>Contact Person</td><td>Donald S. Bubar</td></tr>
<tr><td>Contact's Position</td><td>President</td></tr>
<tr><td>Contact Telephone Number</td><td>(416) 364-4938</td></tr>
<tr><td>Contact Email Address</td><td>info@avalonventures.com</td></tr>
<tr><td>Web Site Address</td><td>www.avalonventures.com</td></tr>
<tr><td>For Quarter Ended</td><td>February 29, 2004</td></tr>
<tr><td>Date of Report</td><td>April 23, 2004</td></tr>
<tr><td colspan="2">Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.</td></tr>
<tr><td>"Donald S. Bubar"</td><td>2004/04/23</td></tr>
<tr><td>Name of Director</td><td>Date Signed</td></tr>
<tr><td>"Brian MacEachen"</td><td>2004/04/23</td></tr>
<tr><td>Name of Director</td><td>Date Signed</td></tr>
</table>

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2004
(Unaudited)

1. Breakdown of Resource Property Expenditures

	Separation Rapids Rare Metals	Tantalum Group Properties[1]	Warren Township Anorthosite	Cobequid Mountains Gold Project	Mount Thom Cu-Au Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ 5,465	$ 20,490	$ -	$ 25,955
Geology	-	-	-	84,889	19,298	-	104,187
Linecutting	-	-	-	-	21,006	-	21,006
Metallurgical/market studies	8,835	-	720	-	-	-	9,555
Other	488	88	-	1,316	-	-	1,892
Current expenditures	9,323	88	720	91,670	60,794	-	162,595
Balance - beginning of period	3,926,992	402,251	4,654	69,631	-	55,420	4,458,948
Sale of resource properties	-	-	-	-	-	(55,420)	(55,420)
Balance - end of period	$ 3,936,315	$ 402,339	$ 5,374	$ 161,301	$ 60,794	$ -	$ 4,566,123

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2004
(Unaudited)

2. Expenditures to Related Parties $ 75,182

3. a) (i) Common Shares Issued During the Quarter Ended February 29, 2004

Date	Type of Issue	Number	Price	Proceeds	Consideration	Commissions
20-Feb-2004	Resource Property	100,000	$0.15	$ 15,000	Mount Thom	$ -

(ii) Non-Flow-through Units Issued During the Quarter Ended February 29, 2004[1]

Date of Issue	Type of Issue	Consideration	Number	Price	Proceeds	Commissions
23-Jan-2004	Private Placement	Cash	3,423,000	$0.20	$684,600	$ -

[1] Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 until January 23, 2005 and at a price of $0.30 until January 23, 2006.

(iii) Flow-through Units Issued During the Quarter Ended February 29, 2004[1]

Date of Issue	Type of Issue	Consideration	Number	Price	Proceeds	Commissions
30-Dec-2003	Private Placement	Cash	1,060,000	$0.25	$265,000	$ -

[1] Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one non-flow-through common share at a price of $0.27 until January 9, 2005 and at a price of $0.29 until January 9, 2006.

b) Options Granted During the Quarter Ended February 29, 2004

Date Granted	Expiry Date	Type	Number	Recorded Price	Recorded Value	Exercise Price
16-Feb-2004	16-Feb-2009	Officer (Donald S. Bubar)	175,000	$0.1268	$ 22,190	$0.25
16-Feb-2004	16-Feb-2009	Officer (Lawrence Page)	100,000	$0.1268	$ 12,680	$0.25
16-Feb-2004	16-Feb-2009	Officer (R. James Andersen)	75,000	$0.1268	$ 9,510	$0.25
16-Feb-2004	16-Feb-2009	Director (Dale Corman)	100,000	$0.1268	$ 12,680	$0.25
16-Feb-2004	16-Feb-2009	Director (Alan Ferry)	50,000	$0.1268	$ 6,340	$0.25
16-Feb-2004	16-Feb-2009	Director (Brian MacEachen)	52,500	$0.1268	$ 6,657	$0.25
16-Feb-2004	16-Feb-2009	Director (Joseph G. Monteith)	50,000	$0.1268	$ 6,340	$0.25

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2004
(Unaudited)

4. a) Authorized Share Capital as at February 29, 2004

25,000,000 Preferred shares, no par value
100,000,000 Common shares, no par value

b) Issued and Outstanding Share Capital as at February 29, 2004

Number of Shares: 30,958,248 common shares
Recorded Value: $ 18,876,510

4. c) (i) Warrants Outstanding as at February 29, 2004

Security	Number	Exercise Price	Expiry Date
Warrants	670,000	$ 0.20	31-Dec-2004
Warrants	1,000,000	$ 1.00	31-Jul-2005
Warrants	1,050,000	$ 0.20	01-Aug-2005
Warrants	1,060,000	$ 0.29[1]	09-Jan-2006
Warrants	3,423,000	$ 0.30[2]	23-Jan-2006

[1] The exercise price is $0.27 until 9-Jan-2005
[2] The exercise price is $0.25 until 23-Jan-2005

(ii) Options Outstanding as at February 29, 2004

	Number	Weighted Average Price
Balance - November 30, 2003	2,792,500	$ 0.56
Granted	602,500	$ 0.25
Exercised	-	$ -
Cancelled/Expired	(890,000)	$ 0.80
Balance - February 29, 2004	2,505,000	$ 0.40

d) There are no shares in escrow or subject to pooling restrictions

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2004
(Unaudited)

5. a) List of Directors at April 23, 2004

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

b) List of Officers at April 23, 2004

Donald Bubar	President and CEO
R. James Andersen	Vice-President, Finance and CFO
Lawrence Page	Chairman
Ralph Dalgarno	Secretary

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2004
(Unaudited)

MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED February 29, 2004

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a primary focus on industrial minerals and rare metals including feldspars, lithium, tantalum and cesium, and a secondary focus on "IOCG-type" copper-gold-silver-cobalt deposits. The Company is in the process of exploring 5 of its 9 mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

Resource property expenditures during the quarter ended February 29, 2004 totaled $56,852, of which $48,023 (84%) was expended on the Mount Thom copper-gold project in central Nova Scotia. These expenditures were incurred on geological compilation work, line-cutting, geophysics and property acquisition costs. With the exception of the acquisition costs, which totaled $15,000, program expenditures were funded with the proceeds of two flow-through private placements; one from August, 2003 and a second, which closed on January 9, 2004. The balance of the resource property expenditures were mainly incurred on the Separation Rapids and Warren Township projects for on-going mineral marketing work and investigations into a potential site for processing bulk samples from the two properties.

Exploration work on the **Mount Thom** property began with a compilation of historical data into an NI 43-101 compliant report prepared by independent consultant John O'Sullivan, P. Eng. This was followed in January by further compilation work involving re-logging of archived drill core from selected holes drilled by Imperial Oil Enterprises in 1970-71. Observations from the drill core supported the Company's structural model for the area, which infers from aeromagnetic data the presence of a mineralized granitic intrusive body in the subsurface, that is covered by younger sedimentary rocks.

A grid was cut over the target area at Mount Thom in January-February, 2004 and subsequent to the end of the quarter the grid was covered by a ground magnetometer survey to better define the known aeromagnetic anomaly. The new data is presently being processed and computer-modelled to assist in drill target definition. Progress was slowed by the severe winter weather experienced in Nova Scotia in February and March, which also resulted in a decision to delay the drilling program until spring. It has also been decided to carry out a soil geochemical survey in the spring using Mobile Metal Ion ("MMI®") technology to provide additional data for defining priority drill targets.

During the quarter, the Company entered into a new joint venture with Wallbridge Mining Company Limited ("Wallbridge") to explore four early stage IOCG type copper-gold targets in central Nova Scotia. Under the agreement, referred to as the **LMT joint venture**, Wallbridge will contribute its newly optioned Lower Mount Thom property while the Company will contribute its West River Station and Upper Kemptown properties along with some new claims staked by the Company in the same area on behalf of the joint venture. The optionor in both of these cases is Cobequid Gold Corporation ("CGC"). The combined land package covers a total area of 58,840 acres, contiguous with the Company's Mount Thom property.

The Company and Wallbridge must incur cumulative expenditures of $625,000 over 2 years to earn a combined 60% interest in the Property. In addition, Wallbridge must pay the Company $5,000 and incur the first $100,000 in expenditures, after which the program expenditures will be shared on a 50/50 basis until the 60% interest is vested. At that time a 40/30/30 joint venture will be formed among, CGC, Avalon and Wallbridge respectively. If either party is unable to fund its share of future program expenditures, its interest

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2004
(Unaudited)

will be subject to dilution to a 3% NSR royalty interest on any future precious metals production and 2% on any future base metals production, of which one-half of such interest can be purchased by the other party at any time for $1.5 million cash. Compilation work on the joint venture got underway in February and subsequent to the end of the quarter, the joint venture flew a detailed aeromagnetic survey over the entire area for mapping and target definition purposes.

Administrative expenses during the quarter totalled $249,694 an amount, which is more than double the expenses, incurred in the comparable period in 2003. The main reason for the difference was the inclusion of a $76,397 non-cash expense item for the issuance of new stock options to directors and officers to replace options that had expired during the quarter. The other significant variances relate to increased investor relations expenses as discussed below and increased consulting fees for new business development. The $10,501 interest and financing costs relate to the foreign exchange losses on private placement subscription funds received in US dollars.

It was a busy quarter in terms of administrative activities as management completed the Annual Report for mailing to the shareholders, the Annual Information Form, a quarterly report, held the annual shareholders meeting and completed all the documentation for two private placement financings. The financings provided $265,000 in flow-through exploration funding for the Nova Scotia IOCG projects and $684,600 in non-flow-through financing for working capital purposes including settlement of outstanding accounts payable.

Expenditures for **Public and Investor Relations** during the quarter totaled $22,394, an increase of $18,580, over the comparable period in 2003, reflecting the initiation of a new investor relations program during the quarter. In December, the Company engaged AGORA Investor Relations of Richmond Hill, Ontario as its investor relations consultant for an initial period of 12 months and it renewed a service contract with Stockgroup Information Systems to provide the company with a comprehensive on-line Investor Relations and corporate marketing program.

The Company also retained Augustine-Louie Creative to generate new artwork for advertising and promotional purposes that better reflects the Company's new focus on IOCG type deposits in Nova Scotia as well as its traditional focus on industrial minerals and rare metals. This new material was unveiled at the Vancouver International Investment Conference in January, where the Company had a booth. It is also being used to generate a new corporate brochure and to give the Company's website a new "look and feel", work that will be completed in the third quarter.

Expenditures to **related parties** during the quarter totalled $37,382. These were paid to an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President. **Subsequent to the end of the quarter**, Anne Jamieson resigned as Corporate Secretary and left the Company to pursue other interests. Mr. Ralph Dalgarno, a lawyer specializing in corporate and securities law, was appointed Corporate Secretary effective March 29, 2004.

In the third quarter, the Company will continue with its work programs in Nova Scotia and intends to initiate a drilling program at Mount Thom by late May or early June. Efforts to finance large-scale bulk sampling programs on the Warren Township and Separation Rapids projects are ongoing. A new market in a filler application has been identified for the calcium feldspar product from the **Warren Township** project and a small-scale program to produce a 2-5 tonne test sample for the customer will be carried out in the third quarter.

April 21, 2004



BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1005 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	May 31, 2004
Date of Report	July 23, 2004
Certificate ***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***	
"Donald S. Bubar"	2004/07/23
Name of Director	**Date Signed**
"Brian MacEachen"	2004/07/23
Name of Director	**Date Signed**

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at May 31, 2004 and August 31, 2003
(Unaudited)

	May 31, 2004	August 31, 2003
Assets		
Current Assets		
Cash and cash equivalents	$ 477,692	$ 131,686
Joint venture receivables	-	5,448
Other receivables and prepaid expenses	24,528	47,844
	502,220	184,978
Investments	69,643	23,143
Resource Properties	4,678,053	4,458,948
Property, Plant and Equipment	4,489	3,654
	$ 5,254,405	$ 4,670,723
Liabilities		
Current Liabilities		
Accounts payable	$ 208,524	$ 304,960
Joint venture advances	10,606	10,606
	219,130	315,566
Shareholders' Equity		
Share Capital	18,876,510	18,369,702
Contributed Surplus	621,986	87,797
Deficit	(14,463,221)	(14,102,342)
	5,035,275	4,355,157
	$ 5,254,405	$ 4,670,723

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Nine Months Ended May 31, 2004 and May 31, 2003
(Unaudited)

	Nine Months Ended		Three Months Ended	
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
Revenue				
Interest income	$ 1,008	$ 1,694	$ 860	$ 340
Management fees	-	871	-	-
	1,008	2,565	860	340
Expenses				
Amortization	1,033	2,510	485	729
Consulting fees	111,045	59,165	25,599	20,600
Directors' fees and expenses	9,081	9,077	3,000	3,000
Insurance	1,129	4,672	-	1,608
Interest and financing costs	13,512	2,552	3,011	414
Office and general	13,036	5,759	6,333	1,628
Professional fees	52,403	54,921	20,394	17,800
Public and investor relations	49,343	8,908	23,166	2,858
Rent and utilities	13,013	14,160	4,250	4,112
Salaries and benefits	12,499	15,378	1,115	5,260
Shareholders' information	17,519	19,482	1,284	3,123
Stock-based compensation	76,397	-	-	-
Transfer and filing fees	19,880	14,217	366	3,650
Travel	6,291	3,415	3,082	949
	396,181	214,216	92,085	65,731
Loss Before the Undernoted Items	(395,173)	(211,651)	(91,225)	(65,391)
Abandoned Resource Properties	-	(163,300)	-	(163,300)
Loss on Sale of Resource Properties	(5,419)	-	-	-
Gain on Sale of Investments	9,713	58,708	-	14,853
Recoveries of Joint Venture Receivables	30,000	-	-	-
Loss for the Period	(360,879)	(316,243)	(91,225)	(213,838)
Deficit - Beginning of Period	(14,102,342)	(13,197,739)	(14,371,996)	(13,300,144)
Deficit - End of Period	$ (14,463,221)	$ (13,513,982)	$ (14,463,221)	$ (13,513,982)
Loss per Share	$ (0.01)	$ (0.01)	$ -	$ (0.01)
Weighted Average Number of Common Shares Outstanding	28,632,292	25,028,288	28,632,292	25,028,288

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Nine Months Ended May 31, 2004 and May 31, 2003
(Unaudited))

	Nine Months Ended		Three Months Ended	
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
Cash Flows from Operating Activities				
Cash received from joint venture partners	$ -	$ 650	$ -	$ -
Cash paid to suppliers and employees	(482,443)	(122,526)	(80,440)	(30,638)
Interest received	1,008	1,694	860	340
Interest paid	(357)	(15,543)	-	-
	(481,792)	(135,725)	(79,580)	(30,298)
Cash Flows from Financing Activities				
Share capital	491,808	100,500	-	-
Warrants	457,792	-	-	-
	949,600	100,500	-	-
Cash Flows from Investing Activities				
Resource property expenditures	(165,647)	(167,952)	(64,386)	(67,314)
Reimbursement of joint venture costs	-	18,413	-	-
Proceeds from sale of resource properties	22,500	-	-	-
Proceeds from sale of investments	23,213	140,308	-	48,008
Sale (purchase) of property, plant and equipment	(1,868)	1,834	(1,868)	1,834
	(121,802)	(7,397)	(66,254)	(17,472)
Change in cash and cash equivalents	346,006	(42,622)	(145,834)	(47,770)
Cash and cash equivalents - beginning of period	131,686	116,577	623,526	121,725
Cash and cash equivalents - end of period	$ 477,692	$ 73,955	$ 477,692	$ 73,955
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ 15,000	$ -	$ -	$ -
Stock options granted to directors and officers	$ 76,397	$ -	$ -	$ -
Investments received from sale of resource properties	$ 30,000	$ -	$ -	$ -
Investments received on recoveries of joint venture receivables	$ 30,000	$ -	$ -	$ -

Avalon Ventures Ltd.

Note to Consolidated Financial Statements
For the Nine Months Ended May 31, 2004
(Unaudited)

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2003 annual report.

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule B and C

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1116 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	May 31, 2004
Date of Report	July 23, 2004

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2004/07/23
Name of Director	**Date Signed**
"Brian MacEachen"	2004/07/23
Name of Director	**Date Signed**

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2004
(Unaudited)

1. Breakdown of Resource Property Expenditures

	Separation Rapids Rare Metals	Tantalum Group Properties[1]	Warren Township Anorthosite	Cobequid Mountains Gold Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ 5,550	$ 25,925	$ -	$ 7,875	$ 39,350
Environmental studies/permitting	2,202	-	-	-	-	-	-	2,202
Geochemical	-	-	-	-	4,290	-	-	4,290
Geology	-	-	-	77,463	37,487	29,942	-	144,892
Geophysical	-	-	-	99	12,443	31,035	-	43,577
Linecutting	-	-	-	-	21,005	-	-	21,005
Metallurgical/market studies	9,430	-	4,486	-	-	-	-	13,916
Other	488	88	-	4,717	-	-	-	5,293
Current expenditures	12,120	88	4,486	87,829	101,150	60,977	7,875	274,525
Balance - beginning of period	3,926,992	402,251	4,654	69,631	-	-	55,420	4,458,948
Sale of resource properties	-	-	-	-	-	-	(55,420)	(55,420)
Balance - end of period	$ 3,939,112	$ 402,339	$ 9,140	$ 157,460	$ 101,150	$ 60,977	$ 7,875	$ 4,678,053

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2004
(Unaudited)

2. Expenditures to Related Parties $ 119,967

3. a) (i) Common Shares Issued During the Quarter Ended May 31, 2004

None

(ii) Warrants Issued During the Quarter Ended May 31, 2004

None

b) Options Granted During the Quarter Ended May 31, 2004

None

4. a) Authorized Share Capital as at May 31, 2004

25,000,000 Preferred shares, no par value
100,000,000 Common shares, no par value

b) Issued and Outstanding Share Capital as at May 31, 2004

Number of Shares: 30,958,248 common shares
Recorded Value: $ 18,876,510

c) (i) Warrants Outstanding as at May 31, 2004

Security	Number	Exercise Price	Expiry Date
Warrants	670,000	$ 0.20	31-Dec-2004
Warrants	1,000,000	$ 1.00	31-Jul-2005
Warrants	1,050,000	$ 0.20	01-Aug-2005
Warrants	1,060,000	$ 0.29[1]	09-Jan-2006
Warrants	3,423,000	$ 0.30[2]	23-Jan-2006

[1] The exercise price is $0.27 until 9-Jan-2005
[2] The exercise price is $0.25 until 23-Jan-2005

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2004
(Unaudited)

4. c) (ii) Options Outstanding as at May 31, 2004

	Number	Weighted Average Price
Balance - February 29, 2004	2,505,000	$ 0.40
Granted	-	$ -
Exercised	-	$ -
Cancelled/Expired	-	$ -
Balance - May 31, 2004	2,505,000	$ 0.40

d) There are no shares in escrow or subject to pooling restrictions

5. a) List of Directors at July 23, 2004

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

b) List of Officers at July 23, 2004

Donald Bubar	President and CEO
R. James Andersen	Vice-President, Finance and CFO
Lawrence Page	Chairman
Ralph Dalgarno	Secretary

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2004
(Unaudited)

MANAGEMENT DISCUSSION FOR THE NINE MONTHS ENDED MAY 31, 2004

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a primary focus on industrial minerals and rare metals including feldspars, lithium, tantalum and cesium, and a secondary focus on "IOCG-type" copper-gold-cobalt deposits. The Company is in the process of exploring 5 of its 9 mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

Resource property expenditures during the quarter ended May 31, 2004 totaled $111,930, of which $101,333 (90%) was expended on the Mount Thom and LMT copper-gold-cobalt projects in central Nova Scotia. Of this total, $60,977 was incurred on the LMT joint venture to fund the company's 50% share of an airborne magnetic survey, prospecting and geological compilation work carried out during the quarter. The $40,356 in expenditures on Mount Thom were incurred on geological compilation work, airborne and ground geophysics and an MMI® type soil geochemical survey. All of these program expenditures were funded with the proceeds of the flow-through private placement which closed on January 9, 2004. The balance of the resource property expenditures were incurred for staking of a new property at Mussy Lake, Ontario and on the Separation Rapids and Warren Township projects for on-going mineral marketing work, community consultations and preparation for processing a bulk sample from the Warren Township property.

Exploration work on the **Mount Thom** copper-cobalt-gold property during the quarter provided further evidence of significant cobalt enrichment with the known copper-gold mineralization in the Imperial Zone drilled by Imperial Oil Limited ("IOL") in 1970-71. Analysis of 11 selected grab samples of the sulphide mineralization from the IOL drill core produced assays ranging from 157 ppm cobalt to a high of 8630 ppm cobalt with 5 of the 11 samples producing cobalt values in excess of 1500 ppm. IOL did not assay for cobalt during the original work program but, in 1997, split core samples from three of the IOL drill holes were systematically re-assayed for a suite of elements including cobalt producing averages of over 1000 ppm cobalt over core lengths ranging from 4.0 to 15.8 feet.

For reference, a concentration of 1000 ppm equates to 2.2 lbs per metric tonne and at current cobalt prices of US$23.75 per pound a tonne of rock at this grade would have an in situ value of US$52.25. Demand for cobalt is increasing due to its use in rechargeable batteries and the strong growth in demand forecast for these batteries in the new generation of hybrid cars. Management believes that excellent potential exists to outline a primary cobalt resource on the Mount Thom property.

Computer modeling of the ground magnetic survey data determined that the anomaly is caused by a large south-dipping tabular body which is consistent with the Company's initial interpretation of its upper surface being a shallow-dipping thrust fault. The cause of the anomaly is unknown, but it remains an attractive target for IOCG style copper-gold-cobalt mineralization. The MMI® soil geochemical survey identified multi-element anomalies including cobalt in previously untested areas of the property both east and west of the known mineralization. A third anomaly in cobalt was also identified on the unexplored southern part of the property near the large magnetic anomaly. A minimum 500 metre diamond drilling program was initiated subsequent to the end of the quarter to test these targets and was still in progress as at the date of this report.

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2004
(Unaudited)

On the **LMT joint venture** with Wallbridge Mining Company Ltd, ground follow-up in the form of geological mapping and prospecting was carried out on several copper-cobalt-gold target areas identified from the compilation work carried out over the winter. This work was still in progress at the time of writing and results are awaited for a large number of samples collected during the program.

On the Company's 100% owned **Warren Township** project, located near Timmins, Ontario, a bulk sampling program was initiated subsequent to the end of the quarter to produce a two tonne sample of its high purity calcium feldspar product for testing in a potential new application. The sample material will be collected from an existing stockpile of broken ore on the property and dry milled in Northern Ontario, before being shipped to SGS Lakefield Research for final processing by magnetic separation and screening to the desired specifications. $30,000 has been budgeted for this work. The product should be ready for delivery to the customer in 4-6 weeks and a positive result to the testing could lead to a near-term production decision for the project. No new work was carried out on the **Separation Rapids** project during the quarter except for meetings with prospective investors in the project and consultations with the local First Nations.

Subsequent to the end of the quarter the Company completed the staking of 8 claims totaling 81 units or 3240 acres in the **Mussy Lake** area near Marathon, Ontario, at a cost of $7,875. The claims cover the projected eastern extension of a promising Nickel-Copper-PGE prospect called Big Lake, that is currently being explored by MetalCORP Limited of Thunder Bay, Ontario. MetalCORP have identified nine high priority EM conductors on the property associated with a peridotite intrusion with which there is a strong coincident lake sediment geochemical anomaly in nickel and copper. These are presently being covered by ground EM surveys in preparation for a drilling program, which MetalCORP indicates will begin in August. The geological environment is very similar to that of the recent Eagle deposit discovery in northern Michigan where Kennecott Minerals report a high grade resource of 5 million tonnes grading 3.68% nickel, 3.06% copper and 0.1% cobalt.

Administrative expenses during the quarter totalled $92,085 an amount, which represents a 40% increase over the comparable period in 2003, reflecting the increased level of business activity in the Company compared to 2003. The main variances were in increased expenditures for public and investor relations, consulting and professional fees.

Expenditures for **Public and Investor Relations** during the quarter totaled $23,166 a comparable amount to the previous quarter. During the quarter the Company participated in one investment conference held in Calgary in April, completed an overhaul of the Company's website to give it a new look and feel and prepared a new corporate brochure. The Company uses the internet as its primary tool for marketing and delivery of information to investors, through its contracts with AGORA Investor Relations and Stockgroup Information Systems. Expenditures to **related parties** during the quarter totalled $44,785. These were paid to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President.

In the fourth quarter, the Company will continue with its work programs in Nova Scotia including the completion of a first phase diamond drilling program on the Mount Thom project. The Company will also complete the initial two tonne bulk sampling program on the **Warren Township** project during the fourth quarter and deliver the material to the customer. Efforts to finance large-scale bulk sampling programs on both the Warren Township and Separation Rapids projects are ongoing.

July 21, 2004

FILE NO. 82-4427

Proxy
(Solicited by Management)

2005 ANNUAL GENERAL MEETING (the "Meeting") of

AVALON VENTURES LTD. (the "Company")

TO BE HELD AT: **Toronto Board of Trade Downtown Centre, 3rd Floor, 1 First Canadian Place, Toronto, Ontario**

ON: **Thursday, February 3, 2005 at 4:30 p.m. (Eastern Standard Time)**

The undersigned registered shareholder (**"Registered Shareholder"**) of the Company hereby appoints Donald S. Bubar, President and Chief Executive Officer of the Company, or failing him, R. James Andersen, Vice-President, Finance and Chief Financial Officer of the Company, or in place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

```
CUSP 05348K105 CTL#              1
ISSUER COPY * ITMS    407 SHRS  2956722
AVALON VENTURES LTD.
1005- 111 RICHMOND STREET WEST
TORONTO, ON  M5H 2G4
```

1

Resolutions (For full details of each item, please see the Notice of Meeting and Information Circular dated December 15, 2004).

		For	Against
1.	To authorize the directors to fix the auditor's remuneration	______	______
2.	To determine the number of directors at six (6)	______	______
		For	**Withhold**
3.	To appoint PricewaterhouseCoopers LLP, as auditor of the Company	______	______
4.	To elect as directors all those named in Numbers 5 to 10 below	______	______
5.	To elect as a director, Donald S. Bubar	______	______
6.	To elect as a director, Lawrence Page	______	______
7.	To elect as a director, Alan Ferry	______	______
8.	To elect as a director, F. Dale Corman	______	______
9.	To elect as a director, Joseph G. Monteith	______	______
10.	To elect as a director, Brian D. MacEachen	______	______
		For	**Against**
11.	To pass a special resolution approving an amendment to the Company's Notice of Articles to delete the "Pre-Existing Company Provisions"	______	______
12.	To pass a special resolution approving an amendment to the Company's Notice of Articles to increase the number of common shares without par value authorized to be issued to an unlimited number of common shares without par value	______	______
13.	To pass a special resolution cancelling the existing Articles and adopting new Articles for the Company	______	______
14.	To ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy other than the election of directors and the appointment of an auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person or company you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the head office of the Company, Suite 1005 – 111 Richmond Street, Toronto, Ontario, M5H 2G4 (fax number 416-364-5162), or at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax number 1-866-249-7775), by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

AVALON VENTURES LTD.
111 Richmond Street, Suite 1005
Toronto, Ontario
M5H 2G4



NOTICE OF 2006 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2006 Annual General Meeting of the shareholders of **AVALON VENTURES LTD.** (hereinafter called the "Company") will be held at The Vancouver Club, 915 W. Hastings Street, Vancouver, British Columbia, on:

Tuesday, January 24, 2006

at 2:00 p.m. (Pacific Standard Time) for the following purposes:

1. To receive the Company's consolidated financial statements for the financial year ended August 31, 2005 and the report of the auditor thereon;

2. To appoint an auditor for the ensuing year;

3. To determine the number of directors and to elect directors;

4. To approve the amendment to the Company's Stock Option Plan described in the Information Circular accompanying this Notice;

5. To ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and

6. To transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 15th day of December, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.

"Donald S. Bubar"

Donald S. Bubar, President

AVALON VENTURES LTD.
Suite 1005 – 111 Richmond Street West
Toronto, Ontario
M5H 2G4
Telephone: (416) 364-4938
Fax: (416) 364-5162

INFORMATION CIRCULAR
AS AT AND DATED DECEMBER 15, 2005
(unless otherwise noted)

This Information Circular accompanies the Notice of the 2006 Annual General Meeting of shareholders of Avalon Ventures Ltd. (the "Company") scheduled to be held on January 24, 2006 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company ("Management Appointees"). **A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the Management Appointees.** To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company ("registered shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing

agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and **submit it to the Company, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1**; or

(b) more typically, be given a voting instruction or proxy authorization form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. **A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.**

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered

Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the office of the Company at Suite 1005, 111 Richmond Street West, Toronto, Ontario, M5H 2G4 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS ON ANY BALLOT THAT MAY BE CALLED FOR.** THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such

proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy. A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least 7 days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 Preferred Shares without par value. There are 39,558.598 common shares issued and outstanding at December 15, 2005. The directors have determined that all shareholders of record as of the 16th day of December, 2005 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. **Unless such authority is withheld, Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any ballot that may be called for.**

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS ON ANY BALLOT THAT MAY BE CALLED FOR.

Management proposes that the number of directors for the Company be determined at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and to nominate each of the following persons for election as a director. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At December 15, 2005	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
DONALD S. BUBAR Ontario, Canada President and Chief Executive Officer	February 17, 1995	1,174,500	Consulting Geologist; President of the Company since 1995
LAWRENCE PAGE, Q.C.[1, 2] British Columbia, Canada Chairman of the Board	July 24, 1991	21,000	Lawyer
ALAN FERRY[1] Ontario, Canada	February 24, 2000	Nil	Chartered Financial Analyst
F. DALE CORMAN[2] California, U.S.A.	March 14, 1995	Nil	Engineer
JOSEPH G. MONTEITH[2] Ontario, Canada	February 24, 2000	670,000	Chemical Engineering Technologist
BRIAN D. MacEACHEN [1] Nova Scotia, Canada	November 16, 1998	385,000	Consultant; Chartered Accountant

(1) Denotes a member of the audit committee.
(2) Denotes a member of the compensation and nomination committee.

No proposed director

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Lawrence Page, Q.C., who was a director and executive officer of New Coast Silver Mines Ltd. (now Southern Silver Exploration Corp.) when a Cease Trade Order was issued by the Alberta Securities Commission on October 23, 2003 in respect of that company's failure to file certain financial information, which Cease Trade Order was revoked on March 25, 2004;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or

was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Lawrence Page, Q.C., a director and President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada ("SBEL") which conducts the business of a vineyard and winery. On August 17, 2004 SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies' Creditors Arrangement Act (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization. At the date hereof, the financial reorganization has been completed and the Order terminated;

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at August 31, 2005 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had 2 Named Executive Officers, Donald S. Bubar, the Company's CEO and R. James Andersen, the Company's CFO. There were no other executive officers of

the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended August 31, 2005.

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year[1]	Annual Compensation			Long-Term Compensation			All Other Compen-sation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities under Options/ SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	
Donald S. Bubar CEO	2005	12,500 [4]	Nil	79,900[5]	Nil/Nil	Nil	Nil	Nil
	2004	8,000[4]	Nil	90,800[5]	175,000[7]/Nil	Nil	Nil	Nil
	2003	8,000[4]	Nil	87,400[5]	175,000[7]/Nil	Nil	Nil	Nil
R. James Andersen CFO	2005	Nil	Nil	24,000[6]	Nil/Nil	Nil	Nil	Nil
	2004	Nil	Nil	24,000[6]	75,000[7]/Nil	Nil	Nil	Nil
	2003	Nil	Nil	24,000[6]	75,000[7]/Nil	Nil	Nil	Nil

Notes:
(1) Ended August 31
(2) Stock Appreciation Rights. The Company has not granted any SAR's.
(3) Long Term Incentive Plan. The Company does not have any LTIP.
(4) Including $2,000 accrued directors' fees.
(5) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.
(6) *Paid or accrued to Forbes Andersen LLP as fees for financial consulting services.*
(7) Incentive Stock Options

Stock Appreciation Rights ("SARs") Grants During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares. No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year. The Company did not make any awards pursuant to a LTIP to the Named Executive Officers during the most recently completed financial year.

Options

The Company has a Fixed Number Incentive Stock Option Plan (the "Plan") in place, the terms of which are described under "Particulars of Matters to be Acted Upon".

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year of the Company, no options, share purchase warrants or rights have been granted to the Named Executive Officers by the Company as compensation for employment services or office, and none are outstanding.

Aggregated Option Exercises

The following table sets forth details of all exercised incentive stock options ("Options") during the most recently completed financial year by the Named Executive Officers, and by the Non-Named Executive Officer Directors, and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options At Financial Year End ($) Exercisable/ Unexercisable
Named Executive Officers				
Donald S. Bubar	Nil	Nil	1,000,000/Nil	3,500/Nil
R. James Andersen	Nil	Nil	300,000/Nil	1,500/Nil
Non-Named Executive Officer				
Ralph Dalgarno	Nil	Nil	75,000/Nil	Nil/Nil
Directors				
Alan Ferry	Nil	Nil	100,000/Nil	1,000/Nil
Brian D. MacEachen	Nil	Nil	105,000/Nil	1,050/Nil
F. Dale Corman	Nil	Nil	175,000/Nil	500/Nil
Joseph G. Monteith	Nil	Nil	100,000/Nil	1,000/Nil
Lawrence Page, Q.C.	Nil	Nil	200,000/Nil	1,500/Nil

Termination of Employment, Changes in Responsibilities and Employment Contracts

Under an Employment Agreement dated August 1, 2005, the Company employs Donald S. Bubar as the Company's President and Chief Executive Officer at an annual salary of $60,000 based on Mr. Bubar devoting a minimum of 10 days per month to the Company's affairs. The Employment Agreement is for a three year term, renewable for 12 month periods thereafter. The Company reimburses Mr. Bubar for all traveling and other out-of-pocket expenses incurred in connection with the performance of his duties as President and Chief Executive Officer. The Employment Agreement also provides that if Mr. Bubar's employment is terminated by the Company without cause, or by Mr. Bubar within six months of a change of control of the Company, the Company will pay to Mr. Bubar, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to Mr. Bubar for the six month period following termination, in the case of termination by the Company, or the balance of the term of the Employment Agreement, in the case of termination by Mr. Bubar within six months of a change of control of the Company; and

(b) the amount equal to an additional four months salary for every full or partial year of service to the Company, recognizing that Mr. Bubar's employment originally began on March 1, 1995.

The Employment Agreement provides that a change of control of the Company will be evidenced by the acquisition by any person, or by any person and its affiliates (as such terms are defined in the British Columbia *Business Corporations Act*) and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 20% of the outstanding common shares of the Company.

Other than the arrangements with Donald S. Bubar under the Employment Agreement disclosed above, the Company has no compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive more than $100,000 from the Company or its subsidiaries including periodic payments or installments in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officers' responsibilities following a change in control. The Company is, however, also party to a Consulting Agreement dated August 1, 2005 with D.S. Bubar and Associates ("Bubar and Associates"), a firm of consulting geologists which includes Donald S. Bubar, pursuant to which Bubar and Associates agreed to provide mineral exploration and geological consulting services to the Company for a term of three years, renewable for 12 month periods thereafter, in consideration of a daily fee of $500 plus applicable goods and services tax. Bubar and Associates provides services to the Company at the rate of a minimum of 6 days and a maximum of 20 days per month. The Company has also agreed to reimburse Bubar and Associates for all traveling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The Consulting Agreement can be terminated by either Bubar and Associates or the Company on 60 days notice.

Compensation of Directors

The directors of the Company each received or accrued directors' fees of $500 per quarter, for a total of $2,000 each during the financial year ended August 31, 2005.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has no equity compensation plans. The following table, however, sets out the number of the Company's shares to be issued and remaining available for future issuance under the Company's Incentive Stock Option Plan at the end of the Company's most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,075,000	$0.31	1,925,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,075,000	$0.31	1,925,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies established in accordance with National Instrument 58-201 – *Corporate Governance Guidelines* with respect to corporate governance in the same manner as issuers listed on the Toronto Stock Exchange. This disclosure must be made in accordance with National Instrument 58-101 – *Disclosure of Corporate Governance Practices*. The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value. The Company's Statement of Corporate Governance Practices is set out in Schedule "A" to this Information Circular.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company is comprised of Lawrence Page, Q.C., Alan Ferry and Brian D. MacEachen, all of whom are considered to be financially literate and, with the exception of Lawrence Page Q.C., are independent, in accordance with applicable securities regulations. The education and experience of each member relevant to the performance of such member's responsibilities as an audit committee member, are as follows:

Lawrence Page, Q.C. is a lawyer who has gained financial literacy by serving as an officer or director of numerous public companies involved in the mineral exploration business since 1965. In these positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results.

Alan Ferry is a chartered financial analyst with specific expertise in mining companies and is presently an employee of a financial institution involved with financing public companies involved in mining. As a financial analyst, he has extensive experience in analyzing the financial statements of public companies and fully understands how these statements are integral in assessing the financial position of the Company and its operating results.

Brian D. MacEachen is a chartered accountant who is currently a CFO for a public company involved in the mineral exploration business. He has extensive experience in the preparation, review, interpretation and auditing of financial statements for mining companies such as the Company. He reviews all interim financial statements in detail on behalf of the board and maintains a thorough understanding of the financial position and operating results of the Company throughout the year.

The mandate of the Audit Committee is described in the Schedule "A" attached hereto.

The Audit Committee provides review and oversight of the Company's accounting and financial reporting process, and the audit process, including the selection, oversight and compensation of the Company's external auditor.

Audit Fees

For the year ended August 31, 2005, the Company's external auditor charged the Company $12,000 plus GST in audit fees ($16,000 plus GST for the year ended August 31, 2004). These were the only fees charged by the Company's external auditors.

The Company, as a "venture issuer" is relying on the exemption in section 6.1 of Multilateral Instrument 52-110 *Audit Committees*.

APPOINTMENT OF AUDITOR

Effective August 11, 2005, PricewaterhouseCoopers LLP (the "former auditors") resigned as the Company's auditors at the Company's request and Bolton & Bolton, Chartered Accountants, were appointed as the Company's "new auditors" effective August 11, 2005. Attached as an Appendix to this Information Circular is a "reporting package" in this regard consisting of a change of auditor notice and letters from the former auditors and new auditors, respectively, to the applicable securities regulatory authorities. The reporting package discloses that there were

no reservations in the former auditors' reports for the two most recently completed financial years or for any period thereafter up to and including the effective date of their resignation for which the former auditors issued an audit report and there have been no reportable events as that term is defined in National Instrument 51-102 – *Continuous Disclosure Obligations*.

It has been proposed that Bolton & Bolton, Chartered Accountants, be appointed as Auditor of the Company for the ensuing year. As noted, Bolton & Bolton, Chartered Accountants, was first appointed Auditor of the Company on August 11, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" except for the issuance of 190,000 flow-through units at the price of $015 per unit to the following officers and a director, pursuant to a private placement. Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006:

Donald S. Bubar, CEO	70,000 units
R. James Andersen, CFO	50,000 units
Joseph G. Monteith, Director	70,000 units

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

At the Meeting, the shareholders will be asked to approve an amendment to the Company's Stock Option Plan (the "Plan").

The purpose of the Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company's shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company's shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan currently provides that the aggregate number of shares reserved for issuance under it will not exceed 4,000,000 common shares. The proposed amendment to the Plan (the "Amended Plan") provides that the aggregate number of common shares reserved for issuance under the Amended Plan, together with any stock options which were granted otherwise than under the Amended Plan and which are outstanding, will not exceed 6,000,000. There are currently options outstanding to purchase up to 2,075,000 common shares which were granted otherwise than under the Amended Plan, and accordingly, the Company could grant stock options to purchase up to an additional 3,925,000 common shares under the Amended Plan as of the date of this Information Circular.

Under the Plan, the option exercise price must not be less than the average of the closing trading prices of the common shares on the TSX Venture Exchange (the "Exchange") over the 10 trading days immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option granted under the Plan must be exercised within a period of ten years from the date of granting. Within this ten-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period.

In accordance with the policies of the Exchange, the Amended Plan is subject to its acceptance for filing by the Exchange and the approval of the Company's shareholders and, if the grants of options under the Amended Plan to "insiders" of the Company, together with all of the Company's outstanding stock options, could result at any time in:

a) the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b) the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company;

such shareholder approval must be "disinterested shareholder approval".

The policies of the Exchange and the terms of the proposed Amended Plan also provide that "disinterested shareholder approval" will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company.

The term "disinterested shareholder approval" means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Amended Plan and associates of such persons. The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term "associates" is defined in the *Securities Act* (British Columbia).

If shareholder approval of the proposed Amended Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Amended Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed Amended Plan.

The proposed Amended Plan will be available for inspection at the Meeting. The directors recommend that the shareholders approve the proposed Amended Plan.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at Suite 1005, 111 Richmond Street West, Phone: (416) 364-4938, Fax: (604) 364-5162:

(a) the comparative financial statements of the Company for the financial year ended August 31, 2005 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2005 and related Management Discussion and Analysis; and

(b) this Information Circular.

DIRECTORS' APPROVAL

The Board of Directors of the Company has approved the contents of this Information Circular and the mailing of it to shareholders of record on December 16, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.

"Donald S. Bubar"

Donald S. Bubar
President

SCHEDULE "A"
AVALON VENTURES LTD.
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value.

The Company's Statement of Corporate Governance Practices follows.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed company explicitly assume responsibility for the stewardship of the company, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the company, and (v) the integrity of the company's internal control and management information systems.

The Board is responsible for the supervision of the management of the Company and for approving the overall direction of the Company in a manner that is in the best interests of the Company and its shareholders. The Board participates fully in assessing and approving strategic plans and material prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Company are appropriate, the Board receives periodic reports from management on the Company's assessment and management of such risks. The Board regularly monitors the financial performance of the Company, including receiving and reviewing detailed financial information contained in management reports.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board holds regular meetings at least four times per year. Additional meetings are normally held to address special items of business and the frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces from time to time.

The Compensation and Nomination Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, in conjunction with the Board of Directors, monitors the performance of senior management.

Each member of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders. In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

The Board, directly and through its Audit Committee, regularly assesses the integrity of the Company's internal control and management information systems.

Composition and Independence of the Board of Directors

The Guidelines require that (i) the board of directors of a listed company determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the company, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, (iv) the board of directors establish procedures to enable the board to function independently of management and (v) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances.

Under the Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from the holding of shares of the company. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

The Company's Board of Directors currently has six (6) members. Of the current Board, four (4) of its members (Mr. Dale Corman, Mr. Alan Ferry, Mr. Brian MacEachen and Mr. Joseph Monteith) are considered by the Board to be unrelated directors within the meaning of the Guidelines. The Board therefore has a majority of unrelated directors.

The Board believes that all of its directors make a valuable contribution to the Board and the Company. Mr. Lawrence Page and Mr. Donald S. Bubar, although not "unrelated directors", possess an extensive knowledge of the Company's business that has proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances. In deciding whether a particular director is or is not

a "related director", the Board examined the factual circumstances of each director and considers them in the context of relevant factors.

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.

While there are no formal structures in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO and President, if the circumstances were to so require.

Individual directors can, if required, retain outside advisors at the Company's expense.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed company generally be composed of outside directors (that is, directors who are not employees or senior management of the company), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the company's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the company's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.

Audit Committee

The Audit Committee comprises Mr. Alan Ferry and Mr. Brian MacEachen, both of whom are unrelated directors, and Mr. Lawrence Page, who serves as Chairman of the Board but is not active in the day-to-day management of the Company. The Audit Committee has had direct contact with the Company's external auditors and has had direct involvement in the review of quarterly and annual financial statements. The Audit Committee is also responsible for overseeing management's system of internal control.

Compensation and Nomination Committee

The Compensation and Nomination Committee comprises Mr. Dale Corman and Mr. Joseph Monteith, both of whom are unrelated directors and Mr. Lawrence Page, who serves as Chairman of the Board but is not active in the day-to-day management of the Company. The Compensation and Nomination Committee has the responsibility, upon the recommendation of the CEO, for determining salaries and the extent of participation in any incentive programs. In addition, this Committee determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position. The Compensation and Nomination Committee also assesses the performance of the CEO; the Committee's recommendations in this regard are then presented to the Board of Directors. To fill a vacancy on the Board of Directors, the CEO will submit a candidate's name to the Compensation and Nomination Committee for its consideration. If the Compensation and Nomination Committee endorses the candidacy, the candidate's name is then submitted to the Board of Directors for approval.

While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

Limitation of Management's Responsibilities and Authority

The Guidelines require the board of directors of a listed company, together with its chief executive officer, to develop mandates for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility that is not delegated to either management or a committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. In addition, any property acquisition, divestiture or significant exploration program requires the approval of the Board of Directors.

The CEO is responsible for managing the day-to-day operations of the Company, which includes the supervision of the senior management team, the Company's outside consultants and exploration staff. The CEO is responsible for the implementation of the Company's corporate objectives and the resolutions of the Board and the appropriate and timely feedback of the results of these efforts. The Board has approved the CEO's corporate objectives.

Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board requires management to keep the Board informed in a timely and candid manner

of the progress of the Company towards the achievement of its established goals, and of any material deviations from such goals or from corporate strategies and policies that have been approved by the Board.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

While there is no formal process for assessing the effectiveness of the board of directors, its committees or individual directors on an ongoing basis, the directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

New directors participate in an initial information session on the Company in the presence of the management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company. The meetings in which new directors participate as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Company.

The Nomination and Compensation Committee of the Board of Directors periodically reviews its compensation policies in light of market conditions, current industry standards and in light of changing risks and responsibilities.

At this time the Nomination and Compensation Committee and the Board of Directors are satisfied with the composition and effectiveness of the Board of Directors, its committees and the senior executives of the Company.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow effective corporate governance practices in the context of the resource exploration and development business of the Company.

The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as they are warranted.

AVALON VENTURES LTD.
111 Richmond Street, Suite 1005
Toronto, Ontario
M5H 2G4



NOTICE OF 2005 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2005 Annual General Meeting of the shareholders of **AVALON VENTURES LTD.** (hereinafter called the "Company") will be held at the Toronto Board of Trade Downtown Centre, 3rd Floor, 1 First Canadian Place, Toronto, Ontario, on:

Thursday, February 3, 2005

at 4:30 p.m. (Eastern Standard Time) for the following purposes:

1. To receive the Report of the Directors;

2. To receive the Company's consolidated financial statements for the financial year ended August 31, 2004 and the report of the auditor thereon;

3. To appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4. To determine the number of directors and to elect directors;

5. To consider and, if thought fit, to pass, with or without amendment, the special resolutions set forth under the heading "Particulars of Matters to be Acted Upon - Transition Under the *Business Corporations Act*, Increase in Authorized Capital and Adoption of New Articles" in the Information Circular accompanying this Notice:

   A. removing the application of the Pre-existing Company Provisions to the Company;

   B. increasing the number of common shares without par value authorized to be issued to an unlimited number of common shares without par value; and

   C. cancelling the existing Articles of the Company and adopting a new form of Articles for the Company;

6. To ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and

7. To transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes set out in the form of Proxy accompanying this Notice and then complete, date and sign the Proxy and return it within the time and to the location set out in the Notes. The Company's management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the Meeting. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 15th day of December, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.

"Donald S. Bubar"
Donald S. Bubar, President

AVALON VENTURES LTD.
111 Richmond Street, Suite 1005
Toronto, Ontario M5H 2G4

INFORMATION CIRCULAR
as at and dated December 15, 2004 (unless otherwise noted)

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by management of AVALON VENTURES LTD. (the "Company") for use at the 2005 Annual General Meeting (the "Meeting") of shareholders of the Company to be held on Thursday, February 3, 2005, and at any adjournment of the Meeting. The solicitation will be by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by the Company's directors, officers or employees. The Company will not specially engage employees or soliciting agents to solicit proxies. The Company does not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXY HOLDER

The persons named in the form of proxy accompanying this Information Circular are the Company's directors or officers. **A registered shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named as proxyholders in the enclosed form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the registered shareholder must either insert the name of the desired person in the blank space provided in the accompanying form of proxy and strike out the other names or complete another appropriate form of proxy.**

The instrument of proxy must be dated and signed by the registered shareholder or his or her attorney duly authorized in writing. If the registered shareholder is a corporation, the proxy must be dated and signed by an authorized director, officer, or attorney of the corporation. A registered shareholder must deliver:

1. the form of proxy; and
2. the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof,

to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, or to the Company's head office at the address listed above, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment thereof.

ADVICE TO NON-REGISTERED HOLDERS

Only registered holders of common shares of the Company or the persons they validly appoint as their proxy holders are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (an "Intermediary") (including, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Information Circular, and the enclosed form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the applicable form of proxy and submit it to the Company, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, with respect to the common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Information Circular; or

(ii) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a barcode or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who returns the enclosed form of proxy may revoke it at any time before it is exercised. A registered shareholder or his or her attorney authorized in writing or, if the registered shareholder is a corporation, an authorized officer or attorney of the corporation, may revoke a proxy by signing a written notice or document to that effect and delivering it either to:

1. the office of the Company's registrar and transfer agent or the Company's head office at least 24 hours before the scheduled time of the Meeting or any adjournment thereof; or
2. the Chairman of the Meeting before the scheduled commencement of the Meeting or any adjournment thereof.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

Nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy solicited hereby in accordance with the instructions of the registered shareholder (provided such instructions are certain) on any ballot that may be called for and, if such registered shareholder has specified a choice with respect to any matter to be acted upon at the Meeting, the shares will be voted or withheld from

voting accordingly. WHERE NO CHOICE IS SPECIFIED OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED ON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.

The form of proxy accompanying this Information Circular gives the persons or companies named as proxyholders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. **However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such other business in accordance with their judgement.**

A registered shareholder may indicate the manner in which the persons named in the enclosed form of proxy are to vote with respect to any matter by marking an "X" in the appropriate space. If the registered shareholder wishes to give the persons named in the proxy discretionary authority with respect to any matter described in the proxy other than the appointment of an auditor and the election of directors, then the space should be left blank. **In such instance, the proxyholders nominated by management will vote the shares represented by the proxy in accordance with their judgment.**

RECORD DATE, VOTING SHARES, AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value and 25,000,000 Preferred Shares without par value.

The record date for determining all registered shareholders entitled to receive notice of, attend, and vote at the Meeting was fixed by the Company's directors as December 15, 2004. There were 30,958,248 common shares and no Preferred Shares issued and outstanding as of December 15, 2004. At a general meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxy holder duly appointed by a registered shareholder who would have been entitled to vote will have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which the shareholder is the registered holder. Shares represented by proxy will only be voted on a poll. A poll will be taken if requested by a registered shareholder or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least 75% of the votes cast will be required to pass a special resolution.

To the knowledge of the Company's directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors. Each director elected will hold office until the next Annual General Meeting of the Company or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six for the next year, subject to any increases permitted by the Company's Articles.

Unless a registered shareholder provides other instructions, the enclosed proxy will be voted on a poll for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised[(1)]	Principal Occupation and, if not at present an Elected Director, Occupation During the Past Five Years
DONALD S. BUBAR Ontario, Canada Director, President and Chief Executive Officer	February 17, 1995	1,019,500	Consulting Geologist; President of the Company since 1995
LAWRENCE PAGE, Q.C.[(2,3)] British Columbia, Canada Director and Chairman of the Board of Directors	July 24, 1991	21,000	Lawyer
ALAN FERRY[(2)] Ontario, Canada Director	February 24, 2000	Nil	Chartered Financial Analyst, with Dominick and Dominick Securities Inc., a registered broker
F. DALE CORMAN[(3)] California, U.S.A. Director	March 14, 1995	Nil	Engineer
JOSEPH G. MONTEITH[(3)] Ontario, Canada Director	February 24, 2000	465,000	Chemical Engineering Technologist
BRIAN D. MacEACHEN[(2)] Nova Scotia, Canada Director	November 16, 1998	335,000	Consultant; Chartered Accountant

(1) As at December 15, 2004.
(2) Denotes a member of the audit committee.
(3) Denotes a member of the compensation and nomination committee.

No proposed director and such proposed director's associates or affiliates beneficially owns, directly or indirectly, or controls or directs securities of the Company carrying 10% or more of the voting rights attached to all voting securities of the Company.

No proposed director

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Lawrence Page, Q.C., who was a director and executive officer of New Coast Silver Mines Ltd. (now Southern Silver Exploration Corp.), when a Cease Trade Order was issued by the Alberta Securities Commission on October 23, 2003 in respect of that company's failure to file certain required financial information, which Cease Trade Order is no longer in effect;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at August 31, 2004 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Donald S., Bubar, the Company's CEO, and R. James Andersen, the Company's CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended August 31, 2004.

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year[1]	Annual Compensation			Long-Term Compensation			All Other Compen-sation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	
	2004	8,000[4]	Nil	90,800[5]	175,000[7]/Nil	Nil	Nil	Nil
Donald S. Bubar	2003	8,000[4]	Nil	87,400[5]	175,000[7]/Nil	Nil	Nil	Nil
(President & CEO)	2002	8,000[4]	Nil	84,000[5]	550,000[7]/Nil	Nil	Nil	Nil
	2004	Nil	Nil	24,000[6]	75,000[7]/Nil	Nil	Nil	Nil
R. James Andersen	2003	Nil	Nil	24,000[6]	75,000[7]/Nil	Nil	Nil	Nil
(V.P. Finance & CFO)	2002	Nil	Nil	24,000[6]	Nil/Nil	Nil	Nil	Nil

Notes:
(1) Financial year ended August 31.
(2) Stock-appreciation rights. The Company has not granted any SARs.
(3) Long-term incentive plan. The Company does not have any LTIP.
(4) Including $2,000 accrued directors' fees.
(5) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.
(6) Paid or accrued to Forbes Andersen LLP as fees for financial consulting services.
(7) Incentive Stock Options

Incentive Stock Options to Named Executive Officers

The Company has a Stock Option Plan that was approved by the Company's shareholders effective February 24, 2000 and by the Canadian Venture Exchange (now the TSX Venture Exchange) (the "Exchange") on February 28, 2000 (the "Plan"). Under the Plan, 4,000,000 common shares of the Company have been reserved for issuance on the exercise of incentive stock options granted pursuant to the Plan or otherwise than under the Plan to:

(a) directors, senior officers and employees of the Company or a subsidiary of the Company;

(b) permitted consultants of the Company or a subsidiary of the Company.

The following table discloses the particulars of options to purchase common shares granted by the Company under the Plan to any Named Executive Officers during the last financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Options/SARs[1] Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Donald S. Bubar	175,000	29.0%	0.25	0.21	February 16, 2009
R. James Andersen	75,000	12.4%	0.25	0.21	February 16, 2009

(1) The Company has not granted any SARs.

Aggregated Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable
Donald S. Bubar	Nil	Nil	Nil/Nil	Nil/Nil
R. James Andersen	Nil	Nil	Nil/Nil	Nil/Nil

The Company did not re-price downward any options or SARs held by any Named Executive Officers during the most recently completed financial year.

Termination of Employment, Change in Responsibilities, and Employment Contracts

Under an agreement dated May 31, 1995, the Company pays to Donald S. Bubar, in his capacity as the Company's President, a gross monthly salary of $500 based on the expenditure of 10 days per month of Mr. Bubar's time towards the Company's affairs. The Company reimburses Mr. Bubar for all travelling and other out-of-pocket expenses incurred in connection with the performance of his duties as President.

Under an agreement dated March 1, 1998, D.S. Bubar and Associates ("D.S. Bubar"), a firm of consulting geologists which includes Donald S. Bubar, agreed to provide mineral exploration consulting services to the Company for a term of three years in consideration of a daily fee of $400 plus applicable goods and services tax. D.S. Bubar renders an invoice to the Company at the end of each month and is responsible for payment of its own taxes on income. D.S. Bubar provides services to the Company at the rate of a minimum of 10 days and a maximum of 20 days per month or any greater percentage of time that the Board of Directors may request. The Company also agreed to reimburse D.S. Bubar for all travelling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The agreement also provides that if D.S. Bubar's services are terminated within six months of a change of control of the Company, then the Company will pay to D.S. Bubar, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to D.S. Bubar for the balance of the term of the agreement or the amount equal to two years of fees, calculated based on D.S. Bubar working 20 days per month, whichever is greater; and

(b) the amount equal to two years of fees at the rate of $8,000 per month.

"Control" means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company's outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company's directors.

Other than the arrangement with D.S. Bubar disclosed above, the Company has no compensatory plan, contract or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

Compensation of Directors

The directors of the Company each received or accrued directors' fees of $500 per quarter, for a total of $2,000 each during the financial year ended August 31, 2004.

During the most recently completed financial year, the Company granted pursuant to the Plan, to its non-Named Executive Officer directors, the incentive stock options described in the following table:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Lawrence Page	100,000	0.25	0.21	February 16, 2009
F. Dale Corman	100,000	0.25	0.21	February 16, 2009
Brian D. MacEachen	52,500	0.25	0.21	February 16, 2009
Alan Ferry	50,000	0.25	0.21	February 16, 2009
Joseph G. Monteith	50,000	0.25	0.21	February 16, 2009

None of the Company's non-Named Executive Officer directors exercised an option during the most recently completed financial year.

Pension Plans

The Company has not established any pension plan or retirement benefit plan and none is proposed at this time.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value. The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company's directors, executive officers or proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the heading "Executive Compensation" and as follows;

(1) Under a private placement that closed on January 9, 2004, the Company issued an aggregate of 1,060,000 flow-through units at a price of $0.25 per unit. Each flow-through unit consisted of one flow-through share and one non-flow-through warrant. Each warrant entitles the holder to purchase one non-flow-through share at a price of $0.27 until January 9, 2005 and at a price of $0.29 until January 9, 2006. The following two insiders of the Company purchased flow-through units under the private placement.

Name and Position	Number of Flow-Through Units
Donald S. Bubar, President and CEO	80,000
Joseph G. Monteith, Director	100,000

(2) Under a private placement that closed on January 23, 2004, the Company issued an aggregate of 3,423,000 non-flow-through units at a price of $0.20 per unit. Each non-flow-through unit consisted of one non-flow-through common share and one non-flow-through warrant. Each warrant entitles the holder to purchase one non-flow-through share at a price of $0.25 until January 23, 2005 and at a price of $0.30 until January 23, 2006. The following insider of the Company purchased non-flow-through units under the private placement.

Name and Position	Number of Non-Flow-Through Units
R. James Andersen, CFO	125,000

APPOINTMENT OF AUDITOR

The re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario, as the Company's auditor to hold office until the Company's next annual general meeting has been proposed and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. PricewaterhouseCoopers LLP was first appointed the Company's auditor on June 8, 2001.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company is comprised of Lawrence Page, Alan Ferry and Brian D. MacEachen, all of whom are considered to be financially literate and, with the exception of Lawrence Page, are independent, in accordance with applicable securities regulations. A copy of the Audit Committee Charter is attached hereto as Schedule "B".

The Audit Committee provides review and oversight of the Company's accounting and financial reporting process, and the audit process, including the selection, oversight and compensation of the Corporation's external auditor.

Audit Fees

For the year ended August 31, 2004, the Company's external auditor charged the Company $20,000 plus GST in audit fees ($15,500 plus GST for the year ended August 31, 2003).

Other Fees

No other services were rendered by the Company's external auditor and no other fees were billed by the Company's external auditor for each of the two years ended August 31, 2003 and 2004.

The Company, as a "venture issuer", is relying on the exemption in section 6.1 of Multilateral Instrument 52-110 *Audit Committees*.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Company's directors or executive officers, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as disclosed under the heading "Executive Compensation".

PARTICULARS OF MATTERS TO BE ACTED UPON

TRANSITION UNDER THE *BUSINESS CORPORATIONS ACT* (B.C.), INCREASE IN AUTHORIZED CAPITAL AND ADOPTION OF NEW ARTICLES

On March 29, 2004 the *Business Corporations Act* S.B.C. 2002, c. 57 (the "New Act") was adopted in British Columbia replacing the *Company Act* (the "Former Act"). The New Act makes the laws governing British Columbia corporations similar to those contained in corporate legislation elsewhere in Canada and provides shareholders with a greater choice of effective governance structures.

The New Act requires that every company incorporated under the Former Act substitute a Notice of Articles for its Memorandum and complete this transition by March 28, 2006. Furthermore, under the New Act, certain mandatory changes are required to be made to the articles of a company incorporated under the Former Act and such a company cannot take advantage of many of the new provisions contained in the New Act until this transition is completed. After comparing the existing articles of the Company with those permitted under the New Act, the Board of Directors believes that there are advantages offered by the New Act that provide benefit to the Company and its shareholders. Accordingly, the Board of Directors has resolved to undertake the transition at this time rather than wait until March 28, 2006 and the Company is in the process of filing a Transition Application containing a Notice of Articles with the B.C. Registrar of Companies.

At the Meeting, however, shareholder approval will be sought to increasing the Company's authorized capital and to certain proposed amendments to the Company's Notice of Articles (the "Altered Notice of Articles") and to the adoption of a new form of Articles (the "New Articles") with a view to updating the Company's charter documents to bring them in line with the New Act and incorporating some of the new provisions of the New Act. The directors believe that amending the Company's Notice of Articles, increasing the authorized capital and adopting New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the Company's office at Suite 1005, 111 Richmond Street, Toronto, Ontario, and at the Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions", to every pre-existing company's Notice of Articles. The Pre-Existing Company Provisions provide that the number of votes required to pass a special resolution (also referred to as a special resolution under the Former Act) or a special separate resolution is at least three quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. It has been proposed that the Company's Notice of Articles be amended to delete the Pre-Existing Company Provisions so that the provisions of the New Act permitting a two thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. At the Meeting, therefore, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a special resolution, that:

1. *the Pre-Existing Company Provisions in the Company's Notice of Articles are deleted and no longer apply to the Company, and the Company's Notice of Articles is altered accordingly;*

2. *any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file, or cause to be filed, a Notice of Alteration of the Notice of Articles with the B.C. Registrar of Companies along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution;*

3. *the Board of Directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."*

The amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the B.C. Registrar of Companies.

Proposed Increase in Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without par value and 25,000,000 Preferred Shares to an unlimited number of common shares without par value and 25,000,000 Preferred Shares.

Management believes that having unlimited authorized common shares provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

At the Meeting, therefore, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a special resolution, that:

(a) *the number of common shares without par value authorized to be issued is increased to an unlimited number of common shares without par value and the Company's Notice of Articles is altered accordingly;*

(b) *any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file, or cause to be filed, a Notice of Alteration of the Notice of Articles with the B.C. Registrar of Companies along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution;*

(c) *the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."*

The amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the B.C. Registrar of Companies.

Adoption of New Articles

The Board of Directors believes that the New Articles will provide the Company with greater flexibility for future corporate activities and will result in efficiencies and greater cost-effectiveness. The special resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the Company's existing Articles are:

1. certain changes to the Notice of Articles, New Articles and share structure, described below, may be made by directors' resolution or by ordinary resolution;

2. the directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. shareholders' meetings may be held by electronic means;

4. shareholders' meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia;

5. a special resolution will require at least two-thirds of the votes cast by shareholders in order to be passed;

6. the quorum for directors meetings will be a majority of the number of directors then in office.

If the New Articles are adopted by the shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, as determined in each case by the directors, to:

    a. create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;
    b. establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;
    c. change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;
    d. create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;
    e. subdivide all or any of its unissued, or fully issued, shares;
    f. consolidate all or any of its unissued, or fully paid issued, shares; and
    g. authorize alterations to the New Articles that are procedural or administrative in nature or are matters that, pursuant to the New Articles, are solely within the directors' powers, control or authority.

2. If the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution or otherwise alter its shares, authorized share structure or the New Articles.

At the Meeting, therefore, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a special resolution, that:

1. *the existing Articles of the Company filed with the Registrar of Companies are cancelled and the form of Articles presented to the Meeting are adopted as the Articles of the Company in substitution for, and to the exclusion of, such existing Articles, and the Company's Notice of Articles is altered accordingly;*

2. *any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute or cause to be executed and file or cause to be filed such documents and take such further action, including any filings with the B.C. Registrar of Companies as may be necessary to effect the alteration and to execute, or cause to be executed, and to deliver or cause to be delivered all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution;*

3. *the Board of Directors of the Company is hereby authorized at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."*

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their judgment on that matter.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at Avalon Ventures Ltd., Suite 1005 - 111 Richmond Street, Toronto, Ontario, M5H 2G4, Phone: (416) 364-4938, Fax: (416) 364-5162:

(a) the comparative financial statements of the Company for the financial year ended August 31, 2004 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2004 and related Management Discussion and Analysis; and

(b) this management Information Circular.

DIRECTORS' APPROVAL

The Board of Directors of the Company has approved the contents of this Information Circular and the mailing of it to shareholders of record on December 15, 2004.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
AVALON VENTURES LTD.

"DONALD S. BUBAR"
President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"Donald S. Bubar"	"R. James Andersen"
DONALD S. BUBAR	R. JAMES ANDERSEN
(Chief Executive Officer)	(Chief Financial Officer)

SCHEDULE "A"

AVALON VENTURES LTD.
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value.

The Company's Statement of Corporate Governance Practices follows.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed company explicitly assume responsibility for the stewardship of the company, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the company, and (v) the integrity of the company's internal control and management information systems.

The Board is responsible for the supervision of the management of the Company and for approving the overall direction of the Company in a manner that is in the best interests of the Company and its shareholders. The Board participates fully in assessing and approving strategic plans and material prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Company are appropriate, the Board receives periodic reports from management on the Company's assessment and management of such risks. The Board regularly monitors the financial performance of the Company, including receiving and reviewing detailed financial information contained in management reports.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board holds regular meetings at least four times per year. Additional meetings are normally held to address special items of business and the frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces from time to time.

The Compensation and Nomination Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, in conjunction with the Board of Directors, monitors the performance of senior management.

Each member of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders. In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

The Board, directly and through its Audit Committee, regularly assesses the integrity of the Company's internal control and management information systems.

Composition and Independence of the Board of Directors

The Guidelines require that (i) the board of directors of a listed company determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the company, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, (iv) the board of directors establish procedures to enable the board to function independently of management and (v) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances.

Under the Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from the holding of shares of the company. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

The Company's Board of Directors currently has six (6) members. Of the current Board, four (4) of its members (Mr. Dale Corman, Mr. Alan Ferry, Mr. Brian MacEachen and Mr. Joseph Monteith) are considered by the Board to be unrelated directors within the meaning of the Guidelines. The Board therefore has a majority of unrelated directors.

The Board believes that all of its directors make a valuable contribution to the Board and the Company. Mr. Lawrence Page and Mr. Donald S. Bubar, although not "unrelated directors", possess an extensive knowledge of the Company's business that has proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances. In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director and considers them in the context of relevant factors.

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.

While there are no formal structures in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO and President, if the circumstances were to so require.

Individual directors can, if required, retain outside advisors at the Company's expense.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed company generally be composed of outside directors (that is, directors who are not employees or senior management of the company), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the company's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the company's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.

Audit Committee

The Audit Committee comprises Mr. Alan Ferry and Mr. Brian MacEachen, both of whom are unrelated directors, and Mr. Lawrence Page, who serves as Chairman of the Board but is not active in the day-to-day management of the Company. The Audit Committee has had direct contact with the Company's external auditors and has had direct involvement in the review of quarterly and annual financial statements. The Audit Committee is also responsible for overseeing management's system of internal control.

Compensation and Nomination Committee

The Compensation and Nomination Committee comprises Mr. Dale Corman and Mr. Joseph Monteith, both of whom are unrelated directors and Mr. Lawrence Page, who serves as Chairman of the Board but is not active in the day-to-day management of the Company. The Compensation and Nomination Committee has the responsibility, upon the recommendation of the CEO, for determining salaries and the extent of participation in any incentive programs. In addition, this Committee determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position. The Compensation and Nomination Committee also assesses the performance of the CEO; the Committee's recommendations in this regard are then presented to the Board of Directors. To fill a vacancy on the Board of Directors, the CEO will submit a candidate's name to the Compensation and Nomination Committee for its consideration. If the Compensation and Nomination Committee endorses the candidacy, the candidate's name is then submitted to the Board of Directors for approval.

While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

Limitation of Management's Responsibilities and Authority

The Guidelines require the board of directors of a listed company, together with its chief executive officer, to develop mandates for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility that is not delegated to either management or a committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. In addition, any property acquisition, divestiture or significant exploration program requires the approval of the Board of Directors.

The CEO is responsible for managing the day-to-day operations of the Company, which includes the supervision of the senior management team, the Company's outside consultants and exploration staff. The CEO is responsible for the implementation of the Company's corporate objectives and the resolutions of the Board and the appropriate and timely feedback of the results of these efforts. The Board has approved the CEO's corporate objectives.

Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board requires management to keep the Board informed in a timely and candid manner of the progress of the Company towards the achievement of its established goals, and of any material deviations from such goals or from corporate strategies and policies that have been approved by the Board.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

While there is no formal process for assessing the effectiveness of the board of directors, its committees or individual directors on an ongoing basis, the directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

New directors participate in an initial information session on the Company in the presence of the management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company. The meetings in which new directors participate as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Company.

The Nomination and Compensation Committee of the Board of Directors periodically reviews its compensation policies in light of market conditions, current industry standards and in light of changing risks and responsibilities.

At this time the Nomination and Compensation Committee and the Board of Directors are satisfied with the composition and effectiveness of the Board of Directors, its committees and the senior executives of the Company.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow effective corporate governance practices in the context of the resource exploration and development business of the Company.

The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as they are warranted.

SCHEDULE "B"

Charter of the Audit Committee of the Board of Directors ("Board") of Avalon Ventures Ltd. (the "Company")

THE AUDIT COMMITTEE CHARTER

1 OVERALL PURPOSE / OBJECTIVES

The committee will provide review and oversight of the Company's accounting and financial reporting processes and audits of the Company's financial statements and will manage the relationship between the Company and its external auditors, including recommending to the Board the nomination and compensation of such external auditors. The committee will also assist the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors of the Company and will monitor the independence of those auditors. The committee will also be responsible for reviewing the Company's financial strategies, its financing plans and its use of the equity and debt markets.

To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

2 AUTHORITY

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to communicate directly with the external auditors of the Company, to ensure the attendance of Company officers at meetings as appropriate, to engage outside legal or professional counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel or advisors engaged by the committee.

3 ORGANIZATION

3.1 Membership

a. The committee will be comprised of at least three members, a majority of whom are not executive officers of the Company and each of whom should meet the following independence and qualification requirements:

(i) A committee member may not, other than in his or her capacity as a member of the committee, Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company. The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the committee member, or by an entity in which such member is a partner, member or principal or occupies

a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company.

(ii) A committee member may not be an affiliate of the Company or any of its subsidiaries.

b. The chairman of the committee will be nominated by the committee from time to time.

c. A quorum for any meeting of the committee will be two members.

d. The secretary of the committee will be such person as nominated by the chairman.

3.2 **Attendance at Meetings**

a. The committee may invite such other persons (e.g. the Chief Financial Officer or Chief Executive Officer) to its meetings, as it deems appropriate.

b. The external auditors should be present at each quarterly committee meeting and be expected to comment on the financial statements in accordance with best practices.

c. Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting it they consider that it is necessary.

d. The proceedings of all meetings will be minuted.

3 ROLES AND RESPONSIBILITIES

The committee will:

3.1 Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

3.2 Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

3.3 Review the Company's strategic and financing plans to assist the Board's understanding of the underlying financial risks and the financing alternatives.

3.4 Review management's plans to access the equity and debt markets and to provide the Board with advice and commentary.

3.5 Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

3.6 Review any legal matters which could significantly impact the financial statements as reported on by the Company's legal counsel and meet with such counsel whenever deemed appropriate.

3.7 Review the annual and quarterly financial statements including Management's Discussion and Analysis ("MD&A") in respect thereof and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate,

recommend to the Board that the annual and quarterly financial statements be included in the Company's securities filings.

3.8 Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of the disclosure thereof.

3.9 Focus on judgmental areas, for example those areas involving valuation of assets and liabilities and other commitments and contingencies.

3.10 Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

3.11 Meet with management and the external auditors to review the annual financial statements and MD&A in respect thereof, and the results of the audit.

3.12 Assess the fairness of the interim financial statements and disclosures including MD&A in respect thereof, and obtain explanations from management on whether:

a. actual financial results for the interim period varied significantly from budgeted or projected results;

b. generally accepted accounting principles have been consistently applied;

c. there are any actual or proposed changes in accounting or financial reporting practices;

d. there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

3.13 Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

3.14 Review the performance of the external auditors and approve in advance provision of services (such as review, attest or tax services) other than auditing.

3.15 Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company.

3.16 Evaluate and, if and when appropriate, recommend to the Board selection, compensation or replacement of the external auditors.

3.17 Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors' review of the adequacy and effectiveness of the Company's accounting and financial controls.

3.18 Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

3.19 Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

3.20 Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

3.21 If necessary, institute special investigations and, if appropriate, engage special counsel or experts to assist.

3.22 Review and update this Charter; receive approval of changes from the Board.

3.23 Work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee.

3.24 Create specific procedures for the receipt, retention and treatment of complaints regarding the Company's accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

3.25 Perform other functions as requested by the Board.

FILE NO. 82-4427

AVALON VENTURES LTD. ANNUAL MEETING TO BE HELD ON 01/24/06 AT 02:00 P.M. PST
FOR HOLDERS AS OF 12/16/05 * ISSUER CONFIRMATION COPY - INFO ONLY *
3398 5-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

05348K105

DIRECTORS
DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES
2 - 01-DONALD S. BUBAR,02-LAWRENCE PAGE, Q.C.,03-ALAN FERRY,04-F. DALE CORMAN, 05-JOSEPH G. MONTEITH,06-BRIAN D. MACEACHEN

PROPOSAL(S)	DIRECTORS RECOMMEND
1 - TO DETERMINE THE NUMBER OF DIRECTORS AT SIX (6). ——————>>>	FOR --->>>
3 - TO APPOINT BOLTON & BOLTON, CHARTERED ACCOUNTANTS, AS AUDITOR ——>>> OF THE COMPANY.	FOR --->>>
4 - TO APPROVE THE PROPOSED AMENDMENT TO THE COMPANY'S STOCK ————>>> OPTION PLAN.	FOR --->>>
5 - TO RATIFY, CONFIRM AND APPROVE ALL ACTS DONE BY AND THE ————>>> PROCEEDINGS OF THE COMPANY'S DIRECTORS AND OFFICERS ON THE COMPANY'S BEHALF SINCE THE LAST ANNUAL GENERAL MEETING.	FOR --->>>

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE IN ORDER TO HAVE YOUR SHARES VOTED, YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN JANUARY 20, 2006.
NOTE PLEASE BE ADVISED THAT THE ONLY VALID VOTING OPTIONS FOR PROPOSALS 1 AND 4-5 ARE EITHER "FOR" OR "AGAINST" ONLY; FOR PROPOSAL 3, "FOR" OR "ABSTAIN" ONLY.

ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683 OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

VIF11H

AVALON VENTURES LTD.
01/24/06 AT 02:00 P.M. PST
498 -I 6570733 -S

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

2
FOR ALL NOMINEES

WITHHOLD ALL NOMINEES

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ______

	FOR	AGAINST	ABSTAIN
1			
3			
4			
5			

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK

X

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

A/C:

05348K105

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

01

DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE
DO NOT USE

ADP

51 MERCEDES WAY
EDGEWOOD NY 11717

3,109

3398

AVALON VENTURES LTD.
1005- 111 RICHMOND STREET WEST
TORONTO, ON M5H 2G4

P22745

FOLD AND DETACH HERE

SIGNATURE(S) ______ DATE __/__/__

Financial Statements

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2004

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at November 30, 2004 and August 31, 2004
Unaudited - See Notice to Reader

	November 30, 2004	August 31, 2004
Assets		
Current Assets		
Cash and cash equivalents	$ 195,772	$ 257,020
Other receivables and prepaid expenses	9,515	36,307
	205,287	293,327
Investments	22,143	69,643
Resource Properties (note 2)	3,618,435	3,552,007
Property, Plant and Equipment	3,835	4,146
	$ 3,849,700	$ 3,919,123
Liabilities		
Current Liabilities		
Accounts payable	$ 170,865	$ 193,147
Shareholders' Equity		
Share Capital (note 3)	19,389,698	19,389,698
Contributed Surplus (note 4)	108,798	108,798
Deficit	(15,819,661)	(15,772,520)
	3,678,835	3,725,976
	$ 3,849,700	$ 3,919,123

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Three Months Ended November 30, 2004
Unaudited - See Notice to Reader

	2004	2003
Revenue		
Interest income	$ 246	$ 50
Expenses		
Amortization	311	274
Consulting fees	12,600	20,800
Directors' fees and expenses	3,039	3,000
Insurance	-	1,129
Interest and financing costs	1,624	-
Office and general	2,476	3,584
Professional fees	18,240	13,627
Public and investor relations	8,495	3,783
Rent and utilities	2,693	4,394
Salaries and benefits	-	2,074
Shareholders' information	6,399	-
Transfer and filing fees	964	1,493
Travel	2,590	245
	59,431	54,403
Loss Before the Undernoted Items	(59,185)	(54,353)
Gain (Loss) on Sale of Resource Properties	-	(25,419)
Gain on Sale of Investments	12,044	2,416
Recoveries of Joint Venture Receivables	-	30,000
Loss for the Period	(47,141)	(47,356)
Deficit - Beginning of Period	(15,772,520)	(14,102,341)
Deficit - End of Period	$ (15,819,661)	$ (14,149,697)
Loss per Share	$ -	$ -
Weighted Average Number of Common Shares Outstanding	30,958,248	26,375,248

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Three Months Ended November 30, 2004
Unaudited - See Notice to Reader

	2004	2003
Cash Flows from Operating Activities		
Cash paid to suppliers and employees	$ (26,561)	$ (10,296)
Interest received	246	50
	(26,315)	(10,246)
Cash Flows from Investing Activities		
Resource property expenditures	(94,477)	(65,883)
Proceeds from sale of resource properties	-	2,500
Proceeds from sale of investments	59,544	3,416
	(34,933)	(59,967)
Change in cash and cash equivalents	(61,248)	(70,213)
Cash and cash equivalents - beginning of period	257,020	131,686
Cash and cash equivalents - end of period	$ 195,772	$ 61,473
Non-cash financing and investing activities		
Investments received from sale of resource properties	$ -	$ 30,000
Investments received on recoveries of joint venture receivables	$ -	$ 30,000

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2004 annual report.

Avalon Ventures Ltd.

Notes to the Consolidated Financial Statements
For the Three Months Ended November 30, 2004
Unaudited - See Notice to Reader

2. Resource Properties

	November 30, 2004					
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	Other	Total
Acquisition costs	$ -	$ -	$ 5,000	$ -	$ 402	$ 5,402
Diamond drilling	-	-	3,747	-	-	3,747
Feasibility/engineering studies	-	5,784	-	-	-	5,784
Geochemical	-	-	528	-	-	528
Geology	-	-	1,550	5,000	-	6,550
Geophysical	-	-	21,158	-	-	21,158
Metallurgical/market studies	-	23,259	-	-	-	23,259
Current expenditures	-	29,043	31,983	5,000	402	66,428
Balance - August 31, 2004	3,236,845	55,656	186,179	62,753	10,574	3,552,007
Balance - November 30, 2004	$ 3,236,845	$ 84,699	$ 218,162	$ 67,753	$ 10,976	$ 3,618,435

Avalon Ventures Ltd.

Notes to the Consolidated Financial Statements
For the Three Months Ended November 30, 2004
Unaudited - See Notice to Reader

2. **Resource Properties** (continued)

	November 30, 2003						
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Mount Thom Cu-Au Project	Cobequid Mountains Gold Project	Tantalum Group Properties[1]	Other	Total
Acquisition costs	$ -	$ -	$ 5,490	$ 4,065	$ -	$ -	$ 9,555
Geology	-	-	7,281	83,869	-	-	91,150
Metallurgical/market studies	5,038	-	-	-	-	-	5,038
Current expenditures	5,038	-	12,771	87,934	-	-	105,743
Balance - August 31, 2003	3,926,992	4,654	-	69,631	402,251	55,420	4,458,948
Sale of Resource Properties	-	-	-	-	-	(55,420)	(55,420)
Balance - November 30, 2003	$ 3,932,030	$ 4,654	$ 12,771	$ 157,565	$ 402,251	$ -	$ 4,509,271

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

3. Share Capital

a) Authorized:

25,000,000	preferred shares without par value
100,000,000	common shares without par value

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2004	30,958,248	$ 18,876,510
Issued	-	-
Balance - November 30, 2004	30,958,248	$ 18,876,510
Warrants		
Balance - August 31, 2004	7,203,000	$ 513,188
Issued	-	-
Exercised	-	-
Cancelled/Expired	-	-
Balance - November 30, 2004	7,203,000	$ 513,188
		$ 19,389,698

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2004	$ 108,798
Granted to employees, directors and officers	-
Balance - November 30, 2004	$ 108,798

5. Related Party Transactions

During the three months ended November 30, 2004 the Company:

a) incurred consulting fees of $18,600 with a director, of which $12,000 were deferred as resource property costs. As at November 30, 2004, accounts payable included $15,095 payable to this director.

b) incurred accounting and consulting fees of $14,000 with an accounting firm in which an officer is a partner. As at November 30, 2004, accounts payable included $28,791 payable to this accounting firm.

c) As at November 30, 2004, accounts payable included $15,000 in directors' fees payable to the Company's directors.

6. Subsequent Events

Subsequent to the quarter ended November 30, 2004 the Company:

a) Issued 1,360,000 flow-through units for proceeds of $204,000 (of which 190,000 units were issued to directors and officers). Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006.

   In connection with this private placement, the Company paid a commission of $12,000 cash plus 100,000 non-transferable share purchase warrants, each warrant will entitle the brokerage firm to purchase one common share at a price of $0.20 per share until January 3, 2006.

b) Entered into agreements with Teck Cominco Limited ("Teck Cominco") providing the Company with the right to acquire up to a 100% undivided interest in each of Teck Cominco's U6 Savant gold property located in the Savant Lake area of northwestern Ontario and Red Hill copper-zinc-silver ("Cu-Zn-Ag") property located near Kamloops in southern British Columbia, subject to certain back-in rights retained by Teck Cominco.

   To earn its interest in the U6 property, the Company must incur $500,000 in expenditures on the property over four years including a firm commitment to fund a minimum $50,000 work program in the first year. To earn its interest in the Red Hill property, the Company must incur expenditures totaling $1,200,000 over four years including a firm commitment to fund a minimum $50,000 work program in 2005. Under both agreements, Teck Cominco would retain a 2% NSR royalty interest and certain back-in rights to re-acquire up to a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn a 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest.

   Subject to regulatory approval, the Company is committed to issue 300,000 units to Teck Cominco, each unit consisting of one common share and one-third of one non-transferable share purchase warrant, each whole warrant entitling Teck Cominco to purchase one common share of the Company at a price of $0.30 for a period of two years from the date of issue of the warrants.

AVALON VENTURES LTD.

Management Discussion and Analysis
Quarterly Report for the three months ended November 30, 2004

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three months ended November 30, 2004. The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

1.1 Date of Report

This report is prepared as of January 26, 2005.

1.2 Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on industrial minerals and rare metals including feldspars, lithium, tantalum and cesium, and a secondary focus on exploration for copper and gold deposits. The Company is in the process of exploring or developing four of its eight mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

The Company has been operating at a reduced level of activity over the past two years compared to previous years due to market conditions which have made it difficult to secure new investment capital at a reasonable cost for its advanced industrial minerals projects. Consequently, management has reduced its overhead expenses and maintained a low-cost administrative structure during this period while remaining active in early-stage gold and base metal exploration by taking advantage of investor interest in these commodities and resulting flow-through equity

financing opportunities. Management continues to monitor industrial minerals markets for indications of improved demand that will allow it to secure financing for project development. At the same time management is constantly evaluating new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. Several new project opportunities are under active consideration.

1.3 Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual consolidated financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2004**	**2003**	**2002**
Net sales or revenues	1,478	2,685	60,602
Income or loss before discontinued operations and extraordinary items	(1,670,178)	(904,603)	(1,044,263)
Income or loss before discontinued operations and extraordinary items, per share	(0.06)	(0.04)	(0.04)
Income or loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net income or loss	(1,670,178)	(904,603)	(1,044,263)
Net income or loss, per share	(0.06)	(0.04)	(0.04)
Net income or loss, per share fully diluted	n/a	n/a	n/a
Total assets	3,919,123	4,670,723	5,151,297
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

1.4 Results of Operations

Exploration and Development Activities

Resource property expenditures during the quarter ended November 30, 2004 totalled $66,428, of which $31,983 (48%) was expended on the Mount Thom copper-gold-cobalt project in central Nova Scotia and $29,043 (44%) was expended on the Warren Township anorthosite project near Timmins, Ontario. The balance of the resource property expenditures were incurred on the LMT project to cover the costs of compiling the results of the 2004 work program into a technical report and in application fees for a potential new project in Nova Scotia. All other projects were inactive during the quarter.

On **Mount Thom**, the main activity was the completion of a Pulse EM (electromagnetic) survey over the large magnetic anomaly on the southern part of the property detailed last spring. The survey was successful in detecting at least two significant bedrock conductors associated with the magnetic anomaly that may be related to buried copper-nickel-cobalt-gold sulphide deposits. These conductors represent new drill targets that the Company plans to test in 2005. The Mount Thom program expenditures were funded with the proceeds of the flow-through private placement, which closed on January 9, 2004.

On **Warren Township**, work consisted mainly of processing of a bulk sample to produce test quantities of the calcium product for two potential customers. The Company also completed engineering work to design a pilot plant and work program for carrying out a larger scale bulk sampling program which the Company was planning to initiate before winter. However, the processing work and subsequent chemical analysis of the product took much longer than anticipated to complete, forcing the indefinite postponement of the program.

The chemical analysis was finally received subsequent to the end of the quarter and it found higher levels of soda in the material than had been indicated in a similar sample analyzed previously, which is a significant concern for the customer. The reason for the relatively high soda level in the recent sample is unknown since it was collected from the same location as the previous sample. Contamination of the sample during preparation is one possibility. Detailed mineralogical studies are now planned to investigate the cause of the excess soda in the recent sample, so that a procedure can be defined to reduce it to acceptable levels.

The second potential customer considering the product for a filler application, indicated that it requires a larger test sample to complete its evaluation of the material. Cost efficient production and delivery of this sample is contingent upon also receiving an order for a large scale bulk sample from the glass customer. Consequently, this work has also been postponed indefinitely. Expenditures for the program were funded from working capital and exceeded the initial $30,000 budget by over 100% due to unanticipated cost overruns for the processing work.

Administration

Administrative expenses during the quarter totaled $59,431, an amount which represents just a $5,028 increase over the comparable period in 2003. The main variances were in increased expenditures for public and investor relations, shareholders' information, consulting and professional fees.

Expenditures for Public and Investor Relations during the quarter totalled $8,495, a 125% increase over the comparable period in 2003, when the Company was not carrying out anything but routine investor relations activities. A significant portion of this variance is attributed to the monthly fees (totalling $3,750 for the quarter ended November 30, 2004) to Agora Investor Relations, which is engaged as the Company's investor relations consultant effective December, 2003.

Expenditures for shareholders' information increased to $6,399 in 2004 from $Nil for 2003 as the Company incurred part of the printing and distribution costs for its 2004 annual report during the quarter ended November 30, 2004. Historically, almost all of the printing and distribution costs are usually incurred during the second quarter of each fiscal year.

Consulting fees decreased by $8,200 compared to the same period in 2003. The consulting fees paid to a director decreased by $5,400 as a result of the lower level of business activities; and the amount of consulting fees paid to this director which were deferred as resource property costs increased by $2,800 over the same period for 2003.

Professional fees increased by $4,613 due to an unexpected increase in the Company's audit fees.

1.5 Summary of Quarterly Results

The following selected financial data are derived from the unaudited consolidated interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

	2004				2003			
For the Quarters Ended	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 29**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**
Net sales for revenues	246	470	860	98	50	120	340	1,145
Income or loss before discontinued operations and extraordinary items	(47,141)	(1,309,298)	(91,225)	(222,299)	(47,356)	(588,360)	(213,838)	(50,710)
Income or loss before discontinued operations and extraordinary items, per share	-	(0.05)	-	(0.01)	-	(0.03)	(0.01)	-
Income or loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income or loss	(47,141)	(1,309,298)	(91,225)	(222,299)	(47,356)	(588,360)	(213,838)	(50,710)
Net income or loss, per share	-	(0.05)	-	(0.01)	-	(0.03)	(0.01)	-
Net income or loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

1.6 - 1.7 Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consists of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the

metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2006 at the earliest.

As at November 30, 2004 the Company had working capital of $56,565 (including investments of $22,143) and cash on hand of $195,772, sufficient to cover the Company's immediate cash requirements, given its current low-cost administrative structure.

Subsequent to the end of the quarter, the Company arranged a private placement (as described below) which will provide $204,000 in new financing in the form of flow-through funding for the Company's exploration projects in Nova Scotia and potentially for some new projects presently under consideration. These funds are sufficient to carry out the exploration work programs recommended by the Company's technical consultants. The Company will need to complete additional equity financings in 2005 or have some of the outstanding warrants and options exercised in order to secure funding for its administrative and overhead expenses during the year.

A joint venture with an industry partner is management's preferred route for financing the next stage of development of the Separation Rapids project, in order to avoid excessive shareholder dilution. Discussions in this regard continue with various potential partners.

1.8 Off Balance Sheet Arrangements

As at November 30, 2004, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

1.9 Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

During the quarter ended November 30, 2004, the Company:

a) incurred consulting fees of $18,600 with a director, of which $12,000 were deferred as resource property costs. As at November 30, 2004, accounts payable included $15,095 payable to this director.

b) incurred accounting and consulting fees of $14,000 with an accounting firm in which an officer is a partner. As at November 30, 2004, accounts payable included $28,791 payable to this accounting firm.

c) As at November 30, 2004, accounts payable included $15,000 in directors' fees payable to the Company's directors.

1.10 Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under active consideration. One project is subject to a Special Licence Application for which the Company awaits approval. Another potential project acquisition is subject to negotiation of acceptable terms with the present owners and necessary board and regulatory approvals. Any of these acquisitions would represent positive developments for the Company that could attract new financing, but there is no certainty that any of these potential transactions will be concluded.

1.11 Changes in Accounting Policies including Initial Adoption.

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based payments" which recommends the fair value-based method of accounting for stock-based transactions.

The Company has elected to adopt the fair value method using the Black-Scholes model for all stock-based payments made to both employees and non-employees on a prospective basis and are recorded in operations over their vesting periods.

1.12 Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at November 30, 2004 is $42,614, which is $20,471 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.13 Outstanding Share Data

a) Common and Preferred Shares

The Company is presently authorized to issue up to 100,000,000 common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without

par value, of which none have been issued. No common shares were issued during the quarter.

At November 30, 2004, the Company had issued and outstanding 30,958,248 common shares with a recorded value of $18,876,510.

b) Warrants

At November 30, 2004, the Company had an aggregate of 7,203,000 warrants outstanding with a weighted average exercise price of $0.35 and a recorded value of $513,188.

c) Options

At November 30, 2004, the Company had an aggregate of 2,405,000 options outstanding with a weighted average exercise price of $0.39 and a recorded value in contributed surplus of $108,798.

Subsequent to the end of the quarter, the Company completed a private placement of 1,360,000 flow-through units (of which 190,000 units were issued to directors and officers). Each unit consisting of one flow-through common share and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006. As a result of this issuance, the number of issued and outstanding shares as at the date of this report was 32,318,248. As described in section 1.14, subject to regulatory approval, the Company is also committed to issuing 300,000 units, each unit consisting of one common share and one-third of one non-transferable share purchase warrant, each whole warrant entitling Teck Cominco Limited ("Teck Cominco") to purchase one common share of the Company at a price of $0.30 for a period of two years from the date of issue of the warrants.

1.14 Subsequent Events

Subsequent to the end of the quarter, the Company entered into agreements with Teck Cominco providing the Company with the right to acquire up to a 100% undivided interest in each of Teck Cominco's U6 Savant gold property located in the Savant Lake area of northwestern Ontario and Red Hill copper-zinc-silver ("Cu-Zn-Ag") property located near Kamloops in southern British Columbia, subject to certain back-in rights retained by Teck Cominco.

To earn its interest in the U6 property, the Company must incur $500,000 in expenditures on the property over four years including a firm commitment to fund a minimum $50,000 work program in the first year. To earn its interest in the Red Hill property, the Company must incur expenditures totalling $1,200,000 over four years including a firm commitment to fund a minimum $50,000 work program in 2005. Under both agreements, Teck Cominco would retain a 2% NSR royalty interest and certain back-in rights to re-acquire up to a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn a 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest.

In addition, subject to regulatory approval, the Company will issue 300,000 units to Teck Cominco, each unit consisting of one common share and one-third of one non-transferable share purchase warrant, each whole warrant entitling Teck Cominco to purchase one common share of the Company at a price of $0.30 for a period of two years from the date of issue of the warrants. Further, the Company will grant to Teck Cominco certain priority rights primarily in the form of

a right of first offer with respect to participation in any other mineral properties that the Company may acquire in the future, such rights to expire on the vesting dates of the Red Hill and U6 property agreements, which is December 31, 2008. Finally, the Company and Teck Cominco have agreed to terminate a disputed historical financing agreement between Teck Cominco and a predecessor company to Avalon that was signed in 1991.

The first year work programs planned for both properties will initially consist primarily of geological compilation work to be followed by diamond drilling. The compilation work and initial drilling at U6 Savant will be financed through a re-allocation of funds from the $204,000 flow-through private placement that closed on December 31, 2004.

Additional subsequent events are described in section 1.13.

1.15 Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

Financial Statements

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2005

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at February 28, 2005 and August 31, 2004
Unaudited - See Notice to Reader

	February 28, 2005	August 31, 2004
Assets		
Current Assets		
Cash and cash equivalents	$ 281,598	$ 257,020
Other receivables and prepaid expenses	11,520	36,307
	293,118	293,327
Investments	22,143	69,643
Resource Properties (note 2)	3,710,267	3,552,007
Property, Plant and Equipment	5,205	4,146
	$ 4,030,733	$ 3,919,123
Liabilities		
Current Liabilities		
Accounts payable	$ 211,017	$ 193,147
Shareholders' Equity		
Share Capital (note 3)	19,607,332	19,389,698
Contributed Surplus (note 4)	130,864	108,798
Deficit	(15,918,480)	(15,772,520)
	3,819,716	3,725,976
	$ 4,030,733	$ 3,919,123

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Six Months Ended February 28, 2005
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 28, 2005	February 29, 2004	February 28, 2005	February 29, 2004
Revenue				
Interest income	$ 347	$ 148	$ 101	$ 98
Expenses				
Amortization	758	548	447	274
Consulting fees	28,920	85,446	16,320	64,646
Directors' fees and expenses	6,092	6,081	3,053	3,081
Insurance	-	1,129	-	-
Interest and financing costs	2,336	10,501	712	10,501
Office and general	5,004	6,703	2,528	3,120
Professional fees	54,415	32,009	36,175	18,382
Public and investor relations	16,306	26,177	7,811	22,394
Rent and utilities	6,011	8,763	3,318	4,369
Salaries and benefits	3,144	11,384	3,144	9,310
Shareholders' information	17,399	16,235	11,000	16,235
Stock based compensation	-	76,397	-	76,397
Transfer and filing fees	14,357	19,514	13,393	18,021
Travel	3,609	3,209	1,019	2,964
	158,351	304,096	98,920	249,694
Loss Before the Undernoted Items	(158,004)	(303,948)	(98,819)	(249,596)
Gain (Loss) on Sale of Resource Properties	-	(5,419)	-	20,000
Gain on Sale of Investments	12,044	9,713	-	7,297
Recoveries of Joint Venture Receivables	-	30,000	-	-
Loss for the Period	(145,960)	(269,654)	(98,819)	(222,299)
Deficit - Beginning of Period	(15,772,520)	(14,102,342)	(15,819,661)	(14,149,697)
Deficit - End of Period	$ (15,918,480)	$ (14,371,996)	$ (15,918,480)	$ (14,371,996)
Loss per Share	$ -	$ (0.01)	$ -	$ (0.01)
Weighted Average Number of Common Shares Outstanding	31,417,364	27,456,534	31,417,364	27,456,534

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Six Months Ended February 28, 2005
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 28, 2005	February 29, 2004	February 28, 2005	February 29, 2004
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (92,278)	$ (402,003)	$ (65,717)	$ (391,707)
Interest received	347	148	101	98
Interest paid	(3,920)	(357)	(3,920)	(357)
	(95,851)	(402,212)	(69,536)	(391,966)
Cash Flows from Financing Activities				
Share capital	165,378	491,808	165,378	491,808
Warrants	26,622	457,792	26,622	457,792
	192,000	949,600	192,000	949,600
Cash Flows from Investing Activities				
Resource property expenditures	(129,298)	(101,261)	(34,321)	(35,378)
Proceeds from sale of resource properties	-	22,500	-	20,000
Proceeds from sale of investments	59,544	23,213	-	19,797
Purchase of plant, property and equipment	(1,817)	-	(1,817)	-
	(71,571)	(55,548)	(36,638)	4,419
Change in cash and cash equivalents	24,578	491,840	85,826	562,053
Cash and cash equivalents - beginning of period	257,020	131,686	195,772	61,473
Cash and cash equivalents - end of period	$ 281,598	$ 623,526	$ 281,598	$ 623,526
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ 45,000	$ 15,000	$ 45,000	$ 15,000
Warrants issued to acquire resource properties	2,700	-	2,700	-
Warrants issued for commissions paid	3,915	-	3,915	-
Stock options granted to directors and officers	-	76,397	-	76,397
Investments received from sale of resource properties	-	30,000	-	-
Investments received on recoveries of joint venture receivables	-	30,000	-	-

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2004 annual report.

Avalon Ventures Ltd.

Notes to the Consolidated Financial Statements
For the Six Months Ended February 28, 2005
Unaudited - See Notice to Reader

2. Resource Properties

	February 28, 2005							
	Separation Rapids Rare Metals	**Warren Township Anorthosite Project**	**Mount Thom Cu-Au Project**	**LMT Cu-Au Project**	**U6 Savant Gold Project**	**Red Hill Copper-Zinc-Silver Project**	**Other**	**Total**
Acquisition costs	$ -	$ -	$ 5,000	$ -	$ 23,850	$ 23,850	$ 402	$ 53,102
Diamond drilling	-	-	7,431	-	-	-	-	7,431
Feasibility/engineering studies	-	5,784	-	-	-	-	-	5,784
Geochemical	-	-	528	-	-	-	-	528
Geology	-	6,602	1,586	10,000	2,645	2,877	635	24,345
Geophysical	-	-	24,033	-	-	-	-	24,033
Metallurgical/market studies	-	42,637	-	-	-	-	-	42,637
Other	400	-	-	-	-	-	-	400
Current expenditures	400	55,023	38,578	10,000	26,495	26,727	1,037	158,260
Balance - August 31, 2004	3,236,845	55,656	186,179	62,753	-	-	10,574	3,552,007
Balance - February 28, 2005	$ 3,237,245	$ 110,679	$ 224,757	$ 72,753	$ 26,495	$ 26,727	$ 11,611	$ 3,710,267

Avalon Ventures Ltd.

Notes to the Consolidated Financial Statements
For the Six Months Ended February 28, 2005
Unaudited - See Notice to Reader

2. Resource Properties (continued)

	February 29, 2004						
	Separation Rapids Rare Metals	Tantalum Group Properties[1]	Warren Township Anorthosite	Cobequid Mountains Gold Project	Mount Thom Cu-Au Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ 5,465	$ 20,490	$ -	$ 25,955
Geology	-	-	-	84,889	19,298	-	104,187
Linecutting	-	-	-	-	21,006	-	21,006
Metallurgical/market studies	8,835	-	720	-	-	-	9,555
Other	488	88	-	1,316	-	-	1,892
Current expenditures	9,323	88	720	91,670	60,794	-	162,595
Balance - August 31, 2003	3,926,992	402,251	4,654	69,631	-	55,420	4,458,948
Sale of resource properties	-	-	-	-	-	(55,420)	(55,420)
Balance - February 29, 2004	$ 3,936,315	$ 402,339	$ 5,374	$ 161,301	$ 60,794	$ -	$ 4,566,123

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

3. Share Capital

a) Authorized:

25,000,000 preferred shares without par value
100,000,000 common shares without par value

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2004	30,958,248	$ 18,876,510
Issued: for cash	1,360,000	177,378
for resource properties	300,000	45,000
Commissions paid	-	(15,915)
Balance - February 28, 2005	32,618,248	$ 19,082,973
Warrants		
Balance - August 31, 2004	7,203,000	$ 513,188
Issued: for cash	680,000	26,622
for commissions paid	100,000	3,915
for resource properties	100,000	2,700
Exercised	-	-
Cancelled/Expired	(670,000)	(22,066)
Balance - February 28, 2005	7,413,000	$ 524,359
		$ 19,607,332

During the six months ended February 28, 2005, the Company:

i) Issued 1,360,000 flow-through units for proceeds of $204,000 (of which 190,000 units were issued to directors and officers). Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006.

   In connection with this private placement, the Company paid a commission of $12,000 cash plus 100,000 non-transferable share purchase warrants, each warrant will entitle the brokerage firm to purchase one common share at a price of $0.20 per share until January 3, 2006.

3. Share Capital (continued)

The estimated fair market value of the warrants totalled $30,537, of which $26,622 has been allocated to the warrant component of the units and the remaining $3,915 was for commissions paid to the brokerage firm. The fair values of these warrants were estimated at the issuance date based on the Black-Scholes pricing model using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	3.00%
Expected life	1.0 years
Expected volatility	109%

ii) Issued 300,000 common shares and 100,000 non-transferable share purchase warrants to the optionor of the U6 Savant Gold Project and the Red Hill Copper-Zinc-Silver Project. The estimated fair value of the warrants was $2,700 and this amount has been deferred as resource property costs. The fair market value of the warrants was estimated at the grant date based on the Black-Scholes pricing model using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	2.91%
Expected life	2.0 years
Expected volatility	99%

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2004	$	108,798
Granted to employees, directors and officers		-
Balance - February 28, 2005	$	108,798

Warrants Expired

Balance - August 31, 2004	$	-
Transfer from warrants expired		22,066
Balance - February 28, 2005	$	22,066
	$	130,864

5. Related Party Transactions

During the six months ended February 28, 2005 the Company:

a) incurred consulting fees of $37,200 with a director, of which $21,000 were deferred as resource property costs. As at February 28, 2005, accounts payable included $18,418 payable to this director.

b) incurred accounting and consulting fees of $34,716 with an accounting firm in which an officer is a partner. As at February 28, 2005, accounts payable included $42,155 payable to this accounting firm.

c) incurred legal fees of $1,000 with an officer of the Company. As at February 28, 2005, accounts payable included $1,070 payable to this officer.

d) As at February 28, 2005, accounts payable included $30,000 in directors' fees payable to the Company's directors.

Additional related party transactions are described separately in note 3(b).

6. Subsequent Events

Subsequent to the quarter ended February 28, 2005 the Company:

a) Issued 2,000,000 units for proceeds of $240,000. Each unit consists of one common share and one-half of one non-transferable share purchase warrant, each whole warrant will entitle the holder to purchase one common share at a price of $0.15 per share for a two year period from the date of issuance.

b) Entered into an agreement with Beta Minerals Inc. ("Beta") to acquire its title to five mining leases covering the Thor Lake rare metals deposit (the "Property"), located in the Mackenzie Mining District, NWT, approximately 100 km southeast of Yellowknife.

   To acquire title to the Property, the Company will pay Beta 2,500,000 treasury shares at a deemed price of $0.12 per share plus 250,000 share purchase warrants exercisable at a price of $0.25 per share for two years from the date of issue.

AVALON VENTURES LTD.

Management Discussion and Analysis
Quarterly Report for the six months ended February 28, 2005

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three and six month periods ended February 28, 2005. The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Date of Report

This report is prepared as of April 22, 2005.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements and a secondary focus on exploration for copper and gold deposits. The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

The Company has been operating at a reduced level of activity over the past two years compared to previous years due to market conditions which have made it difficult to secure new investment capital at a reasonable cost for its advanced industrial minerals projects. Consequently, management has reduced its overhead expenses and maintained a low-cost administrative structure during this period while remaining active in early-stage gold and base metal exploration.

The Company has taken advantage of investor interest in these commodities to access flow-through equity financing.

Management continues to monitor industrial minerals markets for indications of improved demand that will allow it to secure financing for project development. At the same time management is constantly evaluating new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. To this end, the Company announced subsequent to the end of the quarter that it had entered into an agreement to acquire the Thor Lake rare metals deposit in the Northwest Territories (discussed below under Subsequent Events) and several other new project opportunities are under active consideration.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual consolidated financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2004**	**2003**	**2002**
Net sales or revenues	1,478	2,685	60,602
Loss before discontinued operations and extraordinary items	1,670,178	904,603	1,044,263
Loss before discontinued operations and extraordinary items, per share	0.06	0.04	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	1,670,178	904,603	1,044,263
Net loss, per share	0.06	0.04	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	3,919,123	4,670,723	5,151,297
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures during the quarter ended February 28, 2005 totaled $91,832, of which $53,222 (58%) was expended on the acquisition costs and initial program expenditures incurred on the recently-optioned Red Hill and U6 Savant base metal and gold projects. $25,980 (28%) was expended on the Warren Township anorthosite project and the balance of the resource property expenditures were largely incurred on the Mount Thom and LMT copper-gold-silver-cobalt projects to cover the costs of compiling the results of the 2004 work programs into technical reports for assessment filing purposes. All other projects were inactive during the quarter.

On the **Red Hill and U6 Savant** projects most of the costs incurred ($47,700) were related to the issuance of units to the optionor of the properties, Teck Cominco Limited. The balance of the costs were incurred for data compilation work which is being carried out by Wardrop Engineering Ltd. A budget of $50,000 has been set for each property in 2005, which will be funded from the proceeds of the flow-through private placement completed on December 31, 2004.

On **Warren Township**, work during the quarter was limited to the initiation of a mineralogical study to determine the cause of excess levels of soda in a product sample prepared for a potential customer in the fibreglass industry during the first quarter. As at the date of this report, the work had not been completed but initial observations from the consulting mineralogist suggested that the material had not been contaminated by an external source of soda. $5,000 was accrued for this work in the quarter. The remaining expenditures incurred during the quarter on Warren Township were related to the final invoices for the bulk sample process work.

Administration

Administrative expenses during the quarter totalled $98,920, an amount which represents a decrease of $150,774 over the comparable period in 2004. The main variances were related to costs incurred in 2004 for stock-based compensation, financing costs and consulting fees, which did not recur in 2005.

Expenditures for Public and Investor Relations during the quarter totalled $7,811, a 65% decrease over the comparable period in 2004, when the Company participated in a major investment conference. The decision not to participate in this conference in 2005 substantially reduced Investor Relations costs incurred during the period as well as related travel expenditures. In December, the Company renewed its investor relations contracts for 2005 with Agora Investor Relations and Stockgroup Information Systems on the same terms as in 2004. Only routine investor relations activities were carried out during the quarter.

The Company's Annual General Meeting was held during the quarter. Expenditures for shareholders' information related to this event incurred during the six months ended February 28, 2005 increased marginally from $16,235 in 2004 compared to $17,399 over the same period in 2005.

Consulting fees decreased by $56,526 over the six month period ended February 28, 2005 compared to the comparable period in 2004 due to reduced business activity during the period and because of consulting fees paid to a director being deferred as resource property costs. Professional fees over the same period increased by $22,406 due to an unexpected increase in the

Company's audit fees and additional legal fees paid for the preparation and adoption of new Articles for the Company, approved at the shareholders meeting.

Summary of Quarterly Results

The following selected financial data are derived from the unaudited consolidated interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

	2005	2004				2003		
For the Quarters Ended	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 29**	**Nov. 30**	**Aug. 31**	**May 31**
Net sales or revenues	101	246	470	860	98	50	120	340
Loss before discontinued operations and extraordinary items	98,819	47,141	1,309,298	91,225	222,299	47,356	588,360	213,838
Loss before discontinued operations and extraordinary items, per share	-	-	0.05	-	0.01	-	0.03	0.01
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	98,819	47,141	1,309,298	91,225	222,299	47,356	588,360	213,838
Net loss, per share	-	-	0.05	-	0.01	-	0.03	0.01
Net income or loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.

As at February 28, 2005 the Company had working capital of $104,244 (including investments of $22,143) and cash on hand of $281,598, sufficient to cover the Company's near term cash requirements, given its current low-cost administrative structure.

Subsequent to the end of the quarter, the Company arranged a private placement (as described below) that will provide $240,000 in new non-flow-through financing. These funds will be added to working capital and used primarily for administrative expenses. Some of these funds may be allocated to the new Thor Lake rare metals project to cover initial expenditures related to the re-evaluation of the economic potential of the property, once the transaction to acquire title to the property is closed. The Company will need to complete additional equity financings later in 2005 or have some of the outstanding warrants and options exercised in order to continue to meet its future administrative expenditure obligations.

A joint venture with an industry partner is management's preferred route for financing the next stage of development on both the Separation Rapids and Warren Township projects, in order to avoid excessive shareholder dilution. No new potential partners were identified during the quarter for either project.

Off Balance Sheet Arrangements

As at February 28, 2005, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

During the six months ended February 28, 2005, the Company:

a) incurred consulting fees of $37,200 with a director, of which $21,000 were deferred as resource property costs. As at February 28, 2005, accounts payable included $18,418 payable to this director.

b) incurred accounting and consulting fees of $34,716 with an accounting firm in which an officer is a partner. As at February 28, 2005, accounts payable included $42,155 payable to this accounting firm.

c) incurred legal fees of $1,000 with an officer of the Company. As at February 28, 2005, accounts payable included $1,070 payable to this officer.

d) As at February 28, 2005, accounts payable included $30,000 in directors' fees payable to the Company's directors.

e) issued 190,000 flow-through units for proceeds of $28,500 to the Company's directors and officers as part of the flow-through private placement. Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one flow-through common share at a price of $0.20 per share until January 3, 2006.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is the Thor Lake rare metals project for which an agreement was entered into on March 22, 2005, but has not yet closed, although the parties have received both regulatory and board approvals. The transaction is expected to close within 2 weeks of the date of this report. Another project acquisition is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that both of these acquisitions will be completed, but there is no certainty particularly with regard to timing.

Changes in Accounting Policies including Initial Adoption.

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based payments" which recommends the fair value-based method of accounting for stock-based transactions.

The Company has elected to adopt the fair value method using the Black-Scholes model for all stock-based payments made to both employees and non-employees on a prospective basis and are recorded in operations over their vesting periods.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at February 28, 2005 is $41,357, which is $19,214 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.

The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue up to 100,000,000 common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

At February 28, 2005, the Company had issued and outstanding 32,618,248 common shares with a recorded value of $19,082,973.

b) *Warrants*

At February 28, 2005, the Company had an aggregate of 7,413,000 warrants outstanding with a weighted average exercise price of $0.34 and a recorded value of $524,359.

As at February 28, 2005, the following warrants were issued and outstanding:

i) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $1.00 per share, expiring July 31, 2005;

ii) 1,050,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring August 1, 2005;

iii) 1,060,000 non-flow-through warrants entitling the holder to purchase one common share at $0.27 per share until January 9, 2005 and thereafter at $0.29 per share, expiring January 9, 2006:

iv) 3,423,000 non-flow-through warrants entitling the holder to purchase one common share at $0.25 per share until January 23, 2005 and thereafter at $0.30 per share, expiring January 23, 2006;

v) 780,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share until January 3, 2006; and

vi) 100,000 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share until February 26, 2007.

c) *Options*

At February 28, 2005, the Company had an aggregate of 2,405,000 options outstanding with a weighted average exercise price of $0.39 and a recorded value in contributed surplus of $108,798.

As at February 28, 2005, the following options were vested and outstanding:

Option Price	Number of Options	Weighted Average Remaining Contractual Life
$0.82	305,000	0.1 years
$0.75	175,000	0.8 years
$0.58	150,000	1.3 years
$0.38	300,000	1.6 years
$0.27	325,000	2.0 years
$0.25	602,500	4.0 years
$0.20	547,500	3.2 years
	2,405,000	

Subsequent to the end of the quarter, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.12 per unit. Each unit consisting of one non-flow-through common share and one half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share at a price of $0.15 per share until April 16, 2007. As a result of this issuance, the number of issued and outstanding shares as at the date of this report was 34,618,248 and the aggregate number of warrants outstanding was 8,413,000.

Subsequent Events

Private Placement

Subsequent to the end of the quarter, on April 15, 2005, the Company completed a non-brokered private placement of an aggregate of 2,000,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $240,000. Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one common share at a price of $0.15 for a two year period expiring on April 16, 2007.

Thor Lake Acquisition

On March 22, 2005 the Company entered into an agreement with Beta Minerals Inc. ("Beta") to acquire its title to five mining leases (10,449 acres) covering the Thor Lake rare metals deposit (the "Property"), located in the Mackenzie Mining District, NWT, approximately 100 km southeast of Yellowknife.

To acquire title to the Property, the Company will pay Beta 2,500,000 treasury shares at a deemed price of $0.12 per share (the "Shares") plus 250,000 share purchase warrants exercisable at a price of $0.25 per share for two years from the date of issue (the "Warrants"). The Shares and any shares issued on exercise of the Warrants will be subject to a four month hold period from the date of issue.

The letter agreement is binding upon the parties subject only to TSXV approval (now received) and execution of a definitive Purchase and Sale agreement. The transaction is expected to close within 2 weeks of the date of this report. The property is subject to a combined 5.5% NSR-type royalty interest retained by third parties. The Company anticipates initiating a review of technical data immediately upon closing of the transaction.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

Financial Statements

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2005

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at May 31, 2005 and August 31, 2004
Unaudited - See Notice to Reader

	May 31, 2005	August 31, 2004
Assets		
Current Assets		
Cash and cash equivalents	$ 372,184	$ 257,020
Other receivables and prepaid expenses	12,612	36,307
	384,796	293,327
Investments	22,143	69,643
Resource Properties (note 2)	4,073,138	3,552,007
Property, Plant and Equipment	4,825	4,146
	$ 4,484,902	$ 3,919,123
Liabilities		
Current Liabilities		
Accounts payable	$ 170,637	$ 193,147
Shareholders' Equity		
Share Capital (note 3)	20,175,187	19,389,698
Contributed Surplus (note 4)	130,864	108,798
Deficit	(15,991,786)	(15,772,520)
	4,314,265	3,725,976
	$ 4,484,902	$ 3,919,123

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Nine Months Ended May 31, 2005
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004
Revenue				
Interest income	$ 380	$ 1,008	$ 33	$ 860
Management fees	-	-	-	-
	380	1,008	33	860
Expenses				
Amortization	1,138	1,033	380	485
Consulting fees	56,520	111,045	27,600	25,599
Directors' fees and expenses	9,124	9,081	3,032	3,000
Insurance	-	1,129	-	-
Interest and financing costs	1,233	13,512	(1,103)	3,011
Office and general	6,496	13,036	1,492	6,333
Professional fees	67,340	52,403	12,925	20,394
Public and investor relations	35,306	49,343	19,000	23,166
Rent and utilities	8,431	13,013	2,420	4,250
Salaries and benefits	3,144	12,499	-	1,115
Shareholders' information	17,399	17,519	-	1,284
Stock based compensation	-	76,397	-	-
Transfer and filing fees	21,013	19,880	6,656	366
Travel	4,546	6,291	937	3,082
	231,690	396,181	73,339	92,085
Loss Before the Undernoted Items	(231,310)	(395,173)	(73,306)	(91,225)
Loss on Sale of Resource Properties	-	(5,419)	-	-
Gain on Sale of Investments	12,044	9,713	-	-
Recoveries of Joint Venture Receivables	-	30,000	-	-
Loss for the Period	(219,266)	(360,879)	(73,306)	(91,225)
Deficit - Beginning of Period	(15,772,520)	(14,102,342)	(15,918,480)	(14,371,996)
Deficit - End of Period	$ (15,991,786)	(14,463,221)	$ (15,991,786)	$ (14,463,221)
Loss per Share	$ (0.01)	(0.01)	$ (0.01)	$ -
Weighted Average Number of Common Shares Outstanding	32,919,348	28,632,292	32,919,348	28,632,292

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Nine Months Ended May 31, 2005
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (171,564)	$ (482,443)	$ (79,286)	$ (80,440)
Interest received	380	1,008	33	860
Interest paid	(3,920)	(357)	-	-
	(175,104)	(481,792)	(79,253)	(79,580)
Cash Flows from Financing Activities				
Share capital	354,953	491,808	189,575	-
Warrants	95,152	457,792	68,530	-
	450,105	949,600	258,105	-
Cash Flows from Investing Activities				
Resource property expenditures	(217,564)	(165,647)	(88,266)	(64,386)
Proceeds from sale of resource properties	-	22,500	-	-
Proceeds from sale of investments	59,544	23,213	-	-
Sale (purchase) of property, plant and equipment	(1,817)	(1,868)	-	(1,868)
	(159,837)	(121,802)	(88,266)	(66,254)
Change in cash and cash equivalents	115,164	346,006	90,586	(145,834)
Cash and cash equivalents - beginning of period	257,020	131,686	281,598	623,526
Cash and cash equivalents - end of period	$ 372,184	$ 477,692	$ 372,184	$ 477,692
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ 345,000	$ 15,000	$ 300,000	$ -
Warrants issued to acquire resource properties	$ 12,450	$ -	$ 9,750	$ -
Warrants issued to pay for share issuance costs	$ 3,915	$ -	$ -	$ -
Stock options granted to directors and officers	$ -	$ 76,397	$ -	$ -
Investments received from sale of resource properties	$ -	$ 30,000	$ -	$ -
Investments received on recoveries of joint venture receivables	$ -	$ 30,000	$ -	$ -

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2004 annual report.

Avalon Ventures Ltd.

Notes to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2005
Unaudited - See Notice to Reader

2. Resource Properties

	May 31, 2005								
	Separation Rapids Rare Metals	**Warren Township Anorthosite Project**	**Thor Lake Rare Metals Project**	**Mount Thom Cu-Au Project**	**LMT Cu-Au Project**	**U6 Savant Gold Project**	**Red Hill Copper-Zinc-Silver Project**	**Other**	**Total**
Acquisition costs	$ -	$ -	$ 309,750	$ 5,000	$ -	$ 23,850	$ 23,850	$ 402	$ 362,852
Diamond drilling	-	-	-	12,474	-	-	-	-	12,474
Feasibility/engineering studies	-	5,784	-	-	-	-	-	-	5,784
Geochemical	-	-	-	528	-	-	-	-	528
Geology	-	4,059	6,806	1,586	11,786	3,870	7,212	3,749	39,068
Geophysical	-	-	-	24,033	-	-	-	-	24,033
Metallurgical/market studies	7,380	39,375	-	-	-	-	-	-	46,755
Other	400	-	5,106	-	6,026	-	18,105	-	29,637
Current expenditures	7,780	49,218	321,662	43,621	17,812	27,720	49,167	4,151	521,131
Balance - August 31, 2004	3,236,845	55,656	-	186,179	62,753	-	-	10,574	3,552,007
Balance - May 31, 2005	$ 3,244,625	$ 104,874	$ 321,662	$ 229,800	$ 80,565	$ 27,720	$ 49,167	$ 14,725	$ 4,073,138

Avalon Ventures Ltd.

Notes to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2005
Unaudited - See Notice to Reader

2. Resource Properties (continued)

	May 31, 2004							
	Separation Rapids Rare Metals	Tantalum Group Properties[1]	Warren Township Anorthosite	Cobequid Mountains Gold Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ 5,550	$ 25,925	$ -	$ 7,875	$ 39,350
Environmental studies/permitting	2,202	-	-	-	-	-	-	2,202
Geochemical	-	-	-	-	4,290	-	-	4,290
Geology	-	-	-	77,463	37,487	29,942	-	144,892
Geophysical	-	-	-	99	12,443	31,035	-	43,577
Linecutting	-	-	-	-	21,005	-	-	21,005
Metallurgical/market studies	9,430	-	4,486	-	-	-	-	13,916
Other	488	88	-	4,717	-	-	-	5,293
Current expenditures	12,120	88	4,486	87,829	101,150	60,977	7,875	274,525
Balance - August 31, 2003	3,926,992	402,251	4,654	69,631	-	-	55,420	4,458,948
Sale of resource properties	-	-	-	-	-	-	(55,420)	(55,420)
Balance - May 31, 2004	$ 3,939,112	$ 402,339	$ 9,140	$ 157,460	$ 101,150	$ 60,977	$ 7,875	$ 4,678,053

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

3. Share Capital

a) Authorized:

25,000,000	preferred shares without par value
100,000,000	common shares without par value

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2004	30,958,248	$ 18,876,510
Issued: for cash	3,360,000	348,848
for resource properties	2,800,000	345,000
exercise of warrants	60,350	19,734
Commissions paid	-	(15,915)
Balance - May 31, 2005	37,178,598	$ 19,574,177
Warrants		
Balance - August 31, 2004	7,203,000	$ 513,188
Issued: for cash	1,680,000	95,152
for commissions paid	100,000	3,915
for resource properties	350,000	12,450
Exercised	(60,350)	(1,629)
Cancelled/Expired	(670,000)	(22,066)
Balance - May 31, 2005	8,602,650	$ 601,010
		$ 20,175,187

During the nine months ended May 31, 2005, the Company:

i) Issued 1,360,000 flow-through units for proceeds of $204,000 (of which 190,000 units were issued to directors and officers). Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006.

In connection with this private placement, the Company paid a commission of $12,000 cash plus 100,000 non-transferable share purchase warrants, each warrant will entitle the brokerage firm to purchase one common share at a price of $0.20 per share until January 3, 2006.

3. Share Capital (continued)

The estimated fair market value of the warrants totalled $30,537, of which $26,622 has been allocated to the warrant component of the units and the remaining $3,915 was for commissions paid to the brokerage firm.

ii) Issued 300,000 common shares and 100,000 non-transferable share purchase warrants to the optionor of the U6 Savant Gold Project and the Red Hill Copper-Zinc-Silver Project. The estimated fair value of the warrants was $2,700 and this amount has been deferred as resource property costs.

iii) Issued 2,500,000 common shares at a deemed price of $0.12 per share plus 250,000 share purchase warrants to Beta Minerals Inc. ("Beta") to acquire the five mining leases covering the Thor Lake rare metals deposit. Each warrant will entitle Beta to purchase one common share at a price of $0.25 per share until May 2, 2007. The estimated fair value of the warrants was $9,750 and this amount has been deferred as resource property costs.

iv) Issued 2,000,000 non-flow-through units for proceeds of $240,000. Each non-flow-through unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.15 per share until April 15, 2007. The estimated fair market value of the warrants was $68,530 and this amount has been allocated to the warrant component of the units.

The fair values of the warrants were estimated on the grant date using the Black-Scholes pricing model, with the following weighted average assumptions: dividend yields of 0%, volatility factors of the expected market price of the Company's common stock of 99%, risk-free interest rate of 3.14%, and a weighted average expected life of 1.63 years.

Warrant pricing model requires the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable measure of the fair value of the Company's warrants.

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2004	$	108,798
Granted to employees, directors and officers		-
Balance - May 31, 2005	$	108,798

Expired Warrants

Balance - August 31, 2004	$	-
Expired during the period		22,066
Balance - May 31, 2005	$	22,066
	$	130,864

5. Related Party Transactions

During the nine months ended May 31, 2005 the Company:

a) incurred consulting fees of $58,800 with a director, of which $28,000 were deferred as resource property costs. As at May 31, 2005, accounts payable included $22,480 payable to this director.

b) incurred accounting and consulting fees of $49,918 with an accounting firm in which an officer is a partner. As at May 31, 2005, accounts payable included $54,682 payable to this accounting firm.

c) incurred legal fees of $1,000 with an officer of the Company.

d) As at May 31, 2005, accounts payable included $21,000 in directors' fees payable to the Company's directors.

Additional related party transactions are described separately in note 3(b).

6. Subsequent Event

Subsequent to the quarter ended May 31, 2005 the Company and Wallbridge Mining Company Limited elected to terminate the Lower Mount Thom joint venture agreement with Cobequid Gold Corporation, and the total cost incurred to date of $80,565 on the LMT Cu-Au Project was written off.

AVALON VENTURES LTD.

Management Discussion and Analysis
Quarterly Report for the nine months ended May 31, 2005

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three months and nine months ended May 31, 2005. The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Date of Report

This report is prepared as of July 19, 2005.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements, and a secondary focus on exploration for copper and gold deposits. The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves or resources that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

The Company has been operating at a reduced level of activity over the past two years compared to previous years due to market conditions which have made it difficult to secure new investment capital at a reasonable cost for its advanced industrial minerals projects. Consequently, management has reduced its overhead expenses and maintained a low-cost administrative structure during this period while remaining active in early-stage gold and base metal exploration.

The Company has taken advantage of investor interest in these commodities to access flow-through equity financing.

Management continues to monitor industrial minerals markets for indications of improved demand that will allow it to secure financing for project development. At the same time management is constantly evaluating new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. To this end, the Company completed the acquisition of the Thor Lake rare metals deposit in the Northwest Territories during the quarter and the acquisition of the Red Hill and U6 Savant projects located in British Columbia and Ontario respectively during the previous quarter.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual consolidated financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2004**	**2003**	**2002**
	$	$	$
Net revenues	1,478	2,685	60,602
Loss before discontinued operations and extraordinary items	1,670,178	904,603	1,044,263
Loss before discontinued operations and extraordinary items, per share	0.06	0.04	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	1,670,178	904,603	1,044,263
Net loss, per share	0.06	0.04	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	3,919,123	4,670,723	5,151,297
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures during the quarter ended May 31, 2005 totaled $362,871, of which $321,662 (89%) was expended on acquisition costs and initial program expenditures for the recently-purchased Thor Lake rare metals project in the Northwest Territories. In consideration for the property, the Company issued 2.5 million treasury shares and 250,000 share purchase options at a combined deemed value of $309,750. The balance of the expenditures incurred on Thor Lake were for annual lease renewal fees and initial geological compilation work. The remaining expenditures totaling $41,209 were distributed over six other projects mainly for geological compilation work and property maintenance costs.

Compilation work on the **Red Hill and U6 Savant** projects continued during the quarter with most of the historical data now having been entered into a computer database. This work is being done by Wardrop Engineering Ltd. Subsequent to the end of the quarter, a detailed geological mapping program was carried out on the Red Hill property by an expert structural geologist with SRK Consulting in Toronto and the results were disclosed in a news release dated July 18, 2005.

Significantly, it was observed that the volcanic rocks hosting the known copper-zinc-silver-gold massive sulphide mineralization on this property have a much different geometry than previously interpreted. It is evident from this observation that many of the previous drill holes were oriented unfavourably to test potential extensions of a historical drill hole intersection which reportedly assayed **2.54% copper, 2.78% zinc, 77.0g/t silver and 0.37g/t gold over 7.75 metres**. In the opinion of SRK, this zone is still open for expansion and a drilling program is being planned to test this target in the first quarter of fiscal 2006.

Program expenditures on both the Red Hill and U6 Savant projects are being funded from the proceeds of the flow-through private placement completed on December 31, 2004 and the work completed so far is on budget. Other costs of $18,105 for Red Hill were incurred for property maintenance after it was discovered that there were insufficient banked assessment credits to renew all the claims on the 2005 anniversary date. The $36,210 total cost was borne on a 50/50 basis with Teck Cominco Limited. Teck Cominco provided funding for the Company's share by exercising 60,350 share purchase warrants at a price of $0.30 per share.

On **Thor Lake**, geological compilation work costing $6,806 was initiated during the quarter and, subsequent to the end of the quarter, a brief field visit was carried out in order to collect samples from historical drill core stored on the property and re-assay these drill cores for Rare Earth Elements ("REE's"). Assay results are not expected before the end of July, but it is anticipated that these will confirm the presence of significant heavy rare earth element enrichment in the Lake Zone, which was never fully delineated by previous programs. A more comprehensive core re-sampling program will be carried out later this summer to better define the geometry and extent of the HREE mineralization in the Lake Zone and provide data to design a follow-up drilling program to delineate resources.

On **Mount Thom**, $5,043 was spent preparing for a two-hole diamond drilling program which was completed subsequent to the end of the quarter. The two holes tested two electromagnetic anomalies on the southern part of the property for concentrations of copper-cobalt-gold-silver mineralization. No significant mineralization was intersected in either of the two holes and no further work is planned for this project.

On the **Lower Mount Thom** joint venture $7,812 in costs incurred during the quarter represent the Company's share of the remaining program expenditures incurred under the 2004 work program carried out with Wallbridge Mining Company Limited ("Wallbridge"). Subsequent to the end of the quarter, on July 11, 2005, the Company and Wallbridge terminated the joint venture agreement with Cobequid Gold Corporation. The Company still retains title to some claims in the area which it may explore on a unilateral basis at some future time.

Administration

Administrative expenses incurred during the quarter totaled $73,339, an amount which represents a decrease of $18,746 over the comparable period in 2004. This resulted from a combination of reduced office costs, professional fees and financing costs, which were achieved through a concerted effort by management to reduce overhead expenditures.

Expenditures for Public and Investor Relations during the quarter totalled $19,000, an 18% decrease over the comparable period in 2004, when the Company participated in an investment conference. The decision not to participate in this conference in 2005 accounts for most of the variance. In addition to routine investor communications activities, the Company prepared and ran several magazine ads designed to attract investor attention to the Company's renewed focus on rare metals following the Thor Lake acquisition. The Company also updated its corporate brochure and website disclosure during the quarter.

The Company was prominently featured in a newspaper article about the increasing demand for rare metals that appeared in the *Toronto Star* on May 23 and was also featured in the *Kaiser Bottom-Fishing Report* following the announcement of the Thor Lake acquisition. The exposure in these two publications seems to have contributed to increased trading activity in the Company's shares during the quarter. Subsequent to the end of the quarter, the Company participated in the World Gold, PGM and Diamond Investment Conference held in Vancouver on June 12-13.

Finally, the Company retained an administrative consultant, Northern Geotech Services, during the quarter to contact shareholders identified as NOBO's ("non-objecting beneficial owners") in order to make sure the Company's many long-time shareholders were updated on recent activities, notably the Thor Lake acquisition. This initiative was generally well-received by the over 500 shareholders contacted. This work contributed to a small (8%) increase in consulting fees over the comparable period in 2004. The increase was partially offset by geological consulting fees paid to a director being deferred as resource property costs.

Summary of Quarterly Results

The following selected financial data are derived from the unaudited consolidated interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

	2005		2004		2004		2003	
For the Quarters Ended	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 29**	**Nov. 30**	**Aug. 31**
	$	$	$	$	$	$	$	$
Net revenues	33	101	246	470	860	98	50	120
Loss before discontinued operations and extraordinary items	73,306	98,819	47,141	1,309,298	91,225	222,299	47,356	588,360
Loss before discontinued operations and extraordinary items, per share	-	-	-	0.05	-	0.01	-	0.03
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	73,306	98,819	47,141	1,309,298	91,225	222,299	47,356	588,360
Net loss, per share	0.01	-	-	0.05	-	0.01	-	0.03
Net loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.

As at May 31, 2005 the Company had working capital of $236,302 (including investments of $22,143) and cash on hand of $372,184, sufficient to cover the Company's near term cash requirements, given its current low-cost administrative structure. The increase in working capital compared to the previous quarter is due to completion of a private placement (as described below) that provided $240,000 in new non-flow-through financing. These funds were added to working capital and are being used primarily for administrative expenses. The Company will need to complete additional equity financings later in 2005 or have some of the outstanding warrants and options exercised in order to continue to meet its future administrative expenditure obligations.

A joint venture with an industry partner is management's preferred route for financing the next stage of development on both the Separation Rapids and Warren Township projects, in order to

avoid excessive shareholder dilution. No new potential partners were identified during the quarter for either project.

Off Balance Sheet Arrangements

As at May 31, 2005, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

During the nine months ended May 31, 2005, the Company:

a) incurred consulting fees of $58,800 with a director, of which $28,000 were deferred as resource property costs. As at May 31, 2005, accounts payable included $22,480 payable to this director.

b) incurred accounting and consulting fees of $49,918 with an accounting firm in which an officer is a partner. As at May 31, 2005, accounts payable included $54,682 payable to this accounting firm.

c) incurred legal fees of $1,000 with an officer of the Company.

d) As at May 31, 2005, accounts payable included $21,000 in directors' fees payable to the Company's directors.

e) issued 190,000 flow-through units for proceeds of $28,500 to the Company's directors and officers as part of the flow-through private placement. Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one flow-through common share at a price of $0.20 per share until January 3, 2006.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that this Special Licence Application will be approved, but there is no certainty, particularly with regard to timing.

Changes in Accounting Policies including Initial Adoption.

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based payments" which recommends the fair value-based method of accounting for stock-based transactions.

The Company has elected to adopt the fair value method using the Black-Scholes model for all

stock-based payments made to both employees and non-employees on a prospective basis and are recorded in operations over their vesting periods.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at May 31, 2005 is $32,711, which is $10,568 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue up to 100,000,000 common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the quarter, the Company:

1) Completed a non-brokered private placement of 2,000,000 units at a price of $0.12 per unit. Each unit consisting of one non-flow-through common share and one half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share at a price of $0.15 per share until April 16, 2007.

2) Issued 2,500,000 common shares at a deemed price of $0.12 per share (the "Shares") plus 250,000 share purchase warrants exercisable at a price of $0.25 per share for two years from the date of issue (the "Warrants") in connection with the Thor Lake property acquisition. The Shares and any shares issued on exercise of the Warrants will be subject to a four month hold period from the date of issue.

3) Issued 60,350 common shares upon exercise of an equivalent number of share purchase warrants at a price of $0.30 per share.

At May 31, 2005, the Company had issued and outstanding 37,178,598 common shares with a recorded value of $19,574,177.

b) *Warrants*

At May 31, 2005, the Company had an aggregate of 8,602,650 warrants outstanding with a weighted average exercise price of $0.32 and a recorded value of $601,010.

As at May 31, 2005, the following warrants were issued and outstanding:

i) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $1.00 per share, expiring July 31, 2005;

ii) 1,050,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring August 1, 2005;

iii) 1,060,000 non-flow-through warrants entitling the holder to purchase one common share at $0.29 per share until January 9, 2006;

iv) 3,423,000 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share until January 23, 2006;

v) 780,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share until January 3, 2006;

vi) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share until February 26, 2007;

vii) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share until April 15, 2007; and

viii) 250,000 non-flow-through warrants entitling the holder to purchase one common share at $0.25 per share until May 2, 2007.

c) *Options*

At May 31, 2005, the Company had an aggregate of 2,050,000 options outstanding with a weighted average exercise price of $0.31 and a recorded value in contributed surplus of $108,798.

As at May 31, 2005, the following options were vested and outstanding:

Option Price	Number of Options	Weighted Average Remaining Contractual Life
$0.75	125,000	0.8 years
$0.58	150,000	1.0 years
$0.38	300,000	1.4 years
$0.27	325,000	1.8 years
$0.25	602,500	3.7 years
$0.20	547,500	2.9 years
	2,050,000	

Subsequent Events

Joint Venture Termination

Subsequent to the end of the quarter, on July 11, 2005, the Company and Wallbridge Mining Company Limited elected to terminate the Lower Mount Thom joint venture agreement with Cobequid Gold Corporation.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.




TSX venture
EXCHANGE
TSX

February 14, 2005

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
Suite 1005 – 111 Richmond St. West
Toronto, ON M5H 2G4

Attention: Donald S. Bubar

Dear Sir:

Re: **Avalon Ventures Ltd. (the "Company") – Submission # 100695**
Expedited Acquisition – U6 Savant and Red Hill Properties

This is to confirm that TSX Venture Exchange has accepted for filing documentation pertaining to (2) Option Agreements, dated January 10, 2005, between Avalon Ventures Ltd. (the 'Company'), and Teck Cominco Limited (the 'Vendor'), whereby the Company can acquire up to a 100% interest in (2) mineral properties (the 'U6 Savant Gold Property') located in the Savant Lake area of north-western Ontario and (the 'Red Hill Property'), located near Kamloops, BC.

The consideration given for the acquisition is the issuance of 300,000 common shares and 100,000 common share purchase warrants, exercisable into 100,000 common shares at $0.30 per share for a two-year period.

Under each Agreement the Company is required to incur a minimum of $50,000 in work expenditures on or before December 31, 2005.

For further details, please refer to the Company's press release dated January 25, 2005.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2215 / FAX: (416) 365-2224 / EMAIL: brian.rand@tsxventure.com

Yours truly,

Brian Rand
Analyst, Listed Issuer Services


TSX
TSX venture
EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: AVALON VENTURES LTD. (the "Issuer").

   Trading Symbol: AVL.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: March 24, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
      Yes ☒ No ☐
      If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $240,000

5. Proposed use of proceeds:

   Working Capital.

6. (a) Description of shares to be issued:

   (i) Class: Common.

   (ii) Number: 2,000,000 .

   (iii) Price per security: $0.12.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: 1,000,000.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,000,000 .

   (iii) Exercise price of Warrants: Year 1: $0.15 Year 2: $0.15

   Tier 1 Only: Year 3: N/A Year 4: N/A Year 5: N/A

   (iv) Expiry date of Warrant: Two years after closing.

   (c) Description of Convertible Securities to be issued: **N/A**

   (i) Number/ Aggregate principal amount: ______________________ .

   (ii) Number of Listed Shares to be issued on conversion: ____________.

   (iii) Expiry/Maturity date: ______________________________ .

   (iv) Interest rate: ________________________________.

   (v) Conversion terms: ______________________________.

   (vi) Default provisions: ____________________________.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______________________.

7. Issued and outstanding Listed Shares at the date of the price reservation: **32,618,248**

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Dr. Walter Zierman Age-weighted Profit Share Plan & Trust 1058 Camino Manana Santa Fe, NM 87501 USA	N/A	750,000 Units	2,150,000	5.87%	N/A
Sugar Creek Foundation c/o Treuhandgesellschaft Strub AG Abtswingertweg 1 9490 Vaduz Liechtenstein	N/A	1,000,000 Units	1,500,000	4.09%	N/A
Mr. Neal Krull, 964 Acequia Madre, Santa Fe, NM, 87505 USA	N/A	250,000 Units	375,000	1.02%	N/A
TOTAL		2,000,000			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but

will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: N/A

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

(c) Cash_______.

(d) Securities _______.

(e) Expiry date of any Agent's Option ________.

(f) Exercise price of any Agent's Option _______.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

Property Acquisition announced on March 22, 2005: Thor Lake Rare Metals Property, Yellowknife, NWT.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ☒

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☒ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions:______.

(ii) For Previous Expedited Private Placements:______.

(iii) For this transaction: ________.

Total ((i) + (ii) + (iii)): ________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? (N/A)
   Yes ☐ No ☒
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: April 1, 2005

Donald S. Bubar
Name of Director and/or
Senior Officer

Signature

President & C.E.O.
Official Capacity

APPENDIX "I"

FORM 4C
CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on a one-time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   (a) Name: SUGAR CREEK STIFTUNG

   (b) Complete Address: Postfach 630, Abtswingertweg 1, Vaduz

   (c) Jurisdiction of Incorporation or Creation: Vaduz (Liechtenstein)

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   (a) it is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   (a) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   (e) it has no reasonable grounds to believe that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer, has a beneficial interest in any of the managed accounts for which it is purchasing.

4. If the answer to 2(a) above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
Dr. Wolfgang Strub	Vaduz	Liechtenstein	Liechtenstein

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (see for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta)).

Dated at Vaduz on March 30, 2005.

SUGAR CREEK STIFTUNG
(Name of Purchaser – please print)

(Authorized Signature)

Director
(Official Capacity – please print)

Dr. Wolfgang Strub
(Please print name of individual whose signature appears above, if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT

APPENDIX "I"

FORM 4C
CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on a one-time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   (a) Name: Walter M. Zierman, D.D.S., P.A. Age-Weighted Profit Sharing Plan and Trust

   (b) Complete Address: 1058 Camino Manana, Santa Fe, New Mexico 87501, USA

   (c) Jurisdiction of Incorporation or Creation: New Mexico

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? No

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? No (N/A)

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   (a) it is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   (a) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   (e) it has no reasonable grounds to believe that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer, has a beneficial interest in any of the managed accounts for which it is purchasing.

4. If the answer to 2(a) above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
Walter M. Zierman	Santa Fe	New Mexico	USA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (see for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta)).

Dated at ~~March~~ Santa Fe, New Mexico on March 30, 2005.

Walter M. Zierman, D.D.S., PA Age-Weighted Profit Sharing Plan + Trust
(Name of Purchaser – please print)

[signature]
(Authorized Signature)

Trustee
(Official Capacity – please print)

Walter M. Zierman, Trustee
(Please print name of individual whose signature appears above, if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT


TSX venture
EXCHANGE
TSX

April 12, 2005

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
111 Richmond S. W. – Suite 1005
Toronto, ON M5H 2G4

Attention: Donald Bubar

Dear Mr. Bubar:

**Re: Avalon Ventures Ltd. (the "Company") - Submission #102196
Private Placement**

We wish to advise that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced March 24, 2005:

Number of Shares:	2,000,000 shares
Purchase Price:	$0.12 per share
Warrants:	1,000,000 share purchase warrants to purchase 1,000,000 shares
Warrant Exercise Price:	$0.15 for a period of two years
Number of Placees:	3 placees

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2205 / FAX: (416) 365-2224 / EMAIL: jasmine.handanovic@tsxventure.com.

Yours truly,

Jasmine Handanovic
Analyst, Listed Issuer Services


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: AVALON VENTURES LTD. (the "Issuer").

   Trading Symbol: AVL.

2. Date Price Reservation Form Filed: N/A .

   Date of News Release announcing Private Placement: December 24, 2004.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☒ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $204,000 in Flow-through units

5. Proposed use of proceeds:

   To fund early-stage mineral exploration programs on the Issuer's Mount Thom and Lower Mount Thom "IOCG-type" copper-gold-silver-cobalt properties in central Nova Scotia.

6. (a) Description of shares to be issued:

(i) Class: Common.

(ii) Number: 1,360,000 .

(iii) Price per security: $0.15 .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 780,000 (including 100,000 broker warrants) .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 780,000 .

(iii) Exercise price of Warrants: Year 1: $0.20 Year 2: N/A

Tier 1 Only: Year 3: N/A Year 4: N/A Year 5: N/A

(iv) Expiry date of Warrant: One year after closing.

(c) Description of Convertible Securities to be issued: N/A

(i) Number/ Aggregate principal amount: ______________________ .

(ii) Number of Listed Shares to be issued on conversion: ______________.

(iii) Expiry/Maturity date: ______________________________ .

(iv) Interest rate: ______________________________________.

(v) Conversion terms: ___________________________________.

(vi) Default provisions: _________________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______________________.

7. Issued and outstanding Listed Shares at the date of the price reservation: **30,958,248**

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Joseph Monteith 1296 Prince Albert Court Mississaugua, Ontario L5H 3S1	N/A	70,000 Flow-Through Units	570,000	1.72%	I
Robert Quartermain 1180-999 W. Hastings St. Vancouver, B.C. V6C 2W2	N/A	170,000 Flow-Through Units	250,000	0.75%	
Donald S. Bubar 11 Gainsville Ave. Unionville, Ontario L3R 1W7	N/A	70,000 Flow-Through Units	1,124,500	3.40%	I
R. James Andersen 2597 Lakeshore Blvd. Toronto, Ontario M8V 1G5	N/A	50,000 Flow-Through Units	670,000	2.02%	I
Canadian Small Cap Resource Fund 2004 #900-475 Howe St. Vancouver, B.C. V6C 2B3	N/A	1,000,000 Flow-through units	1,500,000	4.53%	
TOTAL		1,360,000			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

First Associates Investments Inc.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☒ No ☐
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Neil MacDonald, First Associates Investments Inc., #500-550 Burrard St., Vancouver, B.C., V6C 2B5

(c) Cash $12,000.

(d) Securities 100,000 warrants.

(e) Expiry date of any Agent's Option One year after closing.

(f) Exercise price of any Agent's Option $0.20.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

    Flow-through Units

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
    Yes ☐ No ☒
    If Yes, describe all relevant terms:

    ____

    ____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☒ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: None .

(ii) For Previous Expedited Private Placements: None .

(iii) For this transaction: 1,360,000 .

Total ((i) + (ii) + (iii)): 1,360,000.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? (N/A)
   Yes ☐ No ☒
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
      Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: December 24, 2004

Donald S. Bubar
Name of Director and/or
Senior Officer

Signature

President & C.E.O.
Official Capacity


TSX venture
EXCHANGE
TSX

December 29, 2004

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
Suite 1005 – 111 Richmond St. West
Toronto, ON M5H 2G4

Attention: Donald S. Bubar

Dear Sir:

Re: Avalon Ventures Ltd. (the "Company") – Submission # 99504
Private Placement(s) - Expedited

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to Brokered and Non-Brokered Private Placements announced December 24, 2004:

Number of Shares: 1,360,000 flow-through shares

Purchase Price: $0.15 per share

Warrants: 680,000 share purchase warrants to purchase 680,000 shares

Warrant Exercise Price: $0.20 for a one year period

Number of Placees: 5 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Joseph Monteith	Y	70,000
Donald S. Bubar	Y	70,000
R. James Anderson	Y	50,000

Agent:	First Associates Investments Inc., Vancouver, B.C.
Agents' Fee:	100,000 broker warrants. Each broker warrant entitles the holder to acquire one common share at $0.20 for a one year period.
Commission:	$12,000 payable in cash

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2215 / FAX: (416) 365-2224 / EMAIL: brian.rand@tsxventure.com

Yours truly,

Brian Rand
Analyst, Listed Issuer Services

Form 45-501F1

SECURITIES ACT (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501
(Used for a report of a trade made in reliance upon clause 72(1) (b) or (q) of the Act, or Section 2.3, 2.12, 2.13, 2.14 or 2.16 of **Rule 45-501)**

1. **Full name and address of the Seller.**

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1005
Toronto, Ontario
M5H 2G4

2. **Name and address of the issuer of the securities traded.**

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West
Suite 1005
Toronto, Ontario
M5H 2G4

3. **Description of the Securities traded.**

1,360,000 flow-through units at a price of $0.15 per unit. Each Unit consists of one flow-through common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.20 until January 3, 2006.

4. **Date of trade(s).**

December 31, 2004

5. **Particulars of the trade(s)**

Full name and residential address of purchaser	Number and type of securities purchased	Purchase Price Per Unit ($CDN)	Total purchase price (Canadian $)	Exemption relied on
Joseph Monteith 1296 Prince Albert Court Mississauga, Ontario L5H 3S1	70,000 FT Units	$0.15	$10,500	Section 2.1 of MI 45-105
Robert Quartermain 1180 – 999 W. Hastings Street Vancouver, B.C. V6C 2W2	170,000 FT Units	$0.15	$25,500	Section 5.1 of MI 45-103 Ontario Section 2.3 of Rule 45-501

Donald S. Bubar 11 Gainsville Avenue Unionville, Ontario L3R 1W7	70,000 FT Units	$0.15	$10,500	Section 2.1 of MI 45-105
R. James Andersen 2597 Lakeshore Blvd. Toronto, Ontario M8V 1G5	50,000 FT Units	$0.15	$7,500	Section 2.1 of MI 45-105
Canadian Small Cap Resource Fund 2004 #900 – 475 Howe Street Vancouver, B.C. V6C 2B3	1,000,000 FT Units	$0.15	$150,000	Section 5.1 of MI 45-103 Ontario Section 2.3 of Rule 45-501

6. **The Seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in Section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)
First Associates Investments Inc. #500 – 550 Burrard St., Vancouver, BC, V6C 2B5	**$12,000 in cash and 100,000 Warrants exerciseable for one year at a price of $0.20/share**

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

Yes

9. **State the name or title and the telephone number of the person who may be contacted with respect to any questions regarding the contents of this report.**

Donald S. Bubar,
President & CEO,
416-364-4938

10. Certificate of Vendor or Agent of Vendor

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

Dated at Toronto, this 7th day of January 2005

AVALON VENTURES LTD.
(Name of Vendor or Agent——please print)

(Signature)

DONALD S. BUBAR, PRESIDENT & CEO
(Name &Official capacity——please print)

INSTRUCTIONS:

1. In answer to question 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report. Note that the Issuers may file one Form 45-501F1 for a specific transaction that includes the required information for multiple purchasers.

3. If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4 Please print or type and file **two** signed copies with:

Ontario Securities Commission
Suite 1900, Box 55,
20 Queen Street West
Toronto, Ontario
M5H 3S8

MULTILATERAL INSTRUMENT 45-103
FORM 45-103F4
REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

AVALON VENTURES LTD.
111 Richmond Street W., Suite # 1005
Toronto, Ontario M5H 2G4
(416) 364-4938

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdiction in which it is reporting.

The issuer is a reporting issuer in the provinces of Alberta, British Columbia, and Ontario.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 31, 2004

4. For each security distributed:

(a) describe the type of security; and

Flow-Through Common shares ("FT Shares") and warrants to purchase non-flow through shares ("Warrants")

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,360,000 FT Shares and Warrants to purchase 680,000 non-flow-through shares at a price of $0.20 per share for a one year period expiring on January 3, 2006

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**$0.15**	**$175,500**
Ontario	**$0.15**	**$ 28,500**
Total dollar value of distribution in all jurisdictions (Canadian $)		**$204,000**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution (s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
First Associates Investments Inc., #500- 550 Burrard St. Vancouver, BC V6C 2B5	**$12,000 in cash and 100,000 Common Share Purchase Warrants**	Section 74(2)(23) of the Act / December 31, 2004	N/A

CERTIFICATE

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 7, 2005

Avalon Ventures Ltd.
Name of issuer or vendor *(please print)*

Donald S. Bubar, President & CEO
Print name and position of person signing

Signature

MULTILATERAL INSTRUMENT 45-103

FORM 45-103F4
REPORT OF EXEMPT DISTRIBUTION

SCHEDULE

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Joseph Monteith 1296 Prince Albert Court Mississaugua, Ontario L5H 3S1	70,000 FT Units	$10,500	Section 2.1 of MI 45-105
Robert Quartermain 1180 – 999 W. Hastings Street Vancouver, B.C. V6C 2W2	170,000 FT Units	$25,500	Section 5.1 of MI 45-103 Ontario Section 2.3 of Rule 45-501
Donald S. Bubar 11 Gainsville Avenue Unionville, Ontario L3R 1W7	70,000 FT Units	$10,500	Section 2.1 of MI 45-105
R. James Andersen 2597 Lakeshore Blvd. Toronto, Ontario M8V 1G5	50,000 FT Units	$7,500	Section 2.1 of MI 45-105
Canadian Small Cap Resource Fund 2004 #900 – 475 Howe Street Vancouver, B.C. V6C 2B3	1,000,000 FT Units	$150,000	Section 5.1 of MI 45-103 Ontario Section 2.3 of Rule 45-501

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer

from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone (604) 899-6854

Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile (604) 899-6506

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314

Toll free within Canada: 1-877-785-1555



FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

August 18, 2004

Item 3. **Press Release**

A press release disclosing the material change was issued in Toronto, Ontario on August 18, 2004 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

Results of Exploration Drilling Program

The Issuer disclosed the results of a nine hole, 556 metre Phase 1 diamond drilling program on its Mount Thom "IOCG" copper-cobalt-gold property, Truro, Nova Scotia. Some significant copper and cobalt values were intersected and follow up work is planned.

Item 5. **Full Description of Material Change**

Eight holes totalling 384 metres were drilled in the Imperial Copper-Cobalt Zone on 30 metre centres to detail the known zone and test its projected east and west extensions to a maximum vertical depth of 52 metres. All eight holes intersected a zone of intense sericite alteration in fine grained Mississippian age clastic sedimentary rocks containing disseminated and stringer pyrite-chalcopyrite mineralization associated with iron carbonate (ankerite) breccias. The zone extends from surface to a vertical depth of 20-25 metres over an area of at least 200 by 200 metres. Assays of the mineralized intervals from the eight holes produced significant copper and cobalt values ranging from 0.05 to 2.54% Copper and 0.006 to 0.124% Cobalt, over widths ranging from 0.6

to 4.0 metres, associated with anomalous levels of nickel, arsenic, gold and silver. The best intersections assayed 1.01% copper and 0.093% cobalt over 3.0 metres in hole #4 and 1.13% copper and 0.042% cobalt over 3.0 metres in hole #5. However the mineralization did not display sufficient continuity or thickness to define a potential economic resource in the near-surface portion of the Imperial Zone. The potential for stacked zones at depth was not tested and other similar targets defined by soil geochemical anomalies elsewhere on the property also remain to be tested.

One 172 metre hole (Hole #9) was completed to provide a preliminary test of a large magnetic anomaly on the southern part of the property. As predicted by the 3-D inversion model of the ground magnetic data, Hole #9 intersected a magnetic rock unit at a depth of 85 metres below a major fault structure defining the contact with the overlying sequence of Pennsylvanian age sandstones and conglomerates. The magnetic unit consisted of a highly altered mafic to intermediate igneous rock of indeterminate origin, containing minor disseminated pyrite and traces of chalcopyrite, but no visible "IOCG style" iron oxide mineralization. However, analysis of six core samples produced locally anomalous metal values of up to 671 ppm copper, 66 ppm cobalt, 68 ppm nickel, 183 ppm arsenic and 0.19 ppm silver, suggesting a possible genetic connection with the copper-cobalt mineralization in the Imperial Zone.

The results of the Phase 1 drilling program on the Mt. Thom property confirm the presence of widespread anomalous copper-cobalt-gold-silver-nickel-arsenic mineralization on the Mt. Thom property. Further work is required to define areas with potential for larger concentrations of economic grade mineralization and a follow-up program will be designed following a thorough review of all the available technical data.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, *P.Geo.*, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 18th day of August, 2004

AVALON VENTURES LTD.

By: *"D. S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

December 31, 2004

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 4, 2005 and was disseminated through Filing Services Canada to its Full Service Network Timely Disclosure distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Private Placement.

The Issuer has completed the private placement of an aggregate 1,360,000 flow-through units at the price of $0.15 per unit for gross proceeds of $204,000.

Item 5 Full Description of Material Change

On December 31, 2004, the Issuer completed a private placement of an aggregate of 1,360,000 flow-through units at a price of $0.15 per unit for gross proceeds of $204,000. Each unit consists of one flow-through common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one non flow-through common share at a price of $0.20 for a one year period expiring on January 3, 2006.

The Company paid a commission of $12,000 cash plus 100,000 broker warrants (also exerciseable at a price of $0.20 until January 3, 2006) on the placement of 1,000,000 units with the Small Cap Resource Fund 2004 Limited Partnership. The balance of the units were placed with insiders and accredited investors on a non-brokered basis. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 1, 2005.

A list of the purchasers is as follows:

Full name of Purchaser and place of residence	Number of Flow-Through Units Purchased	Price per Flow-Through Unit (Cdn $)	Total Purchase Price (Cdn $)
Mr. Joseph Monteith, Mississauga, ON	70,000	$0.15	$ 10,500
Mr. Donald Bubar, Unionville, ON	70,000	$0.15	$ 10,500
Mr. R. James Andersen, Toronto, ON	50,000	$0.15	$ 7,500
Mr. Robert Quartermain, Vancouver, BC	170,000	$0.15	$ 25,500
Small Cap Resource Fund 2004 LP, Vancouver, BC	1,000,000	$0.15	$ 150,000
TOTAL	**1,360,000**		**$204,000**

The proceeds of the private placement totalling $204,000 will be used to fund exploration programs on the Company's Mount Thom, Lower Mount Thom "IOCG type" copper-gold projects in Nova Scotia. This work will include diamond drilling on a copper-gold target already defined on the Mount Thom property.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

January 10, 2005.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. Date of Material Change

January 25, 2005

Item 3. News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 25, 2005 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. Summary of Material Change

New Mineral Property Option Agreements.

The Issuer has entered into two mineral property option agreements with Teck Cominco Limited ("Teck Cominco") whereby the Issuer can earn up to a 100% interest in each of the Red Hill copper-zinc-silver property, Kamloops, BC and the U6 Savant gold property, Conant Twp, ON for expenditure commitments and units comprising shares and warrants of the Issuer. Teck Cominco will retain certain back-in rights and will have a right of first offer to participate in future mineral property acquisitions by the Issuer until Dec. 31, 2008.

Item 5. Full Description of Material Change

On January 25, 2005, agreements were executed with Teck Cominco providing the Issuer with the right to acquire up to a 100% undivided interest in each of Teck Cominco's U6 Savant gold property located in Conant Township in the Savant Lake area of northwestern Ontario and Red Hill copper-zinc-silver ("Cu-Zn-Ag") property located near Kamloops in southern British Columbia, subject to certain back-in rights retained by Teck Cominco.

To earn its interest in the U6 Savant property, the Issuer must incur $500,000 in expenditures on the property over four years according to the following schedule:

(a) on or before December 31, 2005, an aggregate $50,000 in expenditures, which is a firm commitment; and

(b) on or before December 31, 2006, an aggregate $200,000 in expenditures; and

(c) on or before December 31, 2007, an aggregate $350,000 in expenditures; and

(d) on or before December 31, 2008, an aggregate $500,000 in expenditures.

To earn its interest in the Red Hill property, the Issuer must incur expenditures totaling $1,200,000 over four years according to the following schedule:

(e) on or before December 31, 2005, an aggregate $50,000 in expenditures, which is a firm commitment; and

(f) on or before December 31, 2006, an aggregate $300,000 in expenditures; and

(g) on or before December 31, 2007, an aggregate $700,000 in expenditures; and

(h) on or before December 31, 2008, an aggregate $1,200,000 in expenditures.

Under both agreements, Teck Cominco would retain a 2% NSR royalty interest and certain back-in rights to re-acquire up to a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn a 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest.

In addition, subject to regulatory approval, the Issuer will issue 300,000 units to Teck Cominco, each unit consisting of one common share and one-third of one non-transferable share purchase warrant, each whole warrant entitling Teck Cominco to purchase one common share of the Issuer at a price of $0.30 for a period of two years from the date of issue of the warrants.

Further, the Issuer will grant to Teck Cominco certain priority rights primarily in the form of a right of first offer with respect to participation in any other mineral properties that the Issuer may acquire in the future, such rights to expire on the vesting dates of the Red Hill and U6 property agreements, which is December 31, 2008. Finally, the Issuer and Teck Cominco have agreed to terminate a disputed historical financing agreement between Teck Cominco and a predecessor company to the Issuer called Keith Resources Ltd., that was signed in 1991.

The first year work programs planned for both properties will initially consist primarily of geological compilation work to be followed by diamond drilling. The compilation work on both properties and initial drilling at U6 Savant will be financed through a re-allocation of funds from the $204,000 flow-through private placement that the Issuer completed on December 31, 2004.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officers

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9. Date of Report

January 31, 2005

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. Date of Material Change

March 22, 2005

Item 3. News Release

A press release disclosing the material change was issued in Toronto, Ontario on March 22, 2005 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. Summary of Material Change

New Mineral Property Acquisition.

The Issuer has entered into an agreement with Beta Minerals Inc. ("Beta") whereby the Issuer will acquire title to five mining leases located in the Mackenzie Mining District, NWT covering the Thor Lake rare metals deposit for 2.5 million treasury common shares and 250,000 share purchase warrants of the Issuer at a deemed value of $300,000.

Item 5. Full Description of Material Change

On March 22, 2005, the Issuer entered into an agreement with Beta Minerals Inc ("Beta") whereby the Issuer will acquire title to five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District, NWT, 100km southeast of Yellowknife. The property is being acquired as part of the Issuer's corporate strategy to focus its mineral exploration and development efforts on rare metals with high technology applications.

Thor Lake is a world class rare metals deposit comprised of at least five distinct mineralized zones, which are variably enriched in Beryllium, Tantalum, Niobium, Zirconium, Yttrium, Gallium and Rare Earth Elements ("REE's") such as Cerium, Neodymium and Europium. Over $12 million has been invested in the property since rare metal mineralization was first discovered in the area in 1976 by Highwood Resources Ltd.,

a predecessor company to Beta. This included underground development work, bulk sampling and metallurgical testwork on the North 'T' deposit which hosts a high-grade resource of beryllium plus significant associated yttrium and REE's, and is generally regarded as the richest beryllium deposit in the world. Most of the previous work on the property has focused on exploiting the beryllium potential of the deposit, but the Issuer has concluded that the yttrium and REE potential deserve new consideration in view of strengthening demand for these rare elements. Assays as high as 9.4% Y_2O_3 (yttrium oxide) have been documented on the property and other mineralized zones show potential for development as resources of zirconium, tantalum and niobium. All of these rare metals have unique properties that are in increasing demand for applications in high-technology, and the Issuer plans to initiate new rare metals market studies as a major component of its evaluation of the economic potential of the property.

To acquire title to the property, the Issuer will pay Beta 2,500,000 treasury shares at a deemed price of $0.12 per share (the "Shares") plus 250,000 share purchase warrants exerciseable at a price of $0.25 per share for two years from the date of issue (the "Warrants"). The Shares and any shares issued on exercise of the Warrants will be subject to a four month hold period from the date of issue.

The letter agreement is binding upon the parties subject only to TSXV approval and execution of a definitive Purchase and Sale agreement. The transaction is expected to close by April 30, 2005. The property is subject to a combined 5.5% NSR-type royalty interest retained by third parties. No significant environmental liabilities were identified.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis of confidentiality, however, historical resource and reserve estimates for the deposit are omitted pending an audit of these reserves and resources by an independent Qualified Person, for compliance with reporting requirements under NI 43-101. Nevertheless, these historical resource and reserve estimates are readily accessible in the published literature.

Item 8. Executive Officers

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9. Date of Report

March 29, 2005

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

April 15, 2005

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on April 18, 2005 and was disseminated through Filing Services Canada to its Full Service Network Timely Disclosure distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Private Placement.

The Issuer has completed the private placement of an aggregate 2,000,000 units at the price of $0.12 per unit for gross proceeds of $240,000.

Item 5 Full Description of Material Change

On April 15, 2005 the Issuer completed a non-brokered private placement of an aggregate of 2,000,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $240,000. Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one common share at a price of $0.15 for a two year period expiring on April 16, 2007.

No commissions or finders fees were paid in connection with this transaction. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on August 16, 2005.

A list of the purchasers is as follows:

Full name of Purchaser and place of residence	Number of Units Purchased	Price per Unit (Cdn $)	Total Purchase Price (Cdn $)
Dr. Walter Zierman, Age-weighted Profit Share Plan & Trust, Santa Fe, NM, USA	750,000	$0.12	$ 90,000
Sugar Creek Stiftung, Vaduz, Leichtenstein	1,000,000	$0.12	$ 120,000
Mr. Neal Krull, Santa Fe, NM, USA	250,000	$0.12	$ 30,000
TOTAL	**2,000,000**		**$240,000**

The proceeds of the private placement totaling $240,000, will be used primarily for working capital. It is anticipated that some of the proceeds will be allocated to the new Thor Lake rare metals project once the acquisition agreement has been completed and the transaction closed.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

April 19, 2005.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

August 1, 2005

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on August 3, 2005 and was disseminated through Filing Services Canada to its Full Service Network Timely Disclosure distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Exercise of Share Purchase Warrants.

The Issuer received proceeds of $195,000 in new exploration funding from the issuance of 975,000 flow-through common shares following the exercise of an equivalent number of share purchase warrants at a price of $0.20 per share.

Item 5 Full Description of Material Change

The Issuer received proceeds of $195,000 from the issuance of 975,000 common shares at a price of $0.20 per share, following the exercise of an equivalent number of share purchase warrants, prior to their expiry on August 1, 2005.

Following an agreement to modify the tax benefits attached to the shares issuable upon exercise of the warrants, reached between the Company and the warrant holders effective July 20, 2005, the 975,000 common shares issued upon exercise of the warrants were flow-through, as opposed to non-flow-through, common shares. No other terms of the original subscription agreement executed on July 29, 2003, pursuant to which the warrants were issued, were modified.

The proceeds of the warrant exercise will be utilized for CEE and FTME Tax Credit eligible expenditures on the Company's Red Hill copper-zinc-silver-gold project located near Kamloops, B.C., This will include a 1500 metre diamond drilling program scheduled to begin in September, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

August 4, 2005.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

January 20 and 23, 2006

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 20, 2006 and was disseminated through the facilities of Canada News Wire to its full distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Closing of Private Placement of Units and Exercise of Share Purchase Warrants.

The Issuer received proceeds of $1,575,000 from the issuance of 3,500,000 units priced at $0.45 per unit and a further $1,173,100 following the exercise of 3,969,000 share purchase warrants bringing the Company's issued capital to 47,027,598 shares as at the date of this report and its working capital position to approximately $3 million.

Item 5 Full Description of Material Change

On January 20, the Issuer closed a non-brokered private placement of 3,500,000 non-flow-through units at a price of $0.45 per unit for total proceeds of $1,575,000. Each unit consisted of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21, 2008. No commissions or finders fees were paid in connection with this financing. The securities issued and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 21, 2006.

Most of the previously-unexercised common share purchase warrants expiring on January 3 ($0.20), January 9, 2006 ($0.29) and January 23, 2006 ($0.30) were exercised prior to

expiry resulting in additional proceeds to the treasury of $1,173,100. As at the date of this report, the Issuer's issued and outstanding shares totalled 47,027,598 and the Issuer had working capital totalling approximately $3 million.

The proceeds from the private placement and exercise of warrants will be used to fund work programs in 2006 on the Issuer's Thor Lake and Separation Rapids rare metals projects, the Red Hill copper-zinc-silver project, the U6 Savant Gold Project and for general corporate purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

January 27, 2006.

Financial Statements

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2006

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at February 28, 2006 and August 31, 2005
Unaudited - See Notice to Reader

	February 28, 2006	August 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 2,873,981	$ 431,420
Receivables and prepaid expenses	61,089	32,785
	2,935,070	464,205
Investments	22,143	22,143
Resource Properties (note 2)	4,147,755	3,819,587
Property, Plant and Equipment	4,916	5,783
	$ 7,109,884	$ 4,311,718
Liabilities		
Current Liabilities		
Accounts payable	$ 183,541	$ 178,962
Shareholders' Equity		
Share Capital (note 3)	23,310,033	20,231,715
Contributed Surplus (note 4)	295,241	146,294
Deficit	(16,678,931)	(16,245,253)
	6,926,343	4,132,756
	$ 7,109,884	$ 4,311,718

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Periods Ended February 28
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Revenue				
Interest income	$ 9,385	$ 347	$ 9,358	$ 101
Foreign exchange	33,702	-	33,702	-
	43,087	347	43,060	101
Expenses				
Amortization	867	758	433	447
Consulting fees	87,284	28,920	66,050	16,320
Directors' fees and expenses	5,000	6,092	2,500	3,053
Interest and financing costs	664	2,336	267	712
Office and general	7,531	5,004	2,082	2,528
Professional fees	38,987	54,415	27,987	36,175
Public and investor relations	70,560	16,306	29,830	7,811
Rent and utilities	5,953	6,011	2,870	3,318
Salaries and benefits	45,344	3,144	22,669	3,144
Shareholders' information	23,393	17,399	13,165	11,000
Stock based compensation	147,415	-	70,577	-
Transfer and filing fees	34,328	14,357	29,345	13,393
Travel	9,439	3,609	5,680	1,019
	476,765	158,351	273,455	98,920
Loss Before the Undernoted Items	(433,678)	(158,004)	(230,395)	(98,819)
Gain on Sale of Investments	-	12,044	-	-
Loss for the Period	(433,678)	(145,960)	(230,395)	(98,819)
Deficit - Beginning of Period	(16,245,253)	(15,772,520)	(16,448,536)	(15,819,661)
Deficit - End of Period	$ (16,678,931)	$ (15,918,480)	$ (16,678,931)	$ (15,918,480)
Loss per Share	$ (0.01)	$ -	$ (0.01)	$ -
Weighted Average Number of Common Shares Outstanding	40,844,968	31,417,364	42,958,298	31,417,364

Avalon Ventures Ltd.

Cash Flow Statements
For the Periods Ended February 28
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (340,275)	$ (92,278)	$ (199,069)	$ (65,717)
Interest received	9,385	347	9,358	101
Interest paid	(3,440)	(3,920)	(3,440)	(3,920)
	(334,330)	(95,851)	(193,151)	(69,536)
Cash Flows from Financing Activities				
Share capital	2,603,850	165,378	2,272,100	165,378
Warrants	476,000	26,622	476,000	26,622
	3,079,850	192,000	2,748,100	192,000
Cash Flows from Investing Activities				
Resource property expenditures	(315,459)	(129,298)	(88,996)	(34,821)
Proceeds from sale of resource properties	12,500	-	-	-
Proceeds from sale of investments	-	59,544	-	-
Purchase of plant, property and equipment	-	(1,817)	-	(1,817)
	(302,959)	(71,571)	(88,996)	(36,638)
Change in cash and cash equivalents	2,442,561	24,578	2,465,953	85,826
Cash and cash equivalents - beginning of period	431,420	257,020	408,028	195,772
Cash and cash equivalents - end of period	$ 2,873,981	$ 281,598	$ 2,873,981	$ 281,598
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ -	$ 45,000	$ -	$ 45,000
Warrants issued to acquire resource properties	-	2,700	-	2,700
Warrants issued for commissions paid	-	3,915	-	3,915
Stock options granted to directors, officers and consultants	147,415	-	70,577	-

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2005 annual report.

Avalon Ventures Ltd.

Notes to the Financial Statements
For the Six Months Ended February 28, 2006
Unaudited - See Notice to Reader

2. Resource Properties

	February 28, 2006						
	Separation Rapids Rare Metals	**Warren Township Anorthosite Project**	**Thor Lake Rare Metals Project**	**U6 Savant Gold Project**	**Red Hill Copper-Zinc-Silver Project**	**Other**	**Total**
Diamond drilling	$ -	$ -	$ -	$ -	$ 181,715	$ -	$ 181,715
Environmental studies/permitting	-	-	2,791	-	-	-	2,791
Geology	75	818	99,794	13,631	-	1,582	115,900
Geophysical	-	-	-	-	8,500	-	8,500
Metallurgical/market studies	17,402	1,460	-	-	-	-	18,862
Other	400	-	-	-	-	-	400
Current expenditures	17,877	2,278	102,585	13,631	190,215	1,582	328,168
Balance - August 31, 2005	3,232,125	106,058	341,698	34,042	88,951	16,713	3,819,587
Balance - February 28, 2006	$ 3,250,002	$ 108,336	$ 444,283	$ 47,673	$ 279,166	$ 18,295	$ 4,147,755

Avalon Ventures Ltd.

Notes to the Financial Statements
For the Six Months Ended February 28, 2006
Unaudited - See Notice to Reader

2. Resource Properties (continued)

	February 28, 2005							
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Acquisition costs	$ -	$ -	$ 5,000	$ -	$ 23,850	$ 23,850	$ 402	$ 53,102
Diamond drilling	-	-	7,431	-	-	-	-	7,431
Feasibility/engineering studies	-	5,784	-	-	-	-	-	5,784
Geochemical	-	-	528	-	-	-	-	528
Geology	-	6,602	1,586	10,000	2,645	2,877	635	24,345
Geophysical	-	-	24,033	-	-	-	-	24,033
Metallurgical/market studies	-	42,637	-	-	-	-	-	42,637
Other	400	-	-	-	-	-	-	400
Current expenditures	400	55,023	38,578	10,000	26,495	26,727	1,037	158,260
Balance - August 31, 2004	3,236,845	55,656	186,179	62,753	-	-	10,574	3,552,007
Balance - February 28, 2005	$ 3,237,245	$ 110,679	$ 224,757	$ 72,753	$ 26,495	$ 26,727	$ 11,611	$ 3,710,267

3. Share Capital

a) Authorized:

25,000,000 preferred shares without par value
Unlimited common shares without par value

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2005	38,153,598	$ 19,664,035
Issued: for cash	3,500,000	1,099,000
exercise of warrants	5,374,000	2,000,214
Balance - February 28, 2006	47,027,598	$ 22,763,249
Warrants		
Balance - August 31, 2005	6,552,650	$ 567,680
Issued: for cash	1,750,000	476,000
Exercised	(5,374,000)	(495,364)
Cancelled/Expired	(14,000)	(1,532)
Balance - February 28, 2006	2,914,650	$ 546,784
		$ 23,310,033

During the six months ended February 28, 2006, the Company:

i) Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

The estimated fair market value of the warrants totalled $476,000 and this amount has been allocated to the warrant component of the units. The fair values of these warrants were estimated at the issuance date based on the Black-Scholes pricing model using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	3.79%
Expected life	2.0 years
Expected volatility	96%

3. Share Capital (continued)

ii) Issued 5,374,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,504,850. The Company has allocated the $495,364 recorded value of these warrants to the common shares.

c) Warrants

As at February 28, 2006 the following warrants were issued and outstanding:

i) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring February 26, 2007;

ii) 875,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007;

iii) 250,000 non-flow-through warrants entitling the holder to purchase one common share at $0.25 per share, expiring May 2, 2007; and

iv) 1,750,000 non-flow-through warrants entitling the holder to purchase one common share at $0.55, expiring January 20, 2008.

During the six months ended February 28, 2006, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2005	6,552,650	$ 0.23
Issued	1,750,000	0.55
Exercised	(5,374,000)	0.28
Expired/Cancelled	(14,000)	0.30
Balance - February 28, 2006	2,914,650	$ 0.40

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years.

3. Share Capital (continued)

During the six months ended February 28, 2006, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2005	2,075,000	$ 0.31
Granted	775,000	0.44
Balance - February 28, 2006	2,850,000	$0.34

During the six months ended February 28, 2006 the Company granted:

i) 225,000 fully vested stock options to employees, directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 per share until November 22, 2010. The estimated fair value of these options was $76,838 and this amount has been expensed as stock-based compensation.

ii) an aggregate of 350,000 stock options to six consultants. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.40 per share until October 3, 2007. These options will vest at the rate of 25% every three months following October 3, 2005.

As at February 28, 2006, 87,500 of these options are vested and 58,322 have been accrued. The estimated fair value of these 145,822 options totalled $53,194 and this amount has been expensed as stock based compensation.

iii) 200,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 until December 14, 2007. These options will vest at the rate of 25% every three months following December 14, 2005.

As at February 28, 2006, 41,667 options have been accrued. The estimated fair value of these options totalled $17,383 and this amount has been expensed as stock based compensation.

The fair value of the stock options to employees, directors and officers was estimated at the grant date, and the options to consultants were estimated at the service completion date, based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.85%
Expected life	3.5 years
Expected volatility	92%

3. Share Capital (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at February 28, 2006 the following options were vested and outstanding:

Option Price	Number of Options		Weighted Average
	Unvested	Vested	Remaining Contractual Life
$ 0.75	-	100,000	0.1 years
$ 0.58	-	150,000	0.3 years
$ 0.48	200,000	225,000	3.4 years
$ 0.40	262,500	87,500	1.6 years
$ 0.38	-	300,000	0.6 years
$ 0.27	-	325,000	1.0 years
$ 0.25	-	677,500	3.0 years
$ 0.20	-	522,500	2.1 years
	462,500	2,387,500	

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2005	$ 120,368
Granted to employees, directors and officers	76,838
Granted to consultants	70,577
Balance - February 28, 2006	$ 267,783

Expired Warrants and Options

Balance - August 31, 2005	$ 25,926
Expired warrants	1,532
Balance - February 28, 2006	$ 27,458
	$ 295,241

5. Related Party Transactions

During the six months ended February 28, 2006 the Company:

a) incurred consulting fees of $29,500 with a director, of which $29,500 were deferred as resource property costs. As at February 28, 2006, accounts payable included $4,815 payable to this director.

b) incurred accounting fees of $13,175 with an accounting firm in which an officer is a partner. As at February 28, 2006, accounts payable included $20,070 payable to this accounting firm.

c) As at February 28, 2006, accounts payable included $5,000 in directors' fees payable to the Company's directors.

6. Subsequent Events

Subsequent to the six months ended February 28, 2006:

a) The Company issued 75,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options by a former officer of the Company for cash proceeds of $18,750.

b) The Company issued 400,000 incentive stock options to officers of the Company. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $0.69 per share for five years from the date of grant. Of this total, 200,000 are fully vested. The balance of 200,000 options will vest at the rate of 50,000 per year with the first 25,000 vesting six months from the date of grant.

c) 100,000 of the Company's incentive stock options exercisable at $0.75 expired unexercised.

Percentage of Total REE + Y in Major Bastnäsite Sources Compared with Thor Lake Samples

	T-707L*	Fergusonite†	Bastnäsite MT. Pass	Bastnäsite Bayan Obo	Bastnäsite Maoniuping Sichuan
La	15.15	0.35	33.20	23.00	40.45
Ce	33.20	4.43	49.10	50.00	46.55
Pr	4.98	1.68	4.34	6.20	3.17
Nd	16.18	15.64	12.00	18.50	9.04
Sm	3.73	10.35	0.79	0.80	0.71
Eu	0.52	1.63	0.12	0.20	0.07
Gd	3.94	14.29	0.17	0.70	0.20
Tb	0.73	1.77	0.16	0.10	0.04
Dy	3.53	9.77	0.03	0.10	0.05
Ho	0.79	1.21	0.005	tr	0.01
Er	1.87	4.06	0.004	tr	0.03
Tm	0.25	0.65	0.009	tr	0.003
Yb	1.60	4.43	0.006	tr	0.009
Lu	0.25	0.68	0.0001	tr	0.001
Y	13.28	29.05	0.09	0.5	0.10
Totals	100.00	99.94	99.86	100.1	100.4

* T-707L Lake Zone, DDH 81-1 218-223.5' $\sum$REE + Y = 4.82 wt.%

† Average fergusonite composition from Lake Zone based on three sample analyses from thesis by Pinckston, D.R., (1989)

Bastnasite analyses from historical data gathered by A. Mariano

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the three and six month periods ended February 28, 2006

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three and six month periods ended February 28, 2006. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***April 13, 2006***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits.

The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties and are at a more advanced stage with defined mineral reserves (Separation Rapids) or resources delineated (Warren Township) that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

In 2005, the Company acquired title to a third advanced project; the Thor Lake beryllium, tantalum, niobium, zirconium, yttrium and REE's property in the Northwest Territories. This property has a resource of beryllium mineralization defined by previous operators and considerable potential for delineation of new resources of REE's which are experiencing strong growth in demand from the automotive industry. Markets for mineral commodities in general have strengthened over the past two years and some of the strongest demand growth has been for

rare metals with high technology applications. This trend also applies to industrial minerals like the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged late in the fiscal 2005 year.

Developing our advanced industrial minerals projects to production and cash flow remains management's top priority. At the same time management continues to evaluate new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. The Company's recently completed financing, and recent exercises of warrants, have increased the Company's working capital position to approximately $2.7 million as at the date of this report, and will provide the Company with financial flexibility to advance its priority projects in 2006 while continuing to look for new strategic opportunities.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2005**	**2004**	**2003**
	$	$	$
Net revenues	414	1,478	2,685
Loss before discontinued operations and extraordinary items	472,733	1,670,178	904,603
Loss before discontinued operations and extraordinary items, per share	0.02	0.06	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	472,733	1,670,178	904,603
Net loss, per share	0.02	0.06	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	4,311,718	3,919,123	4,670,723
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until any new operations begin to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures during the three months ended February 28, 2006 totalled $61,883 (2004 - $91,832), of which $48,279 (78%) was expended on the Thor Lake Rare Metals project in the Northwest Territories. The remaining resource property expenditures, totalling $13,604, were expended on the Separation Rapids lithium-tantalum property, the U6 Savant gold and the Red Hill copper-zinc-silver VMS prospect. Most of these expenditures were funded from the proceeds realized from the exercise of flow through warrants in August, 2005 and new funds allocated to working capital secured through the exercise of non-flow-through share purchase warrants during the previous quarter.

Expenditures on the **Thor Lake project** in the first quarter were related to the comprehensive core re-sampling program on the Lake Zone REE mineralization. Analysis and interpretation of this extensive new dataset is ongoing including detailed petrographic studies to determine the mineralogy of the REE mineralization in the Lake Zone, as this is fundamental to designing a suitable extractive process. This work is being carried out by Dr, D. L. Trueman, P. Geo., consulting geologist, and by Dr. A. Mariano, consulting mineralogist.

Plans to carry out a winter diamond drilling program on the Lake Zone REE target, were postponed until the summer due to unseasonably mild weather and a lack of available drilling contractors. Also, the delay gives the Company more time to fully discharge its consultation obligations with local aboriginal communities prior to filing an application for a land use permit. In the meantime, the Company will be carrying out a scoping study to model potential development scenarios for the Lake Zone REE deposit and help in the design of the definition drilling program. Wardrop Engineering is being contracted to conduct this study with input from the Company's expert consultants on REE's.

Expenditures on the **Separation Rapids lithium-tantalum** property during the quarter totalled $3,975. These were related to consulting fees incurred for planning the winter bulk sampling program, following the receipt of confirmation, through Amalgamet Canada, that the results of test work carried out with the original 6 tonne sample, provided from the project, were positive.

Moncrief Construction Ltd. of Kenora, ON was contracted in March to prepare a minimum 300 tonne bulk sample of the crushed petalite ore for delivery to the prospective customer which will reportedly be used for advanced product development work. The bulk sampling work was still in progress as at the date of this report and was scheduled for completion later in April.

The Company is financing this work program but anticipates eventually being reimbursed for its direct costs by this potential customer. Management is optimistic that the current work will lead to requests for additional product test samples later this year and ultimately to a long term supply contract.

On the **Red Hill copper-zinc-silver VMS** prospect, Kamloops, B.C. work during the quarter was limited to reviewing and compiling data from the fall drilling program which was highlighted by the intersection two narrow bands of massive sulphide mineralization producing assays of 2.08% copper, 7.5 g/t silver over 1.35 metres and 0.56% copper, 0.79g/t silver over 2.95 metres. This hole, and the two others drilled on the Red Hill grid, will be surveyed with borehole Pulse EM during the third quarter, after which a follow-up drilling program will be carried out. A technical

report on the program will be completed during the third quarter by consulting geologist Jean-Philippe Desrochers, Ph.D., P.Geo.

Expenditures on the **U6 Savant gold project** during the quarter totaling $4,208, were incurred in the preparation of a technical report on the 2005 detailed geological mapping and channel sampling carried out by Jean-Philippe Desrochers, P.Geo. This report was filed for assessment purposes in January. A minimum 600 metre drilling program is planned for the summer to test the gold target identified in 2005.

On the **Warren Township anorthosite** project, a new expression of interest in the calcium feldspar product was received from a potential customer in the glass industry. Meetings with the customer are planned for the third quarter to discuss possibilities for preparation and delivery of product bulk samples.

Administration

Administrative expenses for the three months ended February 28, 2006 totalled $273,455, compared with $98,920 during the comparable quarter in 2005. This is a reflection of the increased level of business activity. The major areas of increased expenditures were for stock-based compensation ($70,577) related to options issued to consultants, increased public and investor relations activities ($29,830), increased salaries and benefits ($22,669) and increased consulting fees ($66,050) paid to international business consultants. Higher transfer and filing fees of $29,345 were related to the transfer agent handling more of the duties related to preparation and mailing of the Annual Report and the costs associated with the exercise of warrants and completion of the private placement. Other administrative costs were generally comparable to the previous year.

The Company's revenue of $43,060 during the quarter was from interest income ($9,358 compared with $101 in the comparable quarter in 2005) and a foreign exchange gain of $33,702 which was related to private placement subscriptions received in US dollars during a period when the Canadian dollar was fluctuating. This resulted in an operating loss of $230,395 and since the Company did not write-off any properties or sell any investments during the quarter, the net loss for the quarter was also $230,395 or less than $0.01 per share. This loss compares to a loss of $98,819 during the comparable quarter in 2005, the difference being mainly attributable to the increased business activity and attendant increase in operating costs.

Expenditures on public and investor relations activities during the quarter totalled $29,830, a sharp increase over the comparable period a year ago when such expenditures totalled just $7,811. The Company has made a concerted effort to increase its investor relations activities in 2006, in response to increased market interest in the rare metals and junior mining companies generally. This involved participation in two investment conferences during the quarter, and increased advertising.

During the quarter, the Company renewed its contracts with Agora Investor Relations and Stockgroup Information Systems Inc. for another year, to continue with their internet-based marketing programs. The Company also retained the services of Proteus Capital Corp. ("Proteus") of New York, NY, as a Financial Advisor to assist management in formulating corporate strategy to help grow the Company's profile in international markets and generally assist the Company in realizing its rare metals business objectives. Proteus is preparing an information memorandum on the Company for distribution to the international financial

community which has not been completed. Proteus was granted 200,000 incentive stock options exerciseable at $0.48 per share for a period of two years as part of its compensation arrangement with the Company.

Subsequent to the end of the quarter, the Company announced the appointment of Ms. Marie D. Thorne to the position of Corporate Secretary effective April 1. Ms. Thorne's appointment follows the resignation of Mr. Ralph Dalgarno, who served the Company as Corporate Secretary for the past two years on a part-time basis, during a period of reduced business activity.

As part of her compensation package, Ms. Thorne was granted 200,000 incentive stock options exerciseable at a price of $0.69 for a period of five years from the date of grant of the option, which was March 13, 2006. The options will vest at the rate of 50,000 per year with the first 25,000 vesting six months from the date of grant of the option. On the same date, 100,000 fully vested incentive stock options were issued to each of the two other executive officers of the Company also exerciseable at $0.69 for a period of five years

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	**2006**		**2005**				**2004**	
For the Quarters Ended	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**
	$	$	$	$	$	$	$	$
Net revenues	43,087	27	34	33	101	246	470	860
Loss before discontinued operations and extraordinary items	230,395	203,283	253,467	73,306	98,819	47,141	1,309,298	91,225
Loss before discontinued operations and extraordinary items, per share	0.01	-	0.01	0.01	-	-	0.05	-
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	230,395	203,283	253,467	73,306	98,819	47,141	1,309,298	91,225
Net loss, per share	0.01	0.01	0.01	0.01	-	-	0.05	-
Net loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties and administrative expenses. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.

As at February 28, 2006, the Company had working capital of $2,773,672 (including investments of $22,143) and cash on hand of $2,873,981, more than adequate to cover the Company's near term cash requirements, given its relatively low-cost administrative structure.

During the quarter, the Company closed a non-brokered private placement of non-flow-through units at a price of $0.45 per unit with the issuance of 3,500,000 units to the subscribers, resulting in total proceeds to the Company of $1.575 million. Each unit consisted of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21 2008.

In addition, during the quarter, 3,969,000 warrants expiring in January, 2006, were exercised, resulting in an additional $1,173,100 in proceeds to the Company while 14,000 warrants expired unexercised.

In view of this increasing working capital position, management is confident that is has sufficient funding for its planned work programs on its priority projects in 2006. However, a joint venture with an industry partner or end-user remains an attractive alternative for financing the next stage of development on the Company's three advanced projects at Separation Rapids, Thor Lake and Warren Township projects, where capital requirements may be relatively large.

Off Balance Sheet Arrangements

As at February 28, 2006 the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended February 28, 2006 the Company:

a) incurred consulting fees of $29,500 with a director, of which $29,500 were deferred as resource property costs. As February 28, 2006 accounts payable included $4,815 payable to this director.

b) incurred accounting fees of $13,175 with an accounting firm in which an officer is a partner. As at February 28, 2006, accounts payable included $20,070 payable to this accounting firm.

c) As at February 28, 2006, accounts payable included $5,000 in directors' fees payable to the Company's directors.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that this Special Licence Application will be approved, but there is no certainty, particularly with regard to timing.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at February 28, 2006 is $317,913, which is $4,230 lower than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. With the possible exception of Separation Rapids, the Company does not have sufficient funds to put any of its resource interests into production using its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the quarter, the Company closed a non-brokered private placement of non-flow-through units at a price of $0.45 per unit with the issuance of 3,500,000 units to the subscribers, resulting in total proceeds to the Company of $1.575 million. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21, 2008.

Also during the quarter, the Company issued a further 3,969,000 common shares pursuant to the exercise of warrants expiring in January, 2006, resulting in an additional $1,173,100 in proceeds to the Company. Finally, subsequent to the end of the quarter, 75,000 common shares were issued pursuant to the exercise of incentive stock options.

Accordingly, as at the date of this report, the Company had issued and outstanding 47,102,598 common shares with a recorded value of $22,795,049.

b) *Warrants*

As at the date of this report, the Company had an aggregate of 2,914,650 warrants outstanding with a weighted average exercise price of $0.40.

c) *Options*

During the quarter, the Company issued 200,000 incentive stock options to a consultant, exerciseable for two years at a price of $0.48 per share. These options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

Subsequent to the end of the quarter, the Company issued 400,000 incentive stock options to three officers at an exercise price of $0.69, expiring March 13, 2011. 200,000 of these options were granted to the newly appointed Corporate Secretary as part of her compensation package which will vest at the rate of 50,000 per year with the first 25,000 vesting six months from the date of grant of the option. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

100,000 incentive options exerciseable at $0.75 expired unexercised subsequent to the end of the quarter on March 14, 2006.

As at the date of this report, the Company had an aggregate of 3,075,000 incentive stock options outstanding with a weighted average exercise price of $0.38.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

FILE NO. 82-4427

Financial Statements

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2005

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at November 30, 2005 and August 31, 2005
Unaudited - See Notice to Reader

	November 30, 2005	August 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 408,028	$ 431,420
Receivables and prepaid expenses	20,770	32,785
	428,798	464,205
Investments	22,143	22,143
Resource Properties (note 2)	4,085,872	3,819,587
Property, Plant and Equipment	5,349	5,783
	$ 4,542,162	$ 4,311,718
Liabilities		
Current Liabilities		
Accounts payable	$ 204,101	$ 178,962
Shareholders' Equity		
Share Capital (note 3)	20,563,465	20,231,715
Contributed Surplus (note 4)	223,132	146,294
Deficit	(16,448,536)	(16,245,253)
	4,338,061	4,132,756
	$ 4,542,162	$ 4,311,718

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Three Months Ended November 30, 2005
Unaudited - See Notice to Reader

	2005	2004
Revenue		
Interest income	$ 27	$ 246
Expenses		
Amortization	434	311
Consulting fees	21,234	12,600
Directors' fees and expenses	2,500	3,039
Interest and financing costs	397	1,624
Office and general	5,449	2,476
Professional fees	11,000	18,240
Public and investor relations	40,730	8,495
Rent and utilities	3,083	2,693
Salaries and benefits	22,675	-
Shareholders' information	10,228	6,399
Stock-based compensation	76,838	-
Transfer and filing fees	4,983	964
Travel	3,759	2,590
	203,310	59,431
Loss Before the Undernoted Items	(203,283)	(59,185)
Gain on Sale of Investments	-	12,044
Loss for the Period	(203,283)	(47,141)
Deficit - Beginning of Period	(16,245,253)	(15,772,520)
Deficit - End of Period	$ (16,448,536)	$ (15,819,661)
Loss per Share	$ (0.01)	$ -
Weighted Average Number of Common Shares Outstanding	38,754,862	30,958,248

Avalon Ventures Ltd.

Cash Flow Statements
For the Three Months Ended November 30, 2005
Unaudited - See Notice to Reader

	2005	2004
Cash Flows from Operating Activities		
Cash paid to suppliers and employees	$ (141,206)	$ (26,561)
Interest received	27	246
	(141,179)	(26,315)
Cash Flows from Financing Activities		
Share capital	331,750	-
Cash Flows from Investing Activities		
Resource property expenditures	(226,463)	(94,477)
Proceeds from sale of resource properties	12,500	-
Proceeds from sale of investments	-	59,544
	(213,963)	(34,933)
Change in cash and cash equivalents	(23,392)	(61,248)
Cash and cash equivalents - beginning of period	431,420	257,020
Cash and cash equivalents - end of period	$ 408,028	$ 195,772
Non-cash financing and investing activities		
Stock options granted to directors and officers	$ 76,838	$ -

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2005 annual report.

Avalon Ventures Ltd.

Notes to the Financial Statements
For the Three Months Ended November 30, 2005
Unaudited - See Notice to Reader

2. Resource Properties

	November 30, 2005						
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Diamond drilling	$ -	$ -	$ -	$ -	$ 175,572	$ -	$ 175,572
Geology	-	818	49,838	9,423	-	820	60,899
Geophysical	-	-	-	-	8,500	-	8,500
Metallurgical/market studies	13,902	710	-	-	-	-	14,612
Other	-	-	4,468	-	2,234	-	6,702
Current expenditures	13,902	1,528	54,306	9,423	186,306	820	266,285
Balance - August 31, 2005	3,232,125	106,058	341,698	34,042	88,951	16,713	3,819,587
Balance - November 30, 2005	$ 3,246,027	$ 107,586	$ 396,004	$ 43,465	$ 275,257	$ 17,533	$ 4,085,872

Avalon Ventures Ltd.

Notes to the Financial Statements
For the Three Months Ended November 30, 2005
Unaudited - See Notice to Reader

2. Resource Properties (continued)

	November 30, 2004					
	Separation Rapids Rare Metals	**Warren Township Anorthosite Project**	**Mount Thom Cu-Au Project**	**LMT Cu-Au Project**	**Other**	**Total**
Acquisition costs	$ -	$ -	$ 5,000	$ -	$ 402	$ 5,402
Diamond drilling	-	-	3,747	-	-	3,747
Feasibility/engineering studies	-	5,784	-	-	-	5,784
Geochemical	-	-	528	-	-	528
Geology	-	-	1,550	5,000	-	6,550
Geophysical	-	-	21,158	-	-	21,158
Metallurgical/market studies	-	23,259	-	-	-	23,259
Current expenditures	-	29,043	31,983	5,000	402	66,428
Balance - August 31, 2004	3,236,845	55,656	186,179	62,753	10,574	3,552,007
Balance - November 30, 2004	$ 3,236,845	$ 84,699	$ 218,162	$ 67,753	$ 10,976	$ 3,618,435

3. Share Capital

a) Authorized:

25,000,000 preferred shares
Unlimited common shares

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2005	38,153,598	$ 19,664,035
Issued on exercise of warrants	1,405,000	423,338
Balance - November 30, 2005	39,558,598	$ 20,087,373
Warrants		
Balance - August 31, 2005	6,552,650	$ 567,680
Issued	-	-
Exercised	(1,405,000)	(91,588)
Cancelled/Expired	-	-
Balance - November 30, 2005	5,147,650	$ 476,092
		$ 20,563,465

During the three months ended November 30, 2005, the Company issued 1,405,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $331,750. The Company has allocated the $91,588 recorded value of these warrants to the common shares.

c) Warrants

As at November 30, 2005 the following warrants were issued and outstanding:

i) 760,000 non-flow-through warrants entitling the holder to purchase one common share at $0.29, expiring January 9, 2006;

ii) 3,123,000 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring January 23, 2006:

iii) 100,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring January 3, 2006;

3. Share Capital (continued)

iv) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring February 26, 2007;

v) 875,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007; and

vi) 250,000 non-flow-through warrants entitling the holder to purchase one common share at $0.25 per share, expiring May 2, 2007.

During the three months ended November 30, 2005, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2005	6,552,650	$ 0.23
Issued	-	-
Exercised	(1,405,000)	0.24
Expired/Cancelled	-	-
Balance - November 30, 2005	5,147,650	$ 0.27

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 4,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years.

During the three months ended November 30, 2005, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2005	2,075,000	$ 0.31
Granted	575,000	0.43
Exercised	-	-
Expired/Cancelled	-	-
Balance - November 30, 2005	2,650,000	$ 0.33

3. Share Capital (continued)

During the three months ended November 30, 2005 the Company granted:

i) 225,000 fully vested stock options to employees, directors and officers. The estimated fair value of these options was $76,838 and this amount has been expensed as stock-based compensation.

ii) an aggregate of 350,000 stock options to six consultants. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.40 per share until October 3, 2007. These options will vest at the rate of 25% every three months following October 3, 2005.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.83%
Expected life	5.0 years
Expected volatility	89%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at November 30, 2005 the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	**Unvested**	**Vested**	**Remaining Contractual Life**
$ 0.75	-	100,000	0.3 years
$ 0.58	-	150,000	0.5 years
$ 0.48	350,000	-	1.8 years
$ 0.40	-	225,000	5.0 years
$ 0.38	-	300,000	0.9 years
$ 0.27	-	325,000	1.3 years
$ 0.25	-	677,500	3.2 years
$ 0.20	-	522,500	2.4 years
	350,000	2,300,000	

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2005	$ 120,368
Granted to employees, directors and officers	76,838
Balance - November 30, 2005	$ 197,206

Expired Warrants and Options

Balance - August 31, 2005	$ 25,926
Expired warrants	-
Expired options	-
Balance - November 30, 2005	$ 25,926
	$ 223,132

5. Related Party Transactions

During the three months ended November 30, 2005 the Company:

a) incurred consulting fees of $15,000 with a director, of which $15,000 were deferred as resource property costs. As at November 30, 2005, accounts payable included $10,333 payable to this director.

b) incurred accounting fees of $8,000 with an accounting firm in which an officer is a partner. As at November 30, 2005, accounts payable included $22,398 payable to this accounting firm.

c) As at November 30, 2005, accounts payable included $2,500 in directors' fees payable to the Company's directors.

6. Subsequent Events

Subsequent to the quarter ended November 30, 2005 the Company:

a) Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

b) Issued 3,969,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,173,100.

6. Subsequent Events (continued)

c) Issued 200,000 incentive stock options to a consultant. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $0.48 per share for two years from the date of grant. These options will vest at the rate of 25% every three months following the date of grant.

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the three months ended November 30, 2005

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three months ended November 30, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***January 23, 2006***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits.

The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves or resources that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

In 2005, the Company acquired title to a third advanced project; the Thor Lake beryllium, tantalum, niobium, zirconium, yttrium and REE's property in the Northwest Territories. This property has a resource of beryllium mineralization defined by previous operators and considerable potential for delineation of new resources of REE's which are experiencing strong growth in demand from the automotive industry. Markets for mineral commodities in general have strengthened over the past two years and some of the strongest demand growth has been for rare metals with high technology applications. This trend also applies to industrial minerals like

the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged late in the fiscal 2005 year.

Developing our advanced industrial minerals projects to production and cash flow remains management's top priority. At the same time management continues to evaluate new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. The Company's recently completed financing, and recent exercises of warrants, have increased the Company's working capital position to approximately $3 million as at the date of this report, and will provide the Company with financial flexibility to advance its priority projects in 2006.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2005**	**2004**	**2003**
	$	$	$
Net revenues	414	1,478	2,685
Loss before discontinued operations and extraordinary items	472,733	1,670,178	904,603
Loss before discontinued operations and extraordinary items, per share	0.02	0.06	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	472,733	1,670,178	904,603
Net loss, per share	0.02	0.06	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	4,311,718	3,919,123	4,670,723
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures during the three months ended November 30, 2005 totaled $266,285 (2004 - $66,428), of which $186,306 (70%) was expended on the Red Hill copper-zinc-silver-gold Project in British Columbia and $54,306 (20%) was expended on the Thor Lake Rare Metals in the North West Territories. The remaining resource property expenditures totalling $25,673 were expended on the Separation Rapids lithium-tantalum property, the U6 Savant gold and the Warren Township anorthosite project. With the exception of the expenditures on Separation Rapids and Warren Township, most of these expenditures were funded from the proceeds of the $204,000 flow through private placement financing done in December 2004 and $195,000 from the exercise of flow through warrants in August, 2005.

Expenditures on the **Thor Lake project** in the first quarter were for a comprehensive core re-sampling program to better define the geometry and extent of the REE mineralization in the Lake Zone and provide data to design a follow-up drilling program to delineate resources. A total of 376 samples were delivered to Global Discovery Labs in Vancouver for analysis. This work was carried out by J. C. Pedersen, P. Geo., Consulting Geologist. Results are pending as at the date of this report. Selected samples were sent to consulting mineralogist Dr. A. Mariano for petrographic study.

During the field program the existing campsite was cleaned-up and re-habilitated in preparation for a diamond drilling program on the Lake Zone REE target, which the Company is planning to initiate early in 2006. Program design and budgeting is in progress and will be finalized once analytical data from the recent sampling program has been received and compiled. In the meantime, the Company will proceed with filing an application for a land use permit and initiating community consultation work.

During the quarter, a six-hole, 1279 metre diamond drilling program was completed on the **Red Hill copper-zinc-silver VMS** prospect, Kamloops, B.C. Six targets were tested in two separate areas situated 1.6 km apart: three on the Feedlot grid and three on the Red Hill grid. All six holes intersected broad intervals of highly altered felsic volcanic rocks containing disseminated and stringer sulphide mineralization consisting mainly of pyrite. One hole on the Red Hill grid intersected two narrow bands of massive sulphide mineralization which produced assays of **2.08% copper, 7.5 g/t silver over 1.35 metres and 0.56% copper, 0.79g/t silver over 2.95 metres**.

The three holes on the Feedlot grid were surveyed with down-hole Pulse EM to look for bodies of conductive sulphide mineralization around the hole, but no off-hole anomalies were detected. The three holes on the Red Hill grid will be surveyed at a later date. Overall, the results of the program have confirmed the validity of the Company's new structural model and demonstrated good potential for economic copper-zinc-silver VMS deposits on the Red Hill grid. A detailed evaluation of the data to plan the scope of further work on the property is in progress and follow-up drilling is certainly warranted. The program was carried out under the supervision of Mr. Bob Jankovic, P. Geo. of Wardrop Engineering Ltd., with overall project supervision being provided by Jean-Philippe Desrochers, Ph.D., P.Geo.

Expenditures on the **U6 Savant gold project** during the quarter totalled $9,423, primarily for detailed geological mapping and channel sampling carried out by Jean-Philippe Desrochers,

P.Geo. with assistance provided by Eveleigh Geological Consulting of Thunder Bay. The results of the program confirmed the presence of an intrusion-related gold system and a large gold-bearing structure that has not been fully drill-tested. Highlights from the channel sampling included values of **2.72 g/t gold over 0.9 metres and 3.15 g/t gold over 1.0 metres**. A minimum 600 metre drilling program is planned to test this target in 2006.

Expenditures on the **Separation Rapids lithium-tantalum** property during the quarter totalled $13,902. These costs were incurred in preparing nearly six tonnes of the crushed petalite ore for shipping to a potential new customer for evaluation in a new application. This work was still in progress as at the date of this report but initial results reported by the Company's mineral marketing agent, Amalgamet Canada, ("Amalgamet") were regarded as favourable for continued testing of larger quantities of the material through the winter. Planning for a winter bulk sampling program was initiated.

On the **Warren Township anorthosite** project, expenditures totalling $1,528 were incurred during the quarter primarily for some consulting services related to the collection of a small sample of the ore for testing as a potential lunar dust simulant.

Administration

Administrative expenses for the three months ended November 30, 2005 totalled $203,310, compared with $59,431 during the comparable quarter. This represents a 242% increase from 2004. The major areas of increased expenditures were for stock-based compensation ($76,838) related to the 575,000 options issued to six consultants and three of the Company's directors, increased public and investor relations activities ($32,235) and increased salaries and benefits ($22,675) related to the new employment agreement for the President and CFO. The aggregate salaries for the Company's President and CFO are currently $84,000 per year plus benefits. Other administrative costs were generally comparable to the previous year. The Company's only income for the quarter was from interest income ($27 compared with $246 in the comparable quarter), resulting in an operating loss of $203,283.

The Company did not write-off any properties or sell any investments during the quarter and accordingly, the net loss for the quarter was $203,283 or $0.01 per share. The loss of $203,283 compares to a loss of $47,141 during the comparable quarter, the difference being mainly attributable to the gain on sale of investments in 2004 of $12,044 and increase in administrative expenses.

Expenditures on public and investor relations activities during the quarter totaled $40,730, a sharp increase over the comparable period a year ago when such expenditures totaled just $8,495. The Company has made a concerted effort to increase its investor relations activities in 2006, in response to increased market interest in the rare metals and junior mining companies generally. This involved participation in two investment conferences during the quarter, increased advertising and a direct contact program with shareholders.

Subsequent to the end of the quarter, the Company renewed its contracts with Agora Investor Relations and Stockgroup Information Systems Inc. for another year, to continue with their internet-based marketing programs. The Company also retained the services of Proteus Capital Corp. ("Proteus") of New York, NY, as a Financial Advisor to assist management in formulating corporate strategy to help grow the Company's profile in international markets and generally assist the Company in realizing its rare metals business objectives. In the short term, Proteus will

produce an information memorandum on the Company for distribution to the international financial community. Proteus was granted 200,000 incentive stock options exerciseable at $0.48 per share for a period of two years as part of its compensation arrangement with the Company.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	**2006**	**2005**				**2004**		
For the Quarters Ended	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 29**
	$	$	$	$	$	$	$	$
Net revenues	27	34	33	101	246	470	860	98
Loss before discontinued operations and extraordinary items	203,283	253,467	73,306	98,819	47,141	1,309,298	91,225	222,299
Loss before discontinued operations and extraordinary items, per share	-	0.01	0.01	-	-	0.05	-	0.01
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	203,283	253,467	73,306	98,819	47,141	1,309,298	91,225	222,299
Net loss, per share	0.01	0.01	0.01	-	-	0.05	-	0.01
Net loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties and administrative expenses. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.

As at November 30, 2005, the Company had working capital of $246,840 (including investments of $22,143) and cash on hand of $408,028, sufficient to cover the Company's near term cash requirements, given its current low-cost administrative structure. The cash on hand included $69,353 in flow-through funds allocated primarily for the Red Hill, U6 Savant and Thor Lake projects.

Subsequent to the end of the quarter, in January, 2006, the Company closed a non-brokered private placement of non-flow-through units at a price of $0.45 per unit with the issuance of 3,500,000 units to the subscribers, resulting in total proceeds to the Company of $1.575 million. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21, 2008.

In addition, subsequent to the end of the quarter, 3,969,000 warrants expiring in January, 2006, were exercised, resulting in an additional $1,173,100 in proceeds to the Company while 14,000 warrants expired unexercised.

In view of this increasing working capital position, management is confident that is has sufficient funding for its planned work programs on its priority projects in 2006. However, a joint venture with an industry partner or end-user remains an attractive alternative for financing the next stage of development on the Company's three advanced projects at Separation Rapids, Thor Lake and Warren Township projects, where capital requirements are relatively large.

Off Balance Sheet Arrangements

As at November 30, 2005, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended November 30, 2005, the Company:

a) incurred consulting fees of $15,000 with a director, of which $15,000 were deferred as resource property costs. As at November 30, 2005, accounts payable included $10,333 payable to this director.

b) incurred accounting fees of $8,000 with an accounting firm in which an officer is a partner. As at November 30, 2005, accounts payable included $22,398 payable to this accounting firm.

c) As at November 30, 2005, accounts payable included $2,500 in directors' fees payable to the Company's director.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that this

Special Licence Application will be approved, but there is no certainty, particularly with regard to timing.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at November 30, 2005 is $32,846, which is $10,703 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the quarter, the Company issued 1,405,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $331,750. The Company has allocated the $91,588 recorded value of these warrants to the common shares.

Subsequent to the end of the quarter, the Company closed a non-brokered private placement of non-flow-through units at a price of $0.45 per unit with the issuance of 3,500,000 units to the subscribers, resulting in total proceeds to the Company of $1.575 million. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21, 2008.

Subsequent to the end of the quarter, the Company issued a further 3,969,000 non-flow-through shares pursuant to the exercise of warrants expiring in January, 2006, resulting in an additional $1,173,100 in proceeds to the Company.

Accordingly, as at the date of this report, the Company had issued and outstanding 47,027,598 common shares with a recorded value of $23,239,249.

b) Warrants

As at the date of this report, the Company had an aggregate of 2,914,650 warrants outstanding with a weighted average exercise price of $0.40.

c) Options

During the quarter, the Company issued 350,000 incentive stock options to six consultants with an exercise price of $0.40, expiring October 3, 2007, of which 150,000 were granted to consultants involved in investor relations activities. These options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

During the quarter, the Company issued 225,000 incentive stock options to three directors at an exercise price of $0.48, expiring November 22, 2010, to three directors of the Company to replace recently expired (unexercised) stock options. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

Subsequent to the end of the quarter, the Company issued 200,000 incentive stock options exercisable for two years at a price of $0.48 per share. These options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

As at the date of this report, the Company had an aggregate of 2,850,000 incentive stock options outstanding with a weighted average exercise price of $0.34.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.


RECEIVED
TSX venture
EXCHANGE
TSX

AMENDED FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Avalon Ventures Ltd. (the "Issuer").

   Trading Symbol: AVL.

2. Date Price Reservation Form Filed: N/A .

   Date of News Release announcing Private Placement: December 14, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☒
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $1,575,000.

5. Proposed use of proceeds:

   The proceeds of the private placement will be used to fund work programs in 2006 on the Company's Thor Lake and Separation Rapids rare metals projects, the Red Hill copper-zinc-silver project and for general corporate purposes.

6. (a) Description of shares to be issued:

   (i) Class: Common.

   (ii) Number: 3,500,000.

   (iii) Price per security: $0.45.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: 1,750,000.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,750,000.

   (iii) Exercise price of Warrants: Year 1: $0.55 Year 2: $0.55

   Tier 1 Only: Year 3: N/A Year 4 N/A Year 5 N/A

   (iv) Expiry date of Warrants: Two years from the date of issuance.

   (c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: N/A.

   (ii) Number of Listed Shares to be issued on conversion: ______________.

   (iii) Expiry/Maturity date: ______________________________________ .

   (iv) Interest rate: ____.

   (v) Conversion terms: ____.

   (vi) Default provisions: ______________________________________.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 5,250,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 39,558,598.

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
William Meyer # 205- 2493 W. 1st Avenue, Vancouver, B.C. V6K 1B5		56,000	84,000	0.18%	
Beryl Lovitz 1301 Tano Ridge Road Santa Fe, NM 87506 USA		50,000	275,000	0.60%	
William Davis 4 Valencia Loop Santa Fe, NM 87508-8887 USA		100,000	350,000	0.76%	
David Schectman 3924 Tramore Lane, Deep Haven, MN USA 55391		30,000	179,000	0.38%	
Neal Krull and Linda Krull 964 Acequia Madre Santa Fe, NM, 87505 USA		310,000	840,000	1.82%	
Dr. Walter Zierman Age-weighted Profit Sharing Plan & Trust 1058 Camino Manana Santa Fe, NM 87501 USA		500,000	3,275,000	7.11%	
Robert L. Newton		70,000	455,000	0.99%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
19640 Biscayne Bay Dr Boca Raton, FL 33498 USA					
Woodscove Stiftung Abtswingertweg 1 9490 Vaduz Liechtenstein		110,000	165,000	0.36%	
Kalahari Desert Stiftung Abtswingertweg 1 9490 Vaduz Liechtenstein		500,000	750,000	1.62%	
Ltwogtwo Stiftung Abtswingertweg 1 9490 Vaduz Liechtenstein		500,000	750,000	1.62%	
Sugar Creek Stiftung Abtswingertweg 1 9490 Vaduz Liechtenstein		*135,750*	*1,660,750*	*3.60%*	
Michael & Barbara Moen 4723 W. Foothill Drive, Coeur d'Alene, ID USA, 83814		50,000	75,000	0.16%	
Robert Fazio 1914 Cottlesworth Lane, Gates Mills, OH, USA, 44040		50,000	75,000	0.16%	
Paige A. Showalter, P.O. Box # 2125, Redmond, WA USA 98073		150,000	225,000	0.49%	
Donald Woodaman 74960 Sage Drive, Indian Wells, CA USA 92210		15,000	22,500	0.05%	
Jeffrey Krenzel & Kristina Harrigan 949 Acequia Madre Santa Fe, NM USA 87505		31,250	46,875	0.10%	
Peter Fruling 2758 Cibola Ave. Costa Mesa, CA USA 92626		30,000	45,000	0.10%	
Michael Dietz		100,000	150,000	0.33%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
5211 W. 64th Terrace, Prairie Village, KS USA 66208					
Donald J. Walker, 15180 Bathurst St. King City, ON L7B 1K5		200,000	400,000	0.87%	
Sharin Van Fleet 22 Hedgewood Drive, Unionville ON, L3R 6J6		100,000	150,000	0.33%	
David W. Street, Box 325, Cremona, AB T0M 0R0		56,000	84,000	0.18%	
Peter Traves 171 Castle Fredrick Rd., RR#2, Falmouth, N.S. B0P 1L0		56,000	84,000	0.18%	
Gary Edelston 13970 Oakland Place Minnetonka, MN USA 55305		50,000	75,000	0.16%	
DELETED					
Michael Gzaskow P.O. Box 2145, Las Vegas, NM USA 87701		250,000	375,000	0.81%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

This is a non-brokered private placement.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
N/A Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:
N/A.

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ____.

(d) Securities ____.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ____________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

There are no proposed or undisclosed material changes in the affairs of the Issuer.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

There are no unusual particulars of this transaction.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ___________________________________.

Total ((i) + (ii) + (iii)): ______________________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☒
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: January *20th*, 2006

Donald Bubar
Name of Director and/or
Senior Officer

"Donald Bubar"
Signature

President
Official Capacity

FILE NO. 82-4427


TSX venture
EXCHANGE
TSX

January 17, 2006

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
Suite 1005 – 111 Richmond St. West
Toronto, ON M5H 2G4

Attention: Donald S. Bubar

Dear Sir:

Re: Avalon Ventures Ltd. (the "Company") – Submission # 110308
Private Placement – Non-Brokered

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 14, 2005:

Number of Shares:	3,500,000 shares
Purchase Price:	$0.45 per share
Warrants:	1,750,000 share purchase warrants to purchase 1,750,000 shares
Warrant Exercise Price:	$0.55 for a two year period
Number of Placees:	25 placees

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2215 / FAX: (416) 365-2224 / EMAIL: brian.rand@tsxventure.com

Yours truly,

Brian Rand
Analyst, Listed Issuer Services

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office.

Avalon Ventures Ltd.
Suite 1005, 111 Richmond Street West
Toronto, Ontario M5H 2G4

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - **X exploration/development**
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

See Schedule I to this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 20, 2006

Item 6: For each security distributed: (a) describe the type of security, (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and (c) state the exemption(s) relied on.

(a) **Units at a price of $0.45 per unit. Each unit (a "Unit") is comprised of one common share and one-half of one whole non-transferable common share purchase warrant (each such whole warrant, a "Warrant"). Each Warrant entitles the purchase of one common share at a price of $0.55 per share until January 21, 2008;**

(b) **3,500,000 Units; and**

(c) **BC Instrument 72-503 ("BCI 72-503") and section 2.3(2) of National Instrument 45-106 ("NI 45-106").**

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**1**	**$0.45**	**$25,200**
Alberta	**1**	**$0.45**	**$25,200**
Nova Scotia	**1**	**$0.45**	**$25,200**
Ontario	**2**	**$0.45**	**$135,000**
United States	**15**	**$0.45**	**$803,812.50**
Liechtenstein	**4**	**$0.45**	**$560,587.50**
Total number of Purchasers	**24**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$1,575,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

NOT APPLICABLE

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **January 25, 2006**

AVALON VENTURES LTD.

Name of issuer (please print)

Donald S. Bubar, President, (416) 364-4938

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

  (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

  (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

  (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

  (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.


AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938, Fax: (416) 364-5162
E-Mail info@avalonventures.com - Internet: http://www.avalonventures.com

NEWS RELEASE

November 4, 2003 **No. 03-07**

Shares Outstanding: 26,375,248 SEC 12g3-2(b): 82-4427

AVALON OPTIONS "OLYMPIC DAM STYLE" COPPER-GOLD-SILVER-COBALT PROPERTIES IN CENTRAL NOVA SCOTIA

SIGNIFICANT NEW COPPER-GOLD MINERALIZATION DISCOVERED

Avalon Ventures Ltd., TSX-V:AVL (the "Company") is pleased to announce that it has entered into option agreements with local Nova Scotia prospectors to acquire interests in three new mineral properties with potential for "Olympic Dam style" iron oxide copper-gold-silver-cobalt ("IOCG") deposits. The most advanced of these is the 3000 acre **Mount Thom Prospect** (where the significant new copper-gold mineralization was discovered), which is located near the Trans-Canada Highway and the community of Kemptown in Colchester County, approximately 22 km east of Truro, Nova Scotia.

The Mount Thom property covers an occurrence of copper sulphide mineralization in Carboniferous age sedimentary rocks which was discovered by Imperial Oil Enterprises Limited ("Imperial") in 1971. Diamond drilling by Imperial produced assays of up to 1.66% Cu over 15.5 feet, but there was no systematic assaying of the core for precious metals or cobalt. Limited work since that time, mainly by Nova Scotia government geologists, has revealed that the mineralization is also enriched in cobalt, gold and silver and has affinities with IOCG type deposits due to the presence of abundant hematite (iron oxide), ankerite (iron carbonate) and sericite alteration with the mineralization. The Nova Scotia Department of Natural Resources reports that selected grab samples of the mineralization have assayed up to 0.57% cobalt, 0.3g/t gold and 3.7 g/t silver.

Of further significance is the recent recognition of a highly altered granitic intrusion which outcrops along a brook 600 metres south of the main showing drilled by Imperial. This intrusion is intensely potassically-altered, brecciated and replaced with carbonate, sericite, silica, pyrite, chalcopyrite and specular hematite. Prospecting carried out by the Company's President along this brook as a part of due diligence investigations, resulted in the **new discovery of numerous mineralized boulders of altered granite containing up to 10-15% pyrite-chalcopyrite**. One of these boulders, analyzed at SGS Canada, assayed **3.32% copper, 0.61g/t gold, 0.70g/t silver and 0.01% cobalt,** based on the average of two grab samples collected from the same boulder.

The specular hematite mineralization contained in the granite imparts a weak magnetism to the rock. This is significant because the granite exposures along the brook occur on the north flank of a distinct aeromagnetic anomaly that covers an area of 1-2 square kilometers. This anomaly has never been drilled and is believed to represent an excellent target for a large "Olympic Dam style" IOCG deposit. The Olympic Dam deposit in South Australia, with total resources of 2.3 billion tonnes grading 1.3% copper, 2.9g/t silver and 0.5g/t gold, is one of the largest polymetallic ore deposits in the world.

The Company can earn a 100% interest in the Mount Thom property by making $125,000 in cash payments, issuing 100,000 treasury shares and incurring $500,000 in exploration expenditures on the property over 4 years. The optionors would retain a 3% NSR royalty interest in the property which can be reduced to 1% at any time with a payment of $2.0 million. The initial commitments are a $5,000 cash payment, 100,000 treasury shares and a $100,000 first year work program.

On the **Cobequid Mountains gold project**, prospecting work carried out over the past three months has also generated evidence for IOCG style mineralizing systems in this area, including locally intense potassic and/or hematite alteration and anomalous gold in stream sediments, but no economic grade precious metal values have been obtained in any of the bedrock samples analyzed to date.

The Cobequid Mountains prospecting work was extended to the southeast resulting in the identification of new IOCG-type targets and the staking of two additional claim groups in the vicinity of the Mount Thom property called the Upper Kemptown and West River Station properties. These both cover similar IOCG targets based on the presence of unexplained aeromagnetic anomalies and pervasive hematite-ankerite-sericite alteration of exposed Carboniferous sedimentary rocks. The new claims are held in a joint venture with the vendor of the Cobequid Mountains claims under similar terms giving the Company the right to earn a 60% interest in the properties by incurring $150,000 in additional exploration expenditures. Prospecting work on these claims has already been initiated.

Mr. John O'Sullivan, P. Eng., has been retained by the Company as an independent consultant and Qualified Person to prepare a technical report on the Mount Thom property and oversee future work programs, which are expected to include geophysical surveys and diamond drilling.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a focus on industrial minerals, precious and rare metals with high technology applications. To find out more about Avalon Ventures Ltd. (TSX-V:AVL), visit our website www.avalonventures.com

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON VENTURES LTD.
VSE-AVL


111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

December 16, 2003 **No. 03-08**

Shares Outstanding: 26,375,248 SEC 12g3-2(b): 82-4427

AVALON ARRANGES $1,125,000 IN NEW FINANCING AND ENGAGES NEW INVESTOR RELATIONS CONSULTANT

Private Placement Financing

Avalon Ventures Ltd. AVL:TSXV (the "Company") is pleased to announce that, subject to regulatory approval, it has arranged S1,125,000 in new financing consisting of up to $625,000 in flow-through funding and up to $500,000 in non-flow-through funding through the private placement of a total of 5,000,000 units.

The flow-through funding consists of a brokered private placement of 2,000,000 units priced at $0.25 per unit to be placed with two separate limited partnerships in the MineralFields Group of Funds. In addition 500,000 units also priced at $0.25 per unit, are to be privately placed with accredited investors on a non-brokered basis. Each unit will consist of one flow-through common share and one two-year warrant exerciseable to purchase an additional non-flow-through common share. The warrant will be exerciseable at a price of $0.27 for a one year period from the date of issuance and at a price of $0.29 for the second year after issuance. Limited Market Dealer Inc. (the "Finder") and a co-Finder will receive a commission, payable in cash and warrants, in accordance with TSX Venture Exchange policy, for securing the private placement with the MineralFields Group. Avalon will also reimburse the Finder for its expenses incurred in connection with this financing.

The non-flow-through private placement consists of 2,500,000 units priced at $0.20 per unit that will be placed with accredited investors on a non-brokered basis. Each unit will consist of one common share and one two-year warrant to purchase one additional common share at a price of $0.25 in the first year and $0.30 in the second year after issuance.

The proceeds of the flow-through private placement will be used to fund exploration programs on the Company's "IOCG-type" copper-gold-silver-cobalt properties located in central Nova Scotia, with the majority of the funds being budgeted for a drilling program on the recently optioned Mount Thom property located near Truro, Nova Scotia. The proceeds of the non-flow-through private placement will be used to fund on-going project development expenses and market development work on the Company's Separation Rapids and Warren Township projects, as well as for general administrative purposes including financing costs.

Investor Relations Consulting Agreement

The Company also announces that effective December 15, 2003 it has engaged AGORA Investor Relations ("AGORA") of Richmond Hill, Ontario as its investor relations consultant for an initial period of 12 months, at the rate of $1250 per month. The agreement does not contemplate granting any stock options to AGORA or to any of its employees. AGORA does not presently hold any shares in the Company and will not be performing market-making activities for the Company. AGORA specializes in on-line investor relations services and has represented over 25 small-cap companies since 1997.

The decision to engage AGORA was made in response to rapidly increasing investor relations demands on management from the investment community over the last several weeks, as well as the anticipated continuing increase in investor relations requirements over the next several months and beyond as the Company develops its key projects. Further, the Company expects to improve its overall investor communications effectiveness through access to AGORA's powerful internet-based investor relations system. A customized and monitored on-line contact and information centre will allow the Company to communicate with all investors simultaneously, anytime and in real-time. It is expected that this consolidation of communications will save management a considerable amount of time, effort and expense, allowing it to focus on its core business operations, while significantly improving shareholder communications.

Additionally, Avalon will gain significant amounts of exposure to potential new shareholders as a result of AGORA's large and targeted small-cap audience at both its own proprietary financial portal and that of The AOL Small-Cap Centre. AGORA is the exclusive provider of all small-cap content to the AOL Small-Cap Centre. Finally, AGORA will manage an enhanced corporate marketing and branding initiative recently arranged by the Company with Stockgroup Media Inc.

For their future information needs, investors are encouraged to visit http://www.agoracom.com and select the "Avalon Ventures" forum, where they can expect fast and reliable answers to all of their questions. Alternatively, investors may simply e-mail their inquiries to AVL@agoracom.com or directly to the Company at info@avalonventures.com.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a focus on industrial minerals, precious and rare metals with high technology applications. To find out more about Avalon Ventures Ltd. (TSXV:AVL) visit our website www.avalonventures.com

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar,
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release


AVALON
VSE-AVL

111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 9, 2004 **No. 04-01**

Shares Outstanding: 27,535,248 SEC 12g3-2(b): 824427

1,060,000 UNIT FLOW-THROUGH PRIVATE PLACEMENT CLOSED. NON-FLOW-THROUGH OFFERING INCREASED

Avalon Ventures Ltd. TSXV:AVL (the "Company") is pleased to announce that further to the Company's news release of December 16, 2003, the non-brokered private placement of flow-through units at a price of $0.25 per unit closed effective today with the issuance of the flow-through units to the subscribers. The Company elected not to proceed with the brokered private placement of 2,000,000 flow-through units also announced on December 16, but arranged an increase in the non-brokered private placement from the previously announced 500,000 units to 1,060,000 units, for total flow-through proceeds of $265,000.

Further, the Company announces that it has arranged an increase in the non-brokered private placement offering of non-flow-through units priced at $0.20 per unit, from the previously announced 2,500,000 units to up to 3,200,000 units. This transaction is expected to close within the next 10 days and would result in additional non flow-through proceeds of up to $640,000.

Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one non-flow-through common share at a price of $0.27 until January 9, 2005 and at a price of $0.29 until January 9, 2006. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 9, 2004. Each non-flow-through unit will consist of one common share and one two-year warrant to purchase one additional common share at a price of $0.25 in the first year and $0.30 in the second year after issuance.

The proceeds from the flow-through private placement will be used to fund exploration work on the Company's Mount Thom, Upper Kemptown and West River Station "IOCG type" copper-gold projects in Nova Scotia. This work will consist of prospecting, geochemical and geophysical surveys on all three properties as well as diamond drilling on the copper-gold target already defined on the Mount Thom property. Grid preparation for ground magnetometer surveys is set to begin on the Mount Thom property next week. This data will be used to finalize hole locations for a drilling program scheduled to begin within the next two months.

Sale of Interests in Inactive Properties

The Company also announces that it has recently sold its interests in three low-priority, inactive projects: the Denain Copper-Gold project, Val d'Or, Quebec, the Alcudia gold project, Urban Twp, Quebec and the Wolf Mountain platinum-palladium project, Thunder Bay, Ontario. The Company sold its 50% interest in the Denain project to Mirabel Resources Inc ("RMB":TSXV) for 120,000 RMB shares valued at $0.25 per share and sold its 25% interest in the Alcudia Gold project to Alto Ventures Ltd. for $5,000 cash.

Finally, the Company sold its 40% interest in the Wolf Mountain platinum-palladium property to East West Resource Corporation and Canadian Golden Dragon Resources Ltd. for $20,000 cash and a retained 0.4% NSR interest, which the purchasers also have the right to buy for an additional $1.0 million cash.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-gold deposits. To find out more about Avalon Ventures Ltd. please visit our website www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar,
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 26, 2004 **No. 04-03**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

AVALON ENTERS INTO JOINT VENTURE WITH WALLBRIDGE MINING COMPANY TO EXPLORE FOUR "OLYMPIC DAM STYLE" IOCG COPPER-GOLD PROPERTIES IN CENTRAL NOVA SCOTIA

Avalon Ventures Ltd., TSXV:AVL (the "Company") is pleased to announce that it has entered into a joint venture agreement with **Wallbridge Mining Company Limited** (WM:TSX,"Wallbridge") and Cobequid Gold Corporation ("CGC"), a private Nova Scotia company, to jointly explore a package of four properties covering early-stage targets for iron oxide copper-gold ("IOCG") deposits in Central Nova Scotia.

Under the agreement, Wallbridge will contribute its newly optioned Lower Mount Thom property while the Company will contribute its recently optioned West River Station and Upper Kemptown properties along with some new claims staked by the Company in the same area on behalf of the joint venture (collectively referred to as the "Property"). The optionor in both of these cases is CGC. The combined land package covers a total area of 58,840 acres, with the West River Station and Lower Mount Thom properties combining with the new claims to form one contiguous block located immediately to the east of the Company's Mount Thom property. The Upper Kemptown property lies immediately to the west of the Company's Mount Thom property.

The Company and Wallbridge must incur cumulative expenditures of $625,000 over 2 years to earn a combined 60% interest in the Property. In addition, Wallbridge must pay the Company $5,000 and incur the first $100,000 in expenditures, after which the program expenditures will be shared on a 50/50 basis until the 60% interest is vested. At that time a 40/30/30 joint venture will be formed among, CGC, Avalon and Wallbridge respectively. If either party is unable to fund its share of future program expenditures, its interest will be subject to dilution to a 3% NSR royalty interest on any future precious metals production and 2% on any future base metals production, of which one-half of such interest can be purchased by the other party at any time for $1.5 million cash.

The Company and Wallbridge are planning a program which will involve prospecting, mapping, sampling and compilation work as well as an airborne geophysical survey. Compilation work is already underway and the airborne geophysical survey is scheduled to begin as soon as possible. The Company's Mount Thom property which was optioned in October under terms disclosed in the Company's news release dated November 4, 2003, is not included in this joint venture.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-gold deposits. To find out more about Avalon Ventures Ltd. please visit our website www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar, P. Geo.
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release



111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 23, 2004 **No. 04-02**

Shares Outstanding: 30,958,248 SEC 12g3-2(b): 82-4427

NON-FLOW-THROUGH PRIVATE PLACEMENT CLOSED

Avalon Ventures Ltd. TSXV:AVL (the "Company") is pleased to announce that, further to the Company's news release of January 9, 2004, the non-brokered private placement of non-flow-through units at a price of $0.20 per unit closed effective today with the issuance of the units to the subscribers. A total of 3,423,000 units were issued for total proceeds of $684,600.

Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 until January 23, 2005 and at a price of $0.30 until January 23, 2006. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 23, 2004.

The proceeds from this private placement will be used to fund on-going market development work for the Separation Rapids and Warren Township projects as well as working capital to cover administrative expenses and settle outstanding accounts payable.

The **Annual General Meeting** of Shareholders of Avalon Ventures Ltd. will be held on Thursday February 26, 2004 at 4:30 p.m. (EST) at the Toronto Board of Trade, Downtown Centre. The Company's Annual Report and audited financial statements for the year ended August 31, 2003 were mailed last week to shareholders of record as at January 12, 2004.

Finally, investors are invited to visit with Company representatives and learn more about the Company's current activities at the **Vancouver International Resource Investment Conference** January 25-26, Booth #102. The conference is presented by Cambridge House International Inc.and is being held at the Vancouver Convention and Exhibition Centre, 200-999 Canada Place. Registration is free if you pre-register at www.cambridgeconferences.com.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on development of industrial minerals and rare metals deposits and a secondary focus on exploration for IOCG type copper-gold deposits. To find out more about Avalon Ventures Ltd. please visit our website www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and view the "Avalon Ventures" Investor Discussion and Contact Forum. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com.

ON BEHALF OF THE BOARD

"D. S. Bubar"

Donald S. Bubar,
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release



111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
VSE-AVL E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

May 16, 2006 **No. 06-05**
Shares Outstanding: 47,352,598 SEC 12g3-2(b): 82-4427

Avalon to Proceed with Scoping Study on Rare Earth Element Potential at Thor Lake

---

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that it has engaged the services of Wardrop Engineering, Vancouver, B.C. ("Wardrop") to carry out a preliminary economic assessment (scoping study) of the Rare Earth Element ("REE") development potential of the Lake Zone REE-yttrium-niobium-tantalum-zirconium deposit. Wardrop will prepare an inventory of REE resources in the Lake Zone as delineated from historical drilling data and recommend specific areas for follow-up definition drilling in order to complete a NI 43-101 compliant reserve calculation. The study will model potential development scenarios for the deposit in order to develop preliminary estimates of capital cost requirements to construct a mine and processing facility at the site.

Wardrop will also be conducting an audit of both the beryllium and REE resources in the North T and South T deposits focusing on the F-Zone which is a distinct REE-enriched sub-zone in the North T containing relatively high levels of neodymium. A decline driven in to the North T deposit in the 1980's provides access to this zone creating possibilities for near term exploitation of the REE resource on a small scale. Neodymium is currently in high demand because of its use in high intensity permanent magnets, which are a critical component in the electric motors and generators for hybrid cars. High purity (99%) neodymium oxide is currently quoted at over US$10/kg. Work on the scoping study is scheduled to commence next week.

2005-2006 Winter Program

The decision to proceed with a scoping study evaluation of the project follows the completion of geological studies over the winter on archived drill cores from the Lake Zone which confirm the exceptional REE potential of this zone because of the relatively high quality of the mineralization. The geological work involved systematic re-sampling of cores from 7 of 51 widely-spaced drill holes, analysis of 351 core samples for the full suite of REE's plus yttrium, whole rock geochemistry on selected samples and detailed mineralogical studies to identify the REE-bearing mineral phases. Assaying of the samples was conducted by Global Research Laboratories of Vancouver utilizing ICP-MS (Inductively-coupled plasma – mass spectroscopy) procedures and overlimit or high value samples were re-assayed using X-ray Fluoresence

methods. The work was done under the supervision of Dr. D. L. Trueman, P.Geo., a qualified person under National Instrument 43-101, and the mineralogical work was performed by Dr. A. Mariano, Ph.D., a well known expert in REE mineralogy.

The seven holes were selected to provide information from widely-spaced parts of the deposit in order to begin mapping internal zonation patterns and attempt to determine the location of higher grade sub-zones. The selected holes are spread over a distance of 1100 metres in both the north-south and east-west directions.

The Lake Zone is very large and most of its known extent has not been drill-tested. It forms a tabular, flat-lying body with its upper contact at the bedrock surface. It covers an area of over 1.1 km^2 and extends to depths of at least 150 metres. The recent analytical data demonstrates that the Lake Zone is extensively mineralized with REE's and yttrium over thicknesses of up to 172.5 m at levels ranging from 0.4 to 1.1% TREO (total rare earth oxides) and 0.02% to 0.06% Y_2O_3. The complete dataset is accessible at http://www.avalonventures.com/projects_thor_lake.html.

More importantly, the recent work has confirmed that the Lake Zone exhibits distinct internal zonation with higher grade sub-zones averaging over 3% TREO and 0.10% Y_2O_3 over widths of up to 22 metres. One hole reported previously (news release dated September 21, 2005) contained a 5.1 metre interval averaging 4.11% TREO, 0.701% Y_2O_3 and 0.11% Ta_2O_5 (tantalum oxide). Defining the location and extent of these high grade sub-zones will be the top-priority for future work programs.

Key Mineralogical Observations

Mineralogical studies indicate that the higher grade REE mineralization correlates with sub-zones enriched in the mineral fergusonite ($Y(Nb,Ta)O_4$). Fergusonite is an unusual REE mineral because it preferentially concentrates the more valuable heavy rare earths ("HREE's") such as europium, terbium and dysprosium and contains very low levels of the much more abundant and lower value light rare earths such as cerium and lanthanum. This is readily apparent from the data provided in the attached Table 1 and the chondrite normalized plot of the data prepared by Dr. Mariano also accessible on Avalon's website by scrolling to the bottom of the Thor Lake section at http://www.avalonventures.com/projects_thor_lake.html.

The fergusonite-hosted REE mineralization in the Lake Zone is exceptional in its enrichment in the HREE's plus neodymium and its depletion in lanthanum and cerium. This is illustrated by the inverse slope of the fergusonite composition on the chondrite-normalized distribution plot. Since all 14 REE's plus yttrium will occur together in any one REE mineral, *and must all be separated to produce saleable REE metal products*, concentrates containing relatively low levels of lanthanum and cerium are economically very attractive. Also, a concentrate rich in fergusonite would contain high levels of tantalum, further enhancing its potential value. For comparison, high purity (99%) oxides of cerium and lanthanum currently sell for around US$1.40/kg while high purity terbium oxide sells for US$450/kg, europium oxide for US$260/kg and dysprosium oxide for US$68/kg.

Clearly, REE mineral concentrates rich in fergusonite would represent a highly desirable mineral product. Other REE-bearing minerals present in variable amounts in different parts of the deposit include bastnaesite, synchysite, parisite, monazite and allanite. These minerals are thought to have been introduced in separate (earlier) mineralizing events distinct from the event

that deposited the fergusonite. The fergusonite-rich zones appear to be localized in the south central part of the Lake Zone where there has been relatively little drilling to date and this area will be a top priority for future drilling.

The REE mineralization in the F-Zone of the North T deposit is entirely contained in bastnaesite a REE-fluoro-carbonate mineral, that is the principal ore mineral of REE's. The F-zone mineralization consists almost entirely of coarse grained bastnaesite and quartz, simplifying the beneficiation of the bastnaesite. The quality of the bastnaesite mineralization in the F-zone compares favourably with other REE deposits worldwide, particularly with regard to its neodymium content (18.36% of total REE + Y).

Future exploration work plans

In addition to the scoping study, the Company plans to continue with exploration work on the property through the summer. This work will include further analysis of archived drill cores from the Lake Zone accompanied by detailed mineralogical studies to map out the distribution of the fergusonite-rich zones. The data will be used to design a diamond drilling program to define NI 43-101 compliant REE resources and reserves in the Lake Zone. This drilling program is now scheduled to commence in the fall. The delay gives the Company more time to fully discharge its consultation obligations with local aboriginal communities before applying for a land use permit.

The mineralogical data will also provide the basis for initiating metallurgical studies on the ore to design a process flow sheet for concentrating the REE mineralization. Preliminary metallurgical work done by Lakefield Research Limited in 2002 for Navigator Exploration, successfully produced a hydrometallurgical grade, bulk concentrate of zirconium, niobium, tantalum, rare earths and yttrium from the archived drill core samples, providing encouragement that futher concentrating the REE + yttrium mineralization will be achievable.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including two projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Table 1. REE distribution in Thor Lake ores expressed as a percentage of Total REE + Y compared with other major international REE (Bastnaesite) deposits

Sample	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	Y	Total
Thor Lake																
Lake Zone High-grade REE min (1)	15.15	33.20	4.98	16.18	3.73	0.52	3.94	0.73	3.53	0.79	1.87	0.25	1.60	0.25	13.28	100.00
Lake Zone Fergusonite (2)	0.35	4.43	1.68	15.64	10.35	1.63	14.29	1.77	9.77	1.21	4.06	0.65	4.43	0.68	29.05	99.94
Bastnäesite F-Zone (3)	24.15	49.47	5.55	18.36	1.27	0.12	0.75	-	-	-	-	0.19	-	-	0.19	100.05
Other REE Deposits																
Bastnäesite Mtn. Pass, CA (4)	33.20	49.10	4.34	12.00	0.79	0.12	0.17	0.16	0.03	0.005	0.004	0.009	0.006	0.0001	0.09	99.86
Bastnäesite Bayon Obo, China (5)	23.00	50.00	6.20	18.50	0.80	0.20	0.70	0.10	0.10	tr	tr	tr	tr	tr	0.5	100.1
Bastnäesite Maoniuping Sichuan China (6)	40.45	46.55	3.17	9.04	0.71	0.07	0.20	0.04	0.05	0.01	0.03	0.003	0.009	0.001	0.10	100.4

(1) Sample T-707L from Lake Zone, DDH 81-1 218-223.5′ $\sum$REE + Y = 4.82 wt.%. Contains bastnaesite, allanite and monazite as well as fergusonite.
(2) Fergusonite composition from Lake Zone based on average of 6 microprobe analyses reported by Pinckston, 1989. M.Sc Thesis, University of Alberta
(3) Analysis of bastnaesite from F-Zone North T Deposit by Hazen Research Limited, 1985
(4) Source: Molycorp Inc.
(5) Source: L. Heymann, Consulting metallurgist
(6) Source: L. Heymann, Consulting metallurgist

La = Lanthanum, Ce = Cerium, Pr = Praseodymium, Nd = Neodymium, Sm = Samarium, Eu = Europium, Gd = Gadolinium, Tb = Terbium,

Dy = Dysprosium, Ho = Holmium, Er = Erbium, Tm = Thulium, Yb = Ytterbium, Lu = Lutetium, Y = Yttrium


AVALON VENTURES LTD.



111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
VSE-AVL E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

June 21, 2006 **No. 06-06**

Phase 2 Drilling Commences on Red Hill Copper-Zinc-Silver-Gold Project

Incentive Stock Options Granted

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that a Phase 2 diamond drilling program has commenced on the Red Hill copper-zinc-silver-gold VMS project located near Kamloops, B.C. The program will involve a minimum of 600 metres of drilling in 4-6 holes to test Time Domain EM ("TEM") geophysical conductors detected in surface and down-hole surveys completed in May over the Red Hill sector, where the most encouraging results were obtained during the Phase 1 program completed last fall.

The top priority target is an off-hole TEM conductor detected in hole #23 from the Phase 1 program which intersected two narrow bands of massive sulphide mineralization assaying **2.08% copper, 7.5 g/t silver over 1.35 metres and 0.56% copper, 0.79g/t silver over 2.95 metres**. The off-hole conductor indicates an extension to the latter intersection which was detected near the bottom of the hole at a depth of approximately 150 metres. The upper intersection is interpreted to be a zone of stringer copper mineralization. These intersections are situated near a hole drilled in 1984 that reportedly intersected 2.58 metres averaging 0.59% Cu, 1.6% Zn, 1.91g/t Ag, and 0.39g/t Au

The drilling program is being supervised by Dr. J-P. Desrochers, P.Geo. and Dr. D. L. Trueman, P.Geo. It is scheduled be completed by June 30, 2006.

The Red Hill property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest, subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

Incentive Stock Options

The Company also announces that it has granted an aggregate of 250,000 incentive stock options exerciseable at a price of $1.08 per share, of which 150,000 are granted to a senior officer and 100,000 are granted to a new investor relations consultant. The consultant's options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 47,502,598. Working Capital: $2.4 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

July 6, 2006 **No. 06-07**

Avalon intersects massive sulphides on Red Hill Copper-Zinc-Silver-Gold Project

---

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that significant volcanogenic massive sulphide ("VMS") mineralization has been intersected during the Phase 2 diamond drilling program on the Red Hill copper-zinc-silver-gold VMS project located near Kamloops, B.C. Four holes totaling 1120 metres of drilling were completed to test a Time Domain EM ("TEM") geophysical conductor detected in a down-hole survey completed in May in hole #05-23 drilled in 2005 in the Red Hill sector.

Hole #06-24 tested the conductor approximately 30 metres north of hole #05-23 and intersected 19.5 metres of massive sulphide mineralization from 144.0 to 163.5m down the -71 degree inclined hole which is roughly the same depth as the intercept in hole #05-23. The mineralization consisted primarily of fine grained pyrrhotite and pyrite with minor chalcopyrite and was similar in appearance to the intercept in hole #23 which assayed 0.56% copper, 0.79g/t silver over 2.95 metres (see the Company's news release dated January 30, 2006).

A second hole (#06-25) drilled at a steeper angle (-82 deg.) from the same set-up intersected 5.5 metres of similar pyrrhotite-rich mineralization from 150.4 to 155.9m. This was followed by a second 1.8m wide zone of massive and semi-massive sulphides at a depth of 214.3 to 216.1m that consisted mainly of chalcopyrite mineralization with lesser pyrrhotite and pyrite. Hole #06-24 intersected a zone of disseminated to semi-massive pyrite-pyrrhotite-chalcopyrite from 199.2-201.5 m that may correlate with the lower zone in hole #25. Photographs of the mineralization intersected in holes 24 and 25 can be viewed at www.avalonventures.com/projects_red_hill.html.

Holes #06-26 and 27, drilled as a similar two-hole section 40 metres to the north of 24 and 25, intersected similar-looking intervals of dominantly pyrrhotite-pyrite massive to semi-massive sulphide mineralization over corelengths of 15.4 and 9.7 metres respectively at depths of between 150 and 185 metres, but the lower zone was not encountered in these holes. Core lengths are believed to approximate true widths. Split core samples will be submitted for assay this week and results are expected in 3-4 weeks.

The results of the drilling indicate that the sulphide mineralization forms a gently northwest-plunging elongated lens lying in a synformal fold closure as previously inferred from structural mapping work. The zone remains open down-plunge. The felsic volcanic rocks beneath the

massive sulphide horizon are characterized by intense chlorite-epidote-sulphide alteration. The rocks above the massive sulphides are sericitic rhyolite breccias with abundant disseminated pyrite. The lower contact of the zone in all four holes is marked by a fault zone, leading to the conclusion that the zone intersected is a faulted slice off of a larger body. Down-hole TEM surveys are planned for the summer to look for the faulted extension of the zone and any conductors detected will be tested in a Phase 3 drilling program planned for the fall.

The geology of the Red Hill property bears all the hallmarks of a classic copper-zinc-silver-gold VMS environment and the favourable geology extends over much of the 6000 acre property. Accordingly, the Company is also planning additional geophysical and geological surveys including remote sensing to map out major structural features and identify additional targets for copper-zinc massive sulphide mineralization.

Overall project supervision is being provided by by Dr. J-P. Desrochers, P.Geo., while the drilling program was supervised Dr. D. L. Trueman, P.Geo.

The Red Hill property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest, subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 47,502,598. Working Capital: $2.3 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

August 1, 2006 **No. 06-08**

Avalon Provides Exploration and Development Update

High-grade copper-zinc values reported from Red Hill VMS project. Rare metals work programs progressing

---

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that, further to the Company's news release dated July 6, 2006, initial assay results have confirmed the discovery of high-grade copper-zinc mineralization in hole RH-06-25 drilled recently on the **Red Hill copper-zinc-silver-gold VMS project** located near Kamloops, B.C. A **1.74 metre** interval in this hole (believed to approximate a true width) assayed **10.15% copper, 5.45% zinc, 1.41 g/t gold and >30ppm silver** (subject to re-assay). Hole RH-06-24 intersected 19.47m of pyrite and pyrrhotite-rich massive sulphides in a separate zone assaying 0.26% copper over 17.47m and 1.16% Zn over a 1.0 metre sub-interval. Assay results for the two remaining drill holes (RH-06-26 and 27) are expected within 2-3 weeks. Assay results received previously from hole RH-05-23 are reported for comparative purposes.

Management is very encouraged by these initial results which confirm that a significant copper-zinc-gold-silver volcanogenic massive sulphide ("VMS") system exists in the Red Hill project area. The high-grade copper – zinc intersection in RH-06-25 appears fault bounded and is believed to represent a faulted slice from a larger massive sulphide body. Down-hole pulse EM surveys are planned for the summer to locate extensions to the known zones and follow-up drilling is planned for the fall.

Further work is required to define the extent of the volcanogenic massive sulphide ("VMS") mineralization on the Red Hill the property, which covers a 16km strikelength of favourable geology that, for the most part, is little-explored. Accordingly, a deep-penetrating and high resolution airborne EM survey is being planned for later this summer to cover the entire property and look for additional VMS targets. Overall project supervision is being provided by by Dr. J-P. Desrochers, P.Geo., while the drilling program was supervised Dr. D. L. Trueman, P.Geo.

The Red Hill property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest, subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property

at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

Rare Metals Exploration Update

On the **Separation Rapids** project, the 300 tonne bulk sample has been crushed and bagged but delivery has been delayed at the request of the customer. The material was to have been delivered to a pilot plant but this facility is not yet ready to accept it. It is now anticipated that the material will be delivered in late August. In the meantime, the Company has completed additional work on the site to upgrade the access road to all-weather status so that additional bulk sample material can be prepared and shipped as the customer requires.

On **Thor Lake**, work on the scoping study being prepared by Wardrop Engineering is progressing and is expected to be completed sometime in September. A field crew has been mobilized to the site to do some additional sampling of historical drill cores from the Lake Zone which are archived on the site. This involves analysis of the core for the rare earth elements and collection of a suite of samples for petrographic study that will provide data for designing a beneficiation process for the rare earth mineralization. These data will supplement the existing database being used by Wardrop to prepare the scoping study and will assist in planning the definition drilling program planned for later this year.

On **Warren Township**, preparations are being made to produce a 250 tonne bulk sample of the calcium feldspar product for a new potential customer in the glass industry. A process facility capable of efficiently handling this size of sample, and meeting strict quality control requirements, has been identified in western Canada. An initial plant trial is planned for this facility in August and if successful, the 250 tonne sample would be processed subsequently for delivery to the customer later in the fall.

All three rare metals projects are 100% owned by the Company.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 47,502,598. Working Capital: $2.0 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

RED HILL DIAMOND DRILLING DATA TABLES

Hole No.	Northing (m)	Easting (m)	Az	Dip	Length (m)
RH-05-23	5612636	617080	090	-75	175.90
RH-06-24	5612671	617053	060	-72	283.77
RH-06-25	5612671	617053	060	-82	270.05
RH-06-26	5612701	617047	060	-75	262.13
RH-06-27	5612701	617047	060	-82.5	300.53
				Total 2006	*1116.48*

Note: Easting and Northing coordinates are in UTM 83, zone 10.

ASSAY DATA FOR RED HILL DRILL HOLES

Hole Number	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Comments
RH05-23	77.00	78.35	1.35	**2.08**	**ND**	**ND**	**7.50**	Pyrite-chalcopyrite stringers and semi-massive sulphides
	99.15	102.10	2.95	**0.2**	**ND**	**ND**	**0.79**	Pyrite-chalcopyrite stringers and semi-massive sulphides
	148.9	151.52	2.62	**0.25**	**ND**	**ND**	**0.65**	Massive pyrite-chalcopyrite-pyrrhotite
	Incl. 148.9	149.55	0.65	**0.48**	**0.13**	**0.1**	**1.40**	
RH06-24	144.00	145.00	1.00	**0.02**	**1.16**	**0.17**	**0.9**	Semi-massive to massive pyrite and pyrrhotite lens
RH06-24	146.00	163.47	17.47	**0.26**	**ND**	**ND**	**ND**	Semi-massive to massive pyrite and pyrrhotite lens
RH06-25	151.45	152.41	0.96	**ND**	**0.90**	**ND**	**ND**	Semi-massive to massive pyrite and pyrrhotite lens
RH06-25	188.05	188.39	0.34	**0.81**	**1.12**	**ND**	**2.9**	Semi-massive to massive pyrite and pyrrhotite
RH06-25	214.01	215.75	1.74	**10.15**	**5.45**	**1.41**	**>30ppm check**	Massive banded chalcopyrite-sphalerite
RH06-26	ASSAYS PENDING							
RH06-27								

- **Assays performed at Eco-Tech Labs , Kamloops, B.C. by ICP MS**
- **ND: none detected**
- ***The intercept at 148 m in hole 23 and the intercepts at 144 m in hole 24 and at 151 m in hole 25 appear to be from the same massive sulphide lens.***

Financial Statements


RECEIVED
AUG 16 P 3:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2006

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at May 31, 2006 and August 31, 2005
Unaudited - See Notice to Reader

	May 31, 2006	August 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 2,618,171	$ 431,420
Other receivables and prepaid expenses	25,782	32,785
	2,643,953	464,205
Investments	22,143	22,143
Resource Properties (note 2)	4,418,095	3,819,587
Property, Plant and Equipment	7,088	5,783
	$ 7,091,279	$ 4,311,718
Liabilities		
Current Liabilities		
Accounts payable	$ 301,014	$ 178,962
Shareholders' Equity		
Share Capital (note 3)	23,404,333	20,231,715
Contributed Surplus (note 4)	515,697	146,294
Deficit	(17,129,765)	(16,245,253)
	6,790,265	4,132,756
	$ 7,091,279	$ 4,311,718

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
Revenue				
Interest income	$ 32,897	$ 380	$ 23,512	$ 33
Foreign exchange	33,702	-	-	-
	66,599	380	23,512	33
Expenses				
Amortization	1,631	1,138	764	380
Consulting fees	130,184	56,520	42,900	27,600
Directors' fees and expenses	7,500	9,124	2,500	3,032
Interest and financing costs	1,002	1,233	338	(1,103)
Office and general	12,762	6,496	5,231	1,492
Professional fees	65,548	67,340	26,561	12,925
Public and investor relations	111,249	35,306	40,689	19,000
Rent and utilities	11,593	8,431	5,640	2,420
Salaries and benefits	121,507	3,144	76,163	-
Shareholders' information	27,669	17,399	4,276	-
Stock based compensation	380,921	-	233,506	-
Transfer and filing fees	41,194	21,013	6,866	6,656
Travel	22,777	4,546	13,338	937
	935,537	231,690	458,772	73,339
Loss Before the Undernoted Items	(868,938)	(231,310)	(435,260)	(73,306)
Write down of Resource Properties	(15,574)	-	(15,574)	-
Gain on Sale of Investments	-	12,044	-	-
Loss for the Period	(884,512)	(219,266)	(450,834)	(73,306)
Deficit - Beginning of Period	(16,245,253)	(15,772,520)	(16,678,931)	(15,918,480)
Deficit - End of Period	$ (17,129,765)	$ (15,991,786)	$ (17,129,765)	$ (15,991,786)
Loss per Share	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Number of Common Shares Outstanding	42,986,184	32,919,348	47,198,794	35,874,339

Avalon Ventures Ltd.

Cash Flow Statements
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (526,689)	$ (171,564)	$ (186,414)	$ (79,286)
Interest received	32,897	380	23,512	33
Interest paid	(3,440)	(3,920)	-	-
	(497,232)	(175,104)	(162,902)	(79,253)
Cash Flows from Financing Activities				
Share capital	2,685,100	354,953	81,250	189,575
Warrants	476,000	95,152	-	68,530
	3,161,100	450,105	81,250	258,105
Cash Flows from Investing Activities				
Resource property expenditures	(486,681)	(217,564)	114,693	(88,266)
Proceeds from sale of resource properties	12,500	-	-	-
Proceeds from sale of investments	-	59,544	-	-
Sale (purchase) of property, plant and equipment	(2,936)	(1,817)	(2,936)	-
	(477,117)	(159,837)	111,757	(88,266)
Change in cash and cash equivalents	2,186,751	115,164	30,105	90,586
Cash and cash equivalents - beginning of period	431,420	257,020	2,588,066	281,598
Cash and cash equivalents - end of period	$ 2,618,171	$ 372,184	$ 2,618,171	$ 372,184
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ -	$ 345,000	$ -	$ 300,000
Warrants issued to acquire resource properties	$ -	$ 12,450	$ -	$ 9,750
Warrants issued to pay for share issuance costs	$ -	$ 3,915	$ -	$ -
Stock options granted to directors, officers and consultants	$ 380,921	$ -	$ 233,506	$ -

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2005 annual report.

Avalon Ventures Ltd.

Notes to the Financial Statements
For the Nine Months Ended May 31, 2006
Unaudited - See Notice to Reader

2. Resource Properties

	May 31, 2006						
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ 5,000
Diamond drilling	-	-	-	-	191,244	-	191,244
Environmental studies/permitting	11,350	-	6,780	-	2,146	-	20,276
Feasibility/engineering studies	-	-	7,630	-	-	-	7,630
Geology	75	1,068	185,304	14,131	-	16,849	217,427
Geophysical	-	-	-	-	35,165	-	35,165
Metallurgical/market studies	105,689	5,095	5,024	-	-	-	115,808
Other	400	-	8,701	-	12,431	-	21,532
Current expenditures	117,514	6,163	213,439	14,131	240,986	21,849	614,082
Balance - August 31, 2005	3,232,125	106,058	341,698	34,042	88,951	16,713	3,819,587
Write down of resource properties	-	-	-	-	-	(15,574)[1]	(15,574)[1]
Balance - May 31, 2006	$ 3,349,639	$ 112,221	$ 555,137	$ 48,173	$ 329,937	$ 22,988	$ 4,418,095

[1] Resource properties written down during the period consist of the following:

Mussy Lake Nickel- Copper- PGE Project	$ 10,574
General exploration	5,000
	$ 15,574

Avalon Ventures Ltd.

Notes to the Financial Statements
For the Nine Months Ended May 31, 2006
Unaudited - See Notice to Reader

2. Resource Properties (continued)

	May 31, 2005								
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Acquisition costs	$ -	$ -	$ 309,750	$ 5,000	$ -	$ 23,850	$ 23,850	$ 402	$ 362,852
Diamond drilling	-	-	-	12,474	-	-	-	-	12,474
Feasibility/engineering studies	-	5,784	-	-	-	-	-	-	5,784
Geochemical	-	-	-	528	-	-	-	-	528
Geology	-	4,059	6,806	1,586	11,786	3,870	7,212	3,749	39,068
Geophysical	-	-	-	24,033	-	-	-	-	24,033
Metallurgical/market studies	7,380	39,375	-	-	-	-	-	-	46,755
Other	400	-	5,106	-	6,026	-	18,105	-	29,637
Current expenditures	7,780	49,218	321,662	43,621	17,812	27,720	49,167	4,151	521,131
Balance - August 31, 2004	3,236,845	55,656	-	186,179	62,753	-	-	10,574	3,552,007
Balance - May 31, 2005	$ 3,244,625	$ 104,874	$ 321,662	$ 229,800	$ 80,565	$ 27,720	$ 49,167	$ 14,725	$ 4,073,138

3. Share Capital

a) Authorized:

25,000,000 preferred shares without par value
unlimited common shares without par value

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2005	38,153,598	$ 19,664,035
Issued: for private placement	3,500,000	1,099,000
exercise of warrants	5,624,000	2,072,464
exercise of options	75,000	31,800
Balance -May 31, 2006	47,352,598	$ 22,867,299
Warrants		
Balance - August 31, 2005	6,552,650	$ 567,680
Issued: for private placement	1,750,000	476,000
Exercised	(5,624,000)	(505,114)
Cancelled/Expired	(14,000)	(1,532)
Balance -May 31, 2006	2,664,650	$ 537,034
		$ 23,404,333

During the nine months ended May 31, 2006, the Company:

i) Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

The estimated fair market value of the warrants totalled $476,000 and this amount has been allocated to the warrant component of the units. The fair values of these warrants were estimated at the issuance date based on the Black-Scholes pricing model using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	3.79%
Expected life	2.0 years
Expected volatility	96%

3. Share Capital (continued)

ii) Issued 5,624,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,567,350. The Company has allocated the $505,114 recorded value of these warrants to the common shares.

iii) Issued 75,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $18,750. The Company has allocated the $13,050 recorded value of these options to the common shares.

c) Warrants

As at May 31, 2006 the following warrants were issued and outstanding:

i) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring February 26, 2007;

ii) 875,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007;

iii) 1,750,000 non-flow-through warrants entitling the holder to purchase one common share at $0.55, expiring January 20, 2008.

During the nine months ended May 31, 2006, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2005	6,552,650	$ 0.23
Issued	1,750,000	0.55
Exercised	(5,624,000)	0.28
Expired/Cancelled	(14,000)	0.30
Balance - May 31, 2006	2,664,650	$ 0.41

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years.

3. Share Capital (continued)

During the nine months ended May 31, 2006, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2005	2,075,000	$ 0.31
Granted	1,175,000	0.53
Exercised	(75,000)	0.25
Cancelled/expired	(100,000)	0.75
Balance - May 31, 2006	3,075,000	$0.38

During the nine months ended May 31, 2006 the Company granted:

i) 225,000 fully vested stock options to employees, directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 per share until November 22, 2010. The estimated fair value of these options was $76,838 and this amount has been expensed as stock-based compensation.

ii) an aggregate of 350,000 stock options to six consultants. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.40 per share until October 3, 2007. These options will vest at the rate of 25% every three months following October 3, 2005.

As at May 31, 2006, 175,000 of these options are vested and 58,322 have been accrued. The estimated fair value of these 233,332 options totaled $148,918 and this amount has been expensed as stock based compensation.

iii) 200,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 until December 14, 2007. These options will vest at the rate of 25% every three months following December 14, 2005.

As at May 31, 2006, 50,000 of these options are vested and 41,667 options have been accrued. The estimated fair value of these 91,667 options totaled $55,915 and this amount has been expensed as stock based compensation.

iv) 200,000 fully vested stock options to directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.69 per share until March 13, 2011. The estimated fair value of these options was $95,280 and this amount has been expensed as stock-based compensation.

v) 200,000 stock options to an officer. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.69 per share until March 13, 2011. These options will vest at the rate of 50,000 per year with the first 25,000 vesting six months following March 13, 2006.

3. Share Capital (continued)

As at May 31, 2006, 8,333 options have been earned and the estimated fair value of $3,970 has been included as stock based compensation.

The fair value of the stock options to employees, directors and officers was estimated at the grant date, and the options to consultants were estimated at the service completion date, based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.96%
Expected life	3.3 years
Expected volatility	88%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at May 31, 2006 the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	**Unvested**	**Vested**	**Remaining Contractual Life**
$ 0.69	200,000	200,000	4.8 years
$ 0.58	-	150,000	0.1 years
$ 0.48	150,000	275,000	3.1 years
$ 0.40	175,000	175,000	1.3 years
$ 0.38	-	300,000	0.4 years
$ 0.27	-	325,000	0.8 years
$ 0.25	-	602,500	2.7 years
$ 0.20	-	522,500	1.9 years
	525,000	2,550,000	

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2005	$ 120,368
Granted to employees, directors and officers	176,088
Granted to consultants	204,833
Exercised	(13,050)
Balance - May 31, 2006	$ 488,239

4. Contributed Surplus (continued)

Expired Warrants and Options

Balance - August 31, 2005	$	25,926
Expired warrants		1,532
Balance - May 31, 2006	$	27,458
	$	515,697

5. Related Party Transactions

During the nine months ended May 31, 2006 the Company:

a) incurred consulting fees of $46,750 with a director, of which $46,750 were deferred as resource property costs. As at May 31, 2006, accounts payable included $5,350 payable to this director.

b) incurred accounting fees of $23,073 with an accounting firm in which an officer is a partner. As at May 31, 2006, accounts payable included $14,770 payable to this accounting firm.

c) As at May 31, 2006, accounts payable included $2,500 in directors' fees payable to the Company's directors.

6. Subsequent Events

Subsequent to the nine months ended May 31, 2006, the Company:

a) issued 250,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options by officers and directors of the Company for cash proceeds of $108,750.

b) granted 150,000 fully vested incentive stock options to an officer of the Company. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $1.08 per share until June 21, 2011.

c) granted 100,000 incentive stock options to a consultant. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $1.08 per share until June 21, 2008. These options will vest at the rate of 25% every three months following June 21, 2006.

AVALON VENTURES LTD.

RECEIVED
2006 AUG 16 P 3:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Management Discussion and Analysis of Financial Statements
For the three and nine month periods ended May 31, 2006

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three and nine month periods ended May 31, 2006. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***July 18, 2006***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits.

The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties are at a more advanced stage with defined mineral reserves (Separation Rapids) or resources delineated (Warren Township) that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

In 2005, the Company acquired title to a third advanced project; the Thor Lake beryllium, tantalum, niobium, zirconium, yttrium and REE's property in the Northwest Territories. This property has a resource of beryllium mineralization defined by previous operators and considerable potential for delineation of new resources of REE's which are experiencing strong growth in demand from the automotive industry. The historical resources and reserves at Thor

Lake are presently being audited for compliance with NI 43-101 reporting standards by an independent engineering firm.

Markets for mineral commodities in general have strengthened over the past two years and some of the strongest demand growth has been for rare metals with high technology applications. This trend also applies to industrial minerals like the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged late in the fiscal 2005 year.

Developing our advanced industrial minerals projects to production and cash flow remains management's top priority. At the same time management continues to evaluate new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. With approximately $2.3 million in working capital as at the date of this report, the Company has the financial ability to advance its priority projects in 2006 while continuing to look for new strategic opportunities.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2005**	**2004**	**2003**
	$	$	$
Net revenues	414	1,478	2,685
Loss before discontinued operations and extraordinary items	472,733	1,670,178	904,603
Loss before discontinued operations and extraordinary items, per share	0.02	0.06	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	472,733	1,670,178	904,603
Net loss, per share	0.02	0.06	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	4,311,718	3,919,123	4,670,723
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until any new operations begin to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures during the three months ended May 31, 2006, totaled $285,914 (2005 - $362,871), of which $110,854 (39%) was expended on the Thor Lake Rare Metals project in the Northwest Territories and $99,637 (35%) was expended on the Separation Rapids lithium minerals project. The remaining resource property expenditures, totalling $75,423 (26%) were expended on, the Warren Township anorthosite project ($3,885) , the Red Hill copper-zinc-silver VMS project ($50,771), the U6 Savant Gold Project ($500) and new project evaluations ($20,267). These expenditures were entirely funded from working capital secured through the private placement financing and exercise of non flow-through share purchase warrants completed during the previous quarter.

Expenditures on the **Thor Lake project** in the first quarter were mainly on geological work related to analysis and interpretation of the extensive new dataset generated from the comprehensive core re-sampling program on the Lake Zone REE mineralization, carried out during the first quarter. This included detailed petrographic studies on the mineralogy of the REE mineralization in the Lake Zone. This work is being carried out by Dr. D. L. Trueman, P. Geo., consulting geologist, and by Dr. A. Mariano, consulting mineralogist.

Of particular significance was the recognition of internal mineralogical zoning in the Lake Zone with certain sub-zones being enriched in rare earth mineral fergusonite. Fergusonite tends to be enriched in the more scarce and valuable heavy rare earth elements which, as explained in the Company's new release dated May 16, 2006, would make these zones very attractive from a marketing and development standpoint, if proven to have sufficient size and continuity.

During the quarter, the Company initiated a scoping study to model potential development scenarios for the Lake Zone REE deposit and help in the design of the definition drilling program. Wardrop Engineering ("Wardrop") is being contracted to conduct this study with input from the Company's expert consultants on REE's. Wardrop will also be conducting an audit of existing historical reserves and resources on the property for compliance with reporting standards under NI 43-101.

A drilling program on the Lake Zone will be carried out later in the year once the scoping study has been completed and priority targets with the best potential for high grade REE mineralization have been defined. The remaining expenditures on Thor Lake during the quarter were for preliminary metallurgical studies and process engineering, community consultation, permitting and payment of annual rental fees on the property leases. The two key leases were renewed during the quarter for a second 21 year term.

Expenditures on the **Separation Rapids lithium-tantalum** property during the quarter totalled $99,637, most of which were incurred in carrying out the bulk sampling program. This work was completed in May but the 300 tonne sample has not been shipped due to delays being experienced by the customer. The customer is a development stage company and is in the process of scaling

up their manufacturing process from the laboratory to the pilot plant scale. The 300 tonnes is intended for the pilot plant facility which is not yet ready to accept it. It is now anticipated that the material will be shipped during the fourth quarter.

In the meantime, the Company proceeded with work on upgrading the site access road to all-weather status, at an estimated cost of $100,000. This work will also be completed during the fourth quarter. The Company also incurred expenditures totalling $11,350 during the quarter related to re-activating the Advanced Exploration permit for the project. This involved preparation for holding public information meetings which were held subsequent to the end of the quarter in the communities of Kenora and Whitedog. No significant concerns were raised by community members at either meeting.

Management remains optimistic that the current work will lead to requests for additional product test samples later this year and ultimately to a long term supply contract.

On the **Red Hill copper-zinc-silver VMS** prospect, Kamloops, B.C. work during the quarter consisted of Time Domain electro-magnetic ("TEM") geophysical surveys over the Red Hill sector including down-hole surveys in the three holes drilled there last fall. A number of conductive zones were detected including a strong off-hole conductor in hole # 23 which was highlighted by the intersection of two narrow bands of massive sulphide mineralization producing assays of 2.08% copper and 7.50 g/t silver over 1.35 metres and 0.56% copper and 0.79 g/t silver over 2.95 metres.

Subsequent to the end of the quarter, four holes totalling 1120 metres were drilled to test the off-hole conductor in hole #23. As disclosed in he Company's news release dated July 6, 2006, all four holes intersected iron-rich massive sulphide mineralization over widths ranging from 5.5 to 19.5 metres, similar to the second intercept in hole #23 plus one narrower intersection of higher grade chalcopyrite (copper) mineralization. Assays are pending as at the date of this report.

Further down-hole geophysics is planned for the summer before resuming drilling in the fall, but management is very encouraged by these initial results which have confirmed the presence of a significant volcanogenic massive sulphide system in the Red Hill sector. The zone appears to lie in a shallow-plunging synformal fold hinge, as predicted by the Company's new structural model, and remains wide open for expansion down-plunge. Overall project supervision is being provided by by Dr. J-P. Desrochers, P.Geo., while the drilling program was supervised Dr. D. L. Trueman, P.Geo.

A technical report on the 2005 work program was completed by Dr. Desrochers and filed for assessment purposes during quarter. Filing fees of $12,431, were incurred during the quarter, along with $2,146 in costs for an archaeological study carried out in 2005 as part of the requirements for securing a land use permit.

On the **Warren Township anorthosite** project, meetings were held with a new potential customer in the glass industry for the calcium feldspar product. This included a visit to the project by two customer representatives to view the Company's proposed development concept. The meeting concluded with a request to prepare and deliver a 250 tonne product bulk sample for testing at one of the customer's manufacturing facilities in the United States. To this end, the Company's technical consultants have identified a suitable facility in western Canada, which has both the size and quality control capabilities required for this work. This facility will be evaluated

in detail during the fourth quarter. Plans are presently being made to extract and process 300 tonnes of ore, which will yield the 250 tonne bulk sample for delivery to the customer by the fall.

Finally, subsequent to the end of the quarter, the Company allowed its claims in the Mussy Lake area of Ontario to lapse and acquisition costs totalling $15,574 were written off. Although the property was situated along strike from a recently announced copper-zinc-silver-gold find by MetalCORP Limited, there were no obvious targets on the property and certainly nothing comparable to the highly promising copper-zinc prospects on the Red Hill project in B.C.

Administration

Administrative expenses for the three months ended May 31, 2006 totalled $458,772, compared with $73,339 during the comparable quarter in 2005. This is a reflection of the greatly increased level of business activity since the Company re-financed during the second quarter of fiscal 2006. The major areas of increased expenditures were for stock-based compensation ($233,506 compared to $Nil for the comparable period in 2005) related to options earned by employees and consultants, increased public and investor relations activities ($40,689 compared to $19,000), increased salaries and benefits ($76,163 compared to $nil) as well as increased consulting and professional fees. Travel costs also increased due to participation in trade shows in Calgary, Thunder Bay and Chicago during the quarter. Other administrative costs were generally comparable to the previous year.

The Company's revenue of $23,512 during the quarter was entirely from interest income ($33 in the comparable quarter in 2005). This resulted in an operating loss of $435,260, and after accounting for the writeoffs of Mussy Lake and general exploration, the net loss for the quarter was $450,834 or $0.01 per share. This loss compares to a loss of $73,306 during the comparable quarter in 2005, the difference being mainly attributable to the increased business activity and attendant increase in operating costs.

Expenditures on public and investor relations activities during the quarter totaled $40,689 bringing the three month total to $111,249, a sharp increase over the comparable periods a year ago. The Company has made a concerted effort to increase its investor relations activities in 2006, in response to increased market interest in the rare metals and junior mining companies generally and greater competition for the investment dollar. In addition to the trade show participation mentioned above, the Company also produced a webcast plus several audio and video interviews with the President for dissemination over the internet, a Stockhouse "Newsblast", print advertising and several information pieces for investors.

During the quarter, Proteus Capital Corp. ("Proteus") of New York, NY, completed the information memorandum on the Company which was made available to the public on May 1. This comprehensive research report on the Company will be used to provide a detailed third party analysis on the Company to institutional investors in the United States. Meetings with such institutions were initiated in July, subsequent to the end of the quarter.

Subsequent to the end of the quarter, the Company engaged the services of Mr. David Ellis as an Investor relations consultant for a minimum period of six months. As part of his compensation arrangement, Mr. Ellis was granted 100,000 incentive stock options exerciseable at a price of $1.08 for a period of two years from the date of grant of the option, which was June 21, 2006. The options will vest at the rate of 25,000 every three months from the date of grant. On the same

date, 150,000 fully vested incentive stock options were issued to an executive officer of the Company exerciseable at $1.08 for a period of five years.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	**2006**			**2005**				**2004**
For the Quarters Ended	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**
	$	$	$	$	$	$	$	$
Net revenues	23,512	43,087	27	34	33	101	246	470
Loss before discontinued operations and extraordinary items	450,834	207,598	203,283	253,467	73,306	98,819	47,141	1,309,298
Loss before discontinued operations and extraordinary items, per share	0.01	-	-	0.01	0.01	-	-	0.05
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	450,834	207,598	203,283	253,467	73,306	98,819	47,141	1,309,298
Net loss, per share	0.01	-	0.01	0.01	0.01	-	-	0.05
Net loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties and administrative expenses. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.

As at May 31, 2006, the Company had working capital of $2,365,082 (including investments of $22,143) and cash on hand of $2,618,171, more than adequate to cover the Company's cash requirements, for at least the next 12-18 months.

During the quarter, the Company had interest income of $23,512 and $81,250 in proceeds from the exercise of share purchase warrants and incentive stock options. Subsequent to the end of the quarter, a further 250,000 incentive stock options were exercised resulting in additional cash proceeds of $108,750.

With its increased working capital position compared to the end of the comparable period in 2005, management is confident that is has sufficient funding to carry out all of the planned work programs for its priority projects in 2006. In addition, the Company has "in-the-money" share purchase warrants outstanding which could realize over $1.0 million in additional financing if fully exercised plus a similar amount potentially realizable from the exercise of outstanding "in-the-money" incentive stock options.

A joint venture with an industry partner or product end-user remains an attractive alternative for financing the next stage of development on the Company's Thor Lake and Warren Township projects, where capital requirements may be relatively large. The Separation Rapids project may not require substantial capital to initiate production since the presently defined market will accept the ore on a direct shipping basis, requiring only crushing (and possibly fine grinding) which can be carried out on-site by a mining contractor.

Off Balance Sheet Arrangements

As at May 31, 2006 the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended May 31, 2006 the Company:

a) incurred consulting fees of $17,250 with a director, of which $17,250 were deferred as resource property costs. As May 31, 2006 accounts payable included $5,350 payable to this director.

b) incurred accounting fees of $9,898 with an accounting firm in which an officer is a partner. As at May 31, 2006, accounts payable included $14,770 payable to this accounting firm.

c) As at May 31, 2006, accounts payable included $2,500 in directors' fees payable to the Company's directors.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that this

Special Licence Application will be approved, but there is no certainty. A rare metals project in South America was evaluated during the quarter and an acquisition proposal was submitted to the property owner. The proposal was rejected, although further discussions are considered likely.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at May 31, 2006 is $32,209, which is $10,066 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access. Furthermore, skilled manpower is becoming increasingly difficult to access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. With the possible exception of Separation Rapids, the Company does not have sufficient funds to put any of its resource interests into production using its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the quarter, the Company, the Company issued a further 250,000 common shares pursuant to the exercise of warrants and 75,000 shares pursuant to the exercise of incentive stock options resulting in aggregate proceeds to the Company of $81,250. Finally, subsequent

to the end of the quarter, 250,000 common shares were issued pursuant to the exercise of incentive stock options resulting in additional cash proceeds of $108,750.

Accordingly, as at the date of this report, the Company had issued and outstanding 47,602,598 common shares with a recorded value of $22,980,484.

b) *Warrants*

As at the date of this report, the Company had an aggregate of 2,664,650 warrants outstanding with a weighted average exercise price of $0.41.

c) *Options*

Subsequent to the end of the quarter, the Company issued 250,000 incentive stock options to one officer and one consultant at an exercise price of $1.08, expiring June 21, 2011 as to the 150,000 options granted to the officer and June 21, 2008 as to 100,000 options granted to the consultant. The 100,000 consultant's options will vest at the rate of 25,000 every three months from the date of grant of the option. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

As at the date of this report, the Company had an aggregate of 3,075,000 incentive stock options outstanding with a weighted average exercise price of $0.43.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

Form 52-109F2 ***Certification of Interim Filings***

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

July 18, 2006

(signed) "Donald S. Bubar"
Donald S. Bubar
Chief Executive Officer

Form 52-109F2 ***Certification of Interim Filings***

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

July 18, 2006

(signed) "R. James Andersen"
R. James Andersen
Chief Financial Officer




AVALON VENTURES LTD.

Interim Financial Statements and MD&A for nine months ended May 31, 2006


HYBRID
SYNERGY
DRIVE



EXPLORING FOR

THE METALS

OF THE FUTURE

Interim Financial Statements and MD&A
for nine months ended May 31, 2006

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the three and nine month periods ended May 31, 2006

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three and nine month periods ended May 31, 2006. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements. Neither of these documents nor the MDA have been reviewed by the Company's Auditors, but they are subject to approval by the Company's Board of Directors prior to filing and distribution to the shareholders.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***July 18, 2006***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits.

The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties are at a more advanced stage with defined mineral reserves (Separation Rapids) or resources delineated (Warren Township) that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

In 2005, the Company acquired title to a third advanced project; the Thor Lake beryllium, tantalum, niobium, zirconium, yttrium and REE's property in the Northwest Territories. This property has a resource of beryllium mineralization defined by previous operators and considerable potential for delineation of new resources of REE's which are experiencing strong growth in demand from the automotive industry. The historical resources and reserves at Thor

Lake are presently being audited for compliance with NI 43-101 reporting standards by an independent engineering firm.

Markets for mineral commodities in general have strengthened over the past two years and some of the strongest demand growth has been for rare metals with high technology applications. This trend also applies to industrial minerals like the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged late in the fiscal 2005 year.

Developing our advanced industrial minerals projects to production and cash flow remains management's top priority. At the same time management continues to evaluate new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits. With approximately $2.3 million in working capital as at the date of this report, the Company has the financial ability to advance its priority projects in 2006 while continuing to look for new strategic opportunities.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2005	2004	2003
	$	$	$
Net revenues	414	1,478	2,685
Loss before discontinued operations and extraordinary items	472,733	1,670,178	904,603
Loss before discontinued operations and extraordinary items, per share	0.02	0.06	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	472,733	1,670,178	904,603
Net loss, per share	0.02	0.06	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	4,311,718	3,919,123	4,670,723
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until any new operations begin to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures during the three months ended May 31, 2006, totalled $285,914 (2005 - $362,871), of which $110,854 (39%) was expended on the Thor Lake Rare Metals project in the Northwest Territories and $99,637 (35%) was expended on the Separation Rapids lithium minerals project. The remaining resource property expenditures, totalling $75,423 (26%) were expended on, the Warren Township anorthosite project ($3,885) , the Red Hill copper-zinc-silver VMS project ($50,771), the U6 Savant Gold Project ($500) and new project evaluations ($20,267). These expenditures were entirely funded from working capital secured through the private placement financing and exercise of non flow-through share purchase warrants completed during the previous quarter.

Expenditures on the **Thor Lake project** in the first quarter were mainly on geological work related to analysis and interpretation of the extensive new dataset generated from the comprehensive core re-sampling program on the Lake Zone REE mineralization, carried out during the first quarter. This included detailed petrographic studies on the mineralogy of the REE mineralization in the Lake Zone. This work is being carried out by Dr. D. L. Trueman, P. Geo., consulting geologist, and by Dr. A. Mariano, consulting mineralogist.

Of particular significance was the recognition of internal mineralogical zoning in the Lake Zone with certain sub-zones being enriched in rare earth mineral fergusonite. Fergusonite tends to be enriched in the more scarce and valuable heavy rare earth elements which, as explained in the Company's new release dated May 16, 2006, would make these zones very attractive from a marketing and development standpoint, if proven to have sufficient size and continuity.

During the quarter, the Company initiated a scoping study to model potential development scenarios for the Lake Zone REE deposit and help in the design of the definition drilling program. Wardrop Engineering ("Wardrop") is being contracted to conduct this study with input from the Company's expert consultants on REE's. Wardrop will also be conducting an audit of existing historical reserves and resources on the property for compliance with reporting standards under NI 43-101.

A drilling program on the Lake Zone will be carried out later in the year once the scoping study has been completed and priority targets with the best potential for high grade REE mineralization have been defined. The remaining expenditures on Thor Lake during the quarter were for preliminary metallurgical studies and process engineering, community consultation, permitting and payment of annual rental fees on the property leases. The two key leases were renewed during the quarter for a second 21 year term.

Expenditures on the **Separation Rapids lithium-tantalum** property during the quarter totalled $99,637, most of which were incurred in carrying out the bulk sampling program. This work was completed in May but the 300 tonne sample has not been shipped due to delays being experienced by the customer. The customer is a development stage company and is in the process of scaling up their manufacturing process from the laboratory to the pilot plant scale. The 300 tonnes is intended for the pilot plant facility which is not yet ready to accept it. It is now anticipated that the material will be shipped during the fourth quarter.

In the meantime, the Company proceeded with work on upgrading the site access road to all-weather status, at an estimated cost of $100,000. This work will also be completed during the fourth quarter. The Company also incurred expenditures totalling $11,350 during the quarter related to re-activating the Advanced Exploration permit for the project. This involved preparation for holding public information meetings which were held subsequent to the end of the quarter in the communities of Kenora and Whitedog. No significant concerns were raised by community members at either meeting.

Management remains optimistic that the current work will lead to requests for additional product test samples later this year and ultimately to a long term supply contract.

On the **Red Hill copper-zinc-silver VMS** prospect, Kamloops, B.C. work during the quarter consisted of Time Domain electro-magnetic ("TEM") geophysical surveys over the Red Hill sector including down-hole surveys in the three holes drilled there last fall. A number of conductive zones were detected including a strong off-hole conductor in hole # 23 which was highlighted by the intersection of two narrow bands of massive sulphide mineralization producing assays of 2.08% copper and 7.50 g/t silver over 1.35 metres and 0.56% copper and 0.79 g/t silver over 2.95 metres.

Subsequent to the end of the quarter, four holes totalling 1120 metres were drilled to test the off-hole conductor in hole #23. As disclosed in he Company's news release dated July 6, 2006, all four holes intersected iron-rich massive sulphide mineralization over widths ranging from 5.5 to 19.5 metres, similar to the second intercept in hole #23 plus one narrower intersection of higher grade chalcopyrite (copper) mineralization. Assays are pending as at the date of this report.

Further down-hole geophysics is planned for the summer before resuming drilling in the fall, but management is very encouraged by these initial results which have confirmed the presence of a significant volcanogenic massive sulphide system in the Red Hill sector. The zone appears to lie in a shallow-plunging synformal fold hinge, as predicted by the Company's new structural model, and remains wide open for expansion down-plunge. Overall project supervision is being provided by Dr. J-P. Desrochers, P.Geo., while the drilling program was supervised Dr. D. L. Trueman, P.Geo.

A technical report on the 2005 work program was completed by Dr. Desrochers and filed for assessment purposes during quarter. Filing fees of $12,431, were incurred during the quarter, along with $2,146 in costs for an archaeological study carried out in 2005 as part of the requirements for securing a land use permit.

On the **Warren Township anorthosite** project, meetings were held with a new potential customer in the glass industry for the calcium feldspar product. This included a visit to the project by two customer representatives to view the Company's proposed development concept. The meeting concluded with a request to prepare and deliver a 250 tonne product bulk sample for testing at one of the customer's manufacturing facilities in the United States. To this end, the Company's technical consultants have identified a suitable facility in western Canada, which has both the size and quality control capabilities required for this work. This facility will be evaluated in detail during the fourth quarter. Plans are presently being made to extract and process 300 tonnes of ore, which will yield the 250 tonne bulk sample for delivery to the customer by the fall.

Finally, subsequent to the end of the quarter, the Company allowed its claims in the Mussy Lake area of Ontario to lapse and acquisition costs totalling $15,574 were written off. Although the

property was situated along strike from a recently announced copper-zinc-silver-gold find by MetalCORP Limited, there were no obvious targets on the property and certainly nothing comparable to the highly promising copper-zinc prospects on the Red Hill project in B.C.

Administration

Administrative expenses for the three months ended May 31, 2006 totalled $458,772, compared with $73,339 during the comparable quarter in 2005. This is a reflection of the greatly increased level of business activity since the Company re-financed during the second quarter of fiscal 2006. The major areas of increased expenditures were for stock-based compensation ($233,506 compared to $Nil for the comparable period in 2005) related to options earned by employees and consultants, increased public and investor relations activities ($40,689 compared to $19,000), increased salaries and benefits ($76,163 compared to $nil) as well as increased consulting and professional fees. Travel costs also increased due to participation in trade shows in Calgary, Thunder Bay and Chicago during the quarter. Other administrative costs were generally comparable to the previous year.

The Company's revenue of $23,512 during the quarter was entirely from interest income ($33 in the comparable quarter in 2005). This resulted in an operating loss of $435,260, and after accounting for the writeoffs of Mussy Lake and general exploration, the net loss for the quarter was $450,834 or $0.01 per share. This loss compares to a loss of $73,306 during the comparable quarter in 2005, the difference being mainly attributable to the increased business activity and attendant increase in operating costs.

Expenditures on public and investor relations activities during the quarter totalled $40,689 bringing the three month total to $111,249, a sharp increase over the comparable periods a year ago. The Company has made a concerted effort to increase its investor relations activities in 2006, in response to increased market interest in the rare metals and junior mining companies generally and greater competition for the investment dollar. In addition to the trade show participation mentioned above, the Company also produced a webcast plus several audio and video interviews with the President for dissemination over the internet, a Stockhouse "Newsblast", print advertising and several information pieces for investors.

During the quarter, Proteus Capital Corp. ("Proteus") of New York, NY, completed the information memorandum on the Company which was made available to the public on May 1. This comprehensive research report on the Company will be used to provide a detailed third party analysis on the Company to institutional investors in the United States. Meetings with such institutions were initiated in July, subsequent to the end of the quarter.

Subsequent to the end of the quarter, the Company engaged the services of Mr. David Ellis as an Investor relations consultant for a minimum period of six months. As part of his compensation arrangement, Mr. Ellis was granted 100,000 incentive stock options exercisable at a price of $1.08 for a period of two years from the date of grant of the option, which was June 21, 2006. The options will vest at the rate of 25,000 every three months from the date of grant. On the same date, 150,000 fully vested incentive stock options were issued to an executive officer of the Company exercisable at $1.08 for a period of five years.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2006			2005				2004
For the Quarters Ended	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**
	$	$	$	$	$	$	$	$
Net revenues	23,512	43,087	27	34	33	101	246	470
Loss before discontinued operations and extraordinary items	450,834	207,598	203,283	253,467	73,306	98,819	47,141	1,309,298
Loss before discontinued operations and extraordinary items, per share	0.01	-	-	0.01	0.01	-	-	0.05
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	450,834	207,598	203,283	253,467	73,306	98,819	47,141	1,309,298
Net loss, per share	0.01	-	0.01	0.01	0.01	-	-	0.05
Net loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties and administrative expenses. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.

As at May 31, 2006, the Company had working capital of $2,365,082 (including investments of $22,143) and cash on hand of $2,618,171, more than adequate to cover the Company's cash requirements, for at least the next 12-18 months.

During the quarter, the Company had interest income of $23,512 and $81,250 in proceeds from the exercise of share purchase warrants and incentive stock options. Subsequent to the end of the quarter, a further 250,000 incentive stock options were exercised resulting in additional cash proceeds of $108,750.

With its increased working capital position compared to the end of the comparable period in 2005, management is confident that is has sufficient funding to carry out all of the planned work programs for its priority projects in 2006. In addition, the Company has "in-the-money" share purchase warrants outstanding which could realize over $1.0 million in additional financing if fully exercised plus a similar amount potentially realizable from the exercise of outstanding "in-the-money" incentive stock options.

A joint venture with an industry partner or product end-user remains an attractive alternative for financing the next stage of development on the Company's Thor Lake and Warren Township projects, where capital requirements may be relatively large. The Separation Rapids project may not require substantial capital to initiate production since the presently defined market will accept the ore on a direct shipping basis, requiring only crushing (and possibly fine grinding) which can be carried out on-site by a mining contractor.

Off Balance Sheet Arrangements

As at May 31, 2006 the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended May 31, 2006 the Company:

a) incurred consulting fees of $17,250 with a director, of which $17,250 were deferred as resource property costs. As May 31, 2006 accounts payable included $5,350 payable to this director.

b) incurred accounting fees of $9,898 with an accounting firm in which an officer is a partner. As at May 31, 2006, accounts payable included $14,770 payable to this accounting firm.

c) As at May 31, 2006, accounts payable included $2,500 in directors' fees payable to the Company's directors.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that this Special Licence Application will be approved, but there is no certainty. A rare metals project in South America was evaluated during the quarter and an acquisition proposal was submitted to the property owner. The proposal was rejected, although further discussions are considered likely.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at May 31, 2006 is $32,209, which is $10,066 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access. Furthermore, skilled manpower is becoming increasingly difficult to access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. With the possible exception of Separation Rapids, the Company does not have sufficient funds to put any of its resource interests into production using its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the quarter, the Company, the Company issued a further 250,000 common shares pursuant to the exercise of warrants and 75,000 shares pursuant to the exercise of incentive stock options resulting in aggregate proceeds to the Company of $81,250. Finally, subsequent to the end of the quarter, 250,000 common shares were issued pursuant to the exercise of incentive stock options resulting in additional cash proceeds of $108,750.

Accordingly, as at the date of this report, the Company had issued and outstanding

47,602,598 common shares with a recorded value of $22,980,484.

b) *Warrants*

As at the date of this report, the Company had an aggregate of 2,664,650 warrants outstanding with a weighted average exercise price of $0.41.

c) *Options*

Subsequent to the end of the quarter, the Company issued 250,000 incentive stock options to one officer and one consultant at an exercise price of $1.08, expiring June 21, 2011 as to the 150,000 options granted to the officer and June 21, 2008 as to 100,000 options granted to the consultant. The 100,000 consultant's options will vest at the rate of 25,000 every three months from the date of grant of the option. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

As at the date of this report, the Company had an aggregate of 3,075,000 incentive stock options outstanding with a weighted average exercise price of $0.43.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

Financial Statements

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2006

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at May 31, 2006 and August 31, 2005
Unaudited - See Notice to Reader

	May 31, 2006	August 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 2,618,171	$ 431,420
Other receivables and prepaid expenses	25,782	32,785
	2,643,953	464,205
Investments	22,143	22,143
Resource Properties (note 2)	4,418,095	3,819,587
Property, Plant and Equipment	7,088	5,783
	$ 7,091,279	$ 4,311,718
Liabilities		
Current Liabilities		
Accounts payable	$ 301,014	$ 178,962
Shareholders' Equity		
Share Capital (note 3)	23,404,333	20,231,715
Contributed Surplus (note 4)	515,697	146,294
Deficit	(17,129,765)	(16,245,253)
	6,790,265	4,132,756
	$ 7,091,279	$ 4,311,718

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
Revenue				
Interest income	$ 32,897	$ 380	$ 23,512	$ 33
Foreign exchange	33,702	-	-	-
	66,599	380	23,512	33
Expenses				
Amortization	1,631	1,138	764	380
Consulting fees	130,184	56,520	42,900	27,600
Directors' fees and expenses	7,500	9,124	2,500	3,032
Interest and financing costs	1,002	1,233	338	(1,103)
Office and general	12,762	6,496	5,231	1,492
Professional fees	65,548	67,340	26,561	12,925
Public and investor relations	111,249	35,306	40,689	19,000
Rent and utilities	11,593	8,431	5,640	2,420
Salaries and benefits	121,507	3,144	76,163	-
Shareholders' information	27,669	17,399	4,276	-
Stock based compensation	380,921	-	233,506	-
Transfer and filing fees	41,194	21,013	6,866	6,656
Travel	22,777	4,546	13,338	937
	935,537	231,690	458,772	73,339
Loss Before the Undernoted Items	(868,938)	(231,310)	(435,260)	(73,306)
Write down of Resource Properties	(15,574)	-	(15,574)	-
Gain on Sale of Investments	-	12,044	-	-
Loss for the Period	(884,512)	(219,266)	(450,834)	(73,306)
Deficit - Beginning of Period	(16,245,253)	(15,772,520)	(16,678,931)	(15,918,480)
Deficit - End of Period	$ (17,129,765)	$ (15,991,786)	$ (17,129,765)	$ (15,991,786)
Loss per Share	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Number of Common Shares Outstanding	42,986,184	32,919,348	47,198,794	35,874,339

Avalon Ventures Ltd.

Cash Flow Statements
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (526,689)	$ (171,564)	$ (186,414)	$ (79,286)
Interest received	32,897	380	23,512	33
Interest paid	(3,440)	(3,920)	-	-
	(497,232)	(175,104)	(162,902)	(79,253)
Cash Flows from Financing Activities				
Share capital	2,685,100	354,953	81,250	189,575
Warrants	476,000	95,152	-	68,530
	3,161,100	450,105	81,250	258,105
Cash Flows from Investing Activities				
Resource property expenditures	(486,681)	(217,564)	114,693	(88,266)
Proceeds from sale of resource properties	12,500	-	-	-
Proceeds from sale of investments	-	59,544	-	-
Sale (purchase) of property, plant and equipment	(2,936)	(1,817)	(2,936)	-
	(477,117)	(159,837)	111,757	(88,266)
Change in cash and cash equivalents	2,186,751	115,164	30,105	90,586
Cash and cash equivalents - beginning of period	431,420	257,020	2,588,066	281,598
Cash and cash equivalents - end of period	$ 2,618,171	$ 372,184	$ 2,618,171	$ 372,184
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ -	$ 345,000	$ -	$ 300,000
Warrants issued to acquire resource properties	$ -	$ 12,450	$ -	$ 9,750
Warrants issued to pay for share issuance costs	$ -	$ 3,915	$ -	$ -
Stock options granted to directors, officers and consultants	$ 380,921	$ -	$ 233,506	$ -

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2005 annual report.

2. Resource Properties

	May 31, 2006						
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ 5,000
Diamond drilling	-	-	-	-	191,244	-	191,244
Environmental studies/permitting	11,350	-	6,780	-	2,146	-	20,276
Feasibility/engineering studies	-	-	7,630	-	-	-	7,630
Geology	75	1,068	185,304	14,131	-	16,849	217,427
Geophysical	-	-	-	-	35,165	-	35,165
Metallurgical/market studies	105,689	5,095	5,024	-	-	-	115,808
Other	400	-	8,701	-	12,431	-	21,532
Current expenditures	117,514	6,163	213,439	14,131	240,986	21,849	614,082
Balance - August 31, 2005	3,232,125	106,058	341,698	34,042	88,951	16,713	3,819,587
Write down of resource properties	-	-	-	-	-	(15,574)[1]	(15,574)[1]
Balance - May 31, 2006	$ 3,349,639	$ 112,221	$ 555,137	$ 48,173	$ 329,937	$ 22,988	$ 4,418,095

[1]Resource properties written down during the period consist of the following:

Mussy Lake Nickel- Copper- PGE	$ 10,574
General exploration	5,000
	$ 15,574

2. Resource Properties (continued)

May 31, 2005

	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Acquisition costs	$ -	$ -	$ 309,750	$ 5,000	$ -	$ 23,850	$ 23,850	$ 402	$ 362,852
Diamond drilling	-	-	-	12,474	-	-	-	-	12,474
Feasibility/engineering studies	-	5,784	-	-	-	-	-	-	5,784
Geochemical	-	-	-	528	-	-	-	-	528
Geology	-	4,059	6,806	1,586	11,786	3,870	7,212	3,749	39,068
Geophysical	-	-	-	24,033	-	-	-	-	24,033
Metallurgical/market studies	7,380	39,375	-	-	-	-	-	-	46,755
Other	400	-	5,106	-	6,026	-	18,105	-	29,637
Current expenditures	7,780	49,218	321,662	43,621	17,812	27,720	49,167	4,151	521,131
Balance - August 31, 2004	3,236,845	55,656	-	186,179	62,753	-	-	10,574	3,552,007
Balance - May 31, 2005	$ 3,244,625	$ 104,874	$ 321,662	$ 229,800	$ 80,565	$ 27,720	$ 49,167	$ 14,725	$ 4,073,138

3. Share Capital

a) Authorized:

25,000,000	preferred shares without par value
unlimited	common shares without par value

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2005	38,153,598	$ 19,664,035
Issued: for private placement	3,500,000	1,099,000
exercise of warrants	5,624,000	2,072,464
exercise of options	75,000	31,800
Balance -May 31, 2006	47,352,598	$ 22,867,299
Warrants		
Balance - August 31, 2005	6,552,650	$ 567,680
Issued: for private placement	1,750,000	476,000
Exercised	(5,624,000)	(505,114)
Cancelled/Expired	(14,000)	(1,532)
Balance -May 31, 2006	2,664,650	$ 537,034
		$ 23,404,333

3. Share Capital (continued)

During the nine months ended May 31, 2006, the Company:

i) Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

The estimated fair market value of the warrants totalled $476,000 and this amount has been allocated to the warrant component of the units. The fair values of these warrants were estimated at the issuance date based on the Black-Scholes pricing model using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	3.79%
Expected life	2.0 years
Expected volatility	96%

ii) Issued 5,624,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,567,350. The Company has allocated the $505,114 recorded value of these warrants to the common shares.

iii) Issued 75,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $18,750. The Company has allocated the $13,050 recorded value of these options to the common shares.

c) Warrants

As at May 31, 2006 the following warrants were issued and outstanding:

i) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring February 26, 2007;

ii) 875,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007;

iii) 1,750,000 non-flow-through warrants entitling the holder to purchase one common share at $0.55, expiring January 20, 2008.

During the nine months ended May 31, 2006, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2005	6,552,650	$ 0.23
Issued	1,750,000	0.55
Exercised	(5,624,000)	0.28
Expired/Cancelled	(14,000)	0.30
Balance - May 31, 2006	2,664,650	$ 0.41

3. Share Capital (continued)

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years.

During the nine months ended May 31, 2006, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2005	2,075,000	$ 0.31
Granted	1,175,000	0.53
Exercised	(75,000)	0.25
Cancelled/expired	(100,000)	0.75
Balance - May 31, 2006	3,075,000	$0.38

During the nine months ended May 31, 2006 the Company granted:

i) 225,000 fully vested stock options to employees, directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 per share until November 22, 2010. The estimated fair value of these options was $76,838 and this amount has been expensed as stock-based compensation.

ii) An aggregate of 350,000 stock options to six consultants. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.40 per share until October 3, 2007. These options will vest at the rate of 25% every three months following October 3, 2005.

   As at May 31, 2006, 175,000 of these options are vested and 58,322 have been accrued. The estimated fair value of these 233,332 options totaled $148,918 and this amount has been expensed as stock based compensation.

iii) 200,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 until December 14, 2007. These options will vest at the rate of 25% every three months following December 14, 2005.

   As at May 31, 2006, 50,000 of these options are vested and 41,667 options have been accrued. The estimated fair value of these 91,667 options totaled $55,915 and this amount has been expensed as stock based compensation.

3. Share Capital (continued)

iv) 200,000 fully vested stock options to directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.69 per share until March 13, 2011. The estimated fair value of these options was $95,280 and this amount has been expensed as stock-based compensation.

v) 200,000 stock options to an officer. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.69 per share until March 13, 2011. These options will vest at the rate of 50,000 per year with the first 25,000 vesting six months following March 13, 2006.

As at May 31, 2006, 8,333 options have been earned and the estimated fair value of $3,970 has been included as stock based compensation.

The fair value of the stock options to employees, directors and officers was estimated at the grant date, and the options to consultants were estimated at the service completion date, based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.96%
Expected life	3.3 years
Expected volatility	88%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at May 31, 2006 the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	**Unvested**	**Vested**	**Remaining Contractual Life**
$ 0.69	200,000	200,000	4.8 years
$ 0.58	-	150,000	0.1 years
$ 0.48	150,000	275,000	3.1 years
$ 0.40	175,000	175,000	1.3 years
$ 0.38	-	300,000	0.4 years
$ 0.27	-	325,000	0.8 years
$ 0.25	-	602,500	2.7 years
$ 0.20	-	522,500	1.9 years
	525,000	2,550,000	

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options

Balance - August 31, 2005	$	120,368
Granted to employees, directors and officers		176,088
Granted to consultants		204,833
Exercised		(13,050)
Balance - May 31, 2006	$	488,239

Expired Warrants and Options

Balance - August 31, 2005	$	25,926
Expired warrants		1,532
Balance - May 31, 2006	$	27,458
	$	515,697

5. Related Party Transactions

During the nine months ended May 31, 2006 the Company:

a) incurred consulting fees of $46,750 with a director, of which $46,750 were deferred as resource property costs. As at May 31, 2006, accounts payable included $5,350 payable to this director.

b) incurred accounting fees of $23,073 with an accounting firm in which an officer is a partner. As at May 31, 2006, accounts payable included $14,770 payable to this accounting firm.

c) As at May 31, 2006, accounts payable included $2,500 in directors' fees payable to the Company's directors.

6. Subsequent Events

Subsequent to the nine months ended May 31, 2006, the Company:

a) issued 250,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options by officers and directors of the Company for cash proceeds of $108,750.

b) granted 150,000 fully vested incentive stock options to an officer of the Company. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $1.08 per share until June 21, 2011.

c) granted 100,000 incentive stock options to a consultant. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $1.08 per share until June 21, 2008. These options will vest at the rate of 25% every three months following June 21, 2006.

HEAD OFFICE

111 Richmond Street West
Suite 1005
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
info@avalonventures.com

DIRECTORS

Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

OFFICERS

Donald Bubar, P.Geo.
President & CEO

R.J. (Jim) Andersen, CA, CPA
Vice President, Finance & CFO

Lawrence Page, QC
Chairman

Marie Thorne
Secretary

TECHNICAL CONSULTANTS

Paul Schmidt, P.Eng.
Project Manager

Les Heymann, P.Eng.
Metallurgist

Don Hains, P.Geo.
Minerals Marketing

David L. Trueman, P. Geo.
Rare Metals Geologist

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS

Lexas Law Group
1185 W. Georgia Street
Suite 1550
Vancouver, B.C. V6E 4E6

AUDITORS

Bolton & Bolton, Chartered Accountants
25 Oakcrest Avenue
Unionville, ON L3R 2B9

INVESTOR RELATIONS

Agora Investor Relations
Toronto, Ontario.
www.agoracom.com
AVL@agoracom.com

EXCHANGE LISTING

TSX Venture Exchange (Tier 1)
Symbol: AVL








www.avalonventures.com

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

January 9, 2004

Item 3. **Press Releases**

A press release disclosing the material change was issued in Toronto, Ontario, on January 9, 2004 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

Private Placement.

The Issuer has completed the private placement of an aggregate 1,060,000 flow-through units at the price of $0.25 per unit for gross proceeds of $265,000.

Item 5. **Full Description of Material Change**

On January 9, 2004, the Issuer completed a non-brokered private placement of an aggregate of 1,060,000 flow-through units at a price of $0.25 per unit for gross proceeds of $265,000. Each flow-through unit consists of one flow-through common share, and one two-year non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional non flow-through common share at a price of $0.27 until January 9, 2005 and after that date until January 9, 2006 at a price of $0.29. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on May 9, 2004.

A list of the purchasers is as follows:

Full name of Purchaser and place of residence	Number of Flow-Through Units Purchased	Price per Flow-Through Unit (Cdn $)	Total Purchase Price (Cdn $)
Mr. Joseph Monteith, Mississauga, ON	100,000	$0.25	$ 25,000
Mr. Donald Bubar, Unionville, ON	80,000	$0.25	$ 20,000
Mr. Dennys Van Fleet, Unionville, ON	100,000	$0.25	$ 25,000
Mr. Stuart Rath, Truro, NS	200,000	$0.25	$ 50,000
Mr. Fraser Atkinson, Vancouver, BC	160,000	$0.25	$ 40,000
Mr. Forbes Andersen, Toronto, ON	120,000	$0.25	$ 30,000
Mr. Darius Knight, Unionville, ON	100,000	$0.25	$ 25,000
Mr. George Chilian, Vittoria, ON	100,000	$0.25	$ 25,000
Northfield Capital Corp. Toronto, ON	100,000	$0.25	$ 25,000
TOTAL	**1,060,000**		**$265,000**

The proceeds of the private placement totalling $265,000 will be used to fund an exploration program on the Company's Mount Thom, Upper Kemptown and West River Station "IOCG type" copper-gold projects in Nova Scotia. This work will consist of prospecting, geochemical and geophysical surveys on all three properties as well as diamond drilling on the copper-gold target already defined on the Mount Thom property.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 19th day of January, 2004

AVALON VENTURES LTD.

By: *"D. S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (THE "BC ACT"), SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) (THE "ALBERTA ACT") AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) (THE "ONTARIO ACT")

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

January 23, 2004

Item 3. **Press Releases**

A press release disclosing the material change was issued in Toronto, Ontario on January 23, 2004 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

Private Placement.

The Issuer has completed the private placement of an aggregate 3,423,000 non flow-through units at the price of $0.20 per unit for gross proceeds of $684,600.

Item 5. **Full Description of Material Change**

On January 23, 2004, the Issuer completed a non-brokered private placement of an aggregate of 3,423,000 non flow-through units at a price of $0.20 per unit for gross proceeds of $684,600. Each non flow-through unit consists of one non flow-through common share, and one two-year non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional non flow-through common share at a price of $0.25 until January 23, 2005 and after that date until January 23, 2006 at a price of $0.30. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on May 23, 2004.

A list of the purchasers is as follows:

Full name of Purchaser and place of residence	Number of Non	Price per Flow-	Total Purchase Price

	Flow-Through Units Purchased	Through Unit (Cdn $)	(Cdn $)
Mr. Ron Perkins, Corona del Mar, CA, USA	67000	$0.20	$ 13,400
Mrs. Beryl Lovitz, Santa Fe, NM, USA	100,000	$0.20	$ 20,000
Mr. William Davis, Santa Fe, NM, USA	100,000	$0.20	$ 20,000
Mr. David Schectman, St. Louis Park, MN, USA	67,000	$0.20	$ 13,400
Mr. Rick A. Brown, Woodbury, MN, USA	67,000	$0.20	$ 13,400
Dr. Walter Zierman, Santa Fe, NM, USA	700,000	$0.20	$140,000
Mr. Robert L. Newton, Boca Raton, FA, USA	175,000	$0.20	$ 35,000
Treuhandgesellschaft Strub AG, Liechtenstein	1,230,000	$0.20	$ 246,000
Dr. Harry Johnson, Edina, MN, USA	150,000	$0.20	$ 30,000
Mr. James McGrath, Rapid City, SD, USA	67,000	$0.20	$ 13,400
Mr. Daniel Nicholson, Chelmsford, ON	125,000	$0.20	$ 25,000
Mr. Blair Naughty, Toronto, ON	200,000	$0.20	$ 40,000
Mr. R. James Andersen, Toronto, ON	125,000	$0.20	$ 25,000
Andersen Enterprises Inc., Toronto, ON	125,000	$0.20	$ 25,000
Mr. Jeffrey Hunter, Toronto, ON	125,000	$0.20	$ 25,000
TOTAL	**3,423,000**		**$684,000**

The proceeds of the private placement totalling $684,000 will be used to fund on-going market development work for the Separation Rapids and Warren Township projects, as well as working capital to cover administrative expenses and settle outstanding accounts payable.

Item 6. Reliance on Section 85(2) of the BC Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 3rd day of February, 2004

AVALON VENTURES LTD.

By: *"D. S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

August 18, 2004

Item 3. **Press Release**

A press release disclosing the material change was issued in Toronto, Ontario on August 18, 2004 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

Results of Exploration Drilling Program

The Issuer disclosed the results of a nine hole, 556 metre Phase 1 diamond drilling program on its Mount Thom "IOCG" copper-cobalt-gold property, Truro, Nova Scotia. Some significant copper and cobalt values were intersected and follow up work is planned.

Item 5. **Full Description of Material Change**

Eight holes totalling 384 metres were drilled in the Imperial Copper-Cobalt Zone on 30 metre centres to detail the known zone and test its projected east and west extensions to a maximum vertical depth of 52 metres. All eight holes intersected a zone of intense sericite alteration in fine grained Mississippian age clastic sedimentary rocks containing disseminated and stringer pyrite-chalcopyrite mineralization associated with iron carbonate (ankerite) breccias. The zone extends from surface to a vertical depth of 20-25 metres over an area of at least 200 by 200 metres. Assays of the mineralized intervals from the eight holes produced significant copper and cobalt values ranging from 0.05 to 2.54% Copper and 0.006 to 0.124% Cobalt, over widths ranging from 0.6

to 4.0 metres, associated with anomalous levels of nickel, arsenic, gold and silver. The best intersections assayed 1.01% copper and 0.093% cobalt over 3.0 metres in hole #4 and 1.13% copper and 0.042% cobalt over 3.0 metres in hole #5. However the mineralization did not display sufficient continuity or thickness to define a potential economic resource in the near-surface portion of the Imperial Zone. The potential for stacked zones at depth was not tested and other similar targets defined by soil geochemical anomalies elsewhere on the property also remain to be tested.

One 172 metre hole (Hole #9) was completed to provide a preliminary test of a large magnetic anomaly on the southern part of the property. As predicted by the 3-D inversion model of the ground magnetic data, Hole #9 intersected a magnetic rock unit at a depth of 85 metres below a major fault structure defining the contact with the overlying sequence of Pennsylvanian age sandstones and conglomerates. The magnetic unit consisted of a highly altered mafic to intermediate igneous rock of indeterminate origin, containing minor disseminated pyrite and traces of chalcopyrite, but no visible "IOCG style" iron oxide mineralization. However, analysis of six core samples produced locally anomalous metal values of up to 671 ppm copper, 66 ppm cobalt, 68 ppm nickel, 183 ppm arsenic and 0.19 ppm silver, suggesting a possible genetic connection with the copper-cobalt mineralization in the Imperial Zone.

The results of the Phase 1 drilling program on the Mt. Thom property confirm the presence of widespread anomalous copper-cobalt-gold-silver-nickel-arsenic mineralization on the Mt. Thom property. Further work is required to define areas with potential for larger concentrations of economic grade mineralization and a follow-up program will be designed following a thorough review of all the available technical data.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, *P.Geo.*, President, (416) 364-4938.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

December 31, 2004

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 4, 2005 and was disseminated through Filing Services Canada to its Full Service Network Timely Disclosure distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Private Placement.

The Issuer has completed the private placement of an aggregate 1,360,000 flow-through units at the price of $0.15 per unit for gross proceeds of $204,000.

Item 5 Full Description of Material Change

On December 31, 2004, the Issuer completed a private placement of an aggregate of 1,360,000 flow-through units at a price of $0.15 per unit for gross proceeds of $204,000. Each unit consists of one flow-through common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one non flow-through common share at a price of $0.20 for a one year period expiring on January 3, 2006.

The Company paid a commission of $12,000 cash plus 100,000 broker warrants (also exerciseable at a price of $0.20 until January 3, 2006) on the placement of 1,000,000 units with the Small Cap Resource Fund 2004 Limited Partnership. The balance of the units were placed with insiders and accredited investors on a non-brokered basis. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 1, 2005.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 18th day of August, 2004

AVALON VENTURES LTD.

By: *"D. S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)


RECEIVED
2006 AUG 16 P 3:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. Date of Material Change

January 25, 2005

Item 3. News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 25, 2005 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. Summary of Material Change

New Mineral Property Option Agreements.

The Issuer has entered into two mineral property option agreements with Teck Cominco Limited ("Teck Cominco") whereby the Issuer can earn up to a 100% interest in each of the Red Hill copper-zinc-silver property, Kamloops, BC and the U6 Savant gold property, Conant Twp, ON for expenditure commitments and units comprising shares and warrants of the Issuer. Teck Cominco will retain certain back-in rights and will have a right of first offer to participate in future mineral property acquisitions by the Issuer until Dec. 31, 2008.

Item 5. Full Description of Material Change

On January 25, 2005, agreements were executed with Teck Cominco providing the Issuer with the right to acquire up to a 100% undivided interest in each of Teck Cominco's U6 Savant gold property located in Conant Township in the Savant Lake area of northwestern Ontario and Red Hill copper-zinc-silver ("Cu-Zn-Ag") property located near Kamloops in southern British Columbia, subject to certain back-in rights retained by Teck Cominco.

To earn its interest in the U6 Savant property, the Issuer must incur $500,000 in expenditures on the property over four years according to the following schedule:

(a) on or before December 31, 2005, an aggregate $50,000 in expenditures, which is a firm commitment; and

(b) on or before December 31, 2006, an aggregate $200,000 in expenditures; and

(c) on or before December 31, 2007, an aggregate $350,000 in expenditures; and

(d) on or before December 31, 2008, an aggregate $500,000 in expenditures.

To earn its interest in the Red Hill property, the Issuer must incur expenditures totaling $1,200,000 over four years according to the following schedule:

(e) on or before December 31, 2005, an aggregate $50,000 in expenditures, which is a firm commitment; and

(f) on or before December 31, 2006, an aggregate $300,000 in expenditures; and

(g) on or before December 31, 2007, an aggregate $700,000 in expenditures; and

(h) on or before December 31, 2008, an aggregate $1,200,000 in expenditures.

Under both agreements, Teck Cominco would retain a 2% NSR royalty interest and certain back-in rights to re-acquire up to a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn a 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest.

In addition, subject to regulatory approval, the Issuer will issue 300,000 units to Teck Cominco, each unit consisting of one common share and one-third of one non-transferable share purchase warrant, each whole warrant entitling Teck Cominco to purchase one common share of the Issuer at a price of $0.30 for a period of two years from the date of issue of the warrants.

Further, the Issuer will grant to Teck Cominco certain priority rights primarily in the form of a right of first offer with respect to participation in any other mineral properties that the Issuer may acquire in the future, such rights to expire on the vesting dates of the Red Hill and U6 property agreements, which is December 31, 2008. Finally, the Issuer and Teck Cominco have agreed to terminate a disputed historical financing agreement between Teck Cominco and a predecessor company to the Issuer called Keith Resources Ltd., that was signed in 1991.

The first year work programs planned for both properties will initially consist primarily of geological compilation work to be followed by diamond drilling. The compilation work on both properties and initial drilling at U6 Savant will be financed through a re-allocation of funds from the $204,000 flow-through private placement that the Issuer completed on December 31, 2004.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officers

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9. Date of Report

January 31, 2005

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. Date of Material Change

March 22, 2005

Item 3. News Release

A press release disclosing the material change was issued in Toronto, Ontario on March 22, 2005 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. Summary of Material Change

New Mineral Property Acquisition.

The Issuer has entered into an agreement with Beta Minerals Inc. ("Beta") whereby the Issuer will acquire title to five mining leases located in the Mackenzie Mining District, NWT covering the Thor Lake rare metals deposit for 2.5 million treasury common shares and 250,000 share purchase warrants of the Issuer at a deemed value of $300,000.

Item 5. Full Description of Material Change

On March 22, 2005, the Issuer entered into an agreement with Beta Minerals Inc ("Beta") whereby the Issuer will acquire title to five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District, NWT, 100km southeast of Yellowknife. The property is being acquired as part of the Issuer's corporate strategy to focus its mineral exploration and development efforts on rare metals with high technology applications.

Thor Lake is a world class rare metals deposit comprised of at least five distinct mineralized zones, which are variably enriched in Beryllium, Tantalum, Niobium, Zirconium, Yttrium, Gallium and Rare Earth Elements ("REE's") such as Cerium, Neodymium and Europium. Over $12 million has been invested in the property since rare metal mineralization was first discovered in the area in 1976 by Highwood Resources Ltd.,

a predecessor company to Beta. This included underground development work, bulk sampling and metallurgical testwork on the North 'T' deposit which hosts a high-grade resource of beryllium plus significant associated yttrium and REE's, and is generally regarded as the richest beryllium deposit in the world. Most of the previous work on the property has focused on exploiting the beryllium potential of the deposit, but the Issuer has concluded that the yttrium and REE potential deserve new consideration in view of strengthening demand for these rare elements. Assays as high as 9.4% Y_2O_3 (yttrium oxide) have been documented on the property and other mineralized zones show potential for development as resources of zirconium, tantalum and niobium. All of these rare metals have unique properties that are in increasing demand for applications in high-technology, and the Issuer plans to initiate new rare metals market studies as a major component of its evaluation of the economic potential of the property.

To acquire title to the property, the Issuer will pay Beta 2,500,000 treasury shares at a deemed price of $0.12 per share (the "Shares") plus 250,000 share purchase warrants exerciseable at a price of $0.25 per share for two years from the date of issue (the "Warrants"). The Shares and any shares issued on exercise of the Warrants will be subject to a four month hold period from the date of issue.

The letter agreement is binding upon the parties subject only to TSXV approval and execution of a definitive Purchase and Sale agreement. The transaction is expected to close by April 30, 2005. The property is subject to a combined 5.5% NSR-type royalty interest retained by third parties. No significant environmental liabilities were identified.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis of confidentiality, however, historical resource and reserve estimates for the deposit are omitted pending an audit of these reserves and resources by an independent Qualified Person, for compliance with reporting requirements under NI 43-101. Nevertheless, these historical resource and reserve estimates are readily accessible in the published literature.

Item 8. Executive Officers

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9. Date of Report

March 29, 2005


RECEIVED

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

April 15, 2005

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on April 18, 2005 and was disseminated through Filing Services Canada to its Full Service Network Timely Disclosure distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Private Placement.

The Issuer has completed the private placement of an aggregate 2,000,000 units at the price of $0.12 per unit for gross proceeds of $240,000.

Item 5 Full Description of Material Change

On April 15, 2005 the Issuer completed a non-brokered private placement of an aggregate of 2,000,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $240,000. Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one common share at a price of $0.15 for a two year period expiring on April 16, 2007.

No commissions or finders fees were paid in connection with this transaction. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on August 16, 2005.

A list of the purchasers is as follows:

Full name of Purchaser and place of residence	Number of Units Purchased	Price per Unit (Cdn $)	Total Purchase Price (Cdn $)
Dr. Walter Zierman, Age-weighted Profit Share Plan & Trust, Santa Fe, NM, USA	750,000	$0.12	$ 90,000
Sugar Creek Stiftung, Vaduz, Leichtenstein	1,000,000	$0.12	$ 120,000
Mr. Neal Krull, Santa Fe, NM, USA	250,000	$0.12	$ 30,000
TOTAL	**2,000,000**		**$240,000**

The proceeds of the private placement totaling $240,000, will be used primarily for working capital. It is anticipated that some of the proceeds will be allocated to the new Thor Lake rare metals project once the acquisition agreement has been completed and the transaction closed.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

April 19, 2005.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

August 1, 2005

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on August 3, 2005 and was disseminated through Filing Services Canada to its Full Service Network Timely Disclosure distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Exercise of Share Purchase Warrants.

The Issuer received proceeds of $195,000 in new exploration funding from the issuance of 975,000 flow-through common shares following the exercise of an equivalent number of share purchase warrants at a price of $0.20 per share.

Item 5 Full Description of Material Change

The Issuer received proceeds of $195,000 from the issuance of 975,000 common shares at a price of $0.20 per share, following the exercise of an equivalent number of share purchase warrants, prior to their expiry on August 1, 2005.

Following an agreement to modify the tax benefits attached to the shares issuable upon exercise of the warrants, reached between the Company and the warrant holders effective July 20, 2005, the 975,000 common shares issued upon exercise of the warrants were flow-through, as opposed to non-flow-through, common shares. No other terms of the original subscription agreement executed on July 29, 2003, pursuant to which the warrants were issued, were modified.

The proceeds of the warrant exercise will be utilized for CEE and FTME Tax Credit eligible expenditures on the Company's Red Hill copper-zinc-silver-gold project located near Kamloops, B.C., This will include a 1500 metre diamond drilling program scheduled to begin in September, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

August 4, 2005.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

January 20 and 23, 2006

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 20, 2006 and was disseminated through the facilities of Canada News Wire to its full distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Closing of Private Placement of Units and Exercise of Share Purchase Warrants.

The Issuer received proceeds of $1,575,000 from the issuance of 3,500,000 units priced at $0.45 per unit and a further $1,173,100 following the exercise of 3,969,000 share purchase warrants bringing the Company's issued capital to 47,027,598 shares as at the date of this report and its working capital position to approximately $3 million.

Item 5 Full Description of Material Change

On January 20, the Issuer closed a non-brokered private placement of 3,500,000 non-flow-through units at a price of $0.45 per unit for total proceeds of $1,575,000. Each unit consisted of one common share and one-half of one common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.55 for a two year period expiring on January 21, 2008. No commissions or finders fees were paid in connection with this financing. The securities issued and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 21, 2006.

Most of the previously-unexercised common share purchase warrants expiring on January 3 ($0.20), January 9, 2006 ($0.29) and January 23, 2006 ($0.30) were exercised prior to

expiry resulting in additional proceeds to the treasury of $1,173,100. As at the date of this report, the Issuer's issued and outstanding shares totalled 47,027,598 and the Issuer had working capital totalling approximately $3 million.

The proceeds from the private placement and exercise of warrants will be used to fund work programs in 2006 on the Issuer's Thor Lake and Separation Rapids rare metals projects, the Red Hill copper-zinc-silver project, the U6 Savant Gold Project and for general corporate purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

January 27, 2006.


Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION
FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT
No.: ET6083
Date: Dec 22/04
[signature]
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

Avalon Ventures Ltd

2) This return contains information current to and including — Le présent rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION — MOIS ET JOUR DE CONSTITUTION OU DE FUSION

MM	DD / J
07	24

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE — ANNÉE APPLICABLE AU RAPPORT

YYYY / ANNÉE
2004

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations ?

YES ☑ OUI
NO ☐ NON

L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

L'adresse actuelle du siége social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés ?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
Dec. 6, 2004		
	[signature]	President & CEO


Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION
FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT
No.: ET 60083
Date: Sept. 16 2005
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

Avalon Ventures Ltd.

2) This return contains information current to and including — Le présent rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION — MOIS ET JOUR DE CONSTITUTION OU DE FUSION

MM	DD / J
07	24

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE — ANNÉE APPLICABLE AU RAPPORT

YYYY / ANNÉE: 2005

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations ?

YES ☑ OUI
NO ☐ NON

L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

L'adresse actuelle du siége social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?

YES ☐ OUI
NO ☑ NON

La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés ?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
July 24, 2005	[signature]	President & CEO

BOLTON & BOLTON
Chartered Accountants


RECEIVED
2005 AUG 16 P 3:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 12, 2005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
5th Floor, 701 West Georgia St.
Vancouver, BC V7Y 1L2

Alberta Securities Commission
410, Alberta Exchange Tower
300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission
Suite 800, 20 Queen Street West
Toronto, Ontario M5H 3S8

Attention: Statutory Filings

Dear Sirs/Mesdames:

RE: **AVALON VENTURES LTD. – CHANGE OF AUDITOR**

As required by National Instrument 51-102 – *Continuous Disclosure Obligations,* we confirm that we have reviewed the information contained in the Notice of Change of Auditor of Avalon Ventures Ltd. (the "Corporation"), dated as of the 11th day of August, 2005 (the "Notice") and, based on our knowledge of the information at that time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the Shareholders of the Corporation at the next annual meeting of the shareholders.

Yours very truly,

Bolton & Bolton

Bolton & Bolton

cc. Jim Anderson, Avalon Ventures Ltd.

25 Oakcrest Avenue, Unionville, Ontario L3R 2B9
905-415-8595 (Phone) 905-415-8594 (Fax)



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

August 11, 2005

B.C. Securities Commission
P.O. Box 10142, Pacific Centre
5th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
410, Alberta Stock Exchange Tower
300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

Ontario Securities Commission
Suite 800, 20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

As required by National Instrument 51-102 – *Continuous Disclosure Obligations* of the Canadian Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditor of Avalon Ventures Ltd. dated August 11, 2005 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours very truly,

[Signed] "PricewaterhouseCoopers LLP"

Chartered Accountants


AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

August 11, 2005

B.C. Securities Commission
P.O. Box 10142, Pacific Centre
5th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
410, Alberta Stock Exchange Tower
300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

Ontario Securities Commission
Suite 800, 20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

Notice of Change of Auditors

PricewaterhouseCoopers LLP declined to stand for reappointment as the auditors of Avalon Ventures Ltd. (the "Company"). The Company has appointed Bolton & Bolton, Chartered Accountants, as the Company's new auditors effective August 11, 2005.

The resignation of PricewaterhouseCoopers LLP and the appointment of Bolton & Bolton, Chartered Accountants, as the Company's successor auditors were approved by the audit committee of the board of directors of the Company.

The auditors' reports of PricewaterhouseCoopers LLP on the financial statements of Avalon Ventures Ltd. for the two years ended August 31, 2004 did not contain any reservations as to departures from generally accepted accounting principles or limitations in the scope of the audit. In connection with the audits for the two years ended August 31, 2004, there have been no reportable events as defined in the National Instrument 51-102 – *Continuous Disclosure Obligations.*

Yours very truly,
AVALON VENTURES LTD.

Jim Andersen, CA, CPA (Illinois), CFP
CFO & Vice-President, Finance



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

RECEIVED 2006 AUG 16 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual Report

BC COMPANY

Form 6
BUSINESS CORPORATIONS ACT
Section 51

COPY

Filed Date and Time: November 3, 2004 11:34 AM Pacific Time

ANNUAL REPORT DETAILS

NAME OF COMPANY

AVALON VENTURES LTD.
1550 1185 W GEORGIA ST
VANCOUVER BC V6E 4E6

INCORPORATION NUMBER
BC0409892

DATE OF RECOGNITION
July 24, 1991

DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC)
July 24, 2004

OFFICER INFORMATION AS AT JULY 24, 2004.

Last Name, First Name, Middle Name:
ANDERSEN, R. JAMES
Office(s) Held: (CFO, Vice President)

Mailing Address:
2597 LAKESHORE BLVD W
TORONTO ON M8V1G5

Delivery Address:
2597 LAKESHORE BLVD W
TORONTO ON M8V1G5

Last Name, First Name, Middle Name:
BUBAR, DONALD S.
Office(s) Held: (CEO, President)

Mailing Address:
11 GAINSVILLE AVE
UNIONVILLE ON L3R1W7

Delivery Address:
11 GAINSVILLE AVE
UNIONVILLE ON L3R1W7

Last Name, First Name, Middle Name:
JAMIESON, ANNE M.
Office(s) Held: (Secretary)

Mailing Address:
1240 MARLBOROUGH CRT
OAKVILLE ON L6H3K7

Delivery Address:
1240 MARLBOROUGH CRT
OAKVILLE ON L6H3K7

Last Name, First Name, Middle Name:
PAGE, LAWRENCE
Office(s) Held: (Chair)

Mailing Address:
2222 LYTHE CRT
WEST VANCOUVER BC V7S3H8

Delivery Address:
2222 LYTHE CRT
WEST VANCOUVER BC V7S3H8

Last Name, First Name, Middle Name:
Dalgarno, Ralph
Office(s) Held: (Secretary)

Mailing Address:
304 LAKEVIEW CT.
COBOURG ON K9A 5C4

Delivery Address:
304 LAKEVIEW CT.
COBOURG ON K9A 5C4


BRITISH
COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626



Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51


COPY

Filed Date and Time: **November 9, 2005 03:23 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

AVALON VENTURES LTD.
1550 1185 W GEORGIA ST
VANCOUVER BC V6E 4E6
CANADA

INCORPORATION NUMBER
BC0409892

DATE OF RECOGNITION
July 24, 1991

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
July 24, 2005

OFFICER INFORMATION AS AT July 24, 2005

Last Name, First Name, Middle Name:
ANDERSEN, R. JAMES

Office(s) Held: (CFO, Vice President)

Mailing Address:
2597 LAKESHORE BLVD W
TORONTO ON M8V1G5

Delivery Address:
2597 LAKESHORE BLVD W
TORONTO ON M8V1G5

Last Name, First Name, Middle Name:
BUBAR, DONALD S.
Office(s) Held: (CEO, President)

Mailing Address:
11 GAINSVILLE AVE
UNIONVILLE ON L3R1W7

Delivery Address:
11 GAINSVILLE AVE
UNIONVILLE ON L3R1W7

Last Name, First Name, Middle Name:
Dalgarno, Ralph
Office(s) Held: (Secretary)

Mailing Address:
304 LAKEVIEW CT.
COBOURG ON K9A 5C4
CANADA

Delivery Address:
304 LAKEVIEW CT.
COBOURG ON K9A 5C4
CANADA

Last Name, First Name, Middle Name:
PAGE, LAWRENCE
Office(s) Held: (Chair)

Mailing Address:
SUITE 1550 - 1185 WEST GEORGIA STREET
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
SUITE 1550 - 1185 WEST GEORGIA STREET
VANCOUVER BC V6E 4E6
CANADA



Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626

Annual Report Reminder
BC Company
BUSINESS CORPORATIONS ACT
Section 51

A NAME OF COMPANY

AVALON VENTURES LTD.
1550 1185 W GEORGIA ST
VANCOUVER BC V6E 4E6



B INCORPORATION NUMBER
BC0409892

C ACCESS CODE
103905113
Retain for electronic filings - **IMPORTANT**

D DATE OF RECOGNITION (Date of Incorporation, Amalgamation, or Continuation In)
July 24, 1991

E DATE OF ANNUAL REPORT (Anniversary Date)
July 24, 2005

CHOOSE FROM THE FOLLOWING OPTIONS TO SUBMIT THE ANNUAL REPORT

FILE ONLINE VIA THE INTERNET  

Visit www.corporateonline.gov.bc.ca and complete your filing using a credit card to pay OR, for BC OnLine customers, visit www.bconline.com.

Filing fee is $43.39 + $1.61 service fee (total $45.00).

File online from 6:00 am to 10:00 pm, Monday through Saturday, including statutory holidays.

For questions about using the system, contact the BC OnLine help desk at 250 953-8200 or 1 800 663-6102 from 8:00 am to 7:00 pm Monday to Friday.

IF YOU PREFER TO FILE BY MAIL

You can mail your Annual Report filing to:



Dye & Durham
734 Broughton Street
Victoria BC V8W 1E1

Sign this form in box F and mail it with a cheque payable to Dye & Durham for $55.68. Your cancelled cheque will be your receipt.

For more information, call toll free 1 800 665-6211 or visit www.dyedurhambc.com.

F NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	Date Signed YYYY / MM / DD
Donald S. Bubar President	X [signature]	2005/09/14

IMPORTANT

Section 51 of the Business Corporations Act requires every B.C. company to file an annual report within two months after its anniversary date of recognition.

The registrar may dissolve a company if the company fails in each of two consecutive years to file with the registrar an annual report required by the Business Corporations Act.

If there have been changes to the registered and/or records office addresses or directors' information, you should file these changes. Visit www.corporateonline.gov.bc.ca and complete your filing using a credit card to pay OR, for BC OnLine customers, visit www.bconline.com.

Insider transaction detail - View details for issuer

2006-08-11 18:05 ET

Transactions sorted by : **Insider**
Issuer name : **Avalon (Starts with)**

Issuer name: Avalon Ventures Ltd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - *Deemed Insider* - *6 Months* before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying *securities" reflects the*" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or *disposed of*	Closing balance of equivalent number or value of underlying securities
Insider name: Andersen, Robert James													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares													
13935	2003-05-09	2003-06-13	*Direct Ownership :*	00 - Opening Balance-Initial SEDI Report			470,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
171874	2004-01-23	2004-01-25	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+125,000	0.2000	595,000						
181935	2004-01-29	2004-02-06	Direct Ownership :	11 - Acquisition or disposition carried out privately	-30,000	0.2500	565,000	565,000					
181941	2004-02-03	2004-02-06	Direct Ownership :	11 - Acquisition or disposition carried out privately	-150,000	0.2000	415,000	415,000					
386658	2004-12-31	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+50,000	0.1500	465,000	465,000					
567347	2005-10-04	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-11,000	0.5255	454,000	454,000					
567351	2005-10-05	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,000	0.5400	450,000	450,000					
567354	2005-10-05	2005-10-07	Direct Ownership :	54 - Exercise of warrants	+25,000	0.2000	475,000	475,000					
572438	2005-10-13	2005-10-20	Direct Ownership :	11 - Acquisition or disposition carried out privately	-475,000	0.6000	0	0					
618835	2006-01-03	2006-01-06	Direct Ownership :	54 - Exercise of warrants	+125,000	0.3000	125,000	125,000					
675118	2006-03-14	2006-03-16	Direct Ownership :	11 - Acquisition or disposition carried out privately	-125,000	0.7300	0	0					
741062	2006-06-07	2006-06-14	Direct Ownership :	51 - Exercise of options	+150,000	0.5800	150,000	150,000					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
572436	2003-05-09	2005-10-20	Indirect Ownership : Jim Andersen Professional Corporation	00 - Opening Balance-Initial SEDI Report									
572437	2005-10-13	2005-10-20	Indirect Ownership : Jim Andersen Professional Corporation	11 - Acquisition or disposition carried out privately	+475,000	0.6000	475,000	475,000					
613723	2005-12-22	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-75,000	0.5000	400,000	400,000					
613724	2005-12-23	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-25,000	0.5100	375,000	375,000					
613726	2005-12-23	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-15,000	0.5200	360,000	360,000					
613727	2005-12-23	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-10,000	0.5300	350,000	350,000					
675120	2006-03-14	2006-03-16	Indirect Ownership : Jim Andersen Professional Corporation	11 - Acquisition or disposition carried out privately	+125,000	0.7300	475,000	475,000					
181901	2003-05-09	2004-02-06	Indirect Ownership : RRSP	00 - Opening Balance-Initial SEDI Report									
181926	2004-01-29	2004-02-06	Indirect Ownership : RRSP	11 - Acquisition or disposition carried out privately	+30,000	0.2500	30,000	30,000					
181931	2004-02-03	2004-02-06	Indirect Ownership : RRSP	11 - Acquisition or disposition carried out privately	+150,000	0.2000	180,000	180,000					
567338	2005-09-30	2005-10-07	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	-5,000	0.5000	175,000	175,000					

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	567342	2005-10-05	2005-10-07	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	-25,000	0.5342	150,000	150,000					
Security designation: Options (Common Shares)														
O	13936	2003-05-09	2003-06-13	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
A	13936	2003-05-09	2004-01-25	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			225,000				Common Shares		225,000
	195129	2004-02-16	2004-02-22	Direct Ownership :	50 - Grant of options	+75,000	0.2500	300,000	300,000	0.2500	2009-02-16	Common Shares	+75,000	300,000
	675109	2006-03-13	2006-03-16	Direct Ownership :	50 - Grant of options	+100,000		400,000	400,000	0.6900	2011-03-13	Common Shares	+100,000	400,000
	741061	2006-06-07	2006-06-14	Direct Ownership :	51 - Exercise of options	-150,000		250,000	250,000	0.5800	2006-06-14	Common Shares	-150,000	250,000
	748113	2006-06-21	2006-06-26	Direct Ownership :	50 - Grant of options	+150,000	1.0800	400,000	400,000		2011-06-21	Common Shares	+150,000	400,000
Security designation: Warrants (Common Shares)														
	13937	2003-05-09	2003-06-13	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			220,000				Common Shares		220,000
	171870	2003-12-28	2004-01-25	Direct Ownership :	55 - Expiration of warrants	-100,000		120,000		0.6500	2003-12-28	Common Shares	-100,000	120,000
	171875	2004-01-23	2004-01-25	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+125,000		245,000		0.2500	2006-01-23	Common Shares	+125,000	245,000

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	386656	2004-12-31	2005-01-05	Direct Ownership :	55 - Expiration of warrants	-120,000	0.2000	125,000	125,000	0.2000	2004-12-31	Common Shares	-120,000	125,000
O	386662	2004-12-31	2005-01-05	Direct Ownership :	15 - Acquisition or disposition under a prospectus	+25,000			150,000	0.2000	2006-01-03	Common Shares	+25,000	
A	386662	2004-12-31	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+25,000		150,000	150,000	0.2000	2006-01-03	Common Shares	+25,000	150,000
	567333	2005-10-05	2005-10-07	Direct Ownership :	54 - Exercise of warrants	-25,000		125,000	125,000	0.2000	2006-01-03	Common Shares	-25,000	125,000
	618834	2006-01-03	2006-01-06	Direct Ownership :	54 - Exercise of warrants	-125,000		0	0	0.3000		Common Shares	-125,000	0

Insider name: Bubar, Donald Stephen

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance
36218	2003-05-31	2003-07-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			989,500
36288	2003-06-24	2003-07-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	0.1200	939,500
167216	2004-01-09	2004-01-19	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+80,000	0.2500	1,019,500
388905	2004-12-31	2005-01-10	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+70,000	0.1500	1,089,500

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
498261	2005-05-31	2005-06-12	Direct Ownership :	11 - Acquisition or disposition carried out privately	+200,000	0.2000	1,289,500						
498262	2005-05-31	2005-06-12	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	0.2450	1,239,500						
566367	2005-09-27	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	0.4000	1,214,500						
566368	2005-09-29	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	0.4100	1,189,500						
566369	2005-09-30	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	0.4500	1,164,500						
566370	2005-10-03	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.5200	1,154,500						
566371	2005-10-04	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.5000	1,144,500						
566372	2005-10-04	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.5100	1,139,500						
566373	2005-10-06	2005-10-07	Direct Ownership :	54 - Exercise of warrants	+35,000	0.2000	1,174,500						
611929	2005-12-16	2005-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	0.4800	1,124,500						
611935	2005-12-23	2005-12-23	Direct Ownership :	54 - Exercise of warrants	+80,000	0.2900	1,204,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
36223	2003-05-31	2003-07-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,175,000				Common Shares		129,250
198749	2004-02-16	2004-02-26	Direct Ownership :	52 - Expiration of options	-350,000		825,000		0.8000	2004-02-16	Common Shares	-350,000	-220,750
198762	2004-02-16	2004-02-26	Direct Ownership :	50 - Grant of options	+175,000		1,000,000		0.2500	2009-02-16	Common Shares	+175,000	-45,750
677398	2006-03-13	2006-03-20	Direct Ownership :	50 - Grant of options	+100,000		1,100,000		0.6900	2011-03-13	Common Shares	+100,000	54,250
677409	2006-03-14	2006-03-20	Direct Ownership :	52 - Expiration of options	-100,000		1,000,000	1,000,000	0.7500	2006-03-14	Common Shares	-100,000	-45,750
Security designation: Warrants (Common Shares)													
36234	2003-05-31	2003-07-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			20,000				Common Shares		13,000
167242	2003-12-29	2004-01-19	Direct Ownership :	55 - Expiration of warrants	-20,000	0.2500	0		0.6500	2003-12-29	Common Shares	-20,000	-7,000
167248	2004-01-09	2004-01-19	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+80,000	0.2500	80,000		0.2700	2006-01-09	Common Shares	+80,000	73,000
388915	2004-12-31	2005-01-10	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+35,000		115,000		0.2000	2006-01-03	Common Shares	+35,000	108,000
566381	2005-10-06	2005-10-07	Direct Ownership :	54 - Exercise of warrants	-35,000	0.2000	80,000		0.2000	2006-01-03	Common Shares	-35,000	73,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
611932	2005-12-23	2005-12-23	Direct Ownership :	54 - Exercise of warrants	-80,000	0.2900	0		0.2900	2006-01-09	Common Shares	-80,000	-7,000

Insider name: Corman, Francis Dale

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 199338	2003-03-19	2004-02-26	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
A 199338	2003-03-19	2006-01-03	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			125,000				Common Shares		125,000
615464	2004-02-16	2006-01-03	Direct Ownership :	52 - Expiration of options	-50,000	0.8000	75,000		0.8000	2004-02-16	Common Shares	-50,000	75,000
199345	2004-02-17	2004-02-26	Direct Ownership :	50 - Grant of options	+100,000	0.2500	175,000		0.2500	2004-02-16	Common Shares	+100,000	175,000

Insider name: Dalgarno, Ralph, Douglass

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance
681229	2004-03-29	2006-03-23	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			
681234	2006-03-23	2006-03-23	Direct Ownership :	51 - Exercise of options	+75,000	0.2500	75,000

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
234428	2004-03-29	2004-04-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
O 234429	2004-03-31	2004-04-07	Direct Ownership :	50 - Grant of options	+75,000	0.2500				2004-03-29	Common Shares	+75,000	
A 234429	2004-03-31	2004-04-07	Direct Ownership :	50 - Grant of options	+75,000	0.2500	75,000			2009-03-29	Common Shares	+75,000	75,000
681228	2006-03-23	2006-03-23	Direct Ownership :	51 - Exercise of options	-75,000		0		0.2500	2009-03-29	Common Shares	-75,000	0

Insider name: Ferry, Alan

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
196449	2004-02-16	2004-02-24	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			50,000				Common Shares		50,000
592415	2005-11-23	2005-11-29	Direct Ownership :	50 - Grant of options	+75,000	0.4800	125,000	125,000		2010-11-23	Common Shares	+75,000	125,000

Insider name: MacEachen, Brian

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
55149	2003-05-23	2003-08-05	Control or Direction : Charlene MacEachen-Spouse	00 - Opening Balance-Initial SEDI Report			100,000						
55154	2003-05-23	2003-08-05	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
55169	2003-08-01	2003-08-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+175,000	0.1490	175,000						
529613	2005-08-01	2005-08-09	Direct Ownership :	54 - Exercise of warrants	+100,000	0.2000	275,000	275,000					
593128	2005-11-23	2005-11-30	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-7,000	0.4650	93,000						
593129	2005-11-24	2005-11-30	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-1,000	0.4800	92,000						
593130	2005-11-25	2005-11-30	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-2,000	0.4700	90,000						
603960	2005-12-07	2005-12-14	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-1,500	0.4900	88,500						
O 603963	2005-12-08	2005-12-14	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-2,000	0.4600							
A 603963	2005-12-08	2005-12-14	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-8,000	0.4600	80,500						
603966	2005-12-13	2005-12-14	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-27,000	0.4600	53,500						
603980	2005-12-14	2005-12-14	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-3,500	0.4900	50,000						
685781	2006-03-24	2006-03-29	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-25,000	1.1500	25,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
708216	2006-04-20	2006-04-27	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-25,000	1.6000	0	0					
55147	2003-05-23	2003-08-05	Indirect Ownership : RRSP	00 - Opening Balance-Initial SEDI Report			60,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
55144	2003-05-23	2003-08-05	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			157,500				Common Shares		157,500
200226	2004-02-16	2004-02-27	Direct Ownership :	50 - Grant of options	+52,500	0.2500	210,000		0.2500	2009-02-16	Common Shares	+52,500	210,000
593123	2005-11-23	2005-11-30	Direct Ownership :	52 - Expiration of options	-105,000	0.8200	105,000		0.8200	2005-03-02	Common Shares	-105,000	105,000
593126	2005-11-23	2005-11-30	Direct Ownership :	50 - Grant of options	+75,000	0.4800	180,000		0.4800	2010-11-23	Common Shares	+75,000	180,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
55172	2003-05-23	2003-08-05	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
55177	2003-08-01	2003-08-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+175,000	0.0010	175,000		0.2000	2005-07-31	Common Shares	+175,000	175,000
529603	2005-08-01	2005-08-09	Direct Ownership :	54 - Exercise of warrants	-100,000	0.2000	75,000	75,000	0.2000	2005-08-01	Common Shares	-100,000	75,000
529606	2005-08-01	2005-08-09	Direct Ownership :	55 - Expiration of warrants	-75,000	0.2000	0	0	0.2000	2005-08-01	Common Shares	-75,000	0

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Monteith, Joseph G.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares													
168050	2003-05-02	2004-01-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			335,000						
168055	2004-01-09	2004-01-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+100,000	0.2500	435,000						
390292	2004-12-31	2005-01-11	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+70,000	0.1500	505,000						
594419	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	+35,000	0.2000	540,000						
594422	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	+100,000	0.2900	640,000						
168436	2003-05-02	2004-01-20	Indirect Ownership : RRSP	00 - Opening Balance-Initial SEDI Report			30,000						
Security designation: Options (Common Shares)													
168059	2003-05-02	2004-01-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			150,000				Common Shares		150,000
200247	2004-02-16	2004-02-27	Direct Ownership :	50 - Grant of options	+50,000	0.2500	200,000			2009-02-16	Common Shares	+50,000	200,000
594412	2005-03-02	2005-12-01	Direct Ownership :	52 - Expiration of options	-100,000	0.8200	100,000			2005-03-02	Common Shares	-100,000	100,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
594406	2005-11-23	2005-12-01	Direct Ownership :	50 - Grant of options	+75,000	0.4800	175,000			2010-11-23	Common Shares	+75,000	175,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
168064	2003-05-02	2004-01-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			200,000				Common Shares		200,000
168071	2004-01-09	2004-01-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+100,000	0.2900	300,000			2006-01-09	Common Shares	+100,000	300,000
390285	2004-12-31	2005-01-11	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+70,000	0.1500	370,000		0.2000	2006-01-03	Common Shares	+70,000	370,000
O 390290	2004-12-31	2005-01-11	Direct Ownership :	50 - Grant of options	+35,000				0.2000	2006-01-02	Common Shares	+35,000	
A 390290	2004-12-31	2005-01-11	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+35,000		405,000		0.2000	2006-01-02	Common Shares	+35,000	405,000
594415	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	-35,000	0.2000	370,000				Common Shares	-35,000	370,000
594417	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	-100,000	0.2900	270,000				Common Shares	-100,000	270,000

Insider name: Page, Lawrence Peter

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction
O 209446	2000-04-25	2004-03-08	Direct Ownership :	00 - Opening Balance-Initial SEDI Report

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 209446	2000-04-25	2006-08-09	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
O 757695	2006-06-27	2006-07-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1900							
O 757697	2006-06-27	2006-07-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2000							
A 757695	2006-06-30	2006-08-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1900	-10,000						
A 757697	2006-06-30	2006-08-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2000	-20,000						
757660	2006-07-07	2006-07-11	Direct Ownership :	51 - Exercise of options	+25,000	0.2700	5,000						
757663	2006-07-07	2006-07-11	Direct Ownership :	51 - Exercise of options	+75,000	0.2000	80,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
209450	2000-04-25	2004-03-08	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			20,000				Common Shares		20,000
209462	2002-02-04	2004-03-08	Direct Ownership :	52 - Expiration of options	-20,000		0	0		2002-02-04	Common Shares	-20,000	0
O 209469	2002-03-12	2004-03-08	Direct Ownership :	50 - Grant of options	+25,000	0.2700		25,000		2007-03-12	Common Shares	+25,000	

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A	209469	2002-03-12	2004-03-09	Direct Ownership :	50 - Grant of options	+25,000	0.2700	25,000	25,000		2007-03-12	Common Shares	+25,000	25,000
O	209472	2003-04-25	2004-03-08	Direct Ownership :	50 - Grant of options	+75,000	0.2000		100,000		2008-04-25	Common Shares	+75,000	
A	209472	2003-04-25	2004-03-09	Direct Ownership :	50 - Grant of options	+75,000	0.2000	100,000	100,000		2008-04-25	Common Shares	+75,000	100,000
O	209473	2004-02-16	2004-03-08	Direct Ownership :	50 - Grant of options	+100,000	0.2500		200,000		2009-02-16	Common Shares	+100,000	
A	209473	2004-02-16	2004-03-09	Direct Ownership :	50 - Grant of options	+100,000	0.2500	200,000	200,000		2009-02-16	Common Shares	+100,000	200,000
O	757651	2006-07-07	2006-07-11	Direct Ownership :	52 - Expiration of options	-25,000	0.2700				2007-03-12	Common Shares	-25,000	
A	757651	2006-07-07	2006-07-11	Direct Ownership :	51 - Exercise of options	-25,000	0.2700	175,000			2007-03-12	Common Shares	-25,000	175,000
	757655	2006-07-07	2006-07-11	Direct Ownership :	51 - Exercise of options	-75,000	0.2000	100,000			2008-04-25	Common Shares	-75,000	100,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
209452	2000-04-25	2004-03-08	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			100,000				Common Shares		100,000
209458	2000-10-25	2004-03-08	Direct Ownership :	55 - Expiration of warrants	-100,000		0	0			Common Shares	-100,000	0

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: THORNE, MARIE DIANE													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Options (Common Shares)													
676126	2006-03-13	2006-03-17	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
676128	2006-03-13	2006-03-17	Direct Ownership :	50 - Grant of options	+200,000	0.6900	200,000		0.6900	2011-03-13	Common Shares	+200,000	200,000